Form 20-F
period 2007-12-31
Inmarsat Group LTD; Inmarsat Launch CO Ltd; Inmarsat Leasing (Two) Ltd; Inmarsat Global Ltd; Inmarsat Ventures Ltd; Inmarsat Investments Ltd; Inmarsat Finance plc
filed 2008-04-29
CIK 1291398, 1291403, 1291402, 1291401, 1291400, 1291399, 1291396

As filed with the Securities and Exchange Commission on 29 April 2008

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended 31 December 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 333-115865

Inmarsat Finance plc

(Exact name of Registrant as specified in its charter)

Inmarsat Finance plc

(Translation of Registrant’s name into English)

England and Wales

(Jurisdiction of incorporation or organization)

99 City Road

London EC1Y 1AX

United Kingdom

(Address of principal executive office)

Commission file number 333-115865-06

Inmarsat Group Limited

(Exact name of Registrant as specified in its charter)

Inmarsat Group Limited

(Translation of Registrant’s name into English)

England and Wales

(Jurisdiction of incorporation or organization)

99 City Road

London EC1Y 1AX

United Kingdom

(Address of principal executive office)

Commission file number 333-115865-05

Inmarsat Investments Limited

(Exact name of Registrant as specified in its charter)

Inmarsat Investments Limited

(Translation of Registrant’s name into English)

England and Wales

(Jurisdiction of incorporation or organization)

99 City Road

London EC1Y 1AX

United Kingdom

(Address of principal executive office)

Commission file number 333-115865-04

Inmarsat Ventures Limited

(Exact name of Registrant as specified in its charter)

Inmarsat Ventures Limited

(Translation of Registrant’s name into English)

England and Wales

(Jurisdiction of incorporation or organization)

99 City Road

London EC1Y 1AX

United Kingdom

(Address of principal executive office)

Commission file number 333-115865-03

Inmarsat Global Limited

(Exact name of Registrant as specified in its charter)

Inmarsat Global Limited

(Translation of Registrant’s name into English)

England and Wales

(Jurisdiction of incorporation or organization)

99 City Road

London EC1Y 1AX

United Kingdom

(Address of principal executive office)

Commission file number 333-115865-02

Inmarsat Leasing (Two) Limited

(Exact name of Registrant as specified in its charter)

Inmarsat Leasing (Two) Limited

(Translation of Registrant’s name into English)

England and Wales

(Jurisdiction of incorporation or organization)

99 City Road

London EC1Y 1AX

United Kingdom

(Address of principal executive office)

Commission file number 333-115865-01

Inmarsat Launch Company Limited

(Exact name of Registrant as specified in its charter)

Inmarsat Launch Company Limited

(Translation of Registrant’s name into English)

Isle of Man

(Jurisdiction of incorporation or organization)

15-19 Athol Street

Douglas 1M1 1LB

Isle of Man

(Address of principal executive office)

Rupert Pearce

Inmarsat

99 City Road

London EC1Y 1AX

United Kingdom

Tel +44 (0) 20 77281000

Fax +44 (0) 20 77281044

(Name, Telephone, Email and/or Facsimile and Address of Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Exchange on which Registered
None	None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

7 5/8% Senior Notes due 2012

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Inmarsat Finance plc

Class	Number of shares outstanding as of 31 December 2007
Ordinary Shares, par value £1.00	50,000 ordinary shares

Inmarsat Group Limited

Class	Number of shares outstanding as of 31 December 2007
Ordinary Shares, par value € 0.0005	610,239,894 ordinary shares

Inmarsat Investments Limited

Class	Number of shares outstanding as of 31 December 2007
Ordinary Shares, par value € 0.0005	534,600,000 ordinary shares

Inmarsat Ventures Limited

Class	Number of shares outstanding as of 31 December 2007
Ordinary Shares, par value £0.10 Preference Shares, par value £1.00	100,345,801 ordinary shares and 1 special rights preference share

Inmarsat Limited

Class	Number of shares outstanding as of 31 December 2007
Ordinary Shares, par value £1.00	100,000,002 ordinary shares

Inmarsat Leasing (Two) Limited

Class	Number of shares outstanding as of 31 December 2007
Ordinary Shares, par value £1.00	1,061 ordinary shares

Inmarsat Launch Company Limited

Class	Number of shares outstanding as of 31 December 2007
Ordinary Shares, par value $1.00	4,000 ordinary shares

Indicate by check mark if each registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if each registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

Indicate by check mark whether the registrants (1) have filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrants were required to file such reports) and (2) have been subject to such filing requirements for the past 90 days.

Yes  ☒    No  ☐

Indicate by check mark whether each registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☐    Accelerated filer  ☐    Non-accelerated filer  ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing

☐  U.S. GAAP    ☐  International Financial Reporting Standards as issued by the International Accounting Standards Board    ☒  Other

Indicate by check mark which financial statement item the registrants have elected to follow.

Item 17  ☒    Item 18  ☐

If this is an annual report, indicated by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☒

GENERAL INFORMATION

In this Annual Report, the terms “we”, “us”, “our”, “our company”, “Company” and “Group” refer, as the context requires, either individually or collectively, to Inmarsat Group Limited (“Inmarsat Group”) together with all of its consolidated subsidiaries.

We publish our financial statements in United States dollars, which are referred to as “Dollars”, “US dollars” and “US$” and “$”.

FORWARD-LOOKING STATEMENTS

This Annual Report contains “forward-looking statements” as defined in Section 21E of the US Securities Exchange Act of 1934. These forward-looking statements include all matters that are not historical facts. Statements containing the words “believe,” “expect,” “intend,” “plan,” “may,” “estimate” or, in each case, their negative and words of similar meaning are forward-looking.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We caution you that forward-looking statements are not guarantees of future performance and that our actual financial condition, results of operations and cash flows, and the development of the industry in which we operate, may differ materially from those made in or suggested by the forward-looking statements contained in this annual report. In addition, even if our financial condition, results of operations and cash flows, and the development of the industry in which we operate, are consistent with the forward-looking statements contained in this annual report, those results or developments may not be indicative of results or developments in subsequent periods.

As a consequence, our current plans, anticipated actions and future financial condition, results of operations and cash flows, as well as the anticipated development of the industry in which we operate, may differ from those expressed in any forward-looking statements made by us or on our behalf. We urge you to read this Annual Report, including the sections entitled Item 3 “Key Information—Risk Factors,” Item 4 “Information on the Company—Business Overview” and Item 5 “Operating and Financial Review and Prospects” for a more complete discussion of the factors that could affect our future performance and the industry in which we operate. These factors and this cautionary statement expressly qualify all forward-looking statements.

We do not intend to update or revise any forward-looking statements made herein to reflect actual results or changes in assumptions, future events or otherwise. You are cautioned not to rely unduly on forward-looking statements when evaluating the information presented in this Annual Report.

PRESENTATION OF FINANCIAL INFORMATION AND CERTAIN OTHER DATA

Financial Data

Consolidated financial information for the years ended 31 December 2007 included herein has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Unless otherwise indicated, historical consolidated financial information for the years ended 31 December 2006, 2005 and 2004 included herein has been prepared in accordance with IFRS as adopted by the European Union (“EU”) and IFRS as issued by the IASB. Inmarsat Investments Limited, Inmarsat Ventures Limited, Inmarsat Global Limited, Inmarsat Leasing (Two) Limited, Inmarsat Launch Company Limited and Inmarsat Finance plc have been prepared in accordance with UK GAAP as these companies have not converted to IFRS. For a discussion of principal differences between UK GAAP and US GAAP as they apply to these group companies see the following notes to the consolidated financial statements of:

•	Note 33 Inmarsat Investments Limited,

•	Note 32 Inmarsat Ventures Limited,

•	Note 31 Inmarsat Global Limited

•	Note 19 Inmarsat Leasing (Two) Limited

•	Note 14 Inmarsat Launch Company Limited

•	Note 15 Inmarsat Finance plc

Some of the financial information in this Annual Report has been rounded and, as a result, the totals of the data presented in this Annual Report may vary slightly from the actual arithmetic totals of such information.

Non-GAAP Financial Measures

EBITDA

EBITDA (defined as profit before net interest payable, taxation and depreciation and amortization) and the related ratios presented in this Annual Report are supplemental measures of our performance and liquidity that are not required by, or presented in accordance with IFRS. Furthermore, EBITDA is not a measurement of our financial performance under IFRS and should not be considered as an alternative to net income, operating income or any other performance measures derived in accordance with IFRS.

We believe EBITDA among other measures facilitates operating performance comparisons from period to period and management decision making. It also facilitates operating performance comparisons from company to company. EBITDA as a performance measure eliminates potential differences caused by variations in capital structures (affecting interest expense), tax positions (such as the impact on periods or companies of changes in effective tax rates or net operating losses) and the age and book depreciation of tangible assets (affecting relative depreciation expense). We also present EBITDA because we believe it is frequently used by securities analysts, investors and other interested parties in evaluating similar issuers, the vast majority of which present EBITDA when reporting their results.

Nevertheless, EBITDA has limitations as an analytical tool, and you should not consider it in isolation from, or as a substitute for analysis of, our results of operations, as reported under IFRS. Some of these limitations are:

•	it does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

•	it does not reflect changes in, or cash requirements for, our working capital needs;

•	it does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt;

•

although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA does not reflect any cash requirements for such replacements;

•	it is not adjusted for all non-cash income or expense items that are reflected in our statements of cash flows; and

•	other companies in our industry may calculate these measures differently than we do, limiting their usefulness as a comparative measure.

Because of these limitations, EBITDA should not be considered as a measure of discretionary cash available to us to invest in the growth of our business. We compensate for these limitations by relying primarily on our IFRS results and using EBITDA measures only supplementally. See Item 5—”Operating and Financial Review and Prospects” and the consolidated financial statements contained elsewhere in this Annual Report.

Net Borrowings

Net Borrowings is defined as total borrowings less cash at bank and in hand less short term deposits with an original maturity of less than three months. We use Net Borrowings as a part of our internal debt analysis. We believe that Net Borrowings is a useful measure as it indicates the level of borrowings after taking account of the financial assets within our business that could be utilized to pay down the outstanding borrowings. In addition the Net Borrowings balance provides an indication of the Net Borrowings on which we are required to pay interest. See Item 5—”Operating and Financial Review and Prospects” and the consolidated financial statements contained elsewhere in this Annual Report.

GLOSSARY OF TERMS

active terminals	active terminals are the number of subscribers (R-BGAN, BGAN and SPS) or terminals that have been used to access commercial services (except ACeS International Limited (“ACeS”) handheld terminals) at any time during the preceding twelve-month period and registered as at 31 December. Active ACeS handheld terminals are the average number of terminals active on a daily basis during the period.

analogue	a method of storing, processing or transmitting information through a continuous varied (rather than pulsed) signal.

ATC services	ancillary terrestrial component services which combine terrestrial and satellite communications services and mobile terminals.

atmospheric interference	the attenuation of radio frequency signals due to the presence of moisture in the atmosphere.

avionics	electronics designed for use in aerospace vehicles.

bandwidth	a range of frequencies, expressed in Hertz (“Hz”) occupied by a modulated carrier or the range of frequencies which can be transmitted through a communications system. Bandwidth is one measure of the information carrying capacity of a transponder. The wider the bandwidth, the more information that can be transmitted.

beam	the directed electromagnetic rays emanating from a satellite or ground station. On satellites, typically refers to aggregates of these rays such as a China (coverage) beam or global (coverage) beam.

BGAN	our broadband global area network, including our land BGAN, aeronautical SwiftBroadband and maritime FleetBroadband services.

BGAN BSS	BGAN Business Support System.

bits	the smallest unit of data in computing, with a value of either 0 or 1.

broadband	high capacity bandwidth.

C-band	in satellite communications used to refer to downlink frequencies between 3.4 GHz and 4.2 GHz and uplink frequencies between 5.85 GHz and 7.075 GHz. Often referred to as 4/6 GHz.

cellular	public mobile radio telecommunications service. Cellular systems are based on multiple base stations, or “cells”, that permit efficient frequency reuse and on software that permits the system to band mobile cells from cell to cell as subscribers move through the cellular service area.

circuit switched technology	technology that allows data connections that can be initiated when needed and terminated when communication is complete.

db	decibel, a unit for expressing the ratio of two amounts of electric or acoustic signal power equal to ten times the common logarithm of this ratio, which is often used as a measure of a satellite’s power.

digital	referring to a method of storing, processing, or transmitting information through a pulsed (rather than continuously varied) signal.

downlink	the receiving portion of a satellite circuit extending from the satellite to the earth.

earth station	the dishes, receivers, transmitters and other equipment needed on the ground to transmit and receive satellite communications signals.

EIRP	equivalent isotopic radiated power, a standard of comparison of performance of radio transmitters.

FCC	Federal Communications Commission.

fixed satellite service or FSS	a radio communication service between earth stations at specified fixed points when one or more satellites are used; in some cases this service includes satellite-to-satellite links or feeder links for other space radio communications services.

FTM	fixed to mobile, which are calls where terrestrial users call satellite mobile phones.

GEO	geostationary orbit, which is orbit at an altitude of 36,000 km, where satellites turn at the same angular speed as the earth and thus appear to be on a fixed spot.

GHz	gigahertz, a measure of frequency. One billion cycles per second.

GEO orbit	the orbit of a geosynchronous satellite whose circular and direct orbit lies in the plane of the earth’s equator.

GMDSS	global maritime distress and safety system which is a system designed to automate a vessel’s radio distress alert, eliminating the need for manual watchkeeping of distress channels.

GPRS	General Packet Radio Service.

GPS	Global Positioning System.

GSM	Global System for Mobile communications.

GSPS	Global Satellite Phone Service.

hertz	unit of frequency equal to number of cycles per second.

ICAO	International Civil Aviation Organization.

IMSO	International Mobile Satellite Organization.

Insat	Indian National Satellite.

IP	Internet Protocol, the method or protocol by which data is sent from one computer to another on the Internet.

ISDN	Integrated Services Digital Network. Digital telephone line typically offering data rates of 64 kbps or multiples thereof.

International Telecommunication Union or ITU	ITU is the United Nations treaty organization responsible for worldwide cooperation and standardization in the telecommunication sector. The ITU holds periodic conferences at which telecommunications issues of global importance are discussed; the main conferences are the World Radio Conference (“WRC”) and the World Telephone and Telegraph Conference (“WTTC”).

Ka-band	in satellite communications, used to refer to downlink frequencies between 18 GHz and 22 GHz and uplink frequencies between 27 GHz and 31 GHz. Often referred to as 20/30 GHz.

kbps	kilobits per second, a unit of data transmission speed.

Ku-band	in satellite communications, used to refer to downlink frequencies between 10.7 GHz and 12.74 GHz and uplink frequencies between 13.75 GHz and 14.8 GHz. Often referred to as 11/14 or 12/14 GHz.

LAN	local area network, which is a group of computers and associated devices that share a common communications line or wireless link and typically share the resources of a single processor or server within a small geographic area.

Latency	signal transmission delay, which is dependent on several factors, including the transmission distance propagation speed, bandwidth and encoding/decoding methods used.

L-band	in satellite communications, used to refer to uplink and downlink frequencies between satellites and mobile users between 1.5 GHz and 1.6 GHz.

LEO	low-earth orbit of up to 800 km above the earth.

LES	Land Earth Station, which is a facility that routes Existing and Evolved service calls to and from mobile stations via satellite to and from terrestrial telephone networks.

MEO	medium-earth orbit between 800 km and 12,000 km above the earth.

MHz	megahertz, a measure of frequency. One million cycles per second.

Microwave	radio frequency carrier waves with wavelengths of less than one metre-frequencies above 300 MHz. Typically used to refer to frequencies above 1 GHz, but nominally includes all of UHF.

Model Code	Model Code for share transactions as required by Financial Services Authority.

MOO	a memorandum order and opinion from the FCC.

MSV	Mobile Satellite Ventures Corp.

OFCOM	the UK Office of Communications.

operational life	the time for which a satellite is capable of operating in its allotted position. The expected end of a satellite’s in-orbit operational life is mainly based on the period during which the satellite’s on-board fuel permits proper station-keeping maneuvers for the satellite.

orbital slots	for GEO satellites these are points on the GEO arc where satellites are permitted to operate. Orbital slots are designated by both location and frequency band.

PDA	personal digital assistant, which is typically a handheld device that combines computing, telephone/fax, internet and networking functionality.

PIK	pay in kind (interest added to loan principal rather than paid in cash)

QoS	Quality of Service, a networking term that specifies a guaranteed level of service for a specified product.

radio frequency	a frequency that is higher than the audio frequencies but below the infrared frequencies, usually above 20 KHz.

R-BGAN	our regional broadband global area network.

RSA	recognized spectrum access.

S-band	mobile satellite band between 1.98 and 2.20 GHz

Signal	a physical, time-dependent energy value used for the purpose of conveying information through a transmission line.

SIM-card	Subscriber Identity Module card, as used in existing cellular phones.

Spectrum	the range of electromagnetic radio frequencies used in transmission of voice, data and television.

SPS	our satellite phone service

TT&C	tracking, telemetry and command station, a land-based facility that monitors and controls the positioning, attitude and status of a satellite in orbit.

telemetry	radio transmission of coded or analogue data from a satellite to a ground station.

Transponder	a microwave repeater on a satellite which provides a discrete path to receive communications signals, translate and amplify such signals and retransmit them to earth or another satellite.

uplink	in satellite communications, the signal from the earth station to the space station (satellite).

VOIP	voice over internet protocol. This refers to a set of facilities for managing the delivery of voice information using internet protocol.

VPN	virtual private network, a network that is constructed using public wires to connect nodes.

VSAT	Very Small Aperture Terminal. A system for the reception and transmission of satellite signals using a small dish diameter, typically fixed and requiring a license to use.

PART I

ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable

ITEM 3.    KEY INFORMATION

SELECTED FINANCIAL DATA

The financial statements are prepared in accordance with accounting policies that are in conformity with International Financial Reporting Standards (“IFRS”) as adopted by the European Union (“EU”) and IFRS as issued by the International Accounting Standards Board (“IASB”). As permitted, following the transition to IFRS on 1 January 2004 only four years of IFRS information are presented. Pursuant to SEC Release 33-8879 eliminating the requirement for foreign private issuers to reconcile their financial statements to US GAAP, no US GAAP reconciliation has been presented.

You should read the table below in conjunction with Item 5 “Operating and Financial Review and Prospects” and the historical consolidated financial statements elsewhere in this Annual Report.

	2007	2006	2005	2004
	(US$ in millions)
Income Statement
Revenue	557.2	500.1	491.1	480.7
Employee benefit costs	(93.7)	(92.2)	(96.5)	(87.2)
Network and satellite operations costs	(33.8)	(31.1)	(38.8)	(50.0)
Other operating costs	(64.7)	(57.1)	(63.6)	(67.4)
Work performed by the Group and capitalized	18.5	12.0	25.2	25.8
Losses on termination of subsidiary undertakings	—	—	(1.1)	—
Gain on disposal of property	—	—	—	42.6
Depreciation and amortization	(174.2)	(156.8)	(106.5)	(124.1)

Operating profit	209.3	174.9	209.8	220.4
Interest receivable and similar income	5.2	8.2	10.6	3.9
Interest payable and similar charges	(86.6)	(92.9)	(167.2)	(167.5)

Net interest payable	(81.4)	(84.7)	(156.6)	(163.6)

Profit before income tax	127.9	90.2	53.2	56.8
Income tax (expense)/credit	(29.0)	37.8	(18.3)	(15.4)

Profit for the year	98.9	128.0	34.9	41.4

Other Financial Data
EBITDA[1]	383.5	331.7	316.3	344.5
Cash inflow from operating activities	377.0	330.7	336.9	306.2
Cash flow for Capital expenditure	(209.9)	(114.4)	(204.3)	(140.1)
Cash flow used in investing activities	(230.4)	(132.4)	(67.6)	(176.5)
Dividends paid	(135.3)	(101.4)	(24.7)	—
Cash flow used in financing activities	(154.4)	(193.0)	(459.9)	(136.5)
(Decrease)/increase in cash and cash equivalents	(8.1)	5.1	(191.2)	(6.5)

Balance Sheet
Total assets	1,998.1	1,979.2	2,029.1	2,192.8
Total liabilities	1,648.0	1,589.4	1,673.4	2,162.0
Share capital	346.5	346.5	346.5	34.5
Shareholders’ equity	350.1	389.8	355.7	30.8

(1)	EBITDA is a non GAAP performance measure and is defined as profit before taxation, net interest payable and depreciation and amortization. For a discussion of EBITDA please refer to “Presentation of Financial Information and Certain Other Data—Non-GAAP Financial Measures.”

(2)	Set forth below is a reconciliation of profit for the year to EBITDA.

	2007	2006	2005	2004
	(US$ in millions)
Profit for the year	98.9	128.0	34.9	41.4
Add back:
Income tax credit/expense	29.0	(37.8)	18.3	15.4
Net interest payable	81.4	84.7	156.6	163.6
Depreciation and amortization	174.2	156.8	106.5	124.1

EBITDA	383.5	331.7	316.3	344.5

EXCHANGE RATE INFORMATION

The following table shows for the dates and periods indicated information concerning the noon buying rate in The City of New York for cable transfers in pounds sterling, which we refer to in this annual report as sterling, as certified for customs purposes by the Federal Reserve Bank of New York and expressed in US dollars per £1.00.

Year	Year End	Average(1)	High	Low
2003	1.78	1.65	1.78	1.55
2004	1.92	1.83	1.95	1.76
2005	1.72	1.82	1.93	1.71
2006	1.96	1.84	1.98	1.72
2007	1.98	2.01	2.11	1.92

(1)	The average of the noon buying rates on the last day of each month during the year.

The following table shows the high and low noon buying rates for each month during the previous six months, expressed in dollars per £1.00.

Month	High	Low
October 2007	2.08	2.03
November 2007	2.11	2.04
December 2007	2.06	1.98
January 2008	2.00	1.93
February 2008	2.00	1.94
March 2008	2.04	1.97

Unless otherwise indicated, the exchange rate used in this Annual Report to convert sterling into dollars (and dollars into sterling) is the noon buying rate as of 31 December 2007 stated above. The noon buying rate as of 18 April 2008 was US$2.00 per £1.00.

RISK FACTORS

Risks Relating to Our Business include the following:

We rely on third-party distribution partners and service providers to sell our services to end-users and to determine the prices end-users pay. If our distribution partners and service providers were to fail to market or distribute our services effectively or fail to offer our services at prices which are competitive, our revenues, profitability, liquidity and brand image could be adversely affected.

We sell our services exclusively to third-party distribution partners, the majority of whom operate the land earth stations that transmit and receive those services to and from our satellites (although now our BGAN services have been launched, all traffic relating to those services are handled by our own land earth stations in the Netherlands and Italy and the SPS service is handled by our land earth station in Subic Bay). These distribution partners then market and distribute our services including our BGAN services to end-users, either directly or through other distribution partners and service providers.

Pursuant to our arrangements with our distribution partners:

•	we do not set the prices end-users pay for our services;

•	we cannot contract with end-users of our services; and

•

with respect to our demand assigned services and lease services (but excluding R BGAN and BGAN) and with very few exceptions, we can only have a direct contractual relationship with companies (whether distribution partners or other entities) that operate land earth stations. With respect to our R-BGAN, BGAN, SPS and lease services under the Inmarsat-4 narrow spot beams, this arrangement does not apply as we may contract with other distribution partners and we handle the landing of all traffic relating to these services from our own land earth stations;

As a result of these arrangements, we are dependent on the performance of our distribution partners to generate substantially all of our revenues. If our distribution partners were to fail to market or distribute our services effectively, or if they offered our services at prices, which were not competitive, our revenues, profitability, liquidity and brand image could be adversely affected.

Sales to our key distribution partners represent a significant portion of our revenues and the loss of any of these distribution partners could adversely affect our revenues, profitability and liquidity.

For 2007, 82% of our mobile satellite communications revenues came from three distribution partners, Stratos Global, Vizada Satellite Communications (formerly France Telecom Mobile Satellite Communications) and Telener satellite services. In September 2007 Vizada Satellite Communications merged with Telenor Satellite Services. Sales to Stratos Global and the enlarged Vizada Satellite Communications represented 44% and 38%, respectively, of our mobile satellite communications services revenue during 2007. The loss of any of these could materially affect our routes to market, reduce customer choice or represent a significant bad debt risk. The merger of our distribution partners increases our reliance on a few key distributors of our services and also increases the amount of volume discounts that we would have to give our partners. During the remaining term of our distribution agreements which expire on 14 April 2009 we expect Vizada Satellite Communications to achieve higher levels of volume discounts as a result of its merger with Telenor Satellite Services. For a discussion of the CIP transaction which partially mitigates this risk, please see “Item 4, Information on the Company—CIP Canada offer for Stratos Global Corporation Accepted”.

The global communications industry is highly competitive. It is likely that we will face significant competition in the future from other network operators, which may adversely affect end-user take-up of our services and our revenues.

The global communications industry is highly competitive. We face competition today from a number of communications technologies in the various target markets for our services. It is likely that we will continue to face increasing competition from other network operators in some or all of our target market segments in the future, particularly from satellite network operators. Competition from Iridium and to a lesser extent Globalstar, two global mobile satellite communications services operators, has been increasing, particularly with respect to low speed data and voice services. Iridium further intends to launch a competing service to FleetBroadband in 2008. In addition, we also face regional competition for low-speed data and voice services from Thuraya and Mobile Satellite Ventures (regional MSS operators) and (to a lesser extent) other regional mobile satellite communication services operators, which has influenced the price at which our distribution partners and service providers offer our services. Thuraya also offers a 144kbps mobile data communications service on a regional basis and, following the successful launch by Thuraya in January 2008 of a satellite covering the Asian region, competition from Thuraya is expected to increase. Two other companies are planning to deploy mobile satellite services in North America in 2008, ICO Global Communications Inc. in the United States and TMI/Terrestar Networks Inc. in the United States and Canada, in each case using the 2GHz band, which has more contiguous bandwidth than the L-band in which we operate and may accommodate higher-speed multimedia services.

Communications providers who operate private networks using very small aperture terminals (“VSAT”) or hybrid systems also continue to target users of mobile satellite services. Technological innovation in VSAT terminals, together with increased C-band and Ku-band coverage and commoditization, have increased the competitiveness of VSAT and hybrid systems in some traditional mobile satellite communications services sectors. Furthermore, the gradual extension of terrestrial wireline and wireless communications networks to areas not currently served by them may reduce demand for some of our services in those areas.

Our substantial debt could adversely affect our financial condition or results of operations.

We have a significant amount of debt and we may incur additional debt. The principal amount of our total long-term consolidated debt was US$560.4 as at 31 December 2007 (excluding US$723.6m principal amount of subordinated shareholder funding loan). In addition, we have a further US$300.0m Revolving Committed Facility under the Senior Facility Agreement of which we have drawn US$70.0m as at 31 December 2007.

The amount of our debt could:

•

require us to dedicate a substantial portion of our cash flows from operations to payments on our debt, which will reduce our cash flow available to fund capital expenditure, working capital, research and development and other general corporate purposes;

•	place us at a competitive disadvantage compared to those of our competitors that have less debt than we do;

•	limit our flexibility in planning for, or reacting to, changes to our industry;

•	increase our vulnerability, and reduce our flexibility to respond, to general and industry specific adverse economic conditions; and

•	limit our ability to borrow additional funds, increase the cost of any such borrowing and/or limit our ability to raise equity funding.

We may incur substantial additional debt in the future. The terms of our Senior Facility Agreement and the indenture governing our Senior Notes restrict (or will restrict) our ability to incur, but do not prohibit us from incurring, additional debt. If we were to incur additional debt, the related risks we now face could increase.

We may not retain sufficient rights to the spectrum required to operate our satellite system to its expected capacity or to take full advantage of future business opportunities.

We must retain rights to use sufficient L-band and C-band spectrum necessary for the transmission of signals between our satellites and end-user terminals and between our satellites and our control stations. Our access to C-band spectrum is obtained through frequency coordination under ITU procedures. Our access to L-Band spectrum is also obtained through frequency coordination under ITU rules. The L-Band coordination is governed, in part, by sharing arrangements with other satellite operators that are re-evaluated and re-established through two annual, regional multilateral meetings of those satellite operators—one for operators whose satellites cover North America, and a second for those which cover Europe, Africa, Asia and the Pacific.

We have agreed spectrum allocations for 2008 in the 2007 Europe, Africa, Asia and Pacific operators’ review meeting. We believe this agreement provides sufficient spectrum to support our existing services for the duration of the agreement. As part of our business planning we may need to apply for additional spectrum to support our future services and existing services growth.

During 2007 we held discussions with Mobile Satellite Ventures LP, Mobile Satellite Ventures (Canada) Limited and SkyTerra Communications, Inc. (together “MSV”) about the efficient re-use and of our respective L-band spectrum across the Americas and we announced in December that a cooperation agreement for spectrum re-use was signed between us and MSV. This agreement includes conditional provisions for the co-ordination of the parties’ respective existing and planned satellites serving the Americas and for the reorganization of our spectrum and that of MSV over the Americas to provide contiguous spectrum in larger blocks for both our operations and efficient re-use of L-band spectrum. The purpose of the agreement is to increase spectrum efficiency and protect both Mobile Satellite Communication Services (“MSS”) and Ancillary Terrestrial Component (“ATC”) operations from inter-system interference. Additionally, the agreement sets up a framework for commercial cooperation between the parties to support the exploitation by MSV of hybrid MSS-ATC services in North America.

Competition for L-band and C-band spectrum from new operators or for new services or business opportunities could make it more difficult for us to retain rights to L-band and C-band spectrum or to take full advantage of future business opportunities by acquiring further L-band and C-band spectrum. If we were unable to retain sufficient rights to L-band and C-band spectrum, our ability to provide our services in the future could be prejudiced, which could have an adverse effect on our business and results of operations.

Use by our competitors of L-band spectrum for terrestrial services could interfere with our services.

On 29 January 2003, the Federal Communications Commission (the “FCC”), promulgated a general ruling (the “ATC Ruling”) that mobile satellite communications services spectrum, including the L-band spectrum we use to operate our services, could be used by mobile satellite communications services operators to integrate ancillary terrestrial component (“ATC”) services into their satellite networks in order to provide combined terrestrial and satellite communications services to mobile terminals in the United States. On 8 November 2004, the FCC issued an order granting MSV an ATC licence and approving several waivers of the ATC Ruling that MSV requested, while deferring ruling on certain additional waivers. On 10 February 2005, following a series of petitions and requests for reconsideration, the FCC clarified the ATC Ruling by a further memorandum opinion and order (the “MOO”) which, inter alia, settled the applicable rules on inter-system interference and other general requirements for integrated mobile satellite communications/ATC systems (the “MOO”). On 4 November 2005, MSV filed applications to modify its ATC license and to take advantage of the new latitude afforded by the MOO, in which MSV seeks certain waivers of the ATC rules. It may not be known whether the MOO, or the possible grant of modified ATC authority to MSV, will provide effective protection of our mobile satellite services from harmful interference until third parties commence commercial operations of integrated mobile satellite communications/ATC services.

The implementation of ATC services by MSS operators in the United States or other countries may result in increased competition for the right to use L-band spectrum, and such competition may make it difficult for us to obtain or retain the spectrum resources we require for our existing and future services. In addition, the FCC’s decision to permit integrated MSS/ATC services was based on certain assumptions, particularly relating to the level of interference that the provision of integrated MSS/ATC services would likely cause to other MSS operators, such as us, who use the L-band spectrum. If the FCC’s assumptions with respect to the use of L-band spectrum for integrated MSS/ATC services prove inaccurate, or a significant level of integrated MSS/ATC services is provided in the United States, the provision of integrated MSS/ATC services could interfere with our satellites and user terminals, which may adversely impact our services. For example, the use of certain L-band spectrum to provide integrated MSS/ATC services in the United States could interfere with our satellites providing communications services outside the United States where the satellites’ “footprint” overlaps the United States. Such interference could limit our ability to provide services that are transmitted through any satellite visible to the United States. Three of our Inmarsat-3 satellites and one of our Inmarsat-2 satellites are currently visible to the United States. One of our two Inmarsat-4 satellites is visible to the United States. In addition, users of our terminals in the United States could suffer interruptions to our services if they tried to use their terminals near ATC terrestrial base stations used to provide integrated MSS/ATC services. In the event that we anticipate significant usage of mobile user terminals near ATC terrestrial base stations, it may be necessary for the manufacturers of the mobile terminals to modify their products to make them less susceptible to interference and for Inmarsat to replace or upgrade existing user terminals to avoid harmful interference.

In December 2007, we announced a cooperation agreement with Mobile Satellite Ventures LP, Mobile Satellite Ventures (Canada) Limited and SkyTerra Communications, Inc. (together “MSV”) addressing the efficient re-use and reorganization of our respective L-band spectrum across the Americas. This agreement includes conditional provisions for the co-ordination of the parties’ respective existing and planned satellites serving the Americas and for the reorganization of our spectrum and that of MSV over the Americas to provide contiguous spectrum in larger blocks for both our operations and efficient re-use of L-band spectrum. The purpose of the agreement is to increase spectrum efficiency and protect both MSS and ATC operations from inter-system interference. Additionally, the agreement sets up a framework for commercial cooperation between the parties to support the exploitation by MSV of hybrid MSS-ATC services in North America.

Jurisdictions other than the United States are considering, and could implement, similar regulatory regimes in the future. In May 2004, Industry Canada, the Canadian regulator, decided in principle to allow ATC services in Canada. European regulators are currently considering the technical and regulatory issues which would arise if mobile satellite communications services operators were authorized to provide terrestrial services, including ATC, in 2 GHz bands. Commission Decision 2007/98/EC of 14 February 2007 on the harmonised use of radio spectrum in the 2 GHz frequency bands for the implementation of systems providing mobile satellite services confirms this as being satellite spectrum and allows the installation of a terrestrial component. As the EU is expecting scarcity of spectrum, a pan-european selection and award process is currently being decided upon in a co-decision process between Council and Parliament.

Any or all of the preceding could have a material adverse effect on our revenues, profitability or liquidity.

We rely on third parties to manufacture and supply terminals to access our services and, as a result, we cannot control the availability of terminals.

Terminals used to access our services are built by a limited number of independent manufacturers. Although we provide manufacturers with key performance specifications for the terminals, these manufacturers could:

•	reduce production of, or cease to manufacture, some of the terminals that access our services;

•	manufacture terminals with defects that fail to perform to our specifications;

•	fail to build or upgrade terminals that meet end-users’ requirements within our target market segments;

•	fail to meet delivery schedules or to market or distribute terminals effectively; or

•	sell some of our terminals at prices that end-users or potential end-users do not consider attractive.

Any of the foregoing could adversely affect the ability of our distribution partners to sell our services, which, in turn, could adversely affect our revenues, profitability and liquidity, as well as our brand image.

We are subject to foreign exchange risk.

We use the US dollar as our functional and reporting currency. While almost all of our revenues are denominated in US dollars, the majority of our operating expenses and a small proportion of our capital expenditures are denominated in currencies other than the US dollar. Our primary exchange rate risk is against pounds sterling. The US dollar has significantly weakened against the pound sterling and in the event it continues to weaken in the medium to long-term, our results of operations may be adversely affected. Although we generally seek to hedge our foreign currency exposure in the short-term, in the longer-term our results of operations would be adversely affected by continued weakness of the US dollar against the pound sterling.

We may not be able to recruit and retain the number and calibre of management or employees necessary for our business, which may adversely affect our revenues and profitability.

Technological competence and innovation is critical to our business and depends, to a significant degree, on the work of technically skilled employees. The market for the services of these types of employees is competitive. We may not be able to attract and retain these employees. If we are unable to attract and retain adequate technically skilled employees, including those supporting the development and provision of our higher bandwidth services, our competitive position could be materially adversely affected.

Risks Relating to Our Technology and the Operation and Development of Our Network

Our satellites are subject to significant operational risks while in orbit which, if they were to occur, could adversely affect our revenues, profitability and liquidity.

Satellites are subject to significant operational risk while in orbit. These risks include malfunctions, commonly referred to as anomalies, that have occurred in our satellites and the satellites of other operators as a result of various factors, such as satellite manufacturers’ errors, problems with the power or control systems of the satellites and general failures resulting from operating satellites in the harsh environment of space.

Although we work closely with satellite manufacturers to determine and eliminate the cause of anomalies in new satellites and provide redundancy for many critical components in our satellites, we may experience anomalies in the future, whether of the types described above or arising from the failure of other systems or components.

Any single anomaly or series of anomalies could materially adversely affect our operations, as well as our ability to attract new customers for our services. Anomalies could also reduce the expected useful life of a satellite, thereby reducing the revenue that we could generate with that satellite, or create additional expenses due to the need to provide replacement or back-up satellites. The occurrence of future anomalies could materially adversely affect our ability to insure our satellites at commercially reasonable premiums, if at all. For more information on the risk that we may be unable to obtain and maintain insurance for our satellites, see “—We may be unable to obtain and maintain insurance for our satellites, and the insurance we obtain may not cover all losses we experience. Even if our insurance were sufficient, delays in launching a satellite could adversely affect our revenues, profitability and liquidity” below.

Meteoroid events pose a potential threat to all satellites. The probability that a meteor will damage those satellites increases significantly when the earth passes through the particulate stream left behind by comets. Occasionally, increased solar activity poses a potential threat to all in-orbit satellites.

Some decommissioned spacecraft are in uncontrolled orbits that pass through the geostationary belt at various points, and present hazards to operational spacecraft, including our satellites. The loss, damage or destruction of any of our satellites as a result of an electrostatic storm, collision with space debris, malfunction or other event could have a material adverse effect on our business.

In addition, our satellite system includes seven tracking, telemetry and control ground stations and four network co-ordination stations located around the world. If two or more of these stations were to fail at the same time, our ability to operate our satellites effectively may be limited, which could adversely effect our revenues, profitability or liquidity.

The proposed use of frequency bands for terrestrial International Mobile Telecommunications (“IMT”) that are not compatible with our land earth stations (“LESs”) and satellite access stations (“SASs”) in the same band and in the same geographical area may cause interference with our services.

The 2007 World Radio Conference (“WRC-07”) in November considered the identification of frequency bands for terrestrial IMT (3rd and 4th generation mobile) systems. C-band (3400—4200 MHz), which is used for Inmarsat satellite feeder and telemetry links, was one of the candidate bands. Inmarsat is concerned over the potential use of the C-band for these new terrestrial mobile systems. The ubiquitous use of these systems is not compatible with the operation of satellite earth stations, such as Inmarsat LESs/SASs, in the same band and in the same geographical area. As a result, in countries where IMT systems are deployed in the C-band, existing Inmarsat LESs/SASs could suffer interference and Inmarsat may be unable to deploy new earth stations. If our ability to operate the LESs/SASs is limited by such interference our revenues, profitability and liquidity could be adversely affected. Already, many countries have licensed Broadband Wireless Access (“BWA”) systems, which are similar to IMT systems, in the C-band and others are expected to follow suit.

At the WRC-07, the “no change” campaign, led by Inmarsat and other major satellite players, has successfully prevented a global C-band identification for IMT services. The lack of harmonized identification for IMT should slow down the momentum for IMT deployment in C-band. There were, however, several countries which identified the C-band portion 3400-3600 MHz for IMT through country footnotes to the Radio Regulations. These footnotes included technical constraints which will help to ensure protection to earth stations from IMT operations in neighboring countries. However, protection within national boundaries of countries intending to deploy IMT in the C-band will still need to be discussed with the individual Administration. As a result, Inmarsat will continue to pursue protection of each LES and SAS through registration of stations with the ITU and discussion with LESOs and national administrations.

Our satellites have minimum design lives, but could fail or suffer reduced capacity before the end of their design lives.

Our ability to generate revenue depends on the useful lives of our satellites. Each satellite has a limited useful life. A number of factors affect the useful lives of the satellites, including, among other things, the quality of their construction, the durability of their component parts, the ability to continue to maintain proper orbit and control over the satellite’s functions, the efficiency of the launch vehicle used, and the remaining on-board fuel following orbit insertion. The minimum design life of our Inmarsat-2 satellites is ten years, whilst our Inmarsat-3 and Inmarsat-4 satellites each have a minimum design life of 13 years. However, whilst our Inmarsat-2 satellites have so far exceeded their original design lives, the actual useful lives of our other satellites could be shorter. Changes in asset lives can have a significant effect on our depreciation charge and affect profitability. As a result we regularly reassess the useful economic lives of the Group’s satellites. In October 2004 the Inmarsat-3 satellites useful lives were changed to better reflect their economic life resulting from improvements in satellite technology as supported by engineering analysis. As a result depreciation periods were extended for the Inmarsat-3 satellites from 10 years to 13 years. As of October 2005, the Group prospectively changed the useful economic lives of the Inmarsat-4 satellites from 13 years to 15 years to reflect the better-than-expected performance of the launch vehicles and the adoption of an optimal mission strategy which are expected to extend the orbital lives of these satellites beyond their initial design life. The two Inmarsat-4 satellites which have been placed in service are currently being depreciated over 15 years.

The launch of our third Inmarsat-4 satellite is subject to risks, the occurrence of which could materially and adversely affect our performance.

The launch of our third Inmarsat-4 satellite could be subject to further delays and risks relating to launch, including launch failure or incorrect orbital placement. Our third Inmarsat-4 satellite is in storage at Astrium’s facilities as per our purchase contract awaiting launch which is expected to occur as early as practicable in 2008. Should the launch of our third Inmarsat-4 satellite be delayed, that would, in turn, delay the extension of our BGAN and GSPS services on a global basis.

In August 2007, we signed a contract with International Launch Services (“ILS”) for the launch of our third Inmarsat-4 satellite on a Proton launch vehicle. Subsequent to signing the contract with ILS, on 15 March 2008, Inmarsat was informed that a Proton Breeze M rocket carrying the satellite of another operator, suffered an anomaly resulting in the failure of the mission. Inmarsat has suspended plans to ship the third Inmarsat-4 satellite to the launch site. We expect the launch to occur as early as practicable in 2008. Our option to launch the third Inmarsat-4 satellite using an Atlas launch vehicle was cancelled in February 2008. The launch of the third Inmarsat-4 satellite will provide global coverage for our BGAN and GSPS services. A material delay in the deployment of our third Inmarsat-4 satellite, could adversely affect our ability to generate revenues from BGAN and GSPS services and could significantly increase the cost thereof.

We may be unable to obtain and maintain insurance for our satellites, and the insurance we obtain may not cover all losses we experience. Even if our insurance were sufficient, delays in launching a replacement satellite could adversely affect our revenues, profitability and liquidity.

We have obtained in-orbit insurance cover for our first two Inmarsat-4 satellites until November 2008 and expect to maintain commercially prudent levels of insurance in the future. In addition, we have obtained launch insurance to cover the launch of the third Inmarsat-4 satellite.

The price, terms and availability of insurance have fluctuated significantly since we began offering commercial satellite services. The cost of obtaining insurance can vary as a result of either satellite failures or general conditions in the insurance industry. Insurance policies on satellites may not continue to be available on commercially reasonable terms, or at all. In addition to higher premiums, insurance policies may provide for higher deductibles, shorter coverage periods and additional satellite health-related policy exclusions. An uninsured failure of one or more of our satellites could have a material adverse effect on our financial condition and results of operations. In addition, higher premiums on insurance policies would increase our costs, thereby reducing our operating income by the amount of such increased premiums.

Even where we have obtained in-orbit insurance for a satellite, this insurance coverage will not protect us against all losses that might arise as a result of a satellite failure. Our current in-orbit insurance policies contain, and any future policies can be expected to contain, specified exclusions and material change limitations customary in the industry at the time the policy is written. These exclusions typically relate to losses resulting from acts of war, insurrection or military action, government confiscation, as well as lasers, directed energy beams, or nuclear or anti-satellite devices or radioactive contamination.

In addition, should we wish to launch a spare satellite to replace a failed operational satellite, the timing of such launch will be dependent on prior commitments made by potential suppliers of launch services to other satellite operators. Our insurance may not protect us against lost or delayed revenue, business interruption or lost business opportunities.

We also maintain third-party liability insurance. This insurance may not be adequate or available to cover all third-party damages that may be caused by any of our satellites, and we may not in the future be able to renew our third-party liability cover on reasonable terms and conditions, if at all.

New technologies introduced by our competitors may reduce demand for our services or render our technologies obsolete, which may have a material adverse effect on the cost structure and competitiveness of our services, possibly resulting in a negative effect on our revenues, profitability or liquidity.

The space and communications industries are subject to rapid advances and innovations in technology. We expect to face competition in the future from companies using new technologies and new satellite and terrestrial systems. Advances or innovations in technology could render our technologies obsolete or less competitive by satisfying consumer demand in more attractive or cost-effective ways, or by introducing standards incompatible with ours. Obsolescence of the technologies that we use could have a material adverse effect on our revenues, profitability or liquidity.

Our business relies on intellectual property, some of which third parties own, and we may inadvertently infringe upon their patents and proprietary rights.

Many entities, including some of our competitors, currently (or may in the future) hold patents and other intellectual property rights that cover or affect products or services related to those that we offer. We cannot assure you that we are aware of all intellectual property rights that our products may infringe upon. In general, if a court were to determine that one or more of our products infringes upon intellectual property held by others, we may be required to cease developing or marketing those products, to obtain licenses from the holders of the intellectual property, or to redesign those products in such a way as to avoid infringing upon others’ patents. We cannot estimate the extent to which we may be required in the future to obtain intellectual property licenses, or the availability and cost of any such licenses. To the extent that we are required to pay royalties to third parties to whom we are not currently making payments, these increased costs of doing business could negatively affect our profitability or liquidity.

If a competitor holds intellectual property rights, it may not allow us to use its intellectual property at any price, which could adversely affect our competitive position.

Regulatory Risks

Our business is subject to regulation and we face increasing regulation with respect to the transmission of our satellite signals and the provision of our mobile satellite communications services in some countries, which could require us to incur additional costs, could expose us to fines and could limit our ability to provide existing and new services in some countries.

The maintenance and expansion of our business is dependent upon, among other things, our ability (and/or the ability of our distribution partners and/or their service providers) to obtain required government licenses and authorizations in a timely manner, at reasonable costs and on satisfactory terms and conditions.

Our business is subject to the regulatory authority of the government of the United Kingdom and the national authorities of the countries in which we operate, as well as to the regulations of various international organizations. Government authorities generally regulate, among other things, the construction, launch and operation of satellites, the use of satellite spectrum at specific orbital locations, the licensing of land earth stations and mobile terminals, and the provision of satellite services. For more information on the regulatory environment in which we operate, see “Item 4: Information on the Company—Regulation”.

In particular, under the UK Outer Space Act 1986, we must obtain licenses to conduct our business, including for the launch of our satellites. The terms of these licenses provide that we indemnify the UK government without limit for any claim brought against it as a result of our licensed activities or in respect of any loss suffered by the UK government as a result of any breach of the terms of the license. We also must maintain insurance of up to £100m per satellite to be used to pay any sums to the UK government in respect of this indemnity. See “Item 4: Regulation—Regulation of our Satellite System—UK Outer Space Act 1986”.

Increasingly, regulatory authorities are imposing fees and introducing new regulatory requirements on businesses that use spectrum or offer communications services. This could significantly affect our business. In addition to the licenses issued to us by the UK government for the launch and operation of our satellites, to date, we have obtained specific telecommunications or frequency licenses with respect to our existing services in Australia, Belgium, Brazil, Ecuador, Egypt, France, Germany, Iraq, Italy, Kenya, Netherlands, Peru, Paraguay, Spain and Switzerland. We are also discussing terms and conditions with Afghanistan, Argentina, Ethiopia, Saudi Arabia, South Africa and Uruguay. Additional countries are considering whether to implement such license requirements. These license requirements could require us to incur new and unforeseen additional costs, could expose us to fines if we were unable to obtain or retain any licenses or meet all regulatory requirements, and could limit our ability to provide existing or new services in some countries, which could adversely affect our revenues, profitability or liquidity.

It is also possible that regulatory authorities in some countries may require us to establish a land earth station or a point of presence in their countries as a condition to distribute our GSPS or BGAN services in those countries. This has in particular been a barrier to entry in India. Some countries may also require us to provide traffic reports on a regular basis or maintain a domestic billing database for their country. To the extent we own and/or operate the land earth stations for our BGAN and GSPS services, we are required to obtain licenses for the operation of those stations as network facilities, and also will need to obtain rights to C-band spectrum for communications between the stations and our satellites. Approval of the offering of our services or operation of land earth stations will be contingent upon us or our distribution partners providing any countries as may so require with the ability to monitor calls made to or from such countries and/or to intercept traffic. Although we believe that we will be able to address the concerns of many of these countries as they arise, there is no assurance that we and/or our distribution partners and/or their service providers will be able to do so. In addition, some countries in which we or our distribution partners, or their service providers, operate have laws and regulations relating to privacy and the protection of data which may impair our ability to obtain licenses or offer our services on a timely basis.

Laws, policies and regulations affecting the satellite industry are subject to change in response to industry developments, new technology or political considerations. Legislators or regulatory authorities in various countries are considering, and may in the future adopt, new laws, policies and regulations or changes to existing regulations regarding a variety of matters that could, directly or indirectly, affect our operations or the operations of our distribution partners, or increase the cost of providing services over our system. Changes to current laws, policies or regulations or the adoption of new regulations could affect our ability to obtain or retain required government licenses and authorizations or could otherwise have a material adverse effect on our business.

Our contractual relationships with our distribution partners may be subject to regulatory challenge, which could require us to renegotiate the contractual relationships and could result in the imposition of fines.

Our overall relationship with our distribution partners is governed by our Distribution Agreements. There is a risk that regulatory authorities or other third parties could challenge the Distribution Agreements, for example under European Union (“EU”) competition laws. As of 1 May 2004, it is no longer possible to obtain an exemption from EU competition rules by notifying an agreement to the European Commission, and parties must make their own assessment as to whether their agreements fulfill EU competition requirements. We have previously conducted a regulatory review of the terms of the Distribution Agreements, and of our competitive position in the sectors in which we operate. We do not believe that we are party to any agreement that is, in the current competitive environment, anti-competitive, or otherwise faces a significant risk of regulatory challenge. However, the competitive environment may change, and regulatory risk analysis is by its nature subjective. Therefore, we cannot assure you that either we, or the Distribution Agreements, or our distribution partners face no risk of challenge. For example, competition authorities could determine that we have market power in one or more business sectors, and could challenge us, or the Distribution Agreements or our distribution partners as anti-competitive. A successful regulatory challenge could result in portions, or all, of the Distribution Agreements being declared unenforceable, could require us to modify or replace certain provisions of the Distribution Agreements in order to achieve compliance and, in certain circumstances, could result in the imposition of fines. Competition authorities generally have powers to impose fines (in the case of the European Commission, up to a maximum of 10% of a company’s worldwide annual group revenues) for breaches of competition laws. In addition, third parties could initiate civil litigation claiming damages caused by alleged anticompetitive practices and agreements.

We may not be aware of certain foreign government regulations.

We, our customers and companies with which we or they do business may be required to have authority from each country in which we or they provide services or provide our or their customers use of our satellites. We may not be aware if some of our customers and/or companies with which they or we do business do not hold the requisite licenses and approvals.

Because regulatory schemes vary by country and evolve over time, we may be subject to regulations in foreign countries of which we are not presently aware. If that were to be the case, we could be subject to sanctions by a foreign government that could materially adversely affect our ability to operate in that country. Our current regulatory approvals could now be (or could become) insufficient in the view of foreign regulatory authorities, any additional necessary approvals may not be granted on a timely basis (or at all), in all jurisdictions in which we wish to offer services, and applicable restrictions in those jurisdictions could become unduly burdensome. The failure to obtain the authorizations necessary to operate satellites internationally could have a material adverse effect on our ability to generate revenue and on our overall competitive position.

Our distribution partners and service providers face increasing regulation in many countries, and end-users often require licenses to operate end-user terminals. This regulatory burden could increase the costs of our distribution partners and service providers or restrict their ability to sell our products.

Our distribution partners and service providers need licenses and regulatory consents to offer our services in many countries where they operate. In addition, end-users often require licenses to use our terminals. Furthermore, we expect that our distribution partners, their service providers and end-users will require licenses for our handheld services in many jurisdictions, and they may fail to obtain those licenses. Any delay or failure by distribution partners, their service providers or end-users to obtain required licenses in connection with the distribution of our services or use of terminals could prevent our services from being distributed, sold or used in some countries or lead to unauthorized use that could affect the reputation of our brand, which could adversely affect our revenues.

In the United States and Canada, disagreement over coordination of the L band has over the last several years resulted in some service authorizations being delayed or issued on a temporary basis. However, the successful negotiation of a Cooperation Agreement in December 2007 with MSV included conditional provisions for the co-ordination of the parties’ respective existing and planned satellites serving the Americas. In recognition of this co-ordination agreement, the U.S. and Canadian regulatory authorities have already issued several full licenses for operating authority, and are expected to issue the remainder shortly.

We may not be successful in co-ordinating our satellite operations under applicable international regulations and procedures or in obtaining spectrum and orbital resources we require for our operations.

The International Telecommunications Union (the “ITU”) regulates the use of radio frequency bands and orbital locations used by satellite networks to provide communications services. The use of spectrum and orbital resources by us and other satellite networks must be coordinated pursuant to the ITU’s Radio Regulations in order to avoid causing harmful interference between or among the respective networks. In the case of the L-band, the ITU process has been effected on the basis of agreements between the relevant national administrations whereby the use of frequencies by our satellite network and other satellite networks is coordinated in regional operator review meetings and negotiations. As evidenced by recent review meetings in Regions 1and 3, it is not always possible to achieve unanimous agreement amongst operators. On the other hand, Inmarsat has recently achieved coordination of its satellites covering Region 2 with MSV. The increased competition for spectrum and orbital locations may make it difficult for us to obtain additional L-band spectrum allocations we require for our forecasted requirements. In the future, we may not be able to co-ordinate our satellite operations successfully under international telecommunications regulations and we may not be able to obtain or retain the spectrum and orbital resources we require to provide our existing or future services.

Risks Relating to the Senior Notes

We require a significant amount of cash to make payments on the Senior Notes and to service our debt. Our ability to generate sufficient cash depends on a number of factors, many of which are beyond our control.

Our ability to make payments on and to refinance our debt will depend on our future operating performance and ability to generate sufficient cash. This depends, to some extent, on general economic, financial, competitive, market, legislative, regulatory and other factors, many of which are beyond our control, as well as the other factors discussed in these “Risk Factors”.

Historically, we have met our debt service and other cash requirements with cash flows from operations, bank overdrafts and, more recently, our medium-term revolving facility. Our net cash interest expense for the year ended 31 December 2007 was US$34.4m (which amount excludes, among others, non-cash accretion of principal on the subordinated intercompany shareholder funding loan). In addition, the principal amount of our total long-term consolidated debt (including US$723.6m principal amount of intercompany shareholder funding loan) as of 31 December 2007 was US$1,284.0m. Our business might not generate sufficient cash flows from operating activities, and future debt and equity financing might not be available to us, in an amount sufficient to enable us to pay our debts when due, including the Senior Notes, or to fund our other liquidity needs. See Item 5: “Operating and Financial Review and Prospects”.

If our future cash flows from operations and other capital resources are insufficient to pay our obligations as they mature or to fund our liquidity needs, we may be forced to:

•	reduce or delay our business activities, capital expenditures and research and development;

•	sell assets;

•	obtain additional debt or equity capital; or

•	restructure or refinance all or a portion of our debt, on or before maturity.

We might not be able to accomplish any of these alternatives on a timely basis or on satisfactory terms, if at all. In addition, the terms of our existing debt, and the terms of the indenture governing the Senior Notes, will limit our ability to pursue any of these alternatives. If we obtain additional debt financing, the related risks we now face will increase.

The issuer and Inmarsat Investments Limited must rely on payments from Inmarsat Ventures Limited and its subsidiaries to fund payments on the Senior Notes and Inmarsat Ventures Limited and its subsidiaries might not be able to make payments to us in some circumstances.

The issuer is a finance subsidiary that conducts no business operations, and its only assets following the offering of the Senior Notes will be the subordinated intercompany Senior Note proceeds loan. If Inmarsat Investments Limited were to fail to make scheduled payments on the subordinated intercompany Senior Note proceeds loan, we do not expect the issuer to have any other sources of funds that would allow it to make payments to you.

Payments on the subordinated intercompany Senior Note proceeds loan are restricted by the intercreditor agreement which, in general, precludes payments of principal on the loans but permits interest payments (although interest payments are subject to suspension during an event of default under the Senior Facility Agreement).

Furthermore, Inmarsat Investments Limited is a holding company and does not directly conduct any business operations. Inmarsat Investments Limited’s only significant asset is the shares it holds in Inmarsat Ventures Limited. We do not expect Inmarsat Investments Limited to have any sources of funds that would allow Inmarsat Investments Limited to make payments to the issuer on the subordinated intercompany Senior Note proceeds loan or to otherwise make distributions to the issuer, other than funds lawfully distributed by operating subsidiaries of Inmarsat Investments Limited.

You will not have any direct claim on the cash flows of Inmarsat Investments Limited’s operating subsidiaries that are not subsidiary guarantors and any such subsidiaries will have no obligation, contingent or otherwise, to pay amounts due under the Senior Notes or the subordinated intercompany Senior Note proceeds loan or to make funds available to the issuer or Inmarsat Investments Limited for these payments.

Each subsidiary guarantee of the Senior Notes will not mature or be payable until certain events have occurred, and will be subordinated in right of payment to the senior debt of such subsidiary guarantor.

Each subsidiary guarantee:

•	is a general obligation of the subsidiary guarantor;

•	ranks below all existing and future senior debt of such subsidiary guarantor in right of payment;

•	ranks equally with any future senior subordinated debt of such subsidiary guarantor in right of payment; and

•	is unsecured (except for the second-ranking charge over the shares of Inmarsat Ventures Limited, granted by Inmarsat Investments Limited).

The subsidiary guarantees will not be due and payable unless: (i) an event of default arising out of the failure to pay any amount under the Senior Notes or any related document occurs and is continuing and (ii) either (A) 179 days has elapsed since the date of the default or (B) if earlier, (1) certain insolvency events occur in respect of the relevant subsidiary guarantor, (2) a default has occurred under the Senior Facility Agreement resulting in the acceleration of that Senior Facility Agreement or (3) the lenders under the Senior Facility Agreement have taken certain steps to enforce the Senior Facility Agreement.

All payments on the subsidiary guarantee of a subsidiary guarantor will be permanently blocked following a payment event of default with respect to any senior debt, and will be blocked for 179 days following certain non-payment defaults with respect to the designated senior debt, including the Senior Facility Agreement.

Upon any distribution to creditors of a subsidiary guarantor in an insolvency, bankruptcy or similar proceeding, the holders of senior debt of the relevant subsidiary guarantor will be entitled to full repayment before the beneficiaries of the subsidiary guarantor’s subsidiary guarantee will be entitled to any repayment. As a result, there is a risk that holders of Senior Notes and the subsidiary guarantees may receive relatively less in an insolvency, bankruptcy or similar proceeding of the subsidiary guarantors than the holders of senior debt of the subsidiary guarantors, including the lenders under our Senior Facility Agreement.

The indenture will permit the trustee to enter into future intercreditor arrangements (without the consent of the holders of Senior Notes) on terms substantially the same as the existing intercreditor agreement in favor of future holders of designated senior debt.

As of 31 December 2007, the aggregate amount of senior debt of the subsidiary guarantors (including borrowings under our Senior Facility Agreement) was US$320.0m. We have a US$300.0m Revolving Committed Facility available under the Senior Facility Agreement of which US$70.0m was drawn as at 31 December 2007.

Your right to enforce the second-ranking charge over the shares of Inmarsat Ventures Limited and the security over the subordinated intercompany Senior Note proceeds loan is limited as long as any debt under the Senior Facility Agreement is outstanding.

The second-ranking charge over the shares of Inmarsat Ventures Limited in favor of the noteholders will rank behind the first priority charge in favor of the senior lenders under our Senior Facility Agreement. As a result, the proceeds of any enforcement over the shares will be applied first to repay the Senior Facility Agreement, and thereafter to repay the Senior Notes. In addition, the existing intercreditor deed provides that while any amounts are outstanding under the Senior Facility Agreement, the holders of the Senior Notes may not enforce their security over the shares of Inmarsat Ventures Limited or the subordinated intercompany Senior Note proceeds loan without the consent of a majority of the lenders under the Senior Facility Agreement, except as follows.

The second-ranking share charge cannot be enforced unless:

•	certain insolvency events in respect of the issuer, the guarantors, their material subsidiaries and certain of their holding companies are continuing; or

•

an event of default under the indenture has occurred and is continuing and: the senior agent has received a notice of the default, specifying the event or circumstances of that default, from the trustee acting on the instructions of the holders of more than 50% in principal amount of the outstanding Senior Notes; and a period of not less than 179 days has elapsed from the date that notice was given to the senior agent; and at such time, the senior lenders have taken no enforcement action (as defined in the intercreditor agreement) under the security documents in relation the senior lenders’ charge over the shares (or, they have taken such enforcement action but are not pursuing it diligently).

Until the date all obligations under the Senior Facility Agreement are repaid, the security agent will hold the share certificates in respect of the shares of Inmarsat Ventures Limited. The security agent has agreed to deliver the share certificates to the trustee once the second-ranking share charge becomes enforceable (in accordance with the terms of the Intercreditor Agreement), but if the security agent were not to deliver the share certificates in accordance with such undertaking, the trustee may not be able to sell the shares.

Until the foregoing events have occurred, the lenders and the agent under the Senior Facility Agreement will have the exclusive right to make all decisions with respect to the enforcement of the charge over the shares of Inmarsat Ventures Limited. Our senior lenders may have interests that are different from the interests of holders of the Senior Notes, and they may elect not to pursue their remedies under the share charge at a time when it would be advantageous for the holders of the Senior Notes to do so.

The pledge of the subordinated intercompany Senior Note proceeds loan cannot be enforced unless:

•	certain insolvency events in respect of the issuer, the guarantors, their material subsidiaries and certain of their holding companies are continuing; or

•

an event of default under the indenture has occurred and is continuing and: the senior agent has received a notice of the default from the trustee specifying the event or circumstances of that default; and a period of not less than 179 days has elapsed from the date that notice was given to the senior agent.

The subordinated intercompany Senior Note proceeds loan are subordinated in right of payment to all of the senior debt of Inmarsat Investments Limited, and are subject to standstill provisions.

In accordance with the provisions of the intercreditor agreement, so long as any borrowings or commitments remain outstanding under the Senior Facility Agreement, Inmarsat Investments Limited may not make any payments on the subordinated intercompany Senior Note proceeds loans other than interest, fees or expenses thereon.

In addition, all payments in respect of the subordinated intercompany Senior Note proceeds loans will be permanently blocked in the event of a payment default with respect to “senior debt” and will be blocked for 179 days in the event of certain non-payment defaults with respect to “designated senior debt”.

Furthermore, no enforcement action under the subordinated intercompany Senior Note proceeds loans may be taken unless:

•	certain insolvency events in respect of the issuer, the guarantors, their material subsidiaries and certain of their holding companies are continuing; or

•

an event of default under the indenture governing the Senior Notes has occurred and 179 days have elapsed since notice has been given to the agent under the Senior Facility Agreement concerning such event of default.

Finally, upon any distribution to creditors of Inmarsat Investments Limited in a winding-up, dissolution, administration, reorganization, composition, receivership or similar proceeding, the holders of “senior debt” of Inmarsat Investments Limited will be entitled to be paid in full before any payment may be made with respect to the subordinated intercompany Senior Note proceeds loans. As a result, holders of Senior Notes may receive less, ratably, in an insolvency, bankruptcy or similar proceeding than the holders of senior debt of Inmarsat Investments Limited, including the lenders under our Senior Facility Agreement.

The indenture permits the trustee to accede to similar intercreditor arrangements (without the consent of the holders of the Senior Notes) in favor of future holders of designated senior debt.

We are subject to restrictive debt covenants.

The Senior Facility Agreement, as well as the indentures governing the Senior Notes, contain provisions that may restrict our ability and the ability of our subsidiaries to take certain actions.

The Senior Facility Agreement contains negative covenants that restrict or prohibit our direct subsidiary Inmarsat Investments Limited and its subsidiaries (subject to certain agreed exceptions) from:

•	merging or consolidating with or into any other person;

•	materially changing the general nature of their business;

•	selling, transferring, leasing or otherwise disposing of any of their assets;

•	creating security interests over any part of their assets, save (among other things) to secure the Senior Notes as permitted under the intercreditor agreement;

•	entering into any contract or arrangement unless it is on arms’ length terms;

•	conducting certain acquisitions or investments, or entering into joint ventures or partnerships;

•	incurring or having outstanding certain borrowings, guarantees, indemnities, loans or letters of credit;

•	making any repayment of principal under the indentures related to the Senior Notes and related documents, except as permitted by the intercreditor agreement.

In addition, the indentures governing the Senior Notes contain covenants that restrict our ability and the ability of our subsidiaries to:

•	make certain payments, including dividends or other distributions, with respect to the share capital of the parent or its subsidiaries;

•	incur or guarantee additional indebtedness and issue preferred stock;

•	make certain investments;

•	prepay or redeem subordinated debt or equity;

•	create certain liens or enter into sale and leaseback transactions;

•	engage in certain transactions with affiliates;

•	sell assets or consolidate or merge with or into other companies;

•	issue or sell share capital of certain subsidiaries; and

•	enter into other lines of business.

Each of these limitations is subject to exceptions and qualifications which may be important.

We are subject to English and with respect to Inmarsat Launch Company Limited, Isle of Man insolvency laws, which pose particular risks for holders of the Senior Notes.

The obligors in respect of the Senior Notes and the guarantees are incorporated, have their registered offices and conduct the administration of their respective businesses on a regular basis, in England (other than Inmarsat Launch Company Limited). Any insolvency proceeding in respect of any English-incorporated issuer or any English incorporated guarantor would most likely be commenced in England and based on English insolvency law. English insolvency laws are favorable to secured creditors, and afford debtors and unsecured creditors only limited protection from enforcement by secured creditors.

The lenders under the Senior Facility Agreement have the benefit of a first fixed charge over the entire ordinary issued share capital of Inmarsat Ventures Limited. In addition, the indenture permits us and our restricted subsidiaries to incur other secured debt in the future.

Under English insolvency law, the liquidator or administrator of a company may, among other things, apply to the court to unwind a transaction entered into by such company, if such company were unable to pay its debts (as defined in Section 123 of the UK Insolvency Act 1986) at the time of, or as a result of, the transaction and enters into liquidation or administration proceedings within two years of the completion of the transaction.

A transaction might be subject to a challenge (pursuant to Section 238 of the UK Insolvency Act 1986) if it was entered into by a company “at an undervalue”, that is, it involved a gift by the company, or the company received consideration of significantly less value than the benefit given by such company. A court generally will not intervene if a company entered into a transaction in good faith for the purpose of carrying on its business, and that at the time it did so there were reasonable grounds for believing the transaction would benefit such company. A liquidator or administrator of Inmarsat Group Limited could also apply to the court to unwind the issuance of its guarantee if such liquidator or administrator believed that issuance of such guarantee constituted a transaction at an undervalue. The analysis of such a claim would generally be the same as set out above in relation to our issuance of the Senior Notes.

A transaction, such as a refinancing of indebtedness, might also be subject to challenge (pursuant to Section 239 of the UK Insolvency Act 1986) if the transaction were to create a “preference” for one creditor over another. A “preference” is created in a transaction in which a company takes any action, or allows any action to be taken, which has the effect of putting a creditor in a better position, relative to other creditors, than it would have been in had the transaction not occurred. Such a transaction can be voidable in the event that the company was (i) unable to pay its debts as described in the paragraph above and (ii) influenced by a desire to create such a preference. In cases where an affiliate receives such a preference, such a desire is presumed.

In respect of Inmarsat Launch Company Limited, the principles which underpin Isle of Man insolvency law are substantially the same as those which underpin English insolvency law. Therefore, the foregoing analysis in relation to the English-incorporated guarantors is broadly correct in terms of the Manx-incorporated guarantor. Isle of Man statute has no direct equivalent in Section 238 of the UK Insolvency Act 1986; however, the common law of the Isle of Man recognizes that a transaction entered into at an undervalue in relation to a Manx-incorporated company may, in certain cases, be open to examination.

In certain circumstances we may have to withhold tax from payments.

We may be obliged to withhold UK income tax from payments of interest on the Senior Notes, unless, among other things, the Senior Notes are and remain listed on a stock exchange that is treated by the UK Inland Revenue as a recognized stock exchange for the purposes of the relevant UK tax legislation. The Luxembourg Stock Exchange, upon which the Senior Notes are currently listed, is treated as a recognized stock exchange for these purposes.

Under the indenture, any payments we make on or with respect to the Senior Notes will be made without withholding or deduction for UK taxes unless required by law. Our failure to maintain a listing on a stock exchange treated by the UK Inland Revenue as a recognized stock exchange could result in a withholding or deduction of UK tax being required from payments of interest made in respect of the Senior Notes. If any such withholding or deduction is required, we may be required to pay additional amounts to holders of Senior Notes in respect of amounts withheld. The payment of those additional amounts could have a material adverse effect on our financial condition or results of operations, as it will effectively increase our obligations under the Senior Notes .

On 3 June 2003, the EU Council of Economic and Finance Ministers adopted a new directive regarding the taxation of savings income. The directive, effective from 1 July 2005, provided that certain non-EU countries adopt similar measures from the same date. Under the directive, each member state will be required to provide to the tax authorities of another member state details of payments of interest or other similar income paid by a person within its jurisdiction to, or collected by such a person for, an individual resident in that other member state; however, Belgium, Luxembourg and Austria may instead apply a withholding system for a transitional period in relation to such payments, deducting tax at rates rising over time to 35%. The transitional period is to commence on the date from which the directive is to be applied by member states and to terminate at the end of the first full fiscal year following agreement by certain non-EU countries to the exchange of information relating to such payments. There is a paying agent for the Senior Notes in Luxembourg and the United States. Where any obligation to withhold tax in respect of payments made under or with respect to the Senior Notes or the guarantee to an individual arises as a result of this EU directive, we will not have an obligation to pay any additional amounts.

ITEM 4.    INFORMATION ON THE COMPANY

HISTORY AND DEVELOPMENT

We began operating in 1979 as an international governmental organization formed pursuant to the Convention on the International Maritime Satellite Organization. Our original purpose was to provide the satellite capacity necessary to improve maritime communications, with a particular emphasis on distress and safety communications in the maritime sector. Under that convention, we were required to operate on a commercial basis and to provide a return on the capital contributed to our business. In April 1999, we became a private company.

Inmarsat Group Limited (the “Company”), a limited liability company organized and existing under the laws of England and Wales, was incorporated on 3 September 2003 with head office at 99 City Road, London EC1Y 1AX, United Kingdom (telephone +44 (0)20 7728 1000). The Company was incorporated as Grapedrive Limited and changed its name to Inmarsat Group Limited on 6 January 2004.

CIP Canada offer for Stratos Global Corporation Accepted

On 11 December 2007, CIP Canada Investment Inc (“CIP Canada”), a wholly-owned subsidiary of Communications Investment Partners Limited (“CIP Limited”), acquired the entire issued share capital of Stratos Global Corporation (“Stratos”), our largest distribution partner, for a consideration of $294.0m Canadian dollars (US$263.3m).

On the same date, Inmarsat Finance III Limited (“Inmarsat III”), a wholly owned subsidiary of Inmarsat plc (our parent company), provided a loan for the full consideration paid and associated fees to CIP UK Holdings Limited (“CIP UK”) to fund the acquisition (“Transaction”) by its wholly-owned subsidiary CIP Canada (the “Loan Facility”).

On the same date, CIP Limited granted Inmarsat III an option to acquire the entire issued share capital of CIP UK (the “Call Option”). The Call Option is only exercisable from 14 April 2009, when certain of Inmarsat’s distribution agreements expire, and terminates on 31 December 2010.

For more detail regarding Stratos’s importance to our business, see “Business Overview—Distribution” and “Item10: Material Contracts—Commercial Framework Agreement.”

Convertible Bond issued by Inmarsat plc (our parent company)

On 16 November 2007 Inmarsat plc issued US$287.7m in principal amount of 1.75% convertible bonds due 2017 (the “Bonds”). The Bonds are convertible into ordinary shares of Inmarsat plc and have a 1.75% per annum coupon payable semi-annually and a yield to maturity of 4.5%. The Bonds have an initial conversion premium of 32.5% over the reference share price of £4.6193 representing approximately 5% of the Inmarsat plc’s current issued share capital.

The Bonds have been accounted for in Inmarsat plc as a compound financial instrument and as such bifurcated into a liability component of US$224.3m (classified as non-current borrowings in Inmarsat plc’s balance sheet) and an equity component of US$56.9m (classified as equity reserves in Inmarsat plc’s balance sheet).

Inmarsat plc used US$269.0m of the net proceeds of the Bonds to indirectly provide a loan to fund the acquisition of Stratos by CIP Canada as discussed above in “CIP Canada offer for Stratos Global Corporation Accepted”. The balance of the net proceeds is available to Inmarsat plc for general corporate purposes.

Inmarsat plc’s obligation under the Bonds is junior in rank to the Group’s obligations under all other outstanding indebtedness, including the Senior Notes.

North America Spectrum agreement signed with SkyTerra and MSV

On 21 December 2007 Inmarsat signed a cooperation agreement with Mobile Satellite Ventures LP, Mobile Satellite Ventures (Canada) Limited and SkyTerra Communications, Inc. (together “MSV”) for re-use of our L-band spectrum across the Americas.

This agreement includes conditional provisions for the co-ordination of the parties’ respective existing and planned satellites serving the Americas and for the reorganization of our spectrum and that of MSV over the Americas to provide contiguous spectrum in larger blocks for both our operations and efficient re-use of L-band spectrum. The purpose of the agreement is to increase spectrum efficiency and protect both Mobile Satellite Communication Services (“MSS”) and Ancillary Terrestrial Component (“ATC”) operations from inter-system interference. Additionally, the agreement sets up a framework for commercial cooperation between the parties to support the exploitation by MSV of hybrid MSS-ATC services in North America.

Alphasat project

In November 2007, Inmarsat plc signed an agreement with the European Space Agency (“ESA”) for us to become the commercial operator for the Alphasat project for the development and launch of a new satellite. Alphasat is an ESA initiative for the development of Alphabus, a new satellite platform capable of carrying a large communications payload. Through the Alphasat project, we will build and launch an advanced L-band satellite which will supplement the existing Inmarsat-4 satellite constellation and offer the opportunity for new and advanced services with access to a new allocation of L-band spectrum. Astrium Satellites, a subsidiary of the European Aeronautic Defence and Space Agency (“EADS”) has been contracted to build the satellite. We expect our investment for the satellite in orbit (excluding insurance) to be in the region of €260.0m (net of the funding provided by third parties) with the launch expected to occur in late 2012 or 2013.

Launch date for our third Inmarsat-4 satellite

In August 2007, we signed a contract with International Launch Services (“ILS”) for the launch of our third Inmarsat-4 satellite on a Proton launch vehicle and expect the launch to occur as early as practicable in 2008. Inmarsat has suspended plans to ship the third Inmarsat-4 satellite to the launch site. Our option to launch the third Inmarsat-4 satellite using an Atlas launch vehicle was cancelled in February 2008. The launch of the third Inmarsat-4 satellite will provide global coverage for our BGAN and GSPS services.

Launch of Satellite Phone Service

During 2007, we launched the new handheld IsatPhone service and the fixed LandPhone service. IsatPhone, which is the first handheld satellite phone in the Inmarsat portfolio, is a dual-mode satellite/GSM phone. It is targeted at business and personal users who travel or work in areas where local telephone networks are unreliable or non-existent. LandPhone is a fixed land satellite phone installation targeted at remote villages. In addition we launched FleetPhone, Inmarsat’s new maritime satellite phone. Initially these new services, or Satellite Phone Services (“SPS”) will be available across much of the Middle East, Africa and Asia and will be rolled-out globally following an extensive network and terminal modernisation and development programme currently expected to be completed in 2009.

Refinancing of the three Inmarsat-4 satellites

In March 2007, the Group completed a refinancing of the three Inmarsat-4 satellites. The satellites were leased by Inmarsat Global Limited (a wholly owned subsidiary of the Group) to Inmarsat Leasing (Two) Limited (a wholly owned subsidiary of the Group) in exchange for an upfront lease premium and a rental stream. The lease transferred substantially all the risks and rewards incidental to ownership of the satellites from Inmarsat Global Limited to Inmarsat Leasing (Two) Limited.

BUSINESS OVERVIEW

We are the leading provider of global mobile satellite communications services, providing data and voice connectivity to end-users worldwide. Inmarsat has nearly 30 years of experience in designing, launching and operating its satellite-based network. With a fleet of ten owned and operated geostationary satellites, the Group provides a comprehensive portfolio of global mobile satellite communications services for use on land, at sea and in the air. These include voice and broadband data services, which support safety communications, as well as standard office applications such as email, internet, secure VPN access and videoconferencing. The Group’s revenues, operating profit and EBITDA for 2007 were US$557.2 m, US$209.3m and US$383.5m respectively.

During 2007, the maritime, land, leasing and aeronautical sectors of our business accounted for 57%, 23%, 12% and 8% of our total consolidated revenues, respectively. Currently, some services are available at transmission rates of up to 128 kbps via our Inmarsat-2 and Inmarsat-3 network of satellites; although higher rates are possible where multiple terminals are bonded. Our Regional Broadband Global Area Network (“R-BGAN”) service, of up to 144 kbps, our Broadband Global Area Network (“BGAN”) service to the land mobile sector of up to 492 kbps, our FleetBroadband (“FB”) service of up to 432 kbps, and our SwiftBroadband (“SB”) service of up to 432 kbps, are provided via our Inmarsat-4 satellites. Our BGAN, FleetBroadband and SwiftBroadband services support higher-bandwidth applications, including, videoconferencing, live videostreaming and large file transfer, together with standard office applications such as email, internet, secure LAN access and voice telephony. These services have the same characteristics our end-users have historically enjoyed, including reliability, ease of use and security, and are supported by terminals that are smaller, more portable and cheaper than the terminals used to access our other services.

We have a successful launch and operating record, and have never experienced a satellite failure either upon launch or in orbit. Our current fleet of satellites includes three Inmarsat-2 satellites, launched in the early 1990s, five Inmarsat-3 satellites, launched between 1996 and 1998, and two Inmarsat-4 satellites, launched in March 2005 and November 2005 respectively. Our Inmarsat-2 satellites have remained in commercial operation beyond their original design lives and Inmarsat-3 satellites are expected to also. We currently expect that the last of our Inmarsat-2 satellites will cease commercial operation in approximately 2016, and that the last of our Inmarsat-3 satellites will cease commercial operation in approximately 2017.

The first Inmarsat-4 satellite was launched in March 2005 and began commercial service in the second quarter of 2005 as the primary satellite in the Indian Ocean region supporting our R-BGAN service, which was previously provided over satellite capacity we leased from Thuraya. The second Inmarsat-4 satellite was launched in November 2005 and began commercial service in the first quarter of 2006 as the primary satellite in the Atlantic Ocean region. The Inmarsat-4 satellites extend the commercial life of our satellite fleet to beyond 2020, and serve as the platform for our BGAN services and newly launched satellite phone service. Following deployment of the second Inmarsat-4 satellite, BGAN services are now available to approximately 85% of the earth’s landmass, covering approximately 98% of the world’s population. With the launch of our third Inmarsat-4 satellite expected as early as practicable in 2008, our BGAN coverage will extend across the globe. Each of our Inmarsat-4 satellites is up to 60 times more powerful and has up to 16 times more communications capacity than an Inmarsat-3 satellite.

We sell the majority of our mobile satellite communications services on a wholesale on-demand basis via a well-established, global network of distribution partners, who provide our services to end-users, either directly or indirectly through service providers. Our global network of distribution partners and approximately 444 service providers in approximately 180 countries on six continents provide our services to end-users worldwide. Our distribution partners are affiliated with some of the largest communications companies in the world, including KDDI and Singtel and also include other significant independent distribution partners, such as Stratos Global and Vizada Satellite Communications (formerly France Telecom Mobile Satellite Communications). We have targeted new distribution partners to distribute our BGAN services either directly to end-users or through service providers. Pursuant to our Distribution Agreements, we charge our distribution partners wholesale rates, based on duration or volume of data transmitted or length of voice call according to the types of services they distribute to end-users, subject to annual volume discount arrangements.

In addition, third parties, such as the US Navy, lease mobile satellite communications services capacity from us through our distribution partners.

The following tables sets forth the breakdown of revenue by business sector in dollar terms and as a percentage of total consolidated revenues for the periods indicated:

	2007	2006	2005
	(US$ in millions)
Maritime	310.3	284.7	267.1
Land	125.8	116.1	121.8
Aeronautical	44.3	30.7	22.7
Leasing (including Navigation)	66.2	60.3	60.9

Total mobile satellite communications services	546.6	491.8	472.5
Subsidiaries disposed of in 2005	—	—	11.9
Other income	10.6	8.3	6.7

Total consolidated revenues	557.2	500.1	491.1

	2007	2006	2005
	(percentage)
Maritime	55.7%	56.9%	54.4%
Land	22.5%	23.2%	24.8%
Aeronautical	8.0%	6.1%	4.6%
Leasing (including Navigation)	11.9%	12.1%	12.4%

Total mobile satellite communications services	98.1%	98.3%	96.2%
Subsidiaries disposed of in 2005	—	—	2.4%
Other income	1.9%	1.7%	1.4%

Total consolidated revenues	100.0%	100.0%	100.0%

Geographical Markets

The Group operates in one business segment, the supply of mobile satellite communications services. Within this one business class, we operate in the maritime, land, aeronautical and leasing sectors. Our management evaluates the performance of all four sectors as a unified whole. The performance of all business sectors is viewed as a single segment by the decision-makers of the Group.

We allocate revenues geographically based on the location of our distribution partners, whom we bill for mobile satellite communication services. These distribution partners sell services directly or indirectly to end-users, who may be located elsewhere. It is not possible for us to provide the geographical distribution of end-users, as we do not contract directly with them.

	2007	2006	2005
	(US$ in millions)
Europe	196.8	251.0	237.9
North America	289.3	155.5	154.1
Asia Pacific	63.7	86.2	85.6
Rest of the world	7.4	7.4	13.5

Total revenues	557.2	500.1	491.1

Our Services and End-Users

Our principal services are mobile satellite communications services, which in 2007 accounted for approximately 98% of our revenue.

Mobile Satellite Communications Services

End-users access our mobile satellite communications services at sea, on land and in the air. We provide mobile data and voice services on a wholesale, on-demand basis through user terminals that vary based on bandwidth capability, size, mobility, and cost and lease capacity. Some of our services are available only in specified sectors (e.g., maritime-only applications), while others are available across a number of market sectors.

In 1982, we introduced our first service, Inmarsat A, an analogue voice and low-speed data product focused initially on the maritime sector. Since 1982, we have introduced a series of digital data and voice products that have helped consolidate our position in the maritime sector, facilitated our entry into the land and aeronautical sectors and added increasingly high-speed data products to our portfolio which we have grown for nearly 30 years.

Our BGAN service and Other New Service Launches

BGAN

The broadband capability offered by our Inmarsat-4 satellites has allowed us to introduce a new generation of mobile satellite communications services. Our BGAN service is the first such service which we introduced in December 2005 initially in the land sector. BGAN offers end-users secure, reliable broadband capability for high-speed data applications. The service supports data transmission rates of up to 492 kbps, similar to, and in some cases higher than, the transmission rates planned for third generation (3G) terrestrial wireless networks, with the option of 64 kbps ISDN or IP streaming at 32, 64, 128 or 256 kbps. Applications for BGAN include office applications (VPN and LAN), large file transfer, video store-and-forward, video live broadcast, video conferencing and high-quality, price-competitive voice telephony. BGAN supports services such as SMS, call waiting, call forwarding and voicemail. Our BGAN service was commercially launched in the Americas in mid 2006. Service is now available across approximately 85% of the world’s land mass, covering approximately 98% of the world’s population.

Other BGAN Services (Aeronautical and Maritime)

In 2007 we launched our SwiftBroadband and FleetBroadband services. Our SwiftBroadband and FleetBroadband services can be accessed by end-users through dedicated terminals specifically designed for use in flight and at sea, respectively.

SwiftBroadband is suitable for a range of applications from aircraft operation and management to cabin applications such as email, internet access, SMS text messaging and integration into in-flight entertainment systems. SwiftBroadband is also being deployed in trials for the in-flight use of cellular phones and PDAs.

FleetBroadband is the first maritime communications service to provide cost-effective broadband data and voice, simultaneously, on a global basis. FleetBroadband brings vessels into the IP era however still supports the core ISDN capability of our existing services. Operational systems can be running online and users can simultaneously still access email, the internet and make phone calls, all via a single terminal.

SPS Services

From 2007, our service portfolio now includes the new handheld IsatPhone service and its fixed land and maritime derivatives, the LandPhone and FleetPhone services. IsatPhone, which is the first handheld satellite phone in the Inmarsat portfolio, is a dual-mode satellite/GSM phone. It is targeted at business and personal users who travel or work in areas where local telephone networks are unreliable or non-existent. LandPhone is a fixed land satellite phone installation targeted at remote villages. FleetPhone is a low-end maritime voice service.

Initially SPS is available across much of the Middle East, Africa and Asia and will be rolled-out globally following an extensive network and terminal modernisation and development programme currently expected to be completed in 2009.

Maritime End Users

We are the leading global provider of mobile satellite communications services to the maritime sector. During 2007, the maritime sector represented 55.7% of our total revenues, of which approximately 33.1% was generated by voice services and 66.9% was generated by data services.

End-users of our services in the maritime sector include companies engaged in merchant shipping, passenger transport, fishing, energy and leisure, as well as government and maritime patrol organizations (such as navies and coast guards). Merchant shipping accounts for the bulk of our maritime revenues, as those ships spend the majority of their time at sea away from coastal areas and out of reach of terrestrial communication services.

Maritime end-users utilize our satellite communications services for the following:

•

Data and information applications.    Ships’ crews and passengers use our services to send and receive email and data files, and to receive other information services such as electronic newspapers, weather reports, emergency bulletins and electronic charts and their updates. The new data speeds we now offer allow video conference applications to work over the premium services which enables video conference calling from any ocean region around the world.

•

Vessel management, procurement and asset tracking.    Shipping operators use our services to manage inventory on board ships and to transmit data, such as course, speed and fuel stock. Our services can be integrated with a global positioning system to provide a position reporting capability. Many fishing vessels are required to carry terminals using our services to monitor catches and to ensure compliance with geographic fishing restrictions. Furthermore, new security regulations in certain jurisdictions are expected to require tracking of merchant vessels in territorial waters.

•

Voice services for passengers and crew.    Maritime global voice services are used for both vessel operations and social communications for crew welfare. Merchant shipping operators increasingly use our services to provide phone cards and or payphones for crew use with preferential rates during off peak times during the day.

With respect to existing services, we provide the following products to the maritime sector: Inmarsat B, Inmarsat C, Mini-C, Inmarsat D+, Inmarsat M, Mini M, Fleet 33, Fleet 55, Fleet 77 and Fleet 77 128K and leases. These products offer voice service and data transmission rates ranging from 600 bps to 128 kbps.

On 31 December 2007, at the end of a five-year notice period given to our end-user customers and the maritime industry, we switched off our only analogue service, known as Inmarsat A. This service had been in continuous operation since its launch in 1982, offering voice and data communications mostly to ships and other vessels at sea. Although at one time accounting for a significant proportion of our revenues, the vast majority of users of the Inmarsat A service had migrated to our newer digital services prior to the switch off. During 2007 the Inmarsat A service generated US$3.9m in revenue, however by December was not generating any material level of revenue, with the vast majority of users having migrated to newer Inmarsat services such as Fleet.

The remainder of our maritime services are digital, and typically offer higher-speed data transmission rates designed to meet increasing demand from shipping enterprises for cost-effective services and a broader range of applications, such as email and internet and intranet access.

In November 2007, Inmarsat commercially launched its FleetBroadband service offering voice and high-speed IP data service at transmission rates of up to 432 kbps to the world’s vessels, regardless of geographic location. This service represents a significant advancement in maritime mobile communications and will serve the maritime industry to at least 2020 and beyond and leverages the full capability of the Inmarsat BGAN network.

In addition to our commercial activities, we provide GMDSS safety services to the maritime sector. Ships in distress use our safety services to alert a maritime rescue co-ordination centre of their situation and position. The rescue co-ordination centre then uses our services to co-ordinate rescue efforts among ships in the area. The IMO requires all cargo vessels over 300 gross tons and all passenger vessels, irrespective of size, that travel in international waters to carry distress and safety terminals that use our services. European Union regulation requires EU-registered fishing vessels longer than 16 meters, to carry terminals for the purpose of positional reporting of those vessels. Typically, our maritime terminals support our commercial services as well as our GMDSS services, which are not revenue generating. We are currently recognized by the IMO as the sole provider of the satellite communications services required for GMDSS.

The IMO may in the future allow other satellite communications service providers that meet the requisite safety service requirements to provide the services required for GMDSS.

Land-Based End-users

We are the leading global provider of mobile satellite communications services to the land mobile sector, providing services to areas not served or not served well by existing terrestrial communications networks. We believe that increasing workforce mobility and widespread demand for mobile communications devices capable of delivering higher data rates should contribute to increasing demand for our land-based data services by enterprise-level users operating outside the coverage of terrestrial networks.

During 2007, the land mobile sector represented 22.5% of our total revenues, of which voice services generated approximately 11.8% and data services generated approximately 88.2%.

Military and government agencies constitute the largest end-users in the land mobile sector and, similar to maritime end-users, demand reliable, high quality services. In addition to military and government users, aid organizations, media, construction, energy and transport companies utilize our services. Global security concerns, such as the recent conflicts and peacekeeping events in Afghanistan and Iraq and in response to natural disasters, continue to increase demand for our user terminals and services.

Our land-based end-users utilize our satellite communications services for:

•

Voice, data and videophone.    Media companies and multinational corporations use our services for video conferencing, business telephony and to provide pay telephony services for employees in communities inadequately served by terrestrial networks. Media organizations transmit live broadcast quality voice, live videophone and store-and-forward video footage and still images using our services.

•	Mobile and remote office connectivity. A variety of enterprises use our services to access voice calls data, email, digital images, internet and corporate network connections.

•

Vehicle and facilities management.    Our services are used to monitor the location of transport fleets and to conduct two-way communications with drivers. Governments and multinational corporations use our services to run applications that enable the remote operation of facilities such as lighthouses and oil pipelines.

We offer both data and voice services to land sector end-users. Other than R-BGAN, BGAN and SPS, all of our existing land services are available globally (excluding extreme polar regions).

With respect to existing services, we provide the following products to the land sector: Inmarsat B, Inmarsat C, Inmarsat D+, Inmarsat M, Mini M, GAN, R-BGAN, BGAN and SPS. These products offer data transmission rates ranging from 600 bps to 492 kbps (or higher, where multiple terminals are bonded).

Higher speed versions of our Inmarsat B service offer data transmission rates up to 64 kbps and our GAN service up to 256 kbps by combining channels; a rate higher than that available over most existing terrestrial wireless networks. Our GAN service offers a seamless extension for corporate networks for email, internet access, remote office connectivity and document transfer. Our Mobile Packet Data Service, for which end-users pay by the volume of data received and transmitted, rather than by the amount of time that they are on a call, further enhances our GAN service by supporting IP standards. This facilitates more cost-effective services and a wider variety of applications.

Commercial BGAN services commenced in December 2005 offering data rates up to 492 kbps. BGAN supports IP data services as well as traditional circuit switched data and voice, simultaneously via small, lightweight terminals that are easy to set up and simple to use. Furthermore BGAN is the first mobile communications service to offer guaranteed data rates on demand (“streaming”), to support real-time applications such as, ‘live’ news reports from the fields.

In September 2007 we announced the introduction of our new low data rate service, IsatM2M, which is a next-generation satellite telematics service based on our existing Inmarsat D+ service.

Aeronautical End-users

We are the leading global provider of mobile satellite communications services to the aeronautical sector. During 2007, the aeronautical sector represented 8.0% of our total revenues. In the aeronautical sector, our satellite communications services are used principally by commercial airlines and corporate jets, as well as governmental end-users. Inmarsat avionics from our hardware partners have become factory options for a range of airframe manufacturers in business aviation and air transport and have become standard equipment on some aircraft.

Aeronautical end-users utilize our satellite communications services for:

•

Air traffic control communications (“safety services”).    Aircraft crew and air traffic controllers use our services for data and voice communication between the flight deck and ground based control facilities. This includes the automatic reporting of an aircraft’s position, and controller-pilot data link communication (“CPDLC”) for clearance and information services. For example, users co-ordinate revisions of flight plans en route and transmit aircraft systems’ data to the ground.

•

Aeronautical operational communications.    Aircraft crew and airline ground operations use our services for air-to-ground telephony and data communications. For example, users can transmit aircraft systems’ “mission critical” condition data to the ground.

•

Aeronautical passenger communications.    Aircraft passengers use our services for air-to-ground telephony, fax services and data communications. Emirates Airlines are currently using our services to allow passengers to communicate using their own mobile phones without causing interference to aircraft controls and trials are currently being conducted by airline carriers, Qantas and Air France, which utilize a passenger’s own Blackberry and mobile phone for communication from the aircraft.

Our Aeronautical services are Aero C, Aero H/H+, Aero I, Aero L, Mini M, Swift 64 and SwiftBroadband. These products offer voice services and data rates ranging from 600 bps up to 432 kbps. Aero L, I, H and H+ are compliant with ICAO’s standards for provision of safety services.

Our Swift 64 service provides data connectivity to corporate jets and government aircraft of up to 64 kbps (or up to 256 kbps by combining channels in an installation). Consistent with our strategy to introduce higher-speed data services across all of our sectors, we introduced SwiftBroadband at the end of 2007. This service provides simultaneous voice and broadband data at speeds of up to 432 kbps per channel.

End-user Terminals

Our data and voice services are provided over a range of communications terminals with different bandwidth capabilities, size, mobility and cost. Some of these terminals also provide maritime and air safety services. As size and portability are not as critical for maritime and aeronautical based users, the terminals available to these users are often larger, more expensive and satisfy the users’ requirements for stabilization and more stringent pointing capabilities (rather than portability). Other services and terminals, such as devices used for tracking and messaging, are also available.

Specialized third parties manufacture our user terminals and, except in the case of R-BGAN and Satellite Phone Service (“SPS”) terminals, sell them to end-users directly or via their own independent sales channels, as do our distribution partners and service providers. In the case of end-user terminals for our R-BGAN and SPS services, we sell these terminals directly to our distribution partners. We establish the performance specifications of all terminals used to access our services with the terminal manufacturers. This helps us to ensure that our service quality objectives are met.

Our R-BGAN and BGAN terminals are designed to provide access via our Inmarsat-4 satellites. BGAN terminals use the same Subscriber Identity Module (“SIM”) cards as terrestrial wireless terminals. This inter-operability enables distribution partners and service providers to deliver a single bill to users for both their mobile satellite and terrestrial communications services, subject to the establishment of appropriate roaming agreements.

Thrane & Thrane, Hughes Network Systems and Add Value have developed terminals to access our BGAN service. These manufacturers offer BGAN terminals for sale to end-users through their respective networks. We have not entered, and do not plan to enter, into any purchase commitments for BGAN distribution terminals. In 2007 we launched our SPS service and terminals for this service are produced by leading Contract Equipment Manufacturers (“CEM”), for example Flextronics and PCI. We have also awarded a contract to EMS (Canada) for the development of a modern and global GSPS handset. The manufacturing and product distribution strategy for this new product will be announced in due course.

Leasing

We lease capacity on our satellites to distribution partners who provide the capacity to end-users. Typically, our capacity leases are short-term, with terms up to one year, although they can be as long as five years. The US

Navy is currently the principal end-user of leased capacity on our satellites. We also lease specialized satellite navigation transponders on our Inmarsat-3 and Inmarsat-4 satellites primarily for the provision of navigation services to US and European civil aviation organizations, for up to five years. For 2007, total leasing revenues represented 11.9% of our total revenues.

Distribution

Existing Services

Our relationship with distribution partners for our existing services (other than R-BGAN, BGAN and SPS) is governed by distribution agreements, which took effect on 15 April 2004. All of our distribution partners apart from those previously who had signed a R-BGAN Distribution Agreement are required to execute a commercial framework agreement and at least one distribution agreement. For existing services under these agreements:

•	we do not set the prices end-users pay for our services;

•	we cannot contract with end-users of our services;

•

with respect to our existing demand-assigned and lease services (but excluding R-BGAN, BGAN and SPS) and with very few exceptions, we can only have a direct contractual relationship with companies (whether distribution partners or other entities) that operate Land Earth Stations. With respect to our R-BGAN, BGAN and SPS services under the Inmarsat-4 narrow spot beams, we may contract with other distribution partners and we handle the landing of all traffic relating to these services from our own Satellite Access Stations; and

•

we have agreed wholesale prices and volume-based discounts for our services until 14 April 2009. For more information, see “Item 5: Operating and Financial Review and Prospects—Factors Affecting Our Results of Operations—Effect of volume discounts under our commercial framework agreement and new master distribution agreement”.

R-BGAN and BGAN Services

We distribute our R-BGAN, BGAN and SPS services through certain of our existing distribution partners (who include R-BGAN, BGAN and SPS services in their suite of Inmarsat services which they offer to end-users), as well as through new distribution partners who focus exclusively on our R-BGAN, and/or BGAN and/or SPS services. To date, we have entered into R-BGAN distribution agreements with 16 distribution partners, of whom seven are new distribution partners. Our R-BGAN service will be phased out by the end of 2008. We have also entered into BGAN distribution agreements with 15 distribution partners for our BGAN services.

This group of distribution partners has been selected on the basis of strength to deliver our BGAN and SPS services to key end-user markets and distribution partners’ willingness to invest significant resources to collaborate with us in the development and marketing of our BGAN services and into SPS distribution agreements with nine distribution partners for our SPS services.

Under the Distribution Agreements in respect of our R-BGAN, BGAN and SPS services:

•	we do not set the prices end-users pay for our services;

•	we cannot contract with end-users of our services;

•

we may appoint new distributors (who are not existing distribution partners) in accordance with agreed selection criteria related to the capability, stability, liquidity and performance of those distributors; and

•	we have agreed to volume-based discounts for our services until 14 April 2009.

For more information on the Distribution Agreements, see “Item 10: Additional Information—Material Contracts.”

Sales and Marketing

Our sales and marketing organization is designed to reflect our strategy as a mobile satellite services wholesaler, which leverages on our extensive network of distribution partners and service providers. Our sales and marketing organization interacts closely with our distribution partners and certain service providers to support them in marketing our existing and new mobile satellite communication services to end-users. We engage in targeted joint marketing activities with them to attract end-users to our services. At the same time, a key function of our sales and marketing organization is to gather, review and analyze end-user market intelligence as an important input as we define our business and product strategy.

Our Network and Technology

Our Network

Our network is one of the largest satellite-based global mobile communications networks in the world. It comprises:

•	our fleet of 10 owned satellites in geostationary orbit;

•	land earth stations owned by our distribution partners, which transmit and receive our communications services to and from our satellites;

•

two satellite access stations each comprising 2 antennae, one of which transmits and receives our R-BGAN traffic to and from our satellite network and both of which transmit and receive our BGAN traffic to and from our satellite network; and

•

in respect of our recently launched satellite phone services over Inmarsat-4 F1, we have established a gateway in Subic Bay, Phillipines in cooperation with Phillipines Long distance Telephone Company; and

•	a range of wireline communications links to terrestrial communications networks, which are procured or provided by our distribution partners (except for BGAN, RBGAN and SPS devices).

Our network is supported by four prime and three back-up tracking, telemetry and control stations and four principal network co-ordination stations owned by third parties located at different points around the globe. Our network operations centre and satellite control centre are in London. These facilities are further supported by a fully redundant disaster recovery site elsewhere in the United Kingdom.

Construction of a third satellite access station in Hawaii USA is well advanced and, once completed, will transmit and receive our BGAN and SPS traffic to and from our satellite network.

Our Satellites

The key characteristics of our existing and planned geostationary satellites are summarized in the following table.

Key characteristics	Inmarsat-2	Inmarsat-3	Inmarsat-4

Number of satellites	3 (all in orbit)	5 (all in orbit)	2 in orbit 1 awaiting launch

Coverage and spot beams	Global beam	Global beam and six wide spot beams(1)	Global beam, 19 wide spot beams(1) and 200+ narrow spot beams(2)

Launch dates	October 1990 -April 1992	April 1996 - February 1998	F1 launched March 2005 F2 launched in November 2005 and F3 awaiting launch

Orbital position (on the equator)	143.5E, 98W, 109E	64E, 15.5W, 178E, 142W, 25E	64E, 53W, (178E)

Geographic coverage	Global (other than extreme polar regions)	Global (other than extreme polar regions)	Global (other than extreme polar regions)(3)

Manufacturer	British Aerospace	Lockheed Martin	Astrium

Payload(4)	Hughes	Marconi	Astrium

Launch vehicle	Delta, Ariane	Atlas Centaur, Proton, Ariane	Atlas V (first launch) Sea Launch (second launch)

Cost (including launch insurance)	US$675m	US$895m	US$1.1 billion(5)

(1)	A wide spot beam has an average diameter of approximately 3,400 kilometres (2,100 miles), covering an area approximately the size of the continental United States.

(2)	A narrow spot beam has an average diameter of approximately 800 kilometres (500 miles), when pointed directly at the geographical regional immediately below the satellite (the “sub-satellite point”). This equates to an area approximately the size of Kenya. As the spot beam geographical coverage progressively moves away from the sub-satellite point, the geographical area covered by a narrow spot beam also progressively increases.

(3)	Coverage currently excludes the extreme North Atlantic Ocean, most of the Pacific Ocean, Alaska and parts of Australia, Japan and the west coast of North America. Successful deployment of Inmarsat-4 F3 satellite later in 2008 will provide global coverage.

(4)	Payload refers to communications subsystem.

(5)	Based on our estimate of the costs to build, launch and insure three Inmarsat-4 satellites. Excludes the development cost of building our two land earth stations and end-user terminals.

Our Inmarsat-2 and Inmarsat-3 Satellites

Each of our Inmarsat-2 satellites and Inmarsat-3 satellites covers up to one third of the earth’s surface, giving our existing services (other than R-BGAN and BGAN) a global reach (except for the extreme polar regions).

Our satellites take advantage of the relatively wide coverage patterns of the antennae of mobile ground terminals with which they communicate to operate in orbits slightly inclined to the equatorial, thus reducing their station-keeping fuel requirements and thereby extending their maneuvering lifetimes. The satellites contain on-board fuel to support both regular position maintenance maneuvers and possible relocations to new orbital locations. All maneuvers consume on-board fuel and therefore reduce the remaining station-keeping life of a satellite. We have managed the maneuvers of our satellites in order to optimize the usable life of our satellite fleet.

In 2006 we de-orbited one of our four Inmarsat-2 satellites and now have only three of our Inmarsat-2 satellites remaining in orbit.

Our Inmarsat-4 Satellites

In May 2000, we entered into a contract with Astrium SAS for the development and construction of three Inmarsat-4 satellites. These satellites are designed to support high-bandwidth data services by incorporating higher-power transponders that can be focused into narrower beams than our earlier satellites. Each of our new Inmarsat-4 satellites has more than 200 narrow spot beams and 19 wide spot beams in addition to its global beam. The satellites also employ technology that enables us to adjust the size, shape and power of spot beams to meet changing user demand. The design of the spot beams on our Inmarsat-4 satellites allows us to use the available spectrum more than 12 times more efficiently than is possible on our Inmarsat-3 satellites. Each operational Inmarsat-4 satellite is 60 times more powerful than an Inmarsat-3 satellite (measured by maximum EIRP) on the narrowest spot beam, and each of our Inmarsat-4 satellites will be capable of providing approximately 16 times more communications capacity than each of our Inmarsat-3 satellites, based on estimates of forward and return data rates of GAN services on the Inmarsat-3 satellites and BGAN on our Inmarsat-4 satellites.

The initial orbital positions of our two Inmarsat-4 satellites enable us to deliver BGAN services to approximately 85% of the earth’s land mass, covering approximately 98% of the earth’s population. Following the launch of our third Inmarsat-4 satellite, our Inmarsat-4 coverage will extend across the globe.

In August 2007, we signed a contract with International Launch Services (“ILS”) for the launch of our third Inmarsat-4 satellite on a Proton launch vehicle and expect the launch to occur as early as practicable in 2008. Inmarsat has suspended plans to ship the third Inmarsat-4 satellite to the launch site. Our option to launch the third Inmarsat-4 satellite using an Atlas launch vehicle was cancelled in February 2008. The launch of the third Inmarsat-4 satellite will provide global coverage for our BGAN, GSPS, SwiftBroadband and FleetBroadband services.

Ground Infrastructure for Inmarsat-2 and Inmarsat-3 Satellites

Our existing satellites receive and transmit our existing communications services through a network of land earth stations that are owned by our distribution partners. These land earth stations procure or provide the connections required to link our satellite system with terrestrial communications networks. Under the Distribution Agreements, we are restricted from owning or establishing land earth stations that access our existing services (other than R-BGAN and BGAN) except in limited circumstances.

Our satellites are controlled from our satellite control and network operations centre in London via tracking, telemetry and control ground stations situated in Canada, Italy, Norway, China, New Zealand and Russia. Typically with a repetition rate of about every 16 seconds our satellites transmit a set of data about themselves comprising thousands of parameters. From our satellite control centre we manage each satellite’s on-board system, maintain each satellite within its designated orbital location and monitor the performance data transmitted from each satellite, taking corrective actions as required. Our network co-ordination stations allocate channels among the land earth stations in their regions. Our satellite control centre, our six ground stations and our four principal network co-ordination stations are all connected by a variety of leased communications links.

Our operation and control infrastructure is designed to ensure that redundant facilities are available should components in our operation and control system fail. Most of our satellites can be controlled from two ground stations, and we have a fully redundant back-up control centre in England that mirrors the functionality of our primary satellite control and network operations centre in London. Over the three years ended 31 December 2007, our average network availability exceeded 99.99%.

Ground Infrastructure for Our Inmarsat-4 Satellites

Our Inmarsat-4 satellite system is supported by existing land earth stations owned by LESOs with respect to the transmission and receipt of our Existing and Evolved services, some of which were migrated from the Inmarsat-3 satellites to our Inmarsat-4 satellites.

We have built two Satellite Access Stations (“SASs”) to transmit and receive our BGAN services via the Indian Ocean Region and Atlantic Ocean Region (West) Inmarsat-4 satellites, and in early 2007 we began construction of a third SAS in Hawaii, USA. The existing stations are located at Fucino in Italy and at Burum in the Netherlands each consisting of two separate antennae and sufficient equipment to operate the BGAN services over one or both of the Inmarsat-4 satellites. These stations thus provide complete site redundancy in case of partial or total outage of one SAS station. The third SAS in Hawaii will provide global visibility to our Inmarsat-4 fleet once the third Inmarsat-4 satellite is launched. We have entered into contracts with Telespazio S.p.A., with Stratos Global (one of our existing distribution partners which Inmarsat Finance III has the option of acquiring from April 2009 to December 2010) and with Intelsat Limited, to prepare and operate the Fucino SAS, the Burum SAS and the Hawaii SAS, respectively.

In respect of our recently launched satellite phone services over Inmarsat-4 F1, we have established a gateway in Subic Bay, Philippines in cooperation with Philippine Long Distance Telephone Company.

Billing

Our billing systems collect and process data relating to all communications services we provide over our satellite network.

For circuit-switched Existing and Evolved data and voice services, where capacity is provided on a demand-assigned basis, our charges for the service commence from the time that one of our network co-ordination stations assigns a channel (when a signal is received by the network co-ordination station from one of our satellites) and end when the channel is released. Services billed on this basis include all Existing and Evolved voice services and our Inmarsat B, Mini M, Swift 64, Fleet and GAN ISDN data services.

For packet-switched Existing and Evolved services, provided on a demand-assigned basis, we charge on a usage basis according to the volume of data transmitted. Examples of such services include GAN Mobile Packet Data, Fleet Mobile Packet Data, Swift Mobile Packet Data, Inmarsat C and certain aeronautical data services.

We also utilize selected satellites to provide dedicated leased capacity for various Existing and Evolved services, and to provide specialized navigational transponder facilities. Lease charges are determined by satellite availability, lease duration, and the capacity, measured by service type, power and bandwidth, provided under the lease.

For circuit-switched Satellite Phone Services, where capacity is provided on a demand-assigned basis, we charge for usage according to call duration, measured at the appropriate switching centre.

For packet-switched BGAN services, all of which are provided on a demand-assigned basis we charge according to the volume of data transmitted. We market a number of rate plans, some of which feature advance payment in return for reduced rates and the facility to utilize the associated traffic allowance over an extended period of time. Streaming services are guaranteed IP communications services and are charged by duration of call.

Capacity provided on a demand-assigned basis is invoiced monthly and payable by the distribution partner on a monthly basis. Where capacity is leased, invoices are generated and payable by the distribution partner on a basis appropriate to the duration of the lease. Typically, for leases of 12 months or less, invoices are payable prior to commencement of the lease.

Insurance of Our Business and Insurable Assets

Insurance of Our Satellites

In-orbit insurance.    In March 2006 we obtained in-orbit insurance for our first two Inmarsat-4 satellites until November 2007 which has now been renewed until November 2008. The cost of obtaining insurance varies as a result of either satellite failures or general conditions in the insurance industry. For future years, in-orbit insurance policies for our Inmarsat-4 satellites may not continue to be available on commercially reasonable terms, or at all. We intend to maintain commercially prudent levels of in-orbit insurance for our Inmarsat-4 satellites on expiry of the existing in-orbit insurance coverage.

We do not intend to obtain in-orbit insurance for our Inmarsat-2 or Inmarsat-3 satellites due to the high level of operational flexibility in our satellite fleet as a whole.

Third Party Liability Insurance.    We also maintain third-party legal liability insurance. This insurance cover is in respect of sums which we might become legally obligated to pay for bodily injury or property damage caused by an occurrence related to services provided through the Inmarsat network or arising out of the ownership and/or operation of the Inmarsat fleet of satellites and including liability arising under the Convention on International Liability for Damage Caused by Space Objects (TIAS 7762) and the United Kingdom Outer Space Act 1986.

Intellectual Property

Our Brand

Our main brand is “Inmarsat”. The “Inmarsat” word is a trademark licensed to us exclusively and perpetually by the International Mobile Satellite Organization (“IMSO”). We have the right to have IMSO apply for registration of this trademark in the name of the IMSO in any country in the world. The trade mark is currently registered for equipment and services that are important to our business in countries including Australia, Brazil, the Netherlands, Belgium, Luxembourg, Canada, China, France, Germany, Norway, Singapore, Mexico, New Zealand, UAE, Egypt, Japan, Russia, South Africa, the United Kingdom and the United States.

Our license from IMSO allows us to grant sub-licenses. We have granted non-exclusive and royalty-free sub-licenses to, among others, our distribution partners and service providers to use the Inmarsat branding on the basis of the IMSO License.

Protecting Our Technological Developments

We use reasonable efforts to protect certain significant technology by filing patent applications in key jurisdictions. Our key jurisdictions vary depending on the technology involved. Patent applications are ordinarily filed in the United States, key European countries, Hong Kong, China, Canada, Mexico, the UAE and Japan. Priority applications are usually filed in the United Kingdom.

In addition to the above, or where patent protection is not possible or practicable for us, we seek to protect significant information about our technology, or “know-how”, by releasing it only to those third parties who have a reasonable need to access it (for example, for “Inmarsat Purposes,” in connection with the design, development, manufacture, reconstruction, modification, establishment, operation or maintenance of equipment, components or software capable of use, either directly or indirectly, with the satellites and other centralized infrastructure owned, leased or operated by or on behalf of Inmarsat) and who have signed confidentiality agreements or license agreements containing strict confidentiality obligations.

Key Operational Software

We own some of the key operational software used in our satellite control and network operations centre because it was created by our employees or by outside consultants who have transferred their intellectual property rights in that software to us. The main software suites of this kind are an Off-Air Monitoring System, an Inmarsat Network Monitoring System, both of which are used in our network operations center, and the Inmarsat Storm Satellite Support System suite of software used to control our satellite fleet and ground stations. In particular we commercially supply our satellite control software to third parties, as a way of reducing maintenance costs, funding of additional safety features for satellite control and retaining critical operational skills in the business.

The rest of our operational software is custom software designed by either third parties who have retained the intellectual property rights in it, but licensed those rights to us (normally on a non-exclusive, royalty-free, perpetual, worldwide basis) for use for Inmarsat Purposes (as defined above), or by our employees based on existing software supplied by third parties who have granted to us licenses to adapt that software.

All our key operational software is supported by appropriate technical maintenance and support arrangements that are either provided by our own employees or by third parties.

Competition

Introduction

The global communications industry is highly competitive. We face competition from a number of communications technologies in a number of the target sectors for our services. It is likely that we will continue to face significant competition in some or all of our target sectors in the future.

Global Mobile Satellite Communications Services Competitors

Although we pioneered the provision of global mobile satellite communications services when we commenced providing our services in 1982, we currently face competition from two mobile satellite communications services operators, Iridium (global) and Globalstar (multi-regional). Both Iridium and Globalstar operate in a separate part of the spectrum to us, in the “Big LEO” band, meaning that they do not interfere with our L-band operations or compete for spectrum in the L-band. It is likely that we could face significant competition in the future from global network operators, which may adversely affect end-user take-up of our services and affect our revenues. We may also face competition in the future from other companies that develop global mobile satellite communication networks. For more information, see “Item 3: Risk Factors—Risks Relating to Our Business—The global communications industry is highly competitive”.

In 1998, Iridium, a global mobile satellite operator with a low-earth orbit system, commenced operations. After filing for US bankruptcy protection in March 2000, Iridium recommenced service in early 2001. Since then, we have faced increasing competition from Iridium in some of our most material target markets, particularly in relation to voice and our lower speed Mini M data service in the maritime and land mobile sectors. Iridium provides data and voice services at rates of up to 9.6 kbps using compression software. Iridium intends to introduce a higher rate data service in 2008 that is targeted at the maritime market. The terminals used to access Iridium services are handheld devices that are smaller and less expensive than the terminals used to access our traditional services. In addition, Iridium’s end-user call charges are competitive with, and in some cases cheaper than, the rates offered by our distribution partners and service providers for our comparable services (not handheld).

Globalstar, which operates a multi-regional low-earth orbit system, began introducing commercial services in 2000. In February 2002, Globalstar filed for bankruptcy protection, which it exited in 2004 following its acquisition by Thermo Capital Partners. Globalstar was required to list publically by October 2006 under the conditions to exit from Chapter 11, and did so at that time, raising gross proceeds of approximately US$127.5m. Despite near-global satellite coverage, Globalstar’s service is available only on a multi-regional basis as a consequence of gaps in its ground transmission facilities but for which they have plans to reduce such gaps. The Globalstar system provides data and voice services at transmission rates of up to 9.6 kbps. The terminals used to access Globalstar services are handheld devices that can also be used to access GSM terrestrial wireless communications services. Globalstar’s end-user call charges are competitive with, and in some cases cheaper than, the rates offered by our distribution partners and other service providers for our comparable services.

In March 2005, Globalstar applied to the FCC for authorization to provide an integrated mobile satellite communication services/ATC service in the United States.

In February 2007, Globalstar announced that it was experiencing accelerated degradation of the amplifiers for S-band satellite communications in many of its satellites. This degradation may result, by some time in 2008 unless remedied, in a significant adverse impact on Globalstar’s ability to provide uninterrupted two-way voice and data services on a continuous basis in any given location. According to its announcements, Globalstar continues to pursue a technical solution to this problem, but to date has been unable to correct it and may be unable to do so.

Globalstar successfully launched four satellites each on 29 May 2007 and 21 October 2007 which do not have the S-band amplifier problem.

Regional Mobile Satellite Communications Services Competitors

There are a number of regional mobile satellite operators with whom we compete in the provision of services to end-users who do not require global or multi regional services. All of these competitors operate geostationary satellites. Some of them provide data and voice services at transmission rates ranging from 2.4 to 9.6 kbps while others provide data at transmission rates of up to 144 kbps. Our regional mobile satellite competitors currently include Thuraya, principally in the Middle East and Africa, MSV in the Americas, Optus MobileSat in Australia, INSAT 3C in India, N-Star in Japan and ACeS in South East Asia.

Thuraya offers voice and data services at transmission rates of up to 144 kbps in Europe (excluding parts of Scandinavia), Northern and Central Africa, the Middle East, parts of Central Asia and the Indian subcontinent. On 15 January 2008 Thuraya successfully launched its Thuraya-3 satellite which is intended to provide additional coverage across the Asia-Pacific region.

MSV offers voice and low-speed data services in the Americas using notebook devices that are smaller in size and less expensive than comparable Inmarsat terminals such as Mini M. On 8 November 2004, the FCC issued an order granting MSV an ATC license and approving several waivers of the ATC Ruling that MSV requested, while deferring ruling on certain additional waivers. For more information, see “Part 1: Risk Factors—Risks Relating to Our Business—Use by our competitors to use L-band spectrum for terrestrial services could interfere with our services and to the discussion of a coordination agreement we have with MSV.

ACeS offers voice and low-speed data services in South East Asia, with particular focus on Indonesia, Thailand and the Philippines and a particularly strong customer base among Filipino crew for maritime communications services. In September 2006, Inmarsat entered into a strategic collaboration with ACeS.

Thuraya, MSV and ACES all operate in the L-band, the latter in Region 2 (the Americas), Thuraya in Region 3 (Asia and Australia) and Region 1 (Europe, Middle East and Africa) and ACES in Region 3, and therefore compete with us for spectrum allocations in the L-band. During 2007 we held discussions with Mobile Satellite Ventures LP, Mobile Satellite Ventures (Canada) and SkyTerra Communications, Inc. (together “MSV”) about the efficient re-use and reorganization of our respective L-band spectrum across the Americas and we announced in December 2007 that a cooperation agreement for spectrum re-use was signed between Inmarsat plc and MSV.

This agreement includes conditional provisions for the co-ordination of the parties’ respective existing and planned satellites serving the Americas and for the reorganization of our spectrum and that of MSV over the Americas to provide contiguous spectrum in larger blocks for both our operations and efficient re-use of L-band spectrum. The purpose of the agreement is to increase spectrum efficiency and protect both Mobile Satellite Communication Services (“MSS”) and Ancillary Terrestrial Component (“ATC”) operations from inter-system interference. Additionally, the agreement sets up a framework for commercial cooperation between the parties to support the exploitation by MSV of hybrid MSS-ATC services in North America.

We believe that the cooperation agreement will bring significant benefits to us with the reorganization of the spectrum allocation over the Americas allowing us to continue to grow and deploy our L-band services, especially our Broadband Global Area Network (“BGAN”) services and Global Satellite Phone Services (“GSPS”), in that region.

ICO Global Communications Inc. and TMI/Terrestar Networks Inc. are planning to deploy integrated MSS/ATC service in North America. ICO plans to begin alpha trials during the second quarter of 2008. Terrestar plans to begin commercial service in 2008. They will operate in the 2 GHz band, which will not interfere with our L-band operations. Because there is more contiguous spectrum available in the 2 GHz band, they will be able to provide higher-speed multimedia services which will compete with our higher-speed services recently launched.

VSAT Service Competitors

We face growing competition in some of our target market segments from communications providers such as Sealink who operate private networks using VSATs or hybrid systems to target business users. VSATs are fixed or transportable terminals that access higher bandwidth services provided over satellite systems operating in the C-band, Ku-band and Ka-band radio frequencies. As well as new operators entering this area, the likely addition of further FSS satellite capacity may provide further competitive price pressure on the cost to end-users of VSAT services. Communication services provided by VSATs are primarily targeted at users who have a need for high-volume or high-bandwidth data services. As VSATs are typically larger and heavier than the terminals that access our services and must be fixed to a stabilized platform for maritime use before they can be used, they are best suited for users for whom the size, weight and mobility of terminals are not as critical. Technological innovation in VSAT terminals, together with increased C-band and Ku-band coverage and commoditization, have increased the competitiveness of VSAT and hybrid systems in some traditional mobile satellite communication services sectors by permitting smaller, more flexible and cheaper systems.

Terrestrial Competitors

We do not currently compete directly with existing terrestrial communications service providers; instead, we provide services primarily in areas terrestrial networks do not serve at all or for which they are not fit.

However, gradual extensions of terrestrial wireline and wireless communications networks and technologies to areas not currently served by them may reduce demand for our existing services and other services that we expect to provide. We expect that future extensions of terrestrial networks will be driven by economic returns generated by extending wireline or wireless networks. We also expect that many underdeveloped areas will be too sparsely populated to generate returns on investment required to build terrestrial communications networks. Unlike our terrestrial competitors, we can provide communications services to these underdeveloped areas at no incremental cost.

Galileo

Inmarsat’s proposed involvement in the Galileo Operating Company ended in June 2007 when the EU decided to implement Galileo as a purely public programme, thus ending a process set up to form a Public Private Partnership. Inmarsat continues to have an interest in the Galileo project, and we continue to position Inmarsat as a potential contractor to manage the overall operations of the system when it achieves ongoing operational status in the future.

REGULATION

Introduction

Our business is regulated by a number of national and international regulatory authorities. We are subject to the regulatory authority of the government of the United Kingdom, as well as of the national authorities in the countries in which we operate. We are also subject to the regulations of various international organizations, including the ITU, IMSO and the EU.

The regulation of our business can be divided into three broad categories:

1.	rules governing the operation of our satellite system, which can in turn be divided into four areas:

•	launch and operation of satellites;

•	allocation and licensing of space orbital locations and associated electromagnetic spectrum;

•	licensing of ground infrastructure; and

•	licensing of end-user terminals (on the ground, at sea or in the air) and telecommunications services;

2.	antitrust and competition laws, which are generally applicable to national and international businesses; and

3.	other regulations, including rules restricting the export of satellite-related equipment and technology and public service obligations applicable to our business.

Regulation of Our Satellite System

UK Outer Space Act 1986

Our activities in outer space are regulated by the UK Outer Space Act 1986, which implements into UK law obligations under various international treaties. The Outer Space Act prohibits us from, among other things, operating a space object and carrying on any activity in outer space without a license from the UK Secretary of State for Trade and Industry issued under the Outer Space Act. Accordingly, we have obtained licenses under the Outer Space Act for our ten in-orbit satellites and for our third Inmarsat-4 satellite which will be launched as soon as practicable in 2008.

Under the UK Outer Space Act, we are obliged to provide an indemnity to the UK government for an unlimited amount for any claims brought against it as a result of our licensed activities (for example, any actions brought against the UK government if one of our satellites were to collide with another spacecraft). We are also required by our licenses to obtain insurance of up to £100m per satellite to be used to pay any sums to the UK government in respect of this indemnity, which amount may be increased in the future by the UK government. We have obtained the required insurance for all our in-orbit satellites.

International Telecommunication Union Filings and Co-ordination Procedures

The ITU is the United Nations treaty organization responsible for worldwide cooperation and standardization in the telecommunications sector. The ITU registers radio frequency bands and orbital locations used by satellites and publishes the Radio Regulations, which set out detailed rules for use of spectrum.

Pursuant to the Radio Regulations, national regulators are required to file technical information with the ITU relating to the proposed satellite systems of operators under their jurisdiction. Ground-based transmission facilities operated by us or our distribution partners, called land earth stations, which connect our satellites to terrestrial communications networks, are also subject to the Radio Regulations if the land earth station co-ordination area crosses an international border.

All necessary filings for our in-orbit satellites have been made on our behalf by the UK Radiocommunications Agency (which, from 29 December 2003, was incorporated into and replaced by the UK Office of Communications, known as OFCOM). Once filings have been made with the ITU, a frequency co-ordination process follows to ensure that each operator’s services do not cause unacceptable interference to the services of other operators. The negotiations are conducted by the national administrations with the assistance of satellite operators. The timetable and procedures for co-ordination are also governed by the Radio Regulations. We have co-ordinated frequencies in the mobile satellite services spectrum at L-band (1.5 and 1.6 GHz) for communication between our satellites and end-user terminals, as well as frequencies in the C-band (4 and 6 GHz) for communications between land earth stations and our satellites. We also have co-ordinated frequencies in the C-band for our tracking, telemetry and command signals to and from our satellites.

Frequency in the L-band is supposed to be allocated on an annual basis in a regional multilateral co-ordination process, which takes place annually through two separate and independent regional operator review meetings among satellite operators using frequencies in the L-band. One meeting involves operators whose satellites cover North America (known as “Region 2”), while the other involves operators whose satellites cover Europe (known as “Region 1”), Africa, Asia and the Pacific (collectively known as “Region 3”). Both of these groups co-ordinate our use of frequencies in South America. In each case, satellite operators co-ordinate frequencies and assign spectrum by consensus. It is always possible to agree frequency allocation and co-ordination on a bilateral basis between operators outside this multilateral process, subject to non-interference with third parties.

During 2007 we held discussions with Mobile Satellite Ventures LP, Mobile Satellite Ventures (Canada) and SkyTerra Communications, Inc. (together “MSV”) about the efficient re-use and reorganization of our respective L band spectrum across the Americas and we announced in December 2007 that a cooperation agreement for spectrum re-use was signed between us and MSV.

This agreement includes conditional provisions for the co-ordination of the parties’ respective existing and planned satellites serving the Americas and for the reorganization of our spectrum and that of MSV over the Americas to provide contiguous spectrum in larger blocks for both our operations and efficient re-use of L-band spectrum. The purpose of the agreement is to increase spectrum efficiency and protect both Mobile Satellite Communication Services (“MSS”) and Ancillary Terrestrial Component (“ATC”) operations from inter-system interference. Additionally, the agreement sets up a framework for commercial cooperation between the parties to support the exploitation by MSV of hybrid MSS-ATC services in North America.

In general, increased competition for spectrum and orbital locations (and/or disputes with parties to regional co-ordination processes) may make it difficult for us to retain rights to use the spectrum and orbital resources we require either generally or in relation to particular regions or countries. We cannot guarantee that we will be able in the future to retain spectrum and orbital rights sufficient to provide our existing or future services. We also cannot determine to what extent regulatory authorities will charge us or our distribution partners for the use of mobile satellite service spectrum or how much would need to be paid to acquire or retain such spectrum in the future. To the extent we or our distribution partners are unable to retain the rights to use such spectrum or are required to pay for such use (by spectrum auctions or otherwise), our ability to provide services may either be limited or become more costly, which may harm our business or our results of operations.

Use of Mobile Satellite Service Spectrum to Provide Terrestrial Communications Services

In January 2003, under the ATC Ruling the FCC decided to permit mobile satellite service operators to use their assigned mobile satellite service frequencies to provide ancillary terrestrial wireless communication services in the United States as part of an integrated service.

On 8 November 2004, the FCC issued an order granting MSV an ATC license and approving several waivers of the ATC Ruling that MSV requested, while deferring ruling on certain additional waivers. On 10 February 2005, following a series of petitions and requests for reconsideration, the FCC clarified the ATC Ruling by the MOO which, inter alia, settled the applicable rules on inter-system interference and other general requirements for integrated mobile satellite communications services/ATC systems. The December 2007 Cooperation Agreement entered into between Inmarsat and MSV described in the preceding section provides a framework for collaboration on hybrid MSS-ATC services in the L band, and would provide the vehicle for these companies to participate in an MSS-ATC deployment.

On 1 March 2005, Globalstar filed and was granted an ATC license in early 2006. Globalstar is proposing to operate its ATC system in the Big LEO band, a different part of the spectrum from the L-band, which we use for our mobile satellite communications services, so it should not cause any interference to our services.

On September 7, 2007, TerreStar Networks Inc filed for ATC authority in the United States, and on 30 November and 3 December 2007, New ICO Satellite Services G.P. filed companion space station and earth station ATC applications. All of these applications are currently pending before the FCC.

The implementation of ATC services by MSS operators in the United States or other countries may result in increased competition for the right to use L-band spectrum, and such competition may make it difficult for us to obtain or retain spectrum resources we require for our existing and future services. In addition, the FCC’s decision to permit integrated MSS/ATC services was based on certain assumptions, particularly relating to the level of interference that the provision of integrated MSS/ATC services would likely cause to other MSS operators, such as us, who use the L-band spectrum. If the FCC’s assumptions with respect to the use of L-band spectrum for integrated MSS/ATC services prove inaccurate, or a significant level of integrated MSS/ATC services is provided in the United States, the provision of integrated MSS/ATC services could interfere with our satellites and user terminals, which may adversely impact our services. For example, the use of certain L-band spectrum to provide integrated MSS/ATC services in the United States could interfere with our satellites providing communications services outside the United States where the “footprint” of those satellites overlaps the United States. Such interference could limit our ability to provide services that are transmitted through any satellite visible to the United States. Three of our Inmarsat-3 satellites are and two of our Inmarsat-4 satellites will be visible to the United States. In addition, users of our terminals in the United States could suffer interruptions to our services if they try to use their terminals near ATC terrestrial base stations used to provide integrated MSS/ATC services. In the event that we anticipate significant usage of mobile user terminals near ATC terrestrial base stations, it may be necessary for the manufacturers of the mobile terminals to modify their products to make them less susceptible to interference, or for us to develop new call set-up procedures which will redirect traffic to frequencies that are adequately removed from transmissions by nearby ATC base stations.

Other jurisdictions are considering and could implement similar regulatory regimes in the future. In May 2004, Industry Canada, the Canadian regulator, decided in principle to allow ATC services in Canada. European regulators are currently considering the technical and regulatory issues which would arise if mobile communications services operators were authorized to provide terrestrial services, including ATC, in 2GHz bands.

Commission Decision 2007/98/EC of 14 February 2007 on the harmonised use of radio spectrum in the 2 GHz frequency bands for the implementation of systems providing mobile satellite services confirms this as being satellite spectrum and allows the installation of a terrestrial component. As the EU is expecting scarcity of spectrum, a pan-european selection and award process is currently being decided upon in a co-decision process between Council and Parliament.

Other National Satellite Operator Authorizations

While in the majority of countries we have not been required to obtain specific telecommunications or spectrum licenses to transmit our satellite signals or offer our existing services we have obtained specific telecommunications or frequency licenses with respect to our existing services in Australia, Belgium, Ecuador, Egypt, France, Germany, Iraq, Italy, Kenya, Netherlands, Spain and Switzerland. Additional countries are considering whether to implement such license requirements. To date, the requirements imposed on us to obtain these licenses have been minimal and the associated costs are low.

In Australia, we have a license for the transmission of our satellite signals to and from the terminals used to access our services as well as a carrier license. In Switzerland, we have a license for the provision of our services in that country. In Brazil, we originally obtained a 15-year spectrum license for our Inmarsat-3 satellites, which commenced in 2000. This license required that our services be distributed to service providers through a Brazilian company and that those services be billed in local currency. These requirements could not be met without amending our agreements with our distribution partners. So by agreement with the regulator, we surrendered our Brazilian spectrum license, which was replaced with a license jointly issued to our distribution partners, under which our distribution partners can distribute through individual Brazilian companies. We are currently supporting our distribution partners in obtaining new licenses to operate over our Inmarsat-4 satellites.

Increasingly, regulatory authorities are imposing fees and introducing new regulatory requirements on businesses that use radio frequencies, which could significantly affect our business, including by imposing new and unforeseen additional costs and limiting our ability to provide existing or new services. We cannot determine to what extent regulatory authorities will charge us or our distribution partners for the use of mobile satellite communications services spectrum, or how much would need to be paid to acquire or retain such spectrum in the future. To the extent we or our distribution partners are unable to retain the rights to use such spectrum, or are required to pay large amounts for such use (by spectrum auctions or otherwise), our ability to provide services may either be limited or become more costly, which may harm our business or the results of our operations.

Regulation of Use of Ground Infrastructure

Our agreements with our distribution partners who operate the land earth stations that connect our satellites to terrestrial communications networks includes provisions to ensure that they hold the appropriate licenses to operate their land earth stations. We provide assistance to our distribution partners both by ensuring they are aware of licenses they may require in the jurisdictions where they sell our services, and by assisting them to obtain the necessary licenses.

Our satellite control and network operation centre in London does not require individual licenses under UK communications law. The ground stations that control and monitor our satellites are operated by third parties (under service contracts with us) that are responsible for ensuring that they are appropriately licensed under national regulations.

The ground infrastructure that we have developed for our BGAN services comprises fewer land earth stations than we have relied upon for the distribution of our existing services. However, it is possible that the regulatory authorities in some countries may require us to establish land earth stations in their countries as a condition of distributing our BGAN services in those countries. In respect of the land earth stations for our BGAN services, which we own and/or operate in Italy and the Netherlands, we have already obtained the necessary licenses for the operation of those stations as network facilities. We are also seeking licenses from the U.S. FCC for operation of a land earth station that we will own and operate in Paumalu, Hawaii for our BGAN and GSPS services. The Paumalu land earth station is similar in design and intended operation as the land earth stations in Italy and the Netherlands.

For a further discussion of the regulatory risks we currently and in the future may face, see “Item 3: Risk Factors—Regulatory Risks—Our business is subject to regulation and we face increasing regulation with respect to the transmission of our satellite signals and the provision of our mobile satellite communications services in some countries, which could require that we or our distribution partners incur additional costs, could expose us to fines and could limit our ability to provide existing and new services in some countries”.

Licensing of End-user Terminals and Provision of Telecommunications Services

We, together with our distribution partners and their service providers, are subject to increasing regulation in many countries with respect to the distribution of our services to end-users, particularly in the land sector.

Different regulatory regimes apply to the use of end-user terminals depending on where they are located and whether they are installed in ships or aircraft or are for land use.

Regulatory authorities in approximately 180 countries permit the use of terminals to access our existing services. Most of these countries require end-users (and, in some cases, distribution partners) to obtain a license for such use. We are currently assessing the conditions of use that will apply to our planned GSPS service in our 30 priority jurisdictions and we are working closely with our distribution partners to develop optimal access strategies for each of these jurisdictions.

Maritime Terminals

Terminals for using our services installed onboard ships are licensed by the country to whose jurisdiction the ship is subject. The licensing of terminals is generally part of a broader license that covers all the communications equipment on the ship. The International Agreement on the Use of Inmarsat Ship Earth Stations within the Territorial Sea and Ports came into force on 12 September 1993. Forty-six countries are parties to this agreement, which permits the operation of terminals in the territorial seas and ports of the signatory countries. In countries, which are not party to this agreement, national law may nevertheless permit the use of our terminals. For example, in the United States—which is not party to this international agreement—foreign ships are authorized to use their communications equipment in domestic territorial waters and ports under Section 306 of the US Communications Act of 1934, as amended.

Land Terminals

In many of the countries that permit terminals to be used in their territory, the end-users and/or distribution partners of our services must obtain licenses under national laws relating to use of radio frequency. In addition, distribution partners may be required to obtain licenses relating to the provision of telecommunications services.

A number of countries, particularly in the Middle East and Central Europe, continue to maintain a monopoly on providing communication services or have onerous national security requirements that may effectively prevent us from offering (or restrict our ability to offer) satellite communications services to land-based users. In some countries, end-users are required to apply and obtain permission to use terminals to access our existing and new services, and in some cases to pay relatively high application fees. These requirements could deter some end-users from using terminals in those countries.

In Europe, terminals do not generally require individual licenses. This eliminates the need for the regulator to issue individual licenses for multiple, identical terminals. This follows the spirit of EU Directive 2002/20/EC on the authorization of electronic communications networks and services which foresees that “the least onerous authorization system possible should be used to allow the provision of electronic communications networks and services in order to stimulate the development of new electronic communication services and pan-European communications networks and services and to allow service providers and consumers to benefit from the economies of scale of the single market.” The subject of free circulation of satellite terminals has also been dealt with substantially in the CEPT/ECC, which has recently adopted a decision that encourages administrations not to require any license of any kind as a condition to allow for free circulation and use of mobile satellite terminals. However, it is expected that the circulation of terminals will continue to be subject to service provision licenses resulting from those member states seeking payment for the use of frequencies.

The terms of and cost to the end-user of obtaining individual licenses vary by jurisdiction. We have actively participated in European Conference of Postal and Telecommunications Administration project teams and working groups and proposed a harmonization of the interpretation of “free circulation” to mean an exemption at all levels of any kind of licensing burden. Following consultation, during which an objection was raised to this interpretation, further discussions were held and a preliminary consensus position was reached; however, this issue remains subject to final approval by administrations within the EU. In general, the cost of terminal licenses is decreasing worldwide, and the period of time an end-user may remain in a jurisdiction with a terminal before requiring a license is increasing.

In the United States, the FCC issues blanket licenses for many types of communications devices. Various companies have applied for, and been granted, blanket licenses to cover a number of different types of terminals, which access our services in the United States.

Aeronautical Terminals

Terminals installed on aircraft using our services are licensed by the country to whose jurisdiction the aircraft in question is subject. The licensing of equipment to use our services is generally part of a broader license that covers all the communications equipment on the aircraft. ICAO Resolution A29-19 recommends that countries grant general permission for the use of communications equipment aboard foreign-registered aircraft operating within their territory, subject to a number of limitations.

Equipment Testing and Verification

In addition to licenses for the use of spectrum, terminals must also comply with applicable technical requirements. These technical requirements are intended to minimize radio interference to other communications services and ensure product safety.

In Europe, there is full harmonization of these standards and associated type approvals. European Directive 99/5 provides that EU member states will allow a mobile satellite terminal to be placed on the market if it bears a mark confirming conformity with the technical requirements of the Directive.

In the United States, the FCC is responsible for ensuring that communications devices comply with technical requirements for minimizing radio interference and human exposure to radio emissions. The FCC requires that equipment be tested either by the manufacturer or by a private testing organization to ensure compliance with the applicable technical requirements. For other classes of device, the FCC requires submission of an application, which must be approved by the FCC, or in some instances may be approved by a private testing organization.

Other Communications Regulatory Issues

Universal Service Funds

Some countries, such as the United States, India, Kenya, South Africa and Australia, require a number of telecommunications service providers to contribute funds to “universal service” programmes. These programmes in turn use the funds to subsidize consumers’ access to services in high-cost areas, such as rural markets, access for low-income customers, and other services deemed to be socially desirable. We, as well as our distribution partners and their service providers may be required to make contributions to these programmes, which may increase the cost of providing services over our system.

Law Enforcement and National Security Requirements

Generally, communications networks operate under national regulations that require operators to provide assistance to law enforcement and security agencies. These national regulations typically require operators of communications networks to assist in call interception by providing to such agencies call interception or information relating to persons or organizations subject to security or criminal investigations, surveillance or prosecutions under the relevant national jurisdictions.

We and our distribution partners who operate land earth stations are required to comply with these regulations in a number of jurisdictions, which may restrict our ability to offer our services in some countries or increase our costs.

Numbering

The International Telecommunications Union (“ITU”) controls the assignment of country codes used for placing telephone calls between different countries. We originally used the 871, 872, 873 and 874 codes, with the choice of code depending on the location of the terminal receiving the call. The ITU will be sending a bulletin at the end of 2008 which will indicate that Country Codes 871-874 are not in use and should eventually be removed from international exchanges. At present an estimated 30 to 70% of FTM calls use old codes, the variation exists according to LES and service type. We have been transitioning our existing services (except for R-BGAN) to a single code, 870, so that dialing habits change and auto-dialers and fax machines are reprogrammed.

Antitrust and Competition Laws

EU Law

EU law prohibits anti-competitive agreements and abuse of dominant market positions through Articles 81 and 82 of the Treaty of Rome, as amended (previously Articles 85 and 86). Many member states, including the United Kingdom, also have similar prohibitions in national law.

Arrangements prohibited under Article 81(l) are void under Article 81(2). Until May 2004, the European Commission had the power to exempt agreements, formally notified to it, if the beneficial effects of the arrangement resulted in the improvement of the production or distribution of goods or services or promote technical or economic progress. Additionally, consumers must receive a fair share of the resulting benefit, competition in respect of a substantial part of the market for the goods or services in question must not be eliminated and there must be no restrictions, which are not indispensable to the achievement of the beneficial effects of the agreement.

In 1997, our proposed commercial arrangements with our distribution partners were notified to the European Commission. After examining the arrangements, the European Commission issued an administrative (comfort) letter on 19 October 1998 closing its examination of the arrangements and stating that the European Commission did not consider that the arrangements affected competition within the EU to an appreciable extent and therefore were not in breach of Article 81. The European Commission cautioned however, that if we did not carry out a public share offering within three years of the European Commission’s letter, it might re-assess the effect of the notified agreements. As of the date hereof, the European Commission has not notified us of any intention to reassess these agreements.

From 2004 onwards our relationship with our distribution partners has been governed by the Distribution Agreements, which superseded the commercial arrangements notified in 1997 (and which came into effect in 1999). Since May 2004, when Regulation 1/2003 came into force, notifications of agreements to the European Commission have no longer been possible and it is up to the parties to assess whether the terms of the contract comply with the requirements of Article 81. Since May 2004, national competition authorities and courts of the member states have had the power to apply Article 81(3). We have therefore evaluated the terms of the Distribution Agreements in light of Article 81. For more information, see “Item 3: Risk Factors—Regulatory Risks—Our contractual relationships with our distribution partners may be subject to regulatory challenge, which could require us to renegotiate the contractual relationships and could result in the imposition of fines”.

Article 82 prohibits the abuse of a dominant market position insofar as it may affect trade between EU member states. Antitrust authorities may determine that we have market power in one or more business sectors.

We have implemented an antitrust compliance programme to decrease the possibility that we would enter into any agreements which might restrict competition without obtaining the appropriate clearance or that we would engage in any business practices that might be considered abusive.

The European Commission can impose fines (up to 10% of a company’s worldwide annual group revenues) for breaches of Articles 81 and 82. Under regulations existing prior to May 2004, where an agreement was notified to the European Commission for an exemption under Article 81(3) and the notifying company’s activities and circumstances were unchanged, the European Commission could not impose a fine from the date of notification, except in very limited circumstances. In addition, civil litigation may be brought by third parties claiming damages caused by allied anti-competitive practices and agreements.

US Law

US antitrust laws are generally applicable to our distribution partners who operate land earth stations in the United States, and, under some circumstances, could be applicable to us. These laws prohibit, among other things, the monopolization of markets (including attempted monopolization and conspiracies to monopolize) and agreements that restrain trade, such as agreements among competitors to fix prices. If US authorities were to determine that we, and/or our distribution partners who operate land earth stations in the United States, have violated any US antitrust laws, heightened regulatory burdens and/or sanctions could be imposed.

Other Regulation

US Export Control Requirements

The United States regulates the export and re-export of commercial communications satellites and most satellite-related components, subsystems, software and technology as defense articles under the Arms Export Control Act. Exports of these items from the United States requires licensing by the US Department of State after consultation with the Department of Defense. Technical cooperation arrangements between US and UK companies also require approval. The launch location and launch-related technical arrangements for US satellites, and for foreign satellites containing regulated US origin components, also require separate approval by the US State Department. The timing of US license processing can be difficult to predict; licenses are often issued with commercially significant conditions and restrictions, and the use of some launch locations that may have pricing or other advantages may not be approved.

A number of satellite components and satellite related services for our Inmarsat-4 satellites are sourced from US suppliers and we cannot assure you that our US suppliers will be able to secure requisite licenses in a timely fashion, that those licenses will permit transfer of all items requested, that launches will be permitted in locations that we may prefer, or that licenses, when approved, will not contain conditions or restrictions that pose significant commercial or technical problems. Such occurrences could delay the launch of any future satellites.

Our sale of R-BGAN terminals to our distribution partners is also governed by US export and re-export controls. Whilst we contractually require our distribution partners to implement these controls within their distribution chain and with end-users, there is no assurance that end-users comply with these controls.

IMSO Requirements

IMSO maintains its mandate, following our transition from an intergovernmental organization, to oversee our provision of satellite communications services to support GMDSS. If we were to breach this public service obligation, IMSO has various powers to compel us to perform those obligations. The IMSO Assembly has agreed to admission of other GMDSS suppliers subject to relevant approvals of their GMDSS services being obtained. Inmarsat currently remains the sole provider of satellite communications services required for GMDSS.

IMSO holds a special rights non-voting redeemable preference share in Inmarsat Ventures Limited, known as the Special Share. The Special Share carries rights including an effective veto power over any amendment to our public service obligations for GMDSS and over any resolution to effect the voluntary winding-up of Inmarsat Ventures Limited.

Legal Proceedings

As of the date of this Annual Report, we are not engaged in or aware of any pending or threatened legal or arbitration proceedings that could have a material effect on our financial position.

ORGANIZATIONAL STRUCTURE

As of 31 December 2007, Inmarsat Group Limited has the following direct or indirect wholly-owned subsidiaries:

	Principal activity	Country of registration/ incorporation and operation	Effective interest in issued ordinary share capital at 31 December 2007
Inmarsat Finance plc	Finance company	England and Wales	99.9%
Inmarsat Investments Limited	Holding company	England and Wales	100%
Inmarsat Ventures Limited	Holding company	England and Wales	100%
Inmarsat Global Limited	Satellite telecommunications	England and Wales	100%
Inmarsat Employment Company Limited	Employment company	Jersey	100%
Inmarsat Inc	Service provider	USA	100%
Inmarsat Employee Share Plan Trustees Limited	Corporate trustee	England and Wales	100%
Inmarsat Trustee Company Limited	Corporate trustee	England and Wales	100%
Inmarsat Brasil Limitada	Legal representative of Inmarsat	Brazil	99.9%
Inmarsat Leasing Limited	Satellite leasing	England and Wales	100%
Inmarsat (IP) Company Limited	Intellectual property holding company	England and Wales	100%
Inmarsat Leasing (Two) Limited	Satellite leasing	England and Wales	100%
Inmarsat Services Limited	Employment company	England and Wales	100%
Inmarsat Launch Company Limited	Satellite launch company	Isle of Man	100%
Galileo Ventures Limited	Dormant	England and Wales	100%
Inmarsat Navigation Ventures Limited	Dormant	England and Wales	100%
Inmarsat B.V	Service provider	The Netherlands	100%
Inmarsat US Holdings Inc	Holding company	USA	100%
Inmarsat Hawaii Inc	Service provider	USA	100%
PT ISAT	Management and business consulting services	Indonesia	100%

Inmarsat US Holdings Inc. was incorporated on 19 July 2007 to be the holding company for the group subsidiaries in the US.

Inmarsat Hawaii Inc. was incorporated on 20 July 2007 to hold the assets for the Satellite Access Station in Hawaii.

The Registrants

Inmarsat Finance plc—Issuer

Inmarsat Finance plc is a finance company whose sole purpose was to issue the Senior Notes, and to loan the proceeds to Inmarsat Investments Limited pursuant to subordinated intercompany Senior Note proceeds loans.

Inmarsat Group Limited—Parent Guarantor

Inmarsat Group Limited is the parent holding company and does not conduct any business operations directly. Its only significant assets are the shares of Inmarsat Finance plc and of Inmarsat Investments Limited. Excluding its guarantee of the Notes, its only indebtedness is a subordinated intercompany shareholder funding loan of US$723.6m borrowed in connection with the Acquisition.

Inmarsat Investments Limited—Subsidiary Guarantor

Inmarsat Investments Limited is an intermediate holding company whose only assets are the shares in Inmarsat Ventures Limited. Inmarsat Investments Limited is the borrower of $550m under a Senior Facility Agreement and also is the borrower of the US$310.4m subordinated intercompany Senior Note proceeds loan from the Issuer.

Inmarsat Ventures Limited—Subsidiary Guarantor

Inmarsat Ventures Limited is an intermediate holding company. Its only significant assets are the shares of Inmarsat Limited, Inmarsat Leasing (Two) Limited and Inmarsat Launch Company Limited. It also holds shares in a number of other subsidiary companies. The International Maritime Satellite Organization holds one Inmarsat Ventures Limited special rights non-voting redeemable preference share of £1.00.

Inmarsat Global Limited—Subsidiary Guarantor

Inmarsat Global Limited is the Group’s principal operating company. Inmarsat Ventures Limited holds 100% of its shares.

Inmarsat Leasing (Two) Limited—Subsidiary Guarantor

In 2002, a wholly-owned subsidiary of Inmarsat Global Limited, Inmarsat Leasing Limited, transferred ownership of three of its satellites to a newly formed company, Inmarsat Leasing (Two) Limited, in connection with a financing transaction. Inmarsat Leasing (Two) Limited conducts no other operations apart from satellite leasing.

Inmarsat Launch Company Limited—Subsidiary Guarantor

Inmarsat Launch Company was formed on 4 December 2003 in the Isle of Man. Inmarsat Launch Company Limited (ILC) was assigned launch contracts related to the Inmarsat-4 satellites and is the beneficiary of the Inmarsat-4 launch insurance. ILC provides a fully managed launch service for the Inmarsat-4 satellites from intentional ignition to satellite separation. ILC has entered into an insurance contract to insure its exposure during its period of control. Any insurance proceeds received by ILC as beneficiary will be available to its customer (Inmarsat Global Limited).

PROPERTY, PLANT AND EQUIPMENT

Facilities

The table below sets out information on certain of our material facilities.

Facility	Principal Use	Owned/Leased	Area (ft2)	Lease expiration
99 City Road, London, United Kingdom	Head office	Leased	239,000	2029
Back-up facility, United Kingdom	Secondary satellite control and network control facilities and disaster recovery facilities	Leased	10,197	2009

We entered into a sale and leaseback contract for our London headquarters building on 30 November 2004. The contract provides for a 25 year operating lease by us of the building for an annual rental of approximately £6.0m. Rental costs were US$10.7m as at 31 December 2007 (2006: US$12.1m, 2005: US$8.0m).

Under the new contract we continue to rent out space in our leased headquarters building, including its conference facilities, to outside organizations. This generated revenues of US$4.3m in 2007 (2006: US$3.5m, 2005: US$2.8m).

For our land earth station sites in Fucino (Italy), Burum (the Netherlands) and Hawaii we incur costs for the operation of these facilities as part of service contracts that form part of network and services operations costs with Telespazio S.p.A, Stratos Global and Intelsat, respectively.

We believe that our current facilities are in good condition and adequate to meet the requirements of our present operations.

ITEM 4A. UNRESOLVED	STAFF COMMENTS

None

ITEM 5. OPERATING	AND FINANCIAL REVIEW AND PROSPECTS

The following is a discussion of the results of operations and financial condition of Inmarsat Group Limited. You should read the following discussion, together with the whole of this Annual Report, including the historical consolidated financial statements and the related Notes included elsewhere in this Annual Report. The historical consolidated financial information for the years ended 31 December 2007, 2006 and 2005 included herein have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union (“EU”) and IFRS as issued by the International Accounting Standards Board.

This section contains “forward-looking statements.” Those statements are subject to risks, uncertainties and other factors that could cause our future results of operations or cash flows to differ materially from the results of operations or cash flows expressed or implied in such forward-looking statements. Please see “Forward-Looking Statements”.

In this section, when we say “we”, “us”, “our” or other similar terms, it refers to Inmarsat Group Limited, and its subsidiaries, unless the context otherwise requires.

CRITICAL ACCOUNTING POLICIES

Our accounting policies are more fully described in Notes 2 and 4 to the consolidated financial statements of Inmarsat Group Limited. However, certain of our accounting policies are particularly important to the presentation of our results of operations and require the application of significant judgment by our management.

The preparation of the consolidated financial statements in conformity with IFRS requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the Balance Sheet dates and the reported amounts of revenue and expenses during the reported period.

Our management believes that the most critical accounting policies that involve management judgments and estimates are those related to revenue recognition, tangible and intangible assets, defined benefit pension plans and post-retirement healthcare benefits, deferred taxation and financial instruments and hedging activities.

Revenue recognition

Our revenues from mobile satellite communications services result from utilization charges that are recognized as revenue over the period in which the services are provided. Deferred income attributable to mobile satellite communications services or subscription fees represents the unearned balances remaining from amounts received from customers pursuant to prepaid contracts. Mobile satellite communications service lease revenues are recorded on a straight-line basis over the term of the lease concerned, which is typically between one and twelve months unless another systematic basis is deemed more appropriate.

The Group’s revenues are stated net of volume discounts which increase over the course of the financial year as specific volume thresholds are met by distribution partners resulting in wholesale lower prices. Revenue also includes income from services contracts, rental income, conference facilities and income from the sale of terminals and other communication equipment. Sales of terminals and other communication equipment are recognized when the risks and rewards of ownership are transferred to the purchaser.

Property, plant and equipment

Property, plant and equipment assets make up a significant portion of our total assets. We periodically review the carrying value of our property, plant and equipment and recognize an impairment if the recoverable amount (the higher of net realizable value and value in use) falls below its carrying value. Value in use is based upon our estimates of anticipated discounted future cash flows. While we believe that these estimates are reasonable, different assumptions regarding such cash flows could materially affect the carrying values.

Space segment assets comprise satellite construction, launch and other associated costs. Expenditure charged to space segment projects includes invoiced progress payments, amounts accrued appropriate to the stage of completion of contract milestone payments, external consultancy costs and direct internal costs. Internal costs, comprising primarily staff costs, are only capitalized when they are directly attributable to the construction of an asset. Progress payments are determined on milestones achieved to date together with agreed cost escalation indices. Deferred satellite payments represent the net present value of future payments dependent on the future performance of each satellite and are recognized in space segment assets when the satellite becomes operational. The associated liability is stated at its net present value and included within liabilities. These space segment assets are depreciated over the life of the satellites from the date they become operational and are placed into service.

Assets in course of construction relates to the remaining elements of the Inmarsat-4 F-3 satellite that is awaiting launch and other BGAN services that we continue to develop. These assets will be transferred to space segment assets and depreciated over the life of the satellites once they become operational and placed into service. No depreciation has been charged on these assets as of 31 December 2007.

Other fixed assets are stated at historical cost less accumulated depreciation.

Changes in asset lives can have a significant impact on our depreciation charge for a financial period. We regularly review the depreciable lives and change them as necessary to reflect our current view of their remaining lives in light of numerous assumptions and estimates, including with respect to technological change, prospective economic utilization and physical condition of the assets concerned.

Intangible assets

Intangible assets comprise goodwill, patents, trademarks, software terminal development costs, spectrum rights and intellectual property. The amortization period and the amortization method for intangible assets with a finite useful life are reviewed each financial year. On the acquisition of a company or business, fair values reflecting conditions at the date of acquisition are attributed to the identifiable separable assets and liabilities acquired. Where the fair value of the consideration paid exceeds the fair value of the identifiable separable assets and liabilities acquired, the difference is treated as purchased goodwill.

Assets that are subject to amortization are reviewed for impairment when events or changes in circumstances indicate that the carrying amount may not be fully recoverable. Assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment. The impairment review comprises a comparison of the carrying amount of the fixed asset or goodwill with its recoverable amount, which is the higher of fair value less costs to sell and value in use. Fair value less costs to sell is calculated by reference to the amount at which the asset could be disposed of. Value in use is calculated by discounting the expected future cash flows obtainable as a result of the asset’s continued use, including those resulting from its ultimate disposal, at a market-based discount rate on a pre-tax basis.

An impairment loss is recognized in the Income Statement whenever the carrying amount of an asset exceeds its recoverable amount. The carrying amount will only be increased where an impairment loss recognized in a previous period for an asset other than goodwill either no longer exists or has decreased, up to the amount that it would have been had the original impairment not occurred. Any impairment to goodwill recognized in a previous period will not be reversed.

For the purpose of conducting impairment reviews, cash generating units (“CGUs”) are identified as groups of assets, liabilities and associated goodwill that generate cash flows that are largely independent of other cash flow streams. The assets and liabilities include those directly involved in generating the cash flows and an appropriate proportion of corporate assets. For the purposes of impairment review space segment assets are treated as one cash generating unit. Goodwill is specifically allocated to CGUs and tested by comparing the carrying amount of the CGU with its value in use. The value in use calculation utilizes an estimate of the future cash flows expected to arise from the CGU and a suitable discount rate in order to calculate present value. In 2005 the impairment test was based on the recoverable amounts of CGUs, determined based on fair value less costs to sell.

Two CGUs have been identified—these are ‘Mobile Satellite Services’ and ‘Other’. It has been determined that goodwill that arose on the acquisition of Inmarsat Ventures Limited represented goodwill of the Mobile Satellite Services CGU only. Therefore, goodwill has been tested for impairment on the Mobile Satellite Services CGU only.

Goodwill was tested for impairment at 31 December 2007 and 2006; no evidence of impairment was found.

Significant management judgement is required to assess the carrying value of the intangible assets. An annual review for impairment based on discounted cash flows using reasonable and appropriate assumptions, consistent with internal forecasts and based on management’s best estimates and judgement is performed. If the carrying value of intangible assets exceeds that of the impairment review above we will record a charge for the impairment in the then current period. We will not record any increases in the intangible assets as a result of this review. Management has determined that no impairments were required in 2007, 2006 and 2005.

Fees and similar incremental costs incurred directly in making an acquisition, but excluding finance costs, are included in the cost of the relevant acquisition and are capitalized. Internal costs, and other expenses that we cannot attribute directly to an acquisition, are charged to the profit and loss account.

The Group capitalizes development costs associated with the development of user terminals. Costs are capitalized once a business case has been demonstrated as to technical feasibility and commercial viability. For

BGAN services terminal development costs are amortized using straight-line method over their estimated useful lives of 10 years. R-BGAN terminal development costs are being amortized over 5 years.

Defined benefit plans and post-retirement healthcare benefits

The Group recognizes liabilities relating to defined benefit pension plans and post-retirement healthcare benefits in respect of employees in the UK and overseas. The Group’s net obligations in respect of these commitments are calculated separately for each plan. The cost of these benefits and the present value of our pension liabilities depend on such factors as the life expectancy of the members, the salary progression of our current employees, the return that the pension fund assets will generate in the time before they are used to fund the pension payments and the discount rate at which the future pension payments are discounted. We use estimates for all these factors in determining the pension costs and liabilities incorporated in our financial statements. The assumptions reflect historical experience and our judgement regarding future expectations. The calculation is performed by a qualified actuary using the projected unit credit method.

Deferred taxes

Significant judgement is required in determining the provision for income taxes. Deferred tax assets and liabilities require management judgement in determining the amounts to be recognized. Assumptions made are regularly reviewed to ensure that they accurately and appropriately reflect current tax positions and are in line with latest UK tax authority interpretations. In particular, judgement is used when assessing the extent to which deferred tax assets should be recognized with consideration given to the timing and level of future taxable income.

Financial instruments and hedging activities

Financial assets and financial liabilities are recognized when the Group becomes a party to the contractual provisions of the relevant instrument and derecognized when it ceases to be a party to such provisions. Financial instruments are initially measured at fair value. Subsequent measurement depends on the designation of the instrument. Non-derivative financial assets are classified as either short-term deposits or cash and cash equivalents. They are stated at amortized cost using the effective-interest method, subject to reduction for allowances for estimated irrecoverable amounts. For interest-bearing assets, their carrying value includes accrued interest receivable. Cash and cash equivalents include cash in hand and bank time deposits, together with other short-term highly liquid investments. In the Cash Flow Statement, cash and cash equivalents are shown net of bank overdrafts, which are included as current borrowings in liabilities on the balance sheet. Non-derivative financial liabilities are all classified as other liabilities and stated at amortized cost using the effective interest method. For borrowings, their carrying value includes accrued interest payable, as well as unamortized issue costs.

The Group uses derivative financial instruments to hedge its exposure to foreign exchange and interest rate risks arising from operational and financing activities. In accordance with its treasury policy, the Group does not hold or issue derivative financial instruments for trading purposes. However, derivatives that do not qualify for hedge accounting under IAS 39 ‘Financial Instruments: Recognition and Measurement’ are accounted for as trading instruments. Derivatives are initially recognized and measured at fair value on the date a derivative contract is entered into and subsequently measured at fair value. The gain or loss on re-measurement is taken to the Income Statement except where the derivative is a designated cash flow hedging instrument.

In order to qualify for hedge accounting, the Group is required to document in advance the relationship between the item being hedged and the hedging instrument. The Group is also required to document the relationship between the hedged item and the hedging instrument and demonstrate that the hedge will be highly effective on an ongoing basis. This effectiveness testing is re-performed at each period end to ensure that the hedge remains highly effective.

Gains or losses on cash flow hedges that are regarded as highly effective are recognized in equity. Where the forecast transaction results in a financial asset or liability, gains or losses previously recognized in equity are reclassified to the Income Statement in the same period as the asset or liability impacts income. If the forecasted transaction or commitment results in future income or expenditure, gains or losses deferred in equity are transferred to the Income Statement in the same period as the underlying income or expenditure. The ineffective portions of the gain or loss on the hedging instrument are recognized immediately in the Income Statement.

Where a hedge no longer meets the effectiveness criteria, any gains or losses deferred in equity are only transferred to the Income Statement when the committed or forecasted transaction is recognized in the Income Statement. However, where the Group has applied cash flow hedge accounting for a forecasted or committed transaction that is no longer expected to occur, then the cumulative gain or loss that has been recorded in equity is transferred to the Income Statement. When a hedging instrument expires or is sold, any cumulative gain or loss existing in equity at that time remains in equity and is recognized when the forecast transaction is ultimately recognized in the Income Statement.

Recently issued accounting pronouncements

Certain new standards, amendments and interpretations to existing standards have been published that are mandatory for accounting periods beginning on or after 1 January 2008 or later periods but which the Group has chosen not to early adopt. The new standards which are expected to be relevant to the Group’s operations are as follows:

IAS 1 (as amended)—Presentation of Financial Statements—Capital Disclosures (effective for financial years beginning on or after 1 January 2009) provides revised rules for presentation of non-owner changes in equity. It also provides new titles for the main financial statements, for which use is optional. The Group has assessed the impact of this amendment and concluded that it will have no material impact of the financial statements of the group.

IAS 23 (revised)—Borrowing Costs (effective for financial years beginning on or after 1 January 2009) provides revised rules on the treatment of borrowing costs that relate to assets that take a substantial period of time to get ready for use or sale. The revised standard removes the option to immediately recognize such borrowing costs as an expense. The Group has assessed the impact of this revision and concluded that a change in accounting policy regarding interest and finance costs will be required as of 1 January 2009. The revision will have no impact on the current or previous financial statements of the Group.

IFRS 2 (as amended)—Share-based Payment (effective for financial years beginning on or after 1 January 2009) clarifies the definition of vesting conditions and the accounting treatment of cancellations by the counterparty to a share-based payment arrangement. The Group has assessed the impact of this amendment and concluded that it will have no material impact on the financial statements of the Group.

IFRS 8—Operating Segments (effective for financial years beginning on or after 1 January 2009) sets out requirements for disclosure of information about an entity’s operating segments, its products and services, the geographical areas in which it operates, and its major customers. IFRS 8 replaces IAS 14—Segment Reporting. The Group has assessed the impact of this standard and concluded that it will have no material impact on the financial statements of the Group.

IAS 27 (as amended)—Consolidated and Separate Financial Statements (effective for financial years beginning on or after 1 July 2009) provides revised rules for recognition and de-recognition of a subsidiary’s net assets, liabilities and non-controlling interest. The Group has assessed the impact of this amendment and concluded that it will have no material impact of the financial statements of the group.

IFRS 3 (revised)—Business Combinations (effective for financial years beginning on or after 1 July 2009) provides revised rules on recognition of a business combination. It also provides new rules for the treatment of acquisition related costs, contingent considerations, non-controlling interests and recording of goodwill in a business combination. The financial effect of IFRS 3 (revised) will be dependent upon the circumstances surrounding the future transactions to which they will apply, that are at present unknown.

IFRIC 11—IFRIC interpretation on group and treasury share transactions (effective for financial years beginning on or after 1 March 2007) addresses the application of IFRS 2 to share-based payment arrangements in certain circumstances. The Group has assessed the impact of the interpretation and concluded that we already comply.

IFRIC 12—Service concession arrangements (effective for financial years beginning on or after 1 January 2008) sets out general principles on recognizing and measuring the obligations and related rights in service concession arrangements. The Group has assessed the impact of this interpretation and concluded that it will have no material effect on the financial statements of the Group.

IFRIC 13—Customer Loyalty Programmes (effective for years beginning on or after 1 July 2008) provides guidance on measurement and recognition of award credits provided to customers as an incentive to purchase further goods and services. The Group has assessed the impact of this interpretation and concluded that it will have no material effect on the financial statements of the Group.

IFRIC 14—IAS 19—The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction (effective for financial years beginning on or after 1 January 2008) provides guidance on the implications of minimum funding requirements and the criteria under which reductions in future contributions should be regarded as available. The Group has assessed the impact of this interpretation and concluded that it will have no material effect on the financial statements of the Group.

OPERATING RESULTS

Operating Environment and Overview

We are a leading provider of global mobile satellite communication services. We have been designing, implementing and operating satellite networks for nearly 30 years. During the periods presented below, we generated more than 98% of our total revenues from mobile satellite voice and data services, including telephony, fax, video, email, and intranet, internet access and leasing services. End users of our mobile satellite services operate at sea, on land and in the air. In addition, we lease specialized navigation transponders, primarily for use in commercial aviation, for up to five years.

Other income includes revenue from launch support services for other satellite operators service contracts, rental income, conference facilities and income from the sale of R-BGAN and SPS terminals.

We report our results of operations in US dollars.

The following table sets out the components of our total revenues for each of the periods under review, and as a percentage of our total revenues from continuing operations.

	2007		2006		2005
	US$ in millions	%	US$ in millions	%	US$ in millions	%
Revenues:
Maritime sector:
voice services	102.6	18.4	100.9	20.2	102.0	20.8
data services	207.7	37.3	183.8	36.8	165.1	33.6

Total maritime sector	310.3	55.7	284.7	57.0	267.1	54.4
Land mobile sector:
voice services	14.8	2.6	19.2	3.8	23.6	4.8
data services	111.0	19.9	96.9	19.4	98.2	20.0

Total land mobile sector	125.8	22.5	116.1	23.2	121.8	24.8
Aeronautical	44.3	8.0	30.7	6.1	22.7	4.6
Leasing (incl. navigation)	66.2	11.9	60.3	12.0	60.9	12.4

Total mobile satellite communications services	546.6	98.1	491.8	98.3	472.5	96.2
Subsidiaries disposed of in 2005	—	—	—	—	11.9	2.4
Other income	10.6	1.9	8.3	1.7	6.7	1.4

Total revenues	557.2	100.0	500.1	100.0	491.1	100.0

	As at 31 December
	2007	2006	2005
Active Terminals(1)(2)
Maritime	147,347	139,517	122,630
Land	77,200	80,848	76,942
Aeronautical	8,883	7,675	6,840

Total	233,430	228,040	206,412

(1)	Active terminals are the number of subscribers (R-BGAN, BGAN and SPS) or terminals that have been used to access commercial services (except ACeS handheld terminals) at any time during the preceding twelve-month period and registered as at 31 December. Active ACeS handheld terminals are the average number of terminals active on a daily basis during the period.

(2)	Active terminals as at 31 December 2007 include 9,298 ACeS handheld terminals and 15,817 BGAN subscribers (as at 31 December 2006: 9,922 and 7,119, respectively).

Results of Operations

The table below sets out our results of operations and as a percentage of total revenues for the periods under review.

	2007		2006		2005
	US$ in millions	%	US$ in millions	%	US$ in millions	%
Mobile satellite communications services	546.6	98.1	491.8	98.3	472.5	96.2
Subsidiaries disposed of in 2005	—	—	—	—	11.9	2.4
Other income	10.6	1.9	8.3	1.7	6.7	1.4

Total Revenues	557.2	100.0	500.1	100.0	491.1	100.0
Employee benefit costs	(93.7)	(16.8)	(92.2)	(18.4)	(96.5)	(19.6)
Network and satellite operations costs	(33.8)	(6.1)	(31.1)	(6.2)	(38.8)	(7.9)
Other operating costs	(64.7)	(11.6)	(57.1)	(11.4)	(63.6)	(12.9)
Work performed by the Group and capitalized	18.5	3.3	12.0	2.4	25.2	5.0
Loss on termination of subsidiary undertakings	—	—	—	—	(1.1)	(0.2)

EBITDA	383.5	68.8	331.7	66.2	316.3	64.4
Depreciation and amortization	(174.2)	(31.2)	(156.8)	(31.2)	(106.5)	(21.7)

Operating profit	209.3	37.6	174.9	35.0	209.8	42.7
Net interest payable	(81.4)	(14.6)	(84.7)	(16.9)	(156.6)	(31.9)

Profit before income tax	127.9	23.0	90.2	18.1	53.2	19.4
Income tax (expense)/credit	(29.0)	(5.2)	37.8	7.5	(18.3)	(3.7)

Profit for the year	98.9	17.8	128.0	25.6	34.9	7.1

Results and Operations for the Year ended 31 December 2007 and 31 December 2006

Revenues

Revenues for 2007 were US$557.2m, an increase of US$57.1m, or 11.4%, compared with 2006.

During 2007, revenues from mobile satellite communications services were US$546.6m, an increase of US$54.8m, or 11.2%, compared with 2006. Growth has been strong as a result of continued success in services such as Fleet and Swift 64 and the launch of BGAN in December 2005 and contribution from handheld services since September 2006. This growth was partly offset by a decline in high-speed data traffic following a reduction in traffic in the Middle East, competition from other technologies and the migration of GAN and R-BGAN users to our BGAN service. In addition, revenues for 2007 reflect the full year effect of the increased volume discounts arising from the merger of Stratos and Xantic, which was completed on 14 February 2006 and the increase in volume discounts as a result Vizada Satellite Communications’ consolidation with the former Telenor Satellite Services business which was completed in September 2007. The maritime, land mobile, aeronautical and leasing sectors accounted for 57%, 23%, 8% and 12% of total revenues from mobile satellite communication services respectively during 2007.

Maritime Sector.    During 2007, revenues from the maritime sector were US$310.3m, an increase of US$25.6m, or 9.0%, compared with 2006. This reflects an increase in both data and voice revenue. Revenues from data services in the maritime sector during 2007 were US$207.7m, an increase of US$23.9m, or 13.0%, compared with 2006. The increase in revenues from data services primarily reflects greater demand, as a result of the take-up and utilization of our Fleet services in the new-build market. Revenues from voice services in the maritime sector during 2007 were US$102.6m, an increase of US$1.7m, or 1.7%, compared with 2006, reflecting increasing signs of stabilization in this sector. Historically our voice revenues for maritime services have been affected in some cases by competition and by the migration of users from our higher-priced analogue service to our lower-priced digital services. This stabilization in voice has benefited from continued growth in our Fleet services and a full year of revenues from our ACeS collaboration, which began in September 2006 and the introduction of our SPS service in July 2007. As discussed earlier, with effect from 31 December 2007 we have ceased our Inmarsat A analogue service following a five-year notice period to end-users. During 2007 the Inmarsat A service generated US$3.9m in revenue, however by December it was not generating any material level of revenue, with the vast majority of users having migrated to newer Inmarsat services such as Fleet.

Land Mobile Sector.    In 2007, revenues from the land mobile sector were US$125.8m, an increase of US$9.7m, or 8.4%, compared with 2006. Revenues from data services in the land mobile sector during 2007 were US$111.0m, an increase of US$14.1m, or 14.6%, compared with 2006. The increase is a result of continued strong growth in BGAN offset in part by the decline in high-speed data traffic following a reduction in traffic in the Middle East, competition from VSAT and the migration of GAN and R-BGAN users to our BGAN service. Although we expect the migration to BGAN to have a larger impact in the future, we do not expect migration to adversely impact overall land data revenues. Revenues from voice services in the land mobile sector during 2007 were US$14.8m, a decrease of US$4.4m, or 22.9%, compared with 2006. This is as we had expected and continues the trend seen over the last few years of declining voice traffic volumes resulting from competition, principally for our Mini M and large antenna Mini M services, from other MSS operators. This was partially offset by the growth in BGAN voice and our own handheld voice product, IsatPhone, over the initial Inmarsat-4 coverage area with global SPS coverage expected in 2009. We believe that SPS will enhance our land voice offering and enable us to continue to win customers in the handheld voice market and gain market share, particularly as competitive platforms come to the end of their lives.

Revenues, including voice, data and subscription, from BGAN services during 2007 were US$36.6m, an increase of US$27.1m, or 285%, compared with 2006. As at 31 December 2007, there were 15,817 (2006: 7,119) active BGAN subscribers, an increase of 122% compared with 31 December 2006. BGAN growth has been driven by new customers, the use of new applications by existing customers and, during the later part of 2007, the migration of GAN and R-BGAN users to our BGAN service.

Aeronautical Sector.    During 2007, revenues from the aeronautical sector were US$44.3m, an increase of US$13.6m, or 44.3%, compared with 2006. The increase continues to be attributed primarily to increased demand for our Swift 64 high-speed data service, which targets the government aircraft and business jet markets as well as being used by commercial airlines.

Leasing.    During 2007, revenues from leasing were US$66.2m, an increase of US$5.9m, or 9.8%, compared with 2006. The increase relates primarily to new navigation contracts and a full year of revenues for our Swift 64 lease.

Other income.    Other income for 2007 was US$10.6m, an increase of US$2.3m or 27.7%, compared with 2006. The increase in other income relates to additional in-orbit support services provided to other satellite operators. As well as the provision of in-orbit services to other operators, other income consists primarily of income from the provision of conference facilities, renting surplus office space and revenue from sales of R-BGAN and SPS end-user terminals.

Net operating costs

Net operating costs excluding depreciation and amortization during 2007 were US$173.7m, an increase of US$5.3m or 3.1% compared with 2006. The increase reflects higher employee benefit costs, network and satellite operations costs and other operating costs offset by higher capitalized costs.

Employee benefit costs

Employee benefit costs during 2007 were US$93.7m, an increase of US$8.3m, or 9.7% compared with 2006 (excluding restructuring costs of US$6.8m in 2006). The increase is a result of additional headcount in both London and Batam (our operation in Indonesia), higher staff bonuses, additional non-recurring costs incurred as a result of changes made to our existing healthcare and home leave employee benefit schemes, the impact of annual salary increases and an adverse movement in the Group’s hedged rate of exchange for Pounds Sterling, which has increased from US$1.77/£1.00 in 2006 to US$1.81/£1.00 in 2007 (the majority of staff costs are in Sterling and we report the Group’s results in US dollars). Total full-time equivalent headcount at 31 December 2007 was 462 compared to 436 as at 31 December 2006.

Network and satellite operations costs

Network and satellite operations costs during 2007 were US$33.8m, an increase of US$2.7m or 8.7%. The increase is primarily due to the inclusion of a full year of in-orbit insurance costs for the Inmarsat-4 F2 satellite in 2007 which commenced on expiry of the launch insurance policy, on 8 November 2006. The remainder of the increase relates to new maintenance contracts, in respect of network infrastructure, that commenced in 2007.

Other operating costs

During 2007, other operating costs were US$64.7m, an increase of US$7.6m, or 13.3%, compared with 2006. The increase primarily relates to the direct cost of sales of SPS terminals sold during the period and foreign exchange losses of US$2.9 million (2006: gain of US$1.6 million). Additionally, website development costs and an amount of irrecoverable VAT were incurred. Offsetting the increases in part, were lower office rental costs in 2007 due to an amendment made to the accounting treatment on rental payments for our head office in 2006 and lower professional fees in 2007 following the settlement of an outstanding arbitration proceeding in 2006.

Work performed by the Group and capitalized

During 2007, own work capitalized was US$18.5m, an increase of US$6.5m, or 54.2%. Own work capitalized reflects the shift of work from our BGAN and Inmarsat-4 programme, now that it is largely operational, to work on the rollout of our SPS service and our new services that were introduced in late 2007 such as FleetBroadband and SwiftBroadband.

EBITDA

As a result of the factors discussed previously, EBITDA for 2007 was US$383.5m, an increase of US$51.8m, or 15.6%, compared with 2006 EBITDA. EBITDA margin increased to 68.8% for 2007 compared with 66.3% for 2006. This reflects an increase in revenue offset in part by a smaller increase in net operating costs.

Depreciation and amortization

During 2007, depreciation and amortization was US$174.2m, an increase of US$17.4m, or 11.1%, compared with 2006. The increase relates to both accelerated depreciation costs following the cancellation of the Atlas launch vehicle option we had in place for the launch of our third Inmarsat-4 satellite and higher depreciation charges following the commencement of depreciation on certain elements of the Inmarsat-4 ground network that became commercially operational during 2006.

Operating profit

As a result of the factors discussed above, operating profit during 2007 was US$209.3m, an increase of US$34.4m, or 19.7%, compared with 2006.

Net interest payable

Net interest payable for 2007 was US$81.4m, a decrease of US$3.3m compared with 2006.

Interest payable for 2007 was US$86.6m, a decrease of US$6.3m, or 6.8% compared with 2006 with a decrease in finance costs associated with our pension and post-retirement liabilities, offset in part by the increase in interest on the subordinated parent company loan.

Interest receivable for 2007 was US$5.2m, a decrease of US$3.0m, or 36.6% compared with 2006. The decrease relates to the absence of any comparable realized gain in 2007 (2006: US$2.8m) on an interest rate swap which expired at the end of 2006 and lower cash balances in 2007.

Profit before tax

For 2007, profit before tax was US$127.9m, an increase of US$37.7m compared with 2006, as a result of higher operating profits and interest costs largely unchanged year over year.

Income tax expense

In 2007 the Group recorded a tax charge of US$29.0m, compared with a tax credit of US$37.8m in 2006. In December 2006, an intragroup lease receivable asset was disposed of and subsequently terminated resulting in the net release of a deferred tax provision of US$58.1m, which offset our tax liability for 2006.

In 2007, the UK Government reduced the future corporation tax rate from 30% to 28% and this resulted in a deferred tax credit of US$11.6m. Excluding this adjustment, the tax charge for 2007 would have been US$40.6m, resulting in an effective tax rate of 31.7%.

Profit for the year

As a result of the factors discussed above, profit for the year 2007 was US$98.9m, a decrease of US$29.1m, or 22.7%, compared with 2006.

Results and Operations for the Year ended 31 December 2006 and 31 December 2005

Revenues

Revenues for 2006 were US$500.1m, an increase of US$9.0m, or 1.8%, compared with 2005. Revenues excluding subsidiaries disposed of increased by 4.4%, from US$479.2m to US$500.1m.

During 2006, revenues from mobile satellite communications services were US$491.8m, an increase of US$19.3m, or 4.1%, compared with 2005. Growth was strong as a result of continued success in services such as

Fleet and Swift 64 and the launch of BGAN in December 2005 and contribution from handheld services since September 2006. This growth has been partly offset by lower demand for our services in the Middle East and competition from other technologies. The maritime, land mobile, aeronautical and leasing sectors accounted for 57.9%, 23.6%, 6.2% and 12.3% of total revenues from mobile satellite communication services respectively during 2006. Revenues for 2006 reflect the increased volume discounts arising from the merger of Stratos and Xantic which was completed on 14 February 2006. Revenues for 2005 included the effect of relief work arising out of the Asian tsunami of 26 December 2004, Hurricane Katrina in the US and the Pakistan earthquake of October 2005. We do not consider that our revenues in 2006 have benefited from any ‘one-off’ or event-type revenues.

Maritime Sector.    During 2006, revenues from the maritime sector were US$284.7m, an increase of US$17.6m, or 6.6%, compared with 2005. This principally reflects an increase in data revenue with a decrease in voice. Revenues from data services in the maritime sector during 2006 were US$183.8m, an increase of US$18.7m, or 11.3%, compared with 2005. The increase in revenues from data services, is a result of the take-up and utilization of our Fleet services in the new-build market, replacement of Inmarsat-A terminals and increased data usage over our smaller terminals with lower-speed capabilities, such as Inmarsat F33 and Mini M. Revenues from voice services in the maritime sector during 2006 were US$100.9m, a decrease of only US$1.1m, or 1.1%, compared with 2005, reflecting increasing signs of stabilization in this sector. Historically our voice revenues for maritime services have been affected in some cases by competition and by the migration of users from our higher-priced analogue service to our lower priced digital services although the remaining levels of analogue users on our network are now at much lower levels. This stabilization in voice has benefited from growth in both our newer Fleet service and various promotions for Mini M, which we have initiated to promote greater use of our services by ships’ crews and to respond to increased competition.

Land Mobile Sector.    In 2006, revenues from the land sector were US$116.1m, a decrease of US$5.7m, or 4.7%, compared with 2005. Revenues from data services in the land sector during 2006 were US$96.9m, a decrease of US$1.3m, or 1.3%, compared with 2005. The decrease is a result of the decline in high-speed data traffic following a reduction in traffic in the Middle East and competition from VSAT and other terrestrial communications systems. This has been offset in part by the launch of BGAN and increased demand for R-BGAN with both services contributing strongly in the second half. Revenues from voice services in the land sector during 2006 were US$19.2m, a decrease of US$4.4m, or 18.6%, compared with 2005. This continues the trend seen over the last few years of declining traffic volumes resulting from competition, principally for our Mini M and large antenna Mini M services, from operators of handheld satellite telephones who offer lower-priced voice services. Revenues from BGAN services during 2006 were US$9.5m. As at 31 December 2006 there were 7,119 active BGAN subscribers.

Aeronautical Sector.    During 2006, revenues from the aeronautical sector were US$30.7m, an increase of US$8.0m, or 35.2%, compared with 2005. The increase continues to be attributed primarily to increased demand for our Swift 64 high-speed data service.

Leasing.    During 2006, revenues from leasing were US$60.3m, a decrease of US$0.6m, or 1.0%, compared with 2005. The decrease relates primarily to the first half of the year where a number of short-term leases were not renewed with a strong improvement in the second half due to the signing of a significant Swift 64 lease. Leasing growth in the land and aeronautical sectors has been offset by a decline in the maritime sector.

Subsidiaries disposed of in 2005:    Subsidiary revenues in 2005 represent revenues from former subsidiary operations Invsat Limited and Rydex Corporation Limited. Both these operations were disposed of during 2005.

Other income:    Other income for 2006 was US$8.3m, an increase of US$1.6m or 23.9%, compared with 2005. Other income consists primarily of income from the provision of conference facilities, renting surplus office space, fees for in-orbit support services and revenue from sales of terminals.

Net operating costs

Net operating costs during 2006 were US$168.4m, a decrease of US$5.3m or 3.1% compared to 2005, reflecting lower employee benefit costs, network and satellite operations and other operating costs, offset by the US$6.8m restructuring costs and a reduced amount of own work capitalised.

Employee benefit costs

Employee benefit costs (including restructuring costs of US$6.8m) during 2006 were US$92.2m, a decrease of US$4.3m, or 4.5% compared with 2005. The previous year’s costs amounts included US$4.5m in relation to subsidiaries disposed of during that year. The average headcount (excluding staff employed in Indonesia as a result of the ACeS collaboration agreement) decreased to 389 in 2006 from 404 in 2005 (excluding subsidiaries disposed of), principally due to the restructuring plan. In 2006 the Group recognised US$5.2m of share option costs (2005: US$6.5m) relating principally to the all staff option scheme implemented in November 2004. The options under the all staff scheme vested over a period of approximately 18 months from July 2005 to December 2006.

Network and satellite operations costs

Network and satellite operations costs during 2006 were US$31.1m compared to US$38.8m during 2005, a reduction of US$7.7m or 19.8%. Included in this category in 2005 is US$11.7m for leasing satellite capacity for the R-BGAN service. This service was moved on to the Inmarsat-4 F1 satellite after launch in 2005 and therefore there were no equivalent costs in 2006. This reduction was offset in part by an increase in the costs of in-orbit insurance with two Inmarsat-4 satellites having been in service for the whole year, and by an increase in warranty and other maintenance costs on our Inmarsat-4 ground infrastructure that were not incurred to the same extent in 2005.

Other operating costs

During 2006, other operating costs were US$57.1m, a decrease of US$6.5m, or 10.2%, compared with 2005. This primarily reflects the absence of subsidiary operating costs which amounted to US$7.8m in 2005. Other operating costs incurred as a result of the ACeS collaboration agreement from September 2006 are not significant. Costs in 2006 have increased by US$4.7m as a result of amending the accounting treatment for rental payments on our head office building to record costs on a straight-line basis. Of this, US$2.1m, although recognised in 2006, relates to 2005 and is therefore non-recurring. In 2005 we incurred US$3.0m of non-recurring costs working on a venture in Korea with a potential new distribution partner. There were no equivalent costs in 2006.

Work performed by the Group and capitalized

During 2006, own work capitalized was US$12.0m, a decrease of US$13.2m, or 52.4%. This reflects the completion and bringing into service of major elements of the Inmarsat-4 ground infrastructure, though substantial work is still being carried out on planned new service expansions.

Impact of disposal of subsidiaries

On 2 September 2005 the Group sold Invsat Limited, a 100% owned subsidiary, to Nessco Limited. On 17 October 2005 the Group disposed of the assets and business of Rydex Corporation Limited, a 100% owned subsidiary, to Seawave LLC. The gross cash proceeds of the two disposals was US$10.4m and resulted in a loss on disposal of US$1.1m.

EBITDA

As a result of the factors discussed above, EBITDA for 2006 was US$331.7m, an increase of US$15.4m, or 4.9%, compared with 2005 EBITDA. EBITDA margin has increased to 66.3% for 2006 compared to 64.4% for 2005. This reflects an increase in revenue against a reduction in net operating costs.

Depreciation and amortization

During 2006, depreciation and amortization was US$156.8m, an increase of US$50.3m, or 47.2%, compared with 2005. This increase is a result of the depreciation for a full year of the Inmarsat-4 F1 satellite and related ground infrastructure (2005: seven months) and of the Inmarsat-4 F2 satellite and related ground infrastructure (2005: nil). This is partially offset by the prospective extension, from 1 October 2005, of the useful lives of these two satellites from 13 years to 15 years to better reflect the design life of the spacecraft, the better than expected performance of the launch vehicles and the adoption of a near optimal mission strategy which are expected to extend the orbital lives of these satellites.

Operating profit

As a result of the factors discussed above, operating profit during 2006 was US$174.9m, a decrease of US$34.9m, or 16.6%, compared with 2005.

Net interest payable

Net interest payable for 2006 was US$84.7m, a decrease of US$71.9m compared with 2005.

Interest payable for 2006 was US$92.9m, a decrease of US$74.3m compared with 2005. Following the listing of Inmarsat plc’s shares on the London Stock Exchange in June 2005, the Group restructured its debt facilities and, as a result, interest costs have been reduced substantially compared to the costs incurred in the first half of that year. See “Liquidity and capital resources”.

Interest receivable for 2006 was US$8.2m, a decrease of US$2.4m compared with 2005. The decrease principally relates to a one time realised gain of US$3.4m in 2005 related to the amendment of an interest rate swap on the previous Senior Credit Facility.

Profit before tax

For 2006, profit before tax was US$90.2m, an increase of US$37.0m compared with 2005, with lower operating profits offset by lower net interest costs following the favourable restructuring of our debt portfolio.

Income tax expense

In 2006 the Group recorded a tax credit of US$37.8m, compared to a tax charge of US$18.3m in 2005. In December 2006 an intra-group lease receivable asset was disposed of and subsequently terminated resulting in the release of a deferred tax provision of US$58.1m, which offset our tax liability for 2006.

Profit for the year

As a result of the factors discussed above, profit for the year 2006 was US$128.0m, an increase of US$93.1m, compared with 2005.

LIQUIDITY AND CAPITAL RESOURCES

The following table sets out our historical cash flows for each of the years presented.

	As at 31 December
	2007	2006	2005
	(US$ in millions)
Net cash from operating activities	377.0	330.7	336.9
Net cash used in investing activities	(230.4)	(132.4)	(67.6)
Net cash used in financing activities	(154.4)	(193.0)	(459.9)
Foreign exchange adjustment	(0.3)	(0.2)	(0.6)

Net (decrease)/increase in cash and cash equivalents during the year	(8.1)	5.1	(191.2)

Net cash generated from operating activities during 2007 was US$377.0m compared to US$330.7m during 2006. The increase relates to movements in working capital and increased EBITDA. Net cash from operating activities during 2006 was US$330.7m compared to US$336.9m during 2005. The decrease relates to a reduction in interest income of US$7.8m and movements in working capital partially offset by increased EBITDA.

Net cash used in investing activities during 2007 was US$230.4m compared with US$132.4m for 2006. The increase in cash outflows reflects capital expenditure for the continued construction of our Inmarsat-4 ground infrastructure, prepaid launch costs associated with our Inmarsat-4 F3 satellite, costs incurred on the construction of our third satellite access station in Hawaii, the payment of outstanding contractual milestones relating to the construction of our Inmarsat-4 satellites, investment in other new BGAN services such as FleetBroadband and SwiftBroadband and our new SPS network. Net cash used in investing activities during 2006 was US$132.4m compared with US$67.6m for 2005. During 2006 the Group had no outflows from the maturing of short-term deposits compared to US$151.7 for 2005. In addition in 2005 the Group received net proceeds of US$9.4m for the sale of Invsat Limited and Rydex Corporation Limited. During 2006 the Group incurred continued capital expenditure for the construction of our Inmarsat-4 satellites and associated ground infrastructure of US$114.4m. Included in investing activities during 2006 was an initial payment of US$4.0m on completion of the ACeS collaboration arrangements.

Net cash from financing activities during 2007 was US$154.4m compared with US$193.0m during 2006. During 2007, the Group drew down US$70.0m on its revolving credit facility. Offsetting this inflow was the Group’s purchase of US$38.0m principal of its Senior Notes (2006: US$43.6m), payment of US$39.6m interest on the Senior Notes and Facilities (2006: US$36.4m) and the payment of US$135.3m in dividends (2006: US$101.4m). Net cash used in financing activities during 2006 was US$193.0m compared to US$459.9m for 2005. During 2006, the Group purchased US$43.6m principal of its Senior Notes, paying a premium of US$1.2m (2005: US$10.0m, paying a premium of US$0.3m) and paid US$36.4m interest on Senior Notes and Facilities, a reduction of US$40.5m as a result of lower levels of debt following the listing and related transactions which took place in June 2005. The Group paid dividends of US$101.4m in 2006 compared to US$24.7m in 2005. On

22 June 2005 the Company issued share capital to Inmarsat Holdings Limited for US$312.0m in proceeds. A combination of these proceeds, surplus cash and the Senior Credit Facility (as described above) were utilized to repay borrowings. A principal repayment of the Previous Senior Credit Facility was also made during 2005 in the amount of US$9.5m. In July 2005 the Group spent US$167.1m to redeem 35% of the Senior Notes, and in December 2005 purchased US$10.0m of these Notes.

The Group continually evaluates sources of capital and may repurchase, refinance, exchange or retire current or future borrowings and/or debt securities from time to time in private or open-market transactions, or by any other means permitted by the terms and conditions of borrowing facilities and debt securities.

Debt

Our third-party indebtedness at 31 December 2007 was US$560.4m. This primarily comprised the term loan under our Senior Facility Agreement in an aggregate principal amount of US$250.0m and US$310.4m principal amount of indebtedness under the Senior Notes (gross of US$91.6m purchased Senior Notes). In addition, we have a further US$300.0m Revolving Committed Facility available which was drawn by US$70.0m as at 31 December 2007 under the Senior Facility Agreement. The borrowings of the Group are mostly at fixed rates. The Senior Notes, which mature in 2012, are at a fixed rate.

The borrower under the Senior Facility Agreement is Inmarsat Investments Limited. Inmarsat Investments Limited’s obligations under the Senior Facility Agreement are guaranteed by Inmarsat Group Limited, Inmarsat Ventures Limited, Inmarsat Global Limited, Inmarsat Leasing Limited, Inmarsat Leasing (Two) Limited, Inmarsat Launch Company Limited, Inmarsat Services Limited and Inmarsat (IP) Company Limited. The borrower’s obligations under the Senior Facility Agreement are secured by a pledge over the shares of Inmarsat Ventures Limited.

Under the Senior Facility Agreement as discussed above the term loan and drawings under the Revolving Committed Facility were priced at a margin above LIBOR, which is payable quarterly, and set by reference to a leverage grid. The US$300.0m Revolving Committed Facility was US$70.0m drawn as at 31 December 2007 (undrawn as at 31 December 2006).

The Revolving Committed Facility is available (subject to satisfaction of drawing conditions) until the earliest of the date on which the term loan is repaid in full or cancelled and 24 May 2010. Each advance under the Revolving Committed Facility must be repaid on the last day of each interest period with respect to the advance and amounts repaid may be redrawn (subject to satisfaction of certain conditions).

Under the Senior Facility Agreement, we have agreed to maintain specified ratios of EBITDA to total net interest payable, total net debt to EBITDA and senior net debt to EBITDA.

The Senior Facility Agreement contains customary events of default.

The Senior Facility Agreement contains customary covenants, including restrictions on the ability of Inmarsat Investments Limited to make payments on the subordinated intercompany note proceeds loans. Under the Senior Facility Agreement and the intercreditor agreement, Inmarsat Investments Limited may pay interest (but not principal), fees, expenses or other amounts (including reasonable legal fees and taxes) on the subordinated intercompany note proceeds loans; however, these payments will be suspended for specified periods during an event of default under the Senior Facility Agreement.

Future drawings under the Senior Facility Agreement will be available only if, among other things, we meet the financial covenants in the Senior Facility Agreement. Our ability to meet those covenants will depend on our results of operations, which may be affected by factors outside of our control. See “Risk Factors—We require a significant amount of cash to make payments on the notes and to service our debt. Our ability to generate sufficient cash depends on a number of factors, many of which are beyond our control”.

In 2004, Inmarsat Finance plc issued US$477.5m aggregate principal amount of 7 5/8% Senior Notes due 2012. The Senior Notes are guaranteed on a senior basis by Inmarsat Group Limited, the parent company of Inmarsat Finance plc, and on a senior subordinated basis by Inmarsat Investments Limited, Inmarsat Ventures Limited, Inmarsat Leasing Limited, Inmarsat Leasing (Two) Limited and Inmarsat Launch Company Limited. The proceeds from the offering of Senior Notes were loaned by Inmarsat Finance plc to Inmarsat Investments Limited pursuant to separate subordinated intercompany note proceed loans which provide that interest will accrue at a rate sufficient to fund interest on the Senior Notes (including default interest) and, if applicable, additional amounts. In July 2005 the Group redeemed 35% of its Senior Notes, reducing the notes outstanding from US$477.5m to US$310.4m. During 2007 Inmarsat Investments Limited purchased US$38.0m of our Senior Notes paying a premium of US$1.3m (2006: US$43.6m paying a premium of US$1.2m).

Interest on the Senior Notes is payable semi-annually on 28 February and 31 August of each year. The Senior Notes are redeemable, at the option of Inmarsat Finance plc, in whole or in part, at any time on or after 1 March 2008 at 103.813% of their principal amount, plus accrued interest, declining to 100% of their principal amount, plus accrued interest, on or after 1 March 2011.

The indenture governing the Senior Notes contains customary covenants, limitations and requirements. In particular, covenants limit the ability of Inmarsat Group Limited to make payments to Inmarsat Holdings Limited to an amount equal to 50% of the net income of Inmarsat Group Limited (including 100% of any net loss) from 1 April 2004. The indenture also requires Inmarsat Finance plc to commence and consummate an offer to purchase the Senior Notes for 101% of their aggregate principal amount, together with any additional amounts and any accrued and unpaid interest owed on the Senior Notes to the date of purchase, upon events constituting or which may constitute a change of control of Inmarsat plc, our ultimate parent company.

The indenture also provides for events of default, which, if any of them were to occur, would permit or require the principal of, premium, if any, interest and other monetary obligations on the Senior Notes to be declared to be immediately due and payable.

The effective interest rates at the balance sheet dates were as follows:

	As at 31 December
Effective interest rate %	2007	2006	2005
Bank overdrafts	5.9	7.3	5.0
Senior Notes	7.625	7.625	7.625
Senior Credit Facility	5.69	6.06	4.62

The Group had net borrowings at 31 December 2007 of US$560.4m primarily comprising drawings on the Senior Credit Facility of US$250.0m, Revolving Credit Facility of US$70.0m, Senior Notes of US$218.8m (net of US$91.6m Senior Notes held by the Group, being 30% of the aggregate principal amount outstanding) and deferred satellite payments of US$52.4m, net of cash and cash equivalents of US$31.3m.

CAPITAL EXPENDITURES

We have incurred significant capital expenditures to fund the construction of our Inmarsat-4 satellites including the launch and insurance of the Inmarsat-4 F1 and F2 satellites and more recently some launch costs for the F3 satellite, and the development, marketing and distribution of our BGAN services. We anticipate incurring further capital expenditures to maintain our existing network assets and premises in the normal course of business. As at 31 December 2007, we had incurred approximately US$1.4 billion in connection with constructing the three Inmarsat-4 satellites, launch and insurance costs (including approximately US$70.0m of launch costs for the launch of our third Inmarsat-4 satellite), building ground-based transmission facilities and systems at Fucino, Italy, Burum, the Netherlands and Hawaii and developing our BGAN services.

The following table summarizes our capital expenditure (on an accruals basis) for the periods set out below.

	2007	2006	2005
	(US$ in millions)
Total capital expenditure	190.6	82.8	305.0

The three Inmarsat-4 satellites are now complete, with two successfully launched in 2005 and the third awaiting launch as early as practicable in 2008. We expect our cash capital expenditure in 2008 will be in a range of US$210.0m to US$230.0m (excluding deferred satellite payments and capitalized operating costs). Our 2008 capital expenditure forecast reflects incremental launch costs for an accelerated launch of our third Inmarsat-4 satellite, the start of manufacturing costs for the Alphasat project, and spend related to the addition of further redundancy at our new satellite access station in Hawaii. Furthermore, we have committed to certain additional costs in relation to the network and the modernization of equipment for our Satellite Phone Services.

In November 2007, we announced that agreements had been signed with the European Space Agency (“ESA”) for Inmarsat to become the commercial operator for the Alphasat project for the development and launch of a new satellite. Alphasat is an ESA initiative for the development of Alphabus, a new satellite platform capable of carrying a large communications payload. Through the Alphasat project, we will build and launch an advanced L-band satellite which will supplement the existing Inmarsat-4 satellite constellation and offer the opportunity for new and advanced services with access to a new allocation of L-band spectrum. Astrium Satellites, a subsidiary of the European Aeronautic Defence and Space Agency (“EADS”) has been contracted to build the satellite. We expect our investment for the satellite in orbit (excluding insurance) to be in the region of €260.0m (net of the funding provided by ESA) with the launch expected to occur in late 2012 or 2013.

As a result of the Group’s collobaration with ACeS (provider of low-cost handheld and fixed voice services) to enable expanded handheld coverage using the existing Inmarsat-4 satellites, the Group has begun a process of network infrastructure upgrades and an accelerated modernization of the existing handheld satellite phone. In connection with the network infrastructure upgrades, the Group has placed a contract with Lockheed Martin for US$54.9m for delivery in 2008. In connection with the handheld satellite phone terminal development, the Group placed a contract with EMS Technologies Canada Limited for US$26.0m for delivery in 2009.

We estimate that our capital expenditure not related to new satellite programmes, which we refer to as maintenance capital expenditure, will be in the range of US$15.0m to US$25.0m per year over the next ten years. In addition, we may choose to incur additional capital expenditure in any year to fund revenue-enhancing projects.

CONTRACTUAL OBLIGATIONS

The following table summarizes contractual obligations, commercial commitments and principal payments under our debt instruments that we would have been obliged to make as of 31 December 2007.

	Actual Payments due by period
	Total	Less than 1 year	1-3 years	3-5 Years	More than 5 years
	(US$ in millions)
Long-term debt obligations(1)(2)	1,290.3	0.2	250.4	310.7	729.0
Short-term debt obligations	70.1	70.1	—	—	—
Capital commitments relating primarily to Inmarsat-4 programme(3)	482.2	162.3	119.1	152.2	48.6
Deferred satellite payments	52.4	12.1	17.9	10.9	11.5
Operating leases
Land and buildings(4)	198.4	10.3	20.4	21.8	145.9
Other(5)	39.3	21.4	14.0	3.5	0.4
Other (non-cancellable agreements)(6)	1.5	1.5	—	—	—

Total contractual obligations	2,134.2	277.9	421.8	499.1	935.4

(1)	Long-term debt obligations are gross of Senior Notes purchased by Inmarsat Investments Limited in the amount of US$91.6m.

(2)	Excludes interest obligations on Senior Notes, Senior Discount Notes and Senior Credit Facility of US$80.0m due less than 1 year; US$158.4m due 1-3 years; and US$123.0m due 3-5 years.

(3)	Over the course of our Inmarsat-4 satellite construction contract, we or the manufacturer may suggest or require changes as a consequence of milestone-related or other testing or other technological developments. Those variations typically require price adjustments or, in certain circumstances, could result in delays to our payment obligations. Delays in our Inmarsat-4 programme could result in our contractual commitments becoming payable in later periods.

(4)	Relates to the 25-year leaseback of head office building 99 City Road, London.

(5)	Relates primarily to network and satellite services contracts.

(6)	Relates primarily to warranty costs associated with the BGAN programme.

RESEARCH AND DEVELOPMENT

Research and development costs were US$0.2m during the year ended 31 December 2007 and US$0.2m and US$0.2m during the years ended 31 December 2006 and 2005 respectively. We expect Research and Development costs to increase in future periods now the Inmarsat-4 development programme is virtually finished.

OFF BALANCE SHEET ARRANGEMENTS

We do not currently have any off-balance sheet arrangements other than operating leases. See “Contractual Obligations”.

TREND INFORMATION

Please see “Operating Results” and “Item 4. Information on the Company—Business Overview” for trend information.

Significant Factors Affecting Our Results of Operations

Effect of Global Events

Demand from government, media and international aid organizations for our services increases, sometimes substantially, in areas affected by global events.

Effect of Shift from Voice to Data

The mix of our data and voice services has changed during the periods under review. As a percentage of mobile satellite communications services revenues, revenues from voice services decreased from 31.8% during 2005 to 25.2% during 2007, while revenues from our data services increased from 68.2% to 74.8% over the same period. Our voice revenues have declined primarily due to the migration of end-users from our higher priced analogue services to our lower priced digital services and to the loss of voice traffic to lower priced voice services provided by competitors, principally the voice handheld services of Iridium, Globalstar and Thuraya. We expect the decline in voice revenues to continue in the near to medium term, but at lower rates than we have experienced during the periods under review. We also expect data revenues to increase in the future, particularly with our BGAN and SPS services. The growth in data revenues is expected to more than offset the decline in voice revenues during this period.

Effect of Volume Discounts

On 15 April 2004, we revised our distribution arrangements by entering into the Distribution Agreements to govern our future relationship with our distribution partners. Under the new agreements, for each of our services a distribution partner provides to end-users, the distribution partner must pay us a fixed price (expressed in US dollars per chargeable unit) multiplied by the volume of traffic that the distribution partner generates in relation to that service. Prices are subject to service-specific, volume-based discounts for distribution partners that reach specified sales volume targets in any financial year. Our Distribution Agreements provide that, in the initial pricing period (i.e. from 15 April 2004 until 31 December 2008) we will make available to distribution partners volume discounts in a minimum annual amount equal to 6.0% (pro rated during 2004 for the nine months ending 31 December), 6.5% (2005) and 7.0% (2006, 2007 and 2008) of Inmarsat Global Limited’s previous-year revenue from “demand-assigned” services (i.e., existing and next-generation services, other than leasing and radio-determination services). To the extent that the value of volume discounts and other incentives our distribution partners earn is less than the minimum amount specified in the preceding sentence in any year (at least to the end of 2008), we must add such shortfall to the minimum incentive amount for distribution in the following year, and can allocate it in a variety of forms, including price promotions, reductions or incentives. As a result of these volume-based discounts, our mobile satellite communications services revenues are increasingly affected as the year progresses because the discount increases as distribution partners achieve higher aggregate volumes for the period. Accordingly, the effect of these volume discounts will influence our quarterly results of operations.

The minimum volume discount percentages in the Distribution Agreements reflect the aggregate minimum volume discounts available in a specified year, rather than an overall year-on-year price reduction. The actual volume discount for the 12 months ended 31 December 2007 was US$51.3m (2006: US$42.1m, 2005: US$40.1m) or 10.8% of our revenues from “demand assigned” services we provided to our distribution partners during the twelve months ended 31 December 2006.

In addition to the preceding incentives, from 2005 to April 2009, the Distribution Agreements require us to provide an additional incentive to our distribution partners in the form of either (at the relevant distribution partner’s option) a cash payment or a credit against future services, in either case, if we exceed certain consolidated airtime revenue amounts. These revenue amounts were fixed for 2007, 2006 and 2005 but not triggered, and have now been set for 2008 and 2009.

Subject to cost and revenue-neutral alterations, the initial prices and discounts set out in the Distribution Agreements are effective until 31 December 2008. The Distribution Agreements contain procedures to establish new prices and discounts for periods after 2008. The existing Distribution Agreements expire on 14 April 2009.

Effect of Inmarsat-4 Satellite Programme and our BGAN Services

We have incurred significant capital expenditure to fund the construction and launch of our Inmarsat-4 satellites and the development, marketing and distribution of our BGAN services. We are now depreciating the majority of the Inmarsat-4 programme and our BGAN services that have been commercially launched. Depreciation expense will increase in future periods once our third Inmarsat-4 satellite goes into operation (as soon as practicable in 2008) and the Hawaii SAS is operational.

In addition, in the event that we encounter problems upon the launch of our third Inmarsat-4 satellite or the in-orbit operation of our Inmarsat-4 satellites or with our BGAN services, we may be required to perform an impairment review, which could result in a write-down of the carrying book value of our Inmarsat-4 satellite assets in the relevant period. Furthermore, once our remaining Inmarsat-4 satellite is in orbit, we may re-evaluate the depreciable lives of those assets in light of their revised estimated useful lives (which may change from our current expectations, depending on future events).

We believe our BGAN service will enable us to exploit the profitable growth opportunities presented by existing and new end-users’ increasing demand for high-bandwidth mobile communication services, as evidenced by the strong underlying growth in data services we have experienced in recent years. In addition, the incremental capacity from our broadband network should allow us opportunities to expand our leasing business.

Effect of Weakness in US Dollar Relative to Pound Sterling

We use the US dollar as our functional and reporting currency. While almost all of our revenues are denominated in US dollars, the majority of our operating expenses and a proportion of our capital expenditures are denominated in currencies other than the US dollar. Our primary exchange rate risk is against pounds sterling. During the periods under review, the US dollar has significantly weakened against the pound sterling, but the effects of this weakness were largely offset by our existing currency hedging arrangements. As our hedging arrangements are relatively short-term (generally up to 24 months), continued weakness in the US dollar will adversely affect our results of operations in 2007 and future periods. The exchange rate between US dollars and pounds sterling as at 31 December 2007 was US$1.99/£1.00 (2006 US$1.96/£1.00, 2005: US$1.72/£1.00). The hedged rate between US dollar and pounds sterling for 2007 was US$1.81/£1.00 (2006: US$1.77/£1.00, 2005: US$1.77/£1.00). Our hedged rate for 2008 is expected to be US$2.01/£1.00 on forecast expenditure.

ITEM 6. DIRECTORS,	SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

(A)    Inmarsat plc

Board of Directors

Inmarsat plc is our ultimate parent company and manages each member of the Group.

The table below sets out the names of the directors of Inmarsat plc, their ages and their current positions.

Name	Age	Position
Andrew Sukawaty	52	Chairman and Chief Executive Officer
Michael Butler	44	Executive Director, President and Chief Operating Officer
Rick Medlock	48	Executive Director and Chief Financial Officer
Sir Bryan Carsberg	69	Non-executive Director – Independent Director
Stephen Davidson	52	Non-executive Director – Independent Director
Admiral James Ellis Jr (ret)	60	Non-executive Director – Independent Director
Kathleen Flaherty	56	Non-executive Director – Independent Director
John Rennocks	62	Non-executive Director – Independent Director and Deputy Chairman

The address for each director is c/o Inmarsat plc, 99 City Road, London EC1Y 1AX, United Kingdom.

Andrew Sukawaty, joined the Company as Chairman in December 2003 and was appointed Chief Executive Officer in March 2004. He is non-executive chairman of Xyratex Ltd (Nasdaq) and a non-executive director of Zesko Holding BV. Between 1996 and 2000, he served as chief executive officer and president of Sprint PCS. He was chief executive officer of NTL Limited from 1993 to 1996. Previously, he held various management positions with US West and AT&T. He has served on various listed company boards as a non-executive director. Mr. Sukawaty holds a BBA from the University of Wisconsin and an MBA from the University of Minnesota.

Rick Medlock, joined the Board in September 2004. Prior to joining Inmarsat, he had served as chief financial officer and company secretary of NDS Group plc (Nasdaq and Euronext) since 1996. Mr. Medlock previously served as chief financial officer of several private equity backed technology companies in the United Kingdom and the United States. Mr Medlock is also a non-executive director of THUS plc and Chairman of their Audit Committee. He is a Fellow of the Institute of Chartered Accountants of England and Wales. Mr. Medlock holds an MA in Economics from Cambridge University.

Michael Butler, joined the Board in December 2003. He has served as Managing Director of Inmarsat Global Limited since May 2000 and became Chief Operating Officer in June 2004 and President in November

2006. Prior to joining Inmarsat, he was the managing director of MCI WorldCom International in the United Kingdom. Between May 1994 and April 2000, he held various general management positions, initially at MFS Communications Limited and subsequently MCI WorldCom International following WorldCom’s acquisition of MFS at the end of 1996. Between 1988 and 1994, he was employed by British Telecommunications plc in a variety of business to business, sales and marketing roles. Between January 1983 and November 1988, he held a number of managerial and marketing positions within the various business units of 3M (UK) PLC. He holds an HNC in Business and Finance and a Diploma from the Chartered Institute of Marketing. On 13 March 2008, Inmarsat plc announced that Mr Butler will be leaving the company at the end of April 2009.

John Rennocks, joined the Board in January 2005. He is an independent non-executive chairman of Diploma plc, Nestor plc and Intelligent Energy plc, and a non-executive director of several other companies. He has broad experience in biotechnology, support services and manufacturing. Mr. Rennocks previously served as a director of Inmarsat Ventures plc, and as Executive Director-Finance for British Steel plc/Corus Group plc, Powergen plc and Smith & Nephew plc. Mr. Rennocks is a Fellow of the Institute of Chartered Accountants of England and Wales.

Sir Bryan Carsberg, joined the Board in June 2005. He is currently Chairman of the Council of Loughborough University. He is an independent, non-executive director of RM plc and Novae Group plc. He was the first Director General of Telecommunications (head of Oftel, the telecommunications regulator that preceded Ofcom) from 1984 to 1992, Director General of Fair Trading from 1992 to 1995 and Secretary General of the International Accounting Standards Committee (predecessor of the International Accounting Standards Board) from 1995 to 2001. He was an independent, non-executive director of Cable and Wireless Communications plc from 1997 to 2000 and non-executive Chairman of MLL Telecom Ltd from 1999 to 2002. Sir Bryan is a Fellow of the Institute of Chartered Accountants of England and Wales and an Honorary Fellow of the Institute of Actuaries; he was knighted in January 1989. He holds an M.Sc. (Econ) from the University of London (London School of Economics).

Admiral James Ellis Jr (Rtd), joined the Board in June 2005. He is President and Chief Executive Officer of the Institute of Nuclear Power Operations (“INPO”), with headquarters in Atlanta, Georgia. Admiral Ellis retired from the US Navy in 2004 as Commander, United States Strategic Command. He was responsible for the global command and control of US strategic forces to meet decisive national security objectives. Admiral Ellis is a graduate of the US Naval Academy and was designated a Naval Aviator in 1971 and held a variety of sea and shore assignments in the United States and abroad. He holds Master of Science degrees in Aerospace Engineering and in Aeronautical Systems. He is a native of South Carolina and also serves as a Director of the Lockheed Martin Corporation and Level 3 Communications.

Stephen Davidson, joined the Board in June 2005. Mr Davidson is Chairman of SPG Media plc, Enteraction TV Ltd, Digital Marketing Group plc and Datatec limited, and is also a non-executive director of several other companies. He has held various positions in investment banking, most recently at West LB Panmure where he was Global Head of Media and Telecoms Investment Banking then Vice Chairman of Investment Banking. From 1992 to 1998 he was Finance Director then Chief Executive Officer of Telewest Communications plc. He was Chairman of the Cable Communications Association from 1996 to 1998. He holds an MA (first class) in Mathematics and Statistics from the University of Aberdeen.

Kathleen Flaherty, joined the Board in May 2006. She retired as the Chief Marketing Officer at AT&T in December 2005, a position she had held since June 2004. She currently serves as a non-executive Director of GenTek, Inc. (Nasdaq). Ms. Flaherty served on the board of Marconi Corporation, plc from May 2003 until it was sold to L. M. Ericsson in 2005, and on the board of telent plc until October 2006. She also served on the boards of CMS Energy Corporation (NYSE) and Consumers Energy Company (NYSE) from 1995 to 2004. Ms. Flaherty was previously President and Chief Operating Officer of Winstar International from 1999 to 2001. From 1997 to 1998, Ms. Flaherty was the Senior Vice President, Global Product Architecture for MCI Communications, Inc. Prior to that she was Marketing Director for National Business Communications at BT. Ms. Flaherty graduated from Northwestern University, Evanston Illinois with a Ph.D. in Industrial Engineering and Management Sciences. She is a member of the McCormick Advisory Board, Northwestern University, and its executive committee.

Senior Management

In addition to the executive management on our Board, the day-to-day management of the Group is conducted by the following senior managers:

Name	Age	Position
Richard Denny	55	Vice President of Satellite and Network Operations
Alison Horrocks	45	Company Secretary
Eugene Jilg	72	Chief Technical Officer; Vice President of Product Evolution
Debbie Jones	50	Vice President of Business and Customer Operations
Perry Melton	47	Vice President of Sales and Marketing
Leo Mondale	49	Vice President of Business Development and Strategy
Rupert Pearce	43	Group General Counsel

The following is a brief biography of the above senior managers:

Richard Denny has held various positions responsible for the control of our satellites since he joined Inmarsat Global Limited and its intergovernmental predecessor in August 1988. Since November 1998, he has been Vice President of Satellite and Network Operations, with responsibility for satellite control and navigation, network operations and engineering, spectrum regulatory and spectrum management activities. Prior to joining Inmarsat from 1984 to 1988, Mr Denny worked with AUSSAT Pty Limited in Australia in connection with the establishment of the company’s satellite control facilities and subsequent satellite operations. Between 1971 and 1984, he held various positions in the satellite communications field with OTC, an Australian international communications carrier. Mr Denny received his diploma in Electronics and Communications from North Sydney Technical College in 1974.

Alison Horrocks has been Secretary to the Board since its inception and also serves the boards of Inmarsat’s other main operating companies. She was previously group company secretary of International Public Relations plc, a worldwide public relations company. She is a Fellow of the Institute of Chartered Secretaries and Administrators.

Eugene Jilg returned to Inmarsat Ventures Limited in January 1999 as our acting Vice President of Corporate Affairs and Strategy and subsequently was appointed as Chief Technical Officer and is also Vice President, Product Evolution, Inmarsat Global Limited. Previously, between November 1989 and April 1998, he held various positions within the intergovernmental predecessor principally managing satellite programmes and operations. Prior to joining Inmarsat, between August 1984 and September 1989, Mr Jilg co-owned and co-managed Celsius Joint Venture, doing business as Case Parts Company. Between 1979 and 1984, Mr Jilg was Deputy Director of the Space Systems Division of Ford Aerospace and Communications Corporation. Prior to this, from 1964, he held various positions at Communications Satellite Corporation. Prior to 1964, Mr Jilg was, inter alia, employed by the US Government and was an officer in the US Navy. He holds a BS degree and an MS degree in Mechanical Engineering from Stanford University.

Debbie Jones has been the Vice President of Business and Customer Operations, Inmarsat Global Limited since November 2000. Ms. Jones is a non-executive director of Capital Law LLP. Between 1995 and 2000, she was the senior human resources adviser for Eversheds Solicitors. Between 1988 and 1995, she was the head of personnel at Companies House in Cardiff. Between 1983 and 1988, Ms Jones held various operational, information technology supervisory and management positions at the Department of Trade and Industry and the Office for National Statistics. She is a member of the Chartered Institute of Personnel and Development.

Perry Melton has been with Inmarsat Global Limited and its intergovernmental predecessor since 1992 and is the Vice President of Sales and Marketing. Prior to his current position, between 1992 and April 2002 Mr Melton held various management positions, including Vice President of Strategic Development, manager of our Inmarsat-4 satellite investment planning team and head of procurement and contracts. Between 1982 and 1992, Mr Melton gained considerable experience in the space and information systems industries through his employment in various finance and contracts positions with Lockheed Martin. Mr Melton was educated at University of Notre Dame, where he received a BA degree in English Literature.

Leo Mondale joined Inmarsat in September 2004 and is based in Washington, D.C. Mr Mondale is a lawyer, and prior to joining Inmarsat, was a partner in Thaler Associates, a firm providing consulting and transactional services to enterprises engaged in transatlantic business. Mr Mondale served as president of the Washington, D.C. office of Arianespace Inc. in 2000, and was responsible for sales, marketing and governmental affairs in the US. Prior to that role, he was involved in the Iridium project initiation programme at Motorola Satellite Communications, and spent the following nine years at Iridium in a range of posts, including senior vice president and chief financial officer. Mr Mondale has a BA from the University of Minnesota and a JD from George Washington University, Washington D.C.

Rupert Pearce joined Inmarsat in January 2005 from Atlas Venture a venture capital company, where he was a partner working with the firm’s European and US investment teams on investment, divestment, M&A and corporate finance transactions and was a member of the firm’s investment and exit committees. He was previously a partner at the international law firm Linklaters, where he spent 13 years specializing in corporate finance, M&A and private equity transactions. He received an MA in Modern History from Oxford University, and won the 1995 Fulbright Fellowship in US securities law, studying at the Georgetown Law Center.

There are no family relationships between any director and senior management.

BOARD PRACTICES

Corporate Governance

Our parent company, Inmarsat plc has established audit, remuneration and nominations committees.

Audit Committee

The audit committee of the Board of directors of Inmarsat plc comprises John Rennocks (Chairman), Sir Bryan Carsberg and Stephen Davidson. All members of the audit committee are independent, non-executive directors and have significant, recent and relevant financial experience. By invitation, the meetings of the audit committee may be attended by the Chairman and Chief Executive Officer, Chief Financial Officer and the internal and external auditors.

The audit committee has particular responsibility for monitoring the adequacy and effectiveness of the operation of internal controls and risk management and ensuring that the Group’s financial statements present a true and fair view of the Group’s financial position. Its duties include keeping under review the scope and results of the audit and its cost effectiveness, consideration of management’s response to any major external or internal audit recommendation and the independence and objectivity of the internal and external auditors.

During the year to 31 December 2007, the audit committee reviewed and endorsed, prior to submission to the Board, half-year and full-year financial statements and results announcements and the quarterly financial reports for the Company and Inmarsat Group Limited. It considered internal audit reports and risk management updates, agreed external and internal audit plans and received updates on management responses to audit recommendations. It also approved recommendations on the review of accounting policies and monitored the Group’s compliance with the requirements of Section 404 of the Sarbanes-Oxley Act 2002 for the Company and its other US reporting subsidiaries which is required for the financial year ended 31 December 2007.

The Company Secretary, as Chairman of the Disclosure Committee, reported on matters that affected the quality and timely disclosure of financial and other material information to the Board, to the public markets and to shareholders. This enabled the audit committee to review and clarify the completeness of financial reporting disclosures prior to their release by the Board.

Remuneration Committee

The remuneration committee of the Board of directors comprises Stephen Davidson (Chairman), Sir Bryan Carsberg, Admiral James Ellis Jr (ret) and Kathleen Flaherty. All committee members are independent, non-executive directors.

The remuneration committee, on behalf of the Board, meets as and when necessary to review and approve as appropriate the remuneration of the executive directors and senior management and major remuneration plans for the Group as a whole. The remuneration committee appraises the Chairman and Chief Executive Officer against his written objectives. Similarly, the Chairman and Chief Executive Officer appraises the other executive directors. The remuneration committee approves the setting of objectives for all of the executive directors and authorizes their annual bonus payments for achievement of objectives. The remuneration committee provides remuneration packages sufficient to attract, retain and motivate executive directors required to run the Company successfully but does not pay more than is necessary for this service. The remuneration committee is empowered to recommend the grant of share options under the existing share option plans and to make awards under the long-term incentive plans. The remuneration committee considers there to be an appropriate balance between fixed and variable remuneration and between short and long-term variable components of remuneration. All of the decisions of the remuneration committee on remuneration matters in 2007 were reported to and endorsed by the Board.

Nominations Committee

The nominations committee of the Board of directors comprises Andrew Sukawaty (Chairman), John Rennocks, Admiral James Ellis Jr (ret) and Stephen Davidson, who joined the committee on 3 March 2008.

The nominations committee meets as and when necessary but at least twice during the year. The nominations committee has responsibility for nominating to the Board, candidates for appointment as directors, bearing in mind the need for a broad representation of skills across the Board. The nominations committee will also make recommendations to the Board concerning the re-appointment of any independent, non-executive director by the Board at the conclusion of his or her specified term; the re-election of any director by shareholders under the retirement provisions of the Company’s articles of association; and changes to senior management.

(B)    Management of the Issuer

Board of Directors

The directors of Inmarsat Finance II plc are Andrew Sukawaty, Michael Butler and Rick Medlock.

Audit Committees

The audit committee of Inmarsat Group Limited comprises Andrew Sukawaty and Michael Butler, neither of whom the board of directors considers to be an audit committee financial expert, and neither of whom is independent (as such term is defined under the rules adopted by the New York Stock Exchange pursuant to the Sarbanes-Oxley Act of 2002). We believe that the members of Inmarsat Group Limited’s audit committee have sufficient experience to perform their responsibilities. Neither the issuer nor the guarantor is required under its law of incorporation to include financial experts on its audit committee.

COMPENSATION

In the year ended 31 December 2007, Inmarsat Group Limited paid or accrued compensation (including salary, bonus, benefits and pension) of US$9.2m (2006: US$6.8m, 2005: US$7.8m) to the Executive Directors and senior management employed during that period. This includes compensation in all capacities with respect to Inmarsat plc and its subsidiaries.

The following table sets out the total compensation for prior and current directors of Inmarsat plc for the year ended 31 December 2007.

	Year ended 31 December 2007
	Salaries/ Fees	Bonus	Benefits	Total	Pension
	(US$000)
Executive directors
Andrew Sukawaty	748	796	36	1,580	95
Rick Medlock	485	360	11	856	20
Michael Butler	553	423	12	988	20
Non-executive directors
Kathleen Flaherty	80	—	—	80	—
Sir Bryan Carsberg	85	—	—	85	—
Stephen Davidson	94	—	—	94	—
Admiral James Ellis Jr (ret)	157	—	—	157	—
John Rennocks	151	—	—	151	—

	2,353	1,579	59	3,991	135

1.	The pension for Andrew Sukawaty includes an annual salary supplement in lieu of employer pension contribution.

2.	During the year to 31 December 2007, the fee for Admiral James Ellis Jr (ret) included a full year’s fee of US$79,780 as director of Inmarsat Inc, a wholly-owned subsidiary in the US.

Service Contracts

The Chairman, who is also the Chief Executive Officer, has a service agreement for his services as Chief Executive Officer effective from 17 June 2005. The notice period to be given by either party is one year.

The Chief Financial Officer has an employment contract dated 17 June 2005. The notice period to be given by either party is one year.

The Chief Operating Officer has an employment contract dated 17 June 2005. The notice period to be given by either party is one year.

Fees for non-executive directors are determined annually by the Board as a whole, taking advice as appropriate and reflecting the time commitment and responsibilities of the role. With effect from 1 July 2007, the

Board approved an increase of 3% to the basic non-executive directors’ fee. Non-executive directors’ fees currently comprise a basic fee of £42,436 per annum plus additional fees of £5,000 per annum for committee chairmanship of the audit and nominations committees, £7,500 per annum for chairmanship of the remuneration committee and £2,500 per annum for each committee membership. The Chairman and Chief Executive Officer who is Chairman of the Nominations Committee does not receive a fee for this position.

The Deputy Chairman and Senior Independent director receives a basic fee of £79,568 per annum which includes fees for any committee membership plus a fee of £5,000 per annum for chairmanship of the audit committee.

Admiral James Ellis Jr (ret) also receives a fee in respect of his directorship of Inmarsat Inc which was US$79,780 for 2007.

Non-executive directors do not participate in any annual bonus nor in the pension scheme, healthcare arrangements nor in any of the Company’s long-term incentive plans. The Company repays the reasonable expenses they incur in carrying out their duties as directors.

Non-executive directors have letters of appointment instead of service contracts.

Pension Plans

Since April 1999 (when Inmarsat Ventures Limited was incorporated), we have operated the following pension schemes to provide benefits to employees.

Pensionsaver plan

This defined contribution plan is established pursuant to a trust deed and is managed by a trustee company. All UK employees on regular appointment or fixed-term staff (if provided for in their contract of employment) who are aged 18 or over may join this plan. Employees may be able to transfer benefits into this plan from other UK approved pension plans. Contributions to this plan are age-related and subject to a scheme specific cap. All contributions including those we make are invested in a retirement account in the employee’s name. On retirement, the employee’s account is used to provide a pension of the employee’s choice with the option to take part of the account as a tax-free cash payment. In addition, Inmarsat pays the cost of the employee’s life insurance and disability scheme benefits.

Pensionbuilder plan

This plan is established pursuant to a trust deed and managed by a trustee company. This plan combines a defined benefit tier with a defined contribution tier. This plan provides benefits based on the employee’s salary up to a maximum of a scheme specific cap. The defined benefit tier provides a pension determined by the employee’s pensionable service and final pensionable salary. The defined contribution tier provides benefits determined by contributions paid into the employee’s retirement account, investment growth on those contributions and the cost of buying a pension at retirement. Only employees who were contributing members of the Inmarsat Staff Pension and Death Benefit Plan on 31 December 1998 were eligible to join this plan. This plan has been closed to new entrants. In addition, Inmarsat pays the cost of the employee’s life insurance and disability scheme benefits.

International pension plan

This plan is established pursuant to a trust deed and is managed by trustees. Contributions by the employee and our contributions are fixed according to the employee’s age. Contributions are paid into an individual account held in the name of the trustees. An employee’s plan is invested by a professional pension fund manager that we recommend and who is appointed by the trustees. At retirement, the employee can take the value of his/her plan as a lump sum payment or use his or her plan to buy a pension. Pensions started from 1 April 2006 will be subject to the UK Inland Revenue rules in that generally only part of the funds can be taken as a lump sum. All our non-UK tax domiciled employees who were employees of our predecessor in business, the International Mobile Satellite Organization, before 1 January 1999 were eligible to join this plan and such employees joining us on or after 1 January 1999 were eligible to join this plan once they reached the age of 18. From April 2006, only staff based overseas may join this plan. In addition, Inmarsat pays the cost of the employee’s life insurance and disability scheme benefits.

Inmarsat funded unapproved retirement benefits plan

This plan was for former members of the Inmarsat Staff Pension and Death Benefit Plan at 31 December 1998. This plan is established under a formal trust deed. This plan was closed and frozen on

31 March 2006. No new entrants or contributions are allowed into this plan. Benefits are now administered through the defined contribution tier of the Pensionbuilder plan. Contributions and benefits under the plan function like the defined contribution tier of the Pensionbuilder plan; however, the employee and we pay contributions on the employee’s salary above the earnings cap.

Inmarsat Inc 401(k) pension plan

This plan is established pursuant to a trust and is managed by a trustee. This plan is provided for our employees who are US citizens or permanent residents in the US. Both we and the employee make contributions to this plan. Contributions are paid into individual accounts held in an employee’s name. The accounts are invested by a professional pension fund manager. On retirement, an employee can take the value of his account as a cash lump sum payment or in regular instalments. Contributions to this plan are restricted by Internal Revenue Service limits. If the limit is exceeded, contributions that cannot be made to this plan will, subject to relevant rules, be invested in the Inmarsat International pension plan (for staff who joined prior to 1999 only). The total amount of contributions made will not be affected by which plan is used. In addition, we make contributions equal to a percentage of the difference between pensionable salary (meaning basic salary under the previous pension plan, grossed up for UK tax liabilities) and gross salary (for staff who joined prior to 1999 only). In addition, we pay the cost of providing lump sum life insurance and disability benefits from separate arrangements.

Before the incorporation of Inmarsat Ventures Limited in April 1999, other pension schemes were operated to provide benefits to employees. These other schemes were wound up prior to our incorporation. There may be liabilities related to the winding-up of these schemes of which we are not currently aware.

Shares and Stock Options

The non-executive directors hold no options over the shares of Inmarsat plc. See “Share Ownership—Stock Option Plan”.

See Item 7 “Major Shareholders and Related Party Transactions” for directors’ interests in Inmarsat plc.

EMPLOYEES

The following table sets out the average numbers of persons we employed in the Group for the years ended 31 December 2007, 2006 and 2005 by main category of activity:

	2007	2006	2005
Category of activity
Operations	164	124	125
Sales and marketing	78	81	112
Development and engineering	86	79	103
Administration	123	123	139

Total	451	407	479

In the year ended 31 December 2007, the total compensation paid to (or accrued with respect to) our employees was US$93.7m.

The majority of our employees work in London. The remainder work generally in the United States, Dubai and Indonesia. Our multicultural workforce comprises approximately 47 nationalities which is important to the operation of our global business.

The decrease in employee levels in 2006 is a result of the redundancy involving 42 employees. The redundancies primarily related to those employees responsible for the completion of the Inmarsat-4 programme, with the departure of staff being phased across the year. The increase in 2007 includes 58 employees in Indonesia who work on our handheld business following our collaboration agreement with ACeS in late 2006.

We do not recognize an official labor union although some of our employees have individual membership in such unions.

We believe that relations with our employees are good.

The group has ensured that employees are fully informed and involved in the business, through the use of various communications methods. These include an elected representative group covering all employees that is constituted to provide formal employee consultation in accordance with multi-jurisdictional employment legislation and more generally through briefing sessions and discussions with groups of employees, circulation of newsletters, company announcements, information releases and dissemination of information through normal management channels. Employees are actively encouraged to attend internal training courses to learn about the company’s business, its products and services.

The group has a positive attitude towards the development of all its employees and does not discriminate between employees or potential employees on grounds of race, ethnic or national origin, sex, age, marital status or religious beliefs.

The group gives full consideration to applications from disabled persons and to the continuing employment of staff that become disabled, including making reasonable adjustments where appropriate or considering them for alternative positions.

SHARE OWNERSHIP

See Item 7 “—Major Shareholders and Related Party Transactions” for ownership by directors and management.

During the year, employees participated in an award of shares to everyone employed at a given date and were also able to exercise share options under an unapproved share option plan.

Awards under all of Inmarsat plc’s share plans (including the long-term incentive plans for executive Directors and management) will normally be made only during the six weeks following the announcement by the Company of its results for any period and at any other time when the grant of awards will not be prohibited by the Model Code or the Company’s own share dealing code.

In any ten-year period, the number of shares which may be issued or placed under option under any executive share plan established by the Company, may not exceed 5% of the issued ordinary share capital of the Company from time to time. In any ten-year period, the number of shares which may be issued or placed under option, under all employee share plans established by the Company, may not exceed 10% of the issued ordinary share capital of the Company from time to time.

Options and awards granted before the IPO (whether or not conditional upon the IPO) are not counted towards the above limits.

Inmarsat 2004 Staff Value Participation Plan (the “2004 Plan”)

In November 2004, the Company adopted the 2004 Plan. 280,800 A ordinary shares in Inmarsat plc were available to be granted under the 2004 Plan to any Director or employee of the Group. As part of the IPO, the A ordinary shares were converted following a 1 for 20 share split into ordinary shares. All options under the 2004 Plan have now vested and are exercisable. Whenever options are exercised under the 2004 Plan, the holder must pay a de minimis charge of €1. The options expire 10 years from the date of grant.

Following the exercise of options granted under the 2004 Plan, shares are transferred to the option holders from the Inmarsat Employees’ Share Ownership Plan Trust (resident in Guernsey). No new shares have been issued to satisfy the exercise of these options.

No executive Director or member of management participated in the 2004 Plan.

Inmarsat 2005 Sharesave Scheme (the “Sharesave Scheme”)

The first grant under the Sharesave Scheme was made in July 2005 with an option grant price of £2.24 per ordinary share (a 20% discount to market value). The Sharesave Scheme is a HM Revenue & Customs approved scheme open to all UK permanent employees paying UK PAYE, including executive Directors. The maximum that can be saved each month is £250 and savings plus interest may be used to acquire shares by exercising the related option. Participants save under a three year savings contract. All of the executive Directors and certain members of management participated in the first invitation under the Sharesave Scheme.

Inmarsat 2005 International Sharesave Scheme

The first grant under the International Sharesave Scheme was made in October 2005 and used the same grant price as the UK Sharesave Scheme. The International Sharesave Scheme is open to eligible employees based overseas who do not pay UK PAYE. The International Sharesave Scheme was established to replicate the UK approved Sharesave Scheme as closely as possible. Employees receive the gain on the growth in share price when they exercise their options and retain the savings they have made.

Details of the outstanding options granted to employees as at 31 December 2007 are shown in note 25 to the financial statements.

Inmarsat 2005 Share Incentive Plan (the “SIP”)

Awards under the SIP were made in April 2006 and in April 2007. The SIP is a HM Revenue & Customs approved plan open to all UK permanent employees paying UK PAYE and operates in conjunction with a UK tax-resident trust which holds shares on behalf of participating employees. Under the SIP, the Company can award “Free Shares” (up to a maximum value of £3,000) to employees. Employees can also acquire “Partnership Shares” from their salary up to a maximum of £1,500 per annum and the Company will match this with up to two free “Matching Shares” per “Partnership Share” (equivalent to a maximum value of £3,000 per annum). The market value per ordinary share at the date of the 2006 award was £3.7725 and at the date of the 2007 award was £4.14.

Arrangements were put in place for eligible overseas employees to replicate the UK approved SIP as closely as possible. Additional arrangements have also been put in place for the April 2006 award for employees to acquire shares over the capped amounts under the approved SIP. The same market value per ordinary share was used as for the UK SIP. Awards under these arrangements have been made using shares held by the Inmarsat Employees’ Share Ownership Plan Trust.

No executive Director or member of management applied to participate in the SIP or equivalent overseas arrangements. The number of new shares issued to employees participating in the SIP on 7 April 2006 was 460,312.

A second award under the SIP was approved by the Remuneration Committee and the Board which was made on 10 April 2007 to staff employed at a given date. The number of new shares issued was 216,114, at a share price of £4.14 at the date of the award.

Inmarsat 2005 Bonus Share Plan (the “BSP”)

The BSP provides the means by which a part of an employee’s annual bonus can be delivered in the form of shares, or their equivalent, and allows a bonus award of shares to be made in addition to a participant’s cash bonus. During 2006 and 2007, awards were made to the executive Directors and certain senior management.

If a portion of a participant’s cash bonus is deferred into shares under the BSP, a matching award up to the value of 50% of an individual’s maximum bonus opportunity may also be made, which would vest after three years subject to the attainment of performance conditions determined by the Remuneration Committee. Matching awards were not made under the BSP awards in 2006 and 2007.

For the bonus award, the Remuneration Committee sets the annual performance targets in respect of the financial year relating to the award. The maximum combined award a participant may receive under the annual cash bonus plan and the bonus award is currently 200% of salary, except in special circumstances, and no more than 100% of salary can be received in the form of cash. Bonus awards may normally be exercised according to vesting schedule set by the Remuneration Committee. The Remuneration Committee can determine how dividends paid during the vesting period shall be awarded to participants. For the awards made in March 2006 and during 2007, dividends accrue in the form of ordinary shares which are added to the original award of shares and vest over each of the three years when the award vests.

The first award under the BSP was made to the executive Directors and certain members of management in May 2005, as a bonus award, and was conditional upon the IPO occurring. The value of the bonus award was based on a percentage of the target bonus for each individual being achieved for the 2005 financial year. The allocation of shares was made based upon the mid-market closing price of the ordinary shares of Inmarsat plc following the announcement of the 2005 Preliminary Results on 9 March 2006. The annual performance targets relating to revenue, operating expenditure, management of capital expenditure and EBITDA performance for the year ended 31 December 2005 were achieved in full and therefore the maximum bonus awards were made to participating employees. The total number of shares awarded under the BSP was 215,542.

On 20 March 2007 and 7 March 2008, the first two tranches of shares awarded under the BSP in 2005 vested and included additional shares in respect of accrued dividends. The third and final tranche awarded in 2005 will vest in March 2009 and dividends will be added as additional shares upon vesting.

New awards under the BSP were made in March, May and September 2007 to Executive Directors and certain senior management. The allocation of shares was made based upon the mid-market closing price of the ordinary shares of Inmarsat plc following the announcement of the 2007 Preliminary Results on 6 March 2008. The annual performance targets relating to revenue, operating expenditure, management of capital expenditure and EBITDA performance for the year ended 31 December 2007 were achieved in full and therefore the maximum bonus awards were made to participating employees. The total number of shares allocated under the BSP in March 2008 was 938,198. The shares will vest in three tranches in March 2009, 2010 and 2011.

A new share award under the BSP was made in March 2008 to Executive Directors and certain senior management.

Inmarsat 2005 Performance Share Plan (the “PSP”)

The PSP provides for an award of shares, which vest based on corporate performance measured over a three-year period. The PSP is intended for the participation of executive Directors and certain members of senior management. The maximum number of shares subject to an award to an individual in any financial year will generally be equal to 100% of annual basic salary as at the award date (other than in exceptional circumstances, such as on recruitment or retention where larger awards of up to 200% of annual basic salary may be made).

The Remuneration Committee has the discretion to increase the size of a participant’s award to reflect the value of reinvested dividends that are paid during the vesting period. This may be paid as either cash or shares. The intention of the Remuneration Committee is to pay this in shares at the end of the three year period.

The first awards were made to the executive Directors and certain members of management as an allocation in May 2005, conditional upon the IPO of Inmarsat plc occurring, and the number of shares allocated was based upon the conditional IPO listing price of £2.45 per share. The Remuneration Committee determined that the awards for the executive Directors would be equivalent to 100% of basic salary. The total number of shares awarded under the PSP was 807,869. The first award will vest in May 2008 and 100% of the award will vest based upon the achievement of certain performance criteria.

A second award was made to the Executive Directors in March 2007 and the shares allocated were based upon the mid-market closing price on 28 March 2007 of £3.95 per share. The Remuneration Committee determined that the awards would be equivalent to 50% of basic salary.

The performance conditions applicable to the existing awards will be determined by reference to the Company’s relative Total Shareholder Return (“TSR”) performance against companies within the FTSE 350 index, excluding investment trusts, and the Company’s EBITDA performance.

For the performance targets under the award made in 2007 to be met in full and 100% of the award to vest at the end of the three-year period, the Company’s relative performance against the TSR must be in the upper quartile and there must also be EBITDA growth at or above 10% per annum. If the relative TSR performance is below the median level or the EBITDA growth is less than 6% per annum, none of the shares will vest. 30% of the award will vest for median TSR performance and EBITDA growth of 6% per annum target. There is pro-rata vesting of shares between median TSR performance and a minimum EBITDA growth of 6% per annum target and upper quartile TSR performance and EBITDA growth of 10% per annum. The parameters of the performance measure should not be construed as providing any view on the future performance of the Company.

	Annualized EBITDA growth
Vesting Fractions	Below 6%	At 6%	6% to 10%	At or above 10%
Relative TSR performance
Upper quartile	No vesting	75%	Pro-rata	100%
Median to upper quartile	No vesting	Pro-rata	Pro-rata	Pro-rata
Median	No vesting	30%	Pro-rata	75%
Below median	No vesting	No vesting	No vesting	No vesting

The Remuneration Committee believes that the constituents of the FTSE 350 index have provided a meaningful and sufficiently stretching comparator group against which to measure Company performance, given the lack of direct comparators. Growth in EBITDA was selected to reflect the Company’s underlying financial performance, given the significant capital investment made by the Company.

There are no provisions for the re-testing of performance under the PSP.

It is intended that future awards under the PSP will also be made. The vesting schedule, performance conditions and comparator group for future awards will be kept under review for future awards.

Chief Executive Officer Share Award

On 28 September 2007, the Remuneration Committee resolved to grant a conditional performance related share incentive award to Andrew Sukawaty, the Chairman and Chief Executive Officer.

The conditional incentive award of 1 million shares was made on 28 September 2007 (the mid-closing share price on 27 September 2007 was £4.49 per share). No shares will be earned unless, three years after grant, the share price reaches a minimum price of £5.50. For performance above this level shares will be earned pro-rata up to a share price of £7.25 at which the full award will be earned. The share price performance condition will be assessed on the basis of the average closing price of Inmarsat shares over the last 20 trading days of the performance period. A further award over 0.7 million shares could be earned if, at that time that performance is assessed, the share price has reached £9.25. If the share price is below £7.25 none of the additional shares would be earned and between £7.25 and £9.25 shares would be earned pro-rata up to a share price of £9.25.

Additional shares will accrue representing the value of dividends paid during the performance period on the number of shares that ultimately vest. Good leaver provisions would result in a scaled award pro-rata for time and performance. In the event of a change of control of Inmarsat, the award would be reduced taking account of time and performance against the original share price targets.

The Inmarsat Employees’ Share Ownership Plan Trust (resident in Guernsey) purchased 1 million shares on 26 November 2007 to hold against the satisfaction of the award. This has been funded through a loan from Inmarsat plc to the Trust.

Directors’ share options and share awards

Information in respect of share options and share awards held by the executive Directors of the Company during the year to 31 December 2007 is set out below. No other Director has received share options.

Inmarsat 2005 Sharesave Scheme Director	Options held at 1 January 2007	Granted during the year	Exercised during the year	Options held at 31 December 2007	Exercise Price	Date from which exercisable	Expiry Date
Michael Butler	4,229	Nil	Nil	4,229	£2.24	1 September 2008	March 2009
Rick Medlock	4,229	Nil	Nil	4,229	£2.24	1 September 2008	March 2009
Andrew Sukawaty	4,229	Nil	Nil	4,229	£2.24	1 September 2008	March 2009

Inmarsat 2005 Performance Share Plan	Share awards held at 1 January 2007	Awarded during the year	Vested during the year	Share awards held at 31 December 2007		Award Price	Vesting Date
Michael Butler	106,123	—	—	106,123	*	£2.45	31 May 2008
	—	37,974	—	37,974		£3.95	29 March 2010
Rick Medlock	106,123	—	—	106,123	*	£2.45	31 May 2008
	—	33,898	—	33,898		£3.95	29 March 2010
Andrew Sukawaty	153,062	—	—	153,062	*	£2.45	31 May 2008
	—	48,892	—	48,892		£3.95	29 March 2010

*	Note: 100% of the shares will vest in May 2008.

An award was made on 19 March 2008 to Andrew Sukawaty and Rick Medlock of 100,284 and 91,555 shares respectively, based on the mid-closing share price on 18 March 2008 of £4.38.

Inmarsat 2005 Bonus Share Plan	Share awards held at 1 January 2007	Awarded during the year	Vested during the year	Share awards held at 31 December 2007	Shares vested on 7 March 2008	Share awards held at 20 March 2008	Award Price	Vesting Date
Michael Butler	25,456	—	8,749	17,499	9,039	9,038	£3.83	March 2009
	—	65,537	—	65,537	—	65,537	£4.58	March 2009 March 2010 March 2011
Rick Medlock	25,456	—	8,749	17,499	9,039	9,038	£3.83	March 2009
	—	58,503	—	58,503	—	58,503	£4.58	March 2009 March 2010 March 2011
Andrew Sukawaty	55,075	—	18,929	37,859	19,555	19,555	£3.83	March 2009
	—	66,248	—	66,248	—	66,248	£4.58	March 2009 March 2010 March 2011

First award:

•	The shares were allocated in March 2006 using a share price of £3.83 based upon a monetary value determined at the award date in May 2005.

•	The shares vest in three equal installments in March 2007, 2008 and 2009.

•

The number of shares subject to the award increases by the number of shares that the Executive Director could have purchased with the value of dividends they would have received on their award, based on the share price on the ex-dividend date.

•	The first installment vested on 20 March 2007 and the second installment vested on 7 March 2008

•

On 20 March 2007, Messrs Butler and Medlock sold the number of shares which had vested at a market price of £3.85 per share, representing a monetary value of £33,683. On the same date, Mr Sukawaty sold sufficient of his vested shares at a price of £3.85 to cover the tax and national insurance contributions due on the value of the shares and retained 11,140 shares. The market value of his vested shares was £72,876.

•

On 10 March 2008, Messrs Butler and Medlock sold the number of shares which had vested at a market price of £4.57 per share, representing a monetary value of £41,297. On the same date, Mr Sukawaty sold sufficient of his vested shares at a price of £4.57 to cover the tax and national insurance contributions due on the value of the shares and retained 11,509 shares. The market value of his vested shares was £89,353.

Second award:

•	The shares were allocated in March 2008 using a share price of £4.58 based upon a monetary value determined at the award date in March 2007.

•	The shares will vest in three equal installments in March 2009, 2010 and 2011.

On 19 March 2008, Messrs Sukawaty and Medlock received a monetary award which, subject to achievement of the performance conditions, will be converted to an award of shares in March 2009. These shares will vest in March 2010, 2011 and 2012.

Chief Executive Officer Share Award	Share awards held at 1 January 2007	Awarded during the year	Vested during the year	Share awards held at 31 December 2007	Award Price	Vesting Date
Andrew Sukawaty	—	1,000,000	—	1,000,000	£4.49	28 September 2010

Note: The award may be increased to 1.7 million shares subject to the achievement of certain performance conditions.

The market value of the ordinary shares for the year to 31 December 2007 ranged from 366.5p to 543.0p and the share price at 31 December 2007 was 543.0p.

Directors’ interests

The interests of the Directors of the Company in office at the end of the period and their interests in the share capital of the Company as at 18 April 2008 and their connected persons are shown below. The Register of Directors’ Interests (which is open to shareholders’ inspection) contains full details of Directors’ shareholdings and options to subscribe for shares.

	As at 18 April 2008	As at 31 December 2007	As at 31 December 2006*
	Interest in ordinary shares of €0.0005 each
Executive Directors
Michael Butler	500,000	500,000	1,100,000
Rick Medlock	509,663	511,163	1,361,163
Andrew Sukawaty(1)	1,009,154	997,645	2,886,505
Non-executive Directors
Sir Bryan Carsberg	16,327	16,327	16,327
Stephen Davidson	16,327	16,327	16,327
Admiral James Ellis Jr (ret)(2)	21,727	16,327	16,327
Kathleen Flaherty	1,500	1,500	—
John Rennocks(2)	43,104	33,104	33,104

*	Or at date of appointment, if later.

Note:

1)	Changes to the interests of Andrew Sukawaty in the ordinary shares of the Company during the period from 1 January 2008 to 18 April 2008 relate to shares acquired through the Inmarsat 2005 Bonus Share Plan.

2)	Changes to interests of John Rennocks and Admiral James Ellis Jr (Rtd) in the ordinary shares of the Company during the period from 1 January 2008 to 18 April 2008 relate to ordinary shares acquired by them.

3)	No right to subscribe for shares in the Company or any body corporate in the same group was granted to, or exercised by any Director or a member of a Director’s immediate family during the financial year.

ITEM 7. MAJOR	SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

Inmarsat plc

Inmarsat Group Limited is directly owned by Inmarsat plc. The company does not know of any arrangements that may, at a subsequent date, result in a change in control of the company. As of 18 April 2008, there were the following direct and indirect interests in more than 3% of the voting rights of Inmarsat plc.

	18 April 2008				20 April 2007
Substantial shareholdings	Number of voting rights		Percentage of issued Share Capital		Number of voting rights	Percentage of issued Share Capital
Harbinger Capital Partners Master Fund I, Ltd. and Harbinger Capital Partners Special Situations Fund, L.P	129,068,751	Indirect	28.20%		—	—
Lansdowne Partners Limited Partnership	50,958,170	Indirect	11.14%		41,660,368	9.11%
Lehman Brothers International (Europe)	48,724,097	Direct	10.64%		—	—
Blackrock, Inc	42,576,471	Indirect	9.31%		42,576,471	9.31%
Legal & General Group Plc	35,631,512	Direct	7.78%		42,356,128	9.27%
The Goldman Sachs Group plc	21,030,332 1,875,000	Indirect Direct	4.60 0.41	% %	—	—
KDDI Corporation.	21,739,149	Direct	4.76%		21,739,149	4.76%
F & C Asset Management plc	19,164,056	Indirect	4.19%		28,100,055	6.14%
Allianz SE	13,812,748	Indirect	3.02%		—	—
Prudential plc	—		—		24,598,828	5.38%
Andrew Sukawaty	*		*		*	*
Rick Medlock	*		*		*	*
Michael Butler	*		*		*	*
Richard Denny	*		*		*	*
Alison Horrocks	*		*		*	*
Eugene Jilg	*		*		*	*
Debra Jones	*		*		*	*
Perry Melton	*		*		*	*
Leo Mondale	*		*		*	*
Rupert Pearce	*		*		*	*
All Executive Officers and Directors as a group (10 persons)(1)	4,945,605		1.08%		9,712,313	2.12%

Note: Percentages are based on the issued ordinary share capital as at the date of the respective notifications.

*	Represents beneficial ownership of less than one percent of ordinary shares outstanding.

(1)	As at 18 April 2008, in addition, the Inmarsat Employees’ Share Ownership Plan Trust held 0.28% of the issued ordinary share capital, which may be allocated to senior management and employees in the future. None of these shares have been issued as of the date of this annual report.

As at 18 April 2008, the Directors and management of Inmarsat plc beneficially owned individually and in aggregate (including shares which may be allocated from within the Trust) 1.36% of the issued ordinary share capital of Inmarsat plc.

Our shareholders who hold 3% or more of the issued share capital of the Company do not have different voting rights to other shareholders.

KDDI

KDDI Corporation is a provider of a comprehensive range of voice, data, IP and mobile services to both business customers and consumers. KDDI Msat, a wholly-owned subsidiary of KDDI, offers mobile and IT-based solutions using Inmarsat products.

Description of Share Capital of the Issuer and the Guarantors

As of the date hereof, Inmarsat Finance plc, the issuer, has an authorized share capital of £50,000 of which 50,000 shares have been issued, partly paid at a par value of £1.00 each, 49,999 of which are held by Inmarsat Group Limited and one of which is held by Inmarsat Holdings Limited, the direct parent company of Inmarsat Group Limited. A description of the share capital of Inmarsat Group Limited and the guarantor companies is as follows:

Name	Issued and fully paid share capital	Nature of business/activity

Inmarsat Investments Limited	534,600,000 ordinary shares of €0.0005	Holding company

Inmarsat Ventures Limited	100,345,801 ordinary shares of £0.10 each and 1 special rights non- voting redeemable preference share of £1.00	Holding company

Inmarsat Global Limited	100,000,002 ordinary shares of £1.00 each	Satellite communications

Inmarsat Services Limited	1 ordinary share of £1.00 each	Employment company

Inmarsat Leasing (Two) Limited	1,001 ordinary shares of £1.00 each	Satellite leasing

Inmarsat Launch Company Limited	4,000 ordinary shares of $1.00 each	Launch insurance company

Inmarsat Ventures Limited Special Share

The International Mobile Satellite Organization, or IMSO, owns one special-rights, non-voting, non-transferrable redeemable preference share, par value £1.00 of Inmarsat Ventures Limited. The special share does not confer any right to participate in our profits.

As holder of the special share, IMSO has effective veto power over the following events:

•	any amendment, or removal, or change in the effect of:

•	our obligations to provide maritime and distress and safety services to the maritime community;

•	the right of IMSO to request an extraordinary meeting of shareholders of Inmarsat Ventures Limited; or

•	our obligations to comply with the public service requirements set out in clause 8 of the memorandum and articles of association of Inmarsat Ventures Limited.

•

the voluntary winding-up of Inmarsat Ventures Limited, the passage of a special resolution to the effect that Inmarsat Ventures Limited should be wound up by a court, the presentation of a petition for the winding-up of Inmarsat Ventures Limited by a court or any proposal for any of the foregoing, unless winding-up of Inmarsat Ventures Limited is occasioned by virtue of it being unable to pay its debts (in terms of section 123 of the Insolvency Act 1986), and

•

removal, or the alteration of the effect of all or any of the provisions of the memorandum and articles of association of Inmarsat Ventures Limited, insofar as they relate to the provision and support of maritime and distress and safety services.

IMSO may, after consulting us and unless otherwise required by law, require us to redeem the special share at par. This can take place at any time by giving written notice and delivering the relevant share certificate to us.

In a distribution of capital in the event of a winding-up of Inmarsat Ventures Limited, IMSO would be entitled to repayment of the capital paid up (or for the purposes of the Companies Act treated as paid up) on the special share in priority to any repayment of capital to any other shareholder of Inmarsat Ventures Limited.

RELATED PARTY TRANSACTIONS

Distribution Arrangements

During 2007, one of our principal shareholders, KDDI Corporation, was among our five largest distribution partners (measured by traffic volume over our network). These distribution partners are parties to the Distribution Agreements. For a description of these new Distribution Agreements, see “Item 10: Additional Information—Material contracts”.

Supply Arrangements

We enter into network and satellite control services and telephone and equipment services contracts with suppliers, including suppliers who are also our existing shareholders. During 2007, we made payments under these contracts in an aggregate amount of US$0.7m. These arrangements may be continuing, or we may enter into additional contracts with existing shareholders on an arm’s length basis on commercial terms.

ITEM 8. FINANCIAL	INFORMATION

See Item 17. “Financial Statements” for the following registrants:

Inmarsat Finance plc

Inmarsat Group Limited

Inmarsat Investments Limited

Inmarsat Ventures Limited

Inmarsat Global Limited

Inmarsat Leasing (Two) Limited

Inmarsat Launch Company Limited

Significant Change

No significant changes have occurred since the date of our consolidated financial statements included in this annual report.

ITEM 9. THE	OFFER AND LISTING

The Senior Notes are currently listed on the Luxembourg Stock Exchange.

ITEM 10. ADDITIONAL	INFORMATION

MEMORANDUM AND ARTICLES OF ASSOCIATION

The following is a summary of the principal provisions of the Company’s Memorandum and Articles of Association (“Memorandum” and “Articles”) as in effect at the date of this report, and certain relevant provisions of the Companies Act 1985. The following summary description is qualified in its entirety by reference to the terms and provisions of the Memorandum and Articles, a copy of which have been filed with the Registrar of Companies for England and Wales.

It is intended that the Articles of Association of the Company will be amended to implement the parts of the new Companies Act 2006 which came into effect on 1 October 2007 and the remaining provisions which will come into effect on 1 October 2009.

Objects and purposes

The Company is incorporated under the name Inmarsat Group Limited, and is registered in England and Wales under registered number 4886115. The Company’s objects and purposes are set out in the third clause of its Memorandum and cover a wide range of activities, including to carry on business as manufacturers, builders and suppliers of and dealers in goods of all kinds, to carry on the business of a holdings company as well as to carry on all other businesses necessary to attain the Company’s objectives. The Memorandum grants the Company a broad range of powers to effect these objectives.

Directors

The Articles provide for a board of directors, consisting of not fewer than one director, who shall manage the business and affairs of the Company.

Under the Company’s Articles, without prejudice to the obligation of any director to disclose his interest in accordance with section 317 of the Companies Act 1985, a director may vote at a meeting of directors on any resolution concerning a matter in respect of which he has, directly or indirectly, an interest or duty. The director must be counted in the quorum present at a meeting when any such resolution is under consideration and if he votes his vote must be counted.

The directors are empowered to exercise all of the powers of the Company to borrow, raise and secure the payment of money in any way the directors think fit, including, without limitation, by the issue of debentures and other securities, perpetual or otherwise, charged on all or any of the Company’s property (present and future) or its uncalled capital, and to purchase, redeem and pay off those securities.

The directors shall be entitled to such remuneration as the Company may by ordinary resolution determine. A director who, at the request of the directors, goes or resides abroad, makes a special journey or performs a special service on behalf of the Company may be paid such reasonable additional remuneration (whether by way of salary, percentage of profits or otherwise) and expenses as the directors may decide.

No person is disqualified from being a director or is required to vacate that office by reason of age.

Directors are not required to hold any shares of the Company as a qualification to act as a director.

Classes of shares

The Company has only one class of ordinary shares.

Rights attaching to the Company’s shares

Dividend rights:    The Company’s shareholders can declare dividends by passing an ordinary resolution provided that no dividend can exceed the amount recommended by the directors. The directors may also pay interim dividends.

All dividends shall be declared and paid according to the amounts paid up on the shares on which the dividend is paid.

Any dividend which has remained unclaimed for 12 years from the date when it became due for payment shall be forfeited at the discretion of the directors.

Voting rights:    Subject to any rights or restrictions attached to any shares, on a show of hands, every shareholder present in person or by proxy at any general meeting has one vote and on a poll, every shareholder present in person or by proxy has one vote for every share which they hold.

Voting at any meeting of shareholders is by a show of hands unless a poll is demanded by the chairman of the meeting or by at least five shareholders at the meeting who are entitled to vote (or their proxies), or by one or more shareholders at the meeting who are entitled to vote (or their proxies) and who have, between them, at least 10% of the total votes of all shareholders who have the right to vote at the meeting.

Liquidation rights:    If the Company is wound up, the liquidator can, with the authority of an extraordinary resolution passed by the shareholders, divide among the shareholders all or any part of the assets of the Company. For this purpose, the liquidator can place whatever value the liquidator considers fair on any property and decide how the division is carried out between shareholders or different groups of shareholders. The liquidator can also, with the same authority, transfer any assets to trustees upon any trusts for the benefit of shareholders which the liquidator decides. No past or present shareholder can be compelled to accept any assets which could give them a liability.

New issues of shares

Subject to the provisions of the Companies Act 1985, the directors have general and unconditional authority to allot (with or without conferring rights of renunciation), grant options over, offer or otherwise deal with or dispose of any unissued shares of the Company (whether forming part of the original or any increased share capital) to such persons, at such times and on such terms and conditions as the directors may decide but no share may be issued at a discount.

General meetings of shareholders

Every year the Company must hold an annual general meeting. The Board can call an extraordinary general meeting at any time and, under general law, must call one on a shareholders’ requisition.

Meetings are convened upon written notice of not less than 21 days in respect of meetings of members called for the passing of a special resolution or annual general meetings of members, and not less than 14 days in respect of most other meetings of members.

Limitations on voting and shareholding

There are no limitations imposed by English law or the Articles on the right of non-residents or foreign persons to hold or vote the Company’s shares other than those limitations that would generally apply to all of the shareholders.

Changes in capital

The Company may by ordinary resolution:

i)	increase its share capital;

ii)	consolidate and divide all or any of its share capital into shares of a larger amount;

iii)	divide all or part of its share capital into shares of a smaller amount

iv)	cancel any shares which have not, at the date of the ordinary resolution, been taken or agreed to be taken by any person and reduce the amount of its share capital by the amount of the shares cancelled

The Company may also by special resolution:

i)	buy back its own shares; and

ii)	reduce its share capital, any capital redemption reserve and any share premium account.

MATERIAL CONTRACTS

Alphasat Phase B/C/D/E1 Contract with European Space Agency

On 8 November 2007 Inmarsat plc entered into an agreement with the European Space Agency (“ESA”) to:

a)	procure the build and launch of Alphasat by 31 December 2013;

b)	embark certain technology demonstration payloads; and

c)	operate Alphasat for a period of 3 years after commissioning and provide ESA with telemetry data on technology demonstration payloads.

Term

The agreement terminates 3 years after the commissioning of Alphasat.

Price

In addition to providing us with the Alphabus satellite platform, ESA will pay Inmarsat an amount as a contribution towards the production of Alphasat and launch services costs and pay its contribution in relation to Alphasat to our main subcontractors (Astrium SAS and Astrium Limited) directly in accordance with a milestone delivery schedule.

Consequences of Failure to perform

If we fail to launch before 31 December 2013, we have an option to require further extension of the launch period until 31 December 2015. If we exercise this option we shall pay liquidated damages for any launch delay beyond 31 May 2014 up to an agreed amount. The payment shall be in lieu of any or all rights to terminate the agreement before 1 January 2016.

Termination

ESA may terminate the agreement in the following circumstances:

•	if we become insolvent or legal action leading to bankruptcy is taken against us by creditors;

•	if we resort to fraudulent practices in connection with the agreement;

•	if we fail to continue to meet the technical requirements of the agreement;

•	if we fail to launch Alphasat by 31 December 2013—or if the option to extend the launch period is exercised-by 31 December 2015; or

•	if we transfer the agreement or conclude sub-contracts without ESAs consent.

Alphasat Contract with Astrium SAS

On 8 November 2007 we entered into an agreement with Astrium SAS (“Astrium”) to design, develop, manufacture, test, integrate and prepare Alphasat for launch. The satellite is due for delivery to the launch site on or before 8 April 2012.

Term

The agreement terminates 40 calendar quarters after Alphasat’s successful injection into its orbital location.

Price

The price to be paid includes the manufacture and integration of Alphasat, post-launch milestone and incentive payments. Payments are broken down between ESA payment stream and Inmarsat payment stream and will be made by in accordance with a milestone delivery schedule. In addition to milestone payments, Astrium may receive performance incentive payments from us for Alphasat being successfully operated during 40 calendar months after successful orbital injection. The aggregate of post launch milestone and incentive payments is 10% of the Inmarsat payment stream.

Option

Astrium has granted us the following options under the agreement:

•	an option to order up to 4 other optional spacecraft by 31 December 2015 at a base price subject to a currency conversion formula;

•

an option to require Alphasat to be stored for a period of up to 5 years at any time prior to launch. The first 6 months storage is free. At certain times we must pay storage and interest on performance incentives to Astrium . If we do not launch within 5 years both parties in good faith shall renegotiate performance incentives;

•	an option to purchase a payload control system by 30 June 2009;

•	an option to obtain launch support for other launch services 10 months prior to shipping Alphasat; and

•	an option to purchase a beam weight engine by 31 December 2009.

Consequences of Failure to Perform

We are entitled to the following payments and have the following remedies against Astrium in the following circumstances:

•	if Alphasat is delivered late, we receive damages up to an agreed maximum;

•

if Astrium anticipates that it cannot deliver Alphasat by an agreed date and in the absence of a negotiated alternative, we notify Astrium that we are treating the contract as discharged with respect to all or part of the work related to the breach and choose between the following remedies;

•	take over the work and pay Astrium fair and reasonable price for the work. Astrium shall reimburse us for any and all increases costs up to a maximum percentage of the contract price;

•	receive a refund of all amounts paid by us with interest at the Euribor rate calculated from the date of each payment until the date of reimbursement.

•	if Astrium fails promptly to correct satellite deficiencies, we can choose:

•	to have all deficiencies rectified by other means at Astriums cost (up to a maximum of 5% of price of the spacecraft);

•	not to have the deficiency corrected but to negotiate an equitable reduction in the price and an appropriate limitation on the satellite performance incentive payment.

If Astrium fails to cure any other breach of the agreement within 30 days after it receives our notification of the breach, we may seek any remedy legally available to us.

Astrium may elect to terminate the agreement if any payment in excess of a minimum figure remains unpaid for more than 180 days

If Inmarsat fails to cure any other breach of the agreement within 30 days after it receives notification from Astrium of the breach, Astrium may seek any remedy legally available to them.

Warranty.

Astrium provides a warranty that covers equipment (including spacecraft) and services including. Launch vehicle interfaces and support services, mission support, transportation and storage. The warranty provides that all equipment is free from any defects in design, materials and workmanship and that services shall be performed in a skilful and workmanlike manner and that both shall conform to the requirements of the contract. The warranty period for services, equipment and software shall commence at the time of final acceptance for duration of 1 year.

The warranty in relation to spacecraft shall commence at the time of final acceptance and shall run for 1 year or until launch whichever occurs first or if placed in storage 5 years.

Termination

In addition to the circumstances which may give rise to a right to terminate summarized under “Consequences of Failure to Perform” above, the agreement may be terminated:

•	by either party, in whole or in part at any time, if either party becomes insolvent or goes into liquidation, or resorts to fraudulent practices in carrying out the contract;

•

by us, in whole or in part, at our convenience (in which case, we must pay termination charges, including a fixed profit element, to Astrium), at any time except in relation to a satellite that we have finally accepted; and

•

by us, if force majeure events delay delivery by more than 180 days or permanently prevent Astrium from complying with the timetable (in which case, we must pay Astrium a portion of the termination charge we would have paid if we had terminated for convenience).

Launch Services Contract with ILS International Launch Services, Inc

In August 2007, we entered into an agreement with International Launch Services, Inc (“ILS”) to provide one launch on a Proton Breeze M launch vehicle for our third Inmarsat-4 satellite. The price for this launch is fixed save that in the event that a Launch Period or a Launch Slot is postponed by ILS the final price shall be modified based on a pre agreed price applicable for the new Launch Period or Launch Slot.

The agreement identifies several events as excusable delays. Neither party is liable for penalties associated with such delays, which include force majeure-type events, interruptions of essential services, or adverse weather or launch safety conditions.

Neither party gives a warranty and both expressly disclaim all potential liability arising from the agreement, other than as a result of intentional misconduct. We may terminate the agreement for convenience, in which case ILS will be entitled to retain a pre-agreed termination charge. ILS may terminate the agreement should any payment due remains outstanding for 30 days. In addition, both parties have termination rights for excessive launch postponements (not to include the excusable delays discussed above).

Satellite Phone Services Handheld Terminal Development

On 15 August 2007 we entered into an agreement with EMS Technologies Canada Limited (“EMS”) for the development and delivery to us of handheld satellite terminals capable of mass production (“HH”) and core modules (“CMs”) for the same. The HH are to be designed to function over the ground station equipment that is being developed by Lockheed Martin under a separate contract. The CMs to be developed will provide the essential platform for HH to function and will be capable of use and adaption into other terminals for use over the satellite phone services network being developed. The delivery of development prototypes and the final fully functioning models capable of productionisation are scheduled to occur in a complementary fashion with the development of the ground infrastructure and the launch of the satellite phone service (currently scheduled for 2009).

Term

There are 3 separate agreements that cover the development of the CM and HH between Inmarsat and EMS. Two for the development of the CM (initially Inmarsat had intended to sub-contract the management of part of the development) and one for the HH. The HH agreement expires on 18 June 2010. The term includes 18 months of warranty on the deliverables and software following their acceptance by Inmarsat.

Price

The total contract price covers delivery of prototype CMs and HH and development of the software required to operate both. The price is payable in successive instalments in accordance with a milestone schedule.

Warranty

EMS warrant that all deliverables under the contract, including equipment, will be new and free from any defects in materials, workmanship and that all services shall be performed in a skilful and workmanlike manner consistent with the best practices of the industry. All services and equipment are warranted to conform to the requirements specified in this Contract. The warranty shall commence on the date of Inmarsat’s issuance of a Certificate of Final Acceptance and end 18 months later.

EMS shall secure certain third party licenses for background technology embedded in the HH and CM. License fees for these intellectual properties may be recovered by the licensor both as a one off non recurring fee for integration into the HH and CM and subsequently on sale of the HH or derivative products to users of HH and derivative products.

If EMS breach any warranty regarding the quality of the equipment and services provided we can require EMS to correct or replace the defective or non-conforming equipment and services at their expense.

Remedies for Unsatisfactory Performance

If EMS provide us with unsatisfactory performance we may terminate the agreement under defined circumstances EMS’s liability is limited to direct damages and does not extend to indirect, consequential or special damages, including loss of profit or business.

Remedies for late delivery/Incentives for early delivery

Liquidated damages shall accrue, provided that such delay is caused by a contract item under EMS’s control.

Termination

We may terminate this agreement without prejudice to any other rights and remedies, which we have under the agreement or under the law:

•	if EMS fail to remedy a breach of any of their material obligations, including failure to meet any of its scheduled performance milestones, within 30 days after we request them to do so in writing;

•	if EMS become subject to insolvency procedures; and

•	if after notice to EMS that time is of the essence in relation to specific obligations, they have not performed such obligations by a reasonable date stated in our notice.

If we terminate this agreement for cause (i.e., for those reasons above) we may receive the following remedies:

•

we may, at our sole discretion, take over all or part of the work completed prior to the termination, in which case, EMS must compensate us for any increased cost reasonably incurred in completing the work; or

•

if we do not elect to take over and complete all or any part of the work completed prior to the termination provided that such termination occurs before the date of acceptance by Inmarsat of the first set of equipment to be installed and integrated for operation at our designated site, EMS must refund to us all amounts paid by us for that work and pay the increased cost that we reasonably incur in procuring alternative goods and/or services.

In addition:

•

if a force majeure event delays the delivery timetable by more than ninety days, or permanently prevents EMS from complying with the delivery timetable (in which case the financial consequences of the termination will be determined by reference to a pre-agreed termination for convenience profile), we may terminate this agreement or may renegotiate the agreement. However, in these circumstances we do not have the right to take over and complete the work as described above.

Satellite Phone Services Ground Network Development

On 23 December 2006 we entered into an agreement with Lockheed Martin Integrated Systems & Solutions (LM) for the delivery to us of ground station equipment that we intend to use for satellite interface and transmission for the intended roll out of our global voice service. There are three sets of equipment to be delivered to three sites around the world in order that services may be modernized and extended in Asia by June 2009 and commenced in Europe by May 2009 and the rest of the world (assuming launch of Inmarsat-4 F3 in 2008) in April 2009.

Term

The agreement currently expires on 22 June 2010. The term includes one year of warranty on each of the three sets of equipment and software following their acceptance by Inmarsat.

Price

The total price covers delivery of the ground station equipment and development of the software required to operate the system and is payable in successive installments in accordance with a milestone schedule. The agreement has been subject to several change notes which have resulted in price increases.

If we elect to have LM provide maintenance support for the equipment after the expiry of the initial warranty we must pay a monthly fee per site. This fee is subject to a fixed increase in the second and third year of such maintenance.

Warranty

LM warrant that all deliverables under the agreement, including equipment, will be new and free from any defects in materials, workmanship and that all services shall be performed in a skilful and workmanlike manner consistent with the best practices of the industry. All services and equipment are warranted to conform to the requirements specified in this agreement. The warranty shall commence on the date of Inmarsat’s issuance of a Certificate of Final Site Acceptance and end 12 months later.

LM shall procure for and hold on Inmarsat’s behalf, Inmarsat-owned spares, above those held on the operational sites, as contingency for equipment failure.

If LM breach any warranty regarding the quality of the equipment and services provided we can require LM to correct or replace the defective or non-conforming equipment and services at their expense.

Remedies for Unsatisfactory Service and Support

If LM provide us with an unsatisfactory performance (meaning performance that does not comply with the technical and functional requirements set out in the agreement or system availability that does not meet the minimum requirements agreed by the parties), we are entitled to damages of up to a maximum of US$1.0m per annum. If LM provide us with unsatisfactory performance we may terminate the agreement or continue to receive the service(s) but negotiate lower performance standards and lower prices. LM’s liability is limited to direct damages and does not extend to indirect, consequential or special damages, including loss of profit or business.

Remedies for late delivery/Incentives for early delivery

Liquidated damages shall accrue, provided that such delay is caused by a contract item under LM’s control. Should acceptance occur prior to its scheduled date, the contract price shall increase.

Termination

We may terminate this agreement without prejudice to any other rights and remedies, which we have under the agreement or under the law:

•	if LM fail to remedy a breach of any of their material obligations within 30 days after we request them to do so in writing;

•	if LM become subject to insolvency procedures;

•	for anticipatory breach, repudiation, inability to perform or lack of due diligence which LM fail to remedy within 30 days of our notice; or

•	if after notice to LM that time is of the essence in relation to specific obligations, they have not performed such obligations by a reasonable date stated in our notice.

If we terminate this agreement for cause (i.e. for those reasons above) we are entitled to the following remedies:

•

we may, at our sole discretion, take over all or part of the work completed prior to the termination, in which case, LM must compensate us for any increased cost reasonably incurred in completing the work; or

•

if we do not elect to take over and complete all or any part of the work completed prior to the termination provided that such termination occurs before the date of acceptance by Inmarsat of the first set of equipment to be installed and integrated for operation at our designated site, LM must refund to us all amounts paid by us for that work and pay the increased cost that we reasonably incur in procuring alternative goods and/or services.

In addition:

•

if a force majeure event delays the delivery timetable by more than ninety days, or permanently prevents LM from complying with the delivery timetable (in which case the financial consequences of the termination will be determined by reference to a pre-agreed termination for convenience profile), we may terminate this agreement or may renegotiate the agreement. However, in these circumstances we do not have the right to take over and complete the work as described above.

Senior Facility Agreement

Inmarsat Investments Limited (100% owned subsidiary of Inmarsat holdings Limited), as borrower, and certain subsidiaries of Inmarsat plc, as guarantors, entered into a new Senior Facility Agreement on 24 May 2005, with Barclays Capital, ING N.V. and The Royal Bank of Scotland plc as mandated lead arrangers, Barclays Capital, ING N.V. and the Royal Bank of Scotland plc as book runners and Barclays Bank plc as agent and security trustee, as amended.

The Senior Facility Agreement provides for an amortizing term loan of US$250.0m and a US$300.0m Revolving Committed Facility which was US$70.0m drawn as at 31 December 2007 (undrawn as at 31 December 2006).

Interest Rates and Fees

Advances under the Senior Facility Agreement bear interest for each interest period at a rate per annum equal to LIBOR plus an applicable margin of between 1.35% to 0.6% tied to a leverage grid. The initial margin was 1.2% and at 31 December 2007 the margin was 0.7%.

We paid customary fees to the lenders under the Senior Facility Agreement for making the term loan available under the Senior Facility Agreement.

Guarantees and Security

Inmarsat Investments Limited’s obligations under the Senior Facility Agreement are guaranteed by Inmarsat Group Limited, Inmarsat Ventures Limited, Inmarsat Global Limited, Inmarsat Leasing Limited, Inmarsat Leasing (Two) Limited, Inmarsat Launch Company Limited, Inmarsat Services Limited and Inmarsat (IP) Company Limited. The obligations of the guarantors are joint and several. Subject to certain conditions, Inmarsat plc must procure that the aggregate of the unconsolidated total assets and unconsolidated subsidiary EBITDA of the guarantors exceeds 85% of our consolidated assets and EBITDA, respectively, calculated by reference to the most recent audited consolidated financial statements of each guarantor.

In addition, the Senior Facility Agreement lenders benefit from a pledge over the shares of Inmarsat Ventures Limited.

Maturity

The Senior Facility Agreement is comprised of one term loan—a US$250.0m principal amount term loan facility and a US$300.0m Revolving Committed Facility available to May 2010. Effective from 1 December 2006, Inmarsat received the consent of 100% of the lenders under the Senior Credit Facility to amend the term loan repayments due in 2007 (two equal instalments totaling US$50.0m) and 2008 (two equal instalments totaling US$50.0m) to reschedule them to the termination date in 2010. All other terms and conditions remained unchanged.

Use of Proceeds

The proceeds of the new Senior Facility Agreement, together with existing surplus cash and IPO proceeds were used to repay the Previous Senior Facility Agreement as well as the Subordinated Preference Certificates and the 35% Senior Notes principal repayment. The revolving committed facility was US$70.0m drawn as at 31 December 2007.

Voluntary and Mandatory Prepayment

The term loans allow for voluntary prepayments and require mandatory prepayment at par in full or in part in certain circumstances, including:

•	a change of control or sale;

•	the disposal of assets other than in the ordinary course of trading or specific exceptions specified in the Senior Facility Agreement; or

•

the receipt of insurance claim proceeds in excess of US$1.0m unless (i) they are applied or contractually committed to be applied in the purchase, repair or replacement of fixed assets for use in the business within 12 months of receipt or have to be applied in payment of third party liabilities, (ii) they relate to the Inmarsat-4 satellite programme and, within 12 months of receipt, are committed to be applied in the case of the first loss (or partial loss) of an Inmarsat-4 satellite, in construction of a replacement launch vehicle, and in the case of any subsequent loss, in the construction of a new Inmarsat-4 satellite, a new launch vehicle and insurance for such satellite.

Amounts received by us which may become subject to the preceding prepayment provisions will be retained in a cash collateral account charged to the security agent until applied.

Representations, Warranties and Undertakings

The Senior Facility Agreement contains customary representations and warranties.

In addition, it contains negative covenants that restrict or prohibit Inmarsat Investments Limited and its subsidiaries (subject to certain agreed exceptions) from:

•	merging or consolidating with or into any other person;

•	materially changing the general nature of their business;

•	selling, transferring, leasing or otherwise disposing of any of their assets;

•	creating security interests over any part of their assets, save (among other things) to secure the notes as permitted under the intercreditor agreement;

•	entering into any contract or arrangement unless it is on arm’s length terms;

•	conducting certain acquisitions or investments, or entering into joint ventures or partnerships;

•	incurring or having outstanding certain borrowings, guarantees, indemnities, loans or letters of credit;

•	conducting certain share issues or issuing options for the issue of any shares or loan capital, or redeeming or purchasing their own shares;

•	making any repayment of principal or payment of interest under the indenture related to the notes and related documents, except as permitted by the intercreditor agreement; or

•	declaring or paying certain dividends or making certain other distributions to our shareholders

In addition, the Senior Facility Agreement requires us to maintain specified consolidated financial ratios, such as EBITDA to total net interest payable, total net debt to EBITDA and senior net debt to EBITDA.

The Senior Facility Agreement contains customary affirmative undertakings, including (among others) undertakings related to:

•	the maintenance of material insurance policies;

•	the maintenance of all relevant authorizations;

•	protection of our intellectual property;

•	implementing certain interest rate hedging policies; and

•	information and accounting.

•	The Senior Facility Agreement contains customary events of default, including (among others):

•	non-payment of amounts due under the Senior Facility Agreement, subject to a three business day grace period, solely in relation to any administrative or technical error;

•	breach of other covenants (including financial covenants);

•	breach of representations or warranties;

•	invalidity or unlawfulness of certain senior finance documents;

•	certain insolvency, receivership, liquidation, winding up or related events including creditors’ process;

•	cross default when any financial indebtedness of US$15.0m or more is not paid when due or is capable of being declared due and payable;

•	change of ownership;

•	breach of any term in the intercreditor agreement;

•	certain material litigation is commenced or threatened; or

•	regulatory proceedings or other events having materially adverse effects occur.

At any time after the occurrence of an event of default the lenders may terminate the availability of the facilities, declare any outstanding advances due and payable, require any borrower to prepay certain liabilities, and/or take any other action allowed under the documents or law.

The Senior Notes

Inmarsat Finance plc completed an offering of US$375.0m aggregate principal amount 7 5/8% Senior Notes due 2012 in January 2004. In April 2004, Inmarsat Finance plc issued a further US$102.5m aggregate principal amount of 7 5/8% Senior Notes due 2012. We refer to these notes collectively as the Senior Notes. The Senior Notes are guaranteed on a senior basis by Inmarsat Group Limited, the parent company of Inmarsat Finance plc, and on a senior subordinated basis by Inmarsat Investments Limited, Inmarsat Ventures Limited, Inmarsat Limited, Inmarsat Leasing (Two) Limited and Inmarsat Launch Company Limited. Inmarsat Investments Limited’s guarantee of the Senior Notes is secured by a second ranking charge over the shares of Inmarsat Ventures Limited. The proceeds from each offering of Senior Notes were loaned by Inmarsat Finance plc to Inmarsat Investments Limited pursuant to separate subordinated intercompany note proceeds loans on substantially identical terms. The terms of these subordinated intercompany note proceeds loans provide that interest will accrue at a rate sufficient to fund interest on the Senior Notes (including default interest) and, if applicable, additional amounts. In July 2005 the Group redeemed 35% of its Senior Notes, reducing the notes outstanding from US$477.5m to US$310.4m. During 2007 Inmarsat Investments Limited purchased US$38.0m of our Senior Notes at a premium of US$1.3m (2006: US$43.6m at a premium of US$1.2m).

In October 2004, Inmarsat Finance plc consummated a public exchange offer pursuant to which it exchanged the Senior Notes for substantially identical Senior Notes registered under the Securities Act.

Interest on the Senior Notes is payable semi-annually on 28 February and 31 August of each year. The Senior Notes are redeemable, at the option of Inmarsat Finance plc, in whole or in part, at any time on or after 1 March 2008, at 103.813% of their principal amount, plus accrued interest, declining to 100.0% of their principal amount, plus accrued interest, on or after 1 March 2011.

The indenture governing the Senior Notes contains customary covenants, limitations and requirements with respect to indebtedness, restricted payments, dividends and other payments affecting restricted subsidiaries, transactions with affiliates, liens, asset sales, issuance of guarantees of indebtedness of restricted subsidiaries, sale and leaseback transactions, consolidations and mergers, the provision of financial statements and reports and the maintenance of insurance with respect to our satellites. The indenture also requires Inmarsat Finance plc to commence and consummate an offer to purchase the Senior Notes for 101% of their aggregate principal amount, together with any additional amounts and any accrued and unpaid interest owed on the Senior Notes to the date of purchase, upon events constituting or which may constitute a change of control of us.

Intercreditor Agreement

On 21 June 2005, (1) Inmarsat Investments Limited as Original Borrower and Guarantor, (2) Inmarsat Ventures Limited, Inmarsat Global Limited, Inmarsat Leasing Limited, Inmarsat Leasing (Two) Limited, Inmarsat (IP) Company Limited, Inmarsat Group Limited and Inmarsat Launch Company Limited as Additional Guarantors, (3) Barclays Bank PLC, ING N.V., and The Royal Bank of Scotland plc, as the senior lenders, (4) Barclays Bank PLC as agent of the other senior finance parties, (5) Barclays Bank PLC as the security trustee and agent, (6) Barclays Bank PLC as the Issuing Bank, (7) The Royal Bank of Scotland plc as the Original Hedging Bank, (8) The Bank of New York as the trustee in connection with the Senior Notes (9) Inmarsat Finance plc as the issuer of the Senior Notes (10) Inmarsat Holdings Limited, Inmarsat Investments Limited, Inmarsat Ventures Limited, Inmarsat Global Limited, Inmarsat Leasing Limited, Inmarsat Leasing (Two) Limited, Inmarsat (IP) Company Limited, Inmarsat Group Limited and Inmarsat Launch Company Limited as the Original Intercompany Lenders, and (11) Inmarsat Holdings Limited, Inmarsat Investments Limited, Inmarsat Ventures Limited, Inmarsat Global Limited, Inmarsat Leasing Limited, Inmarsat Leasing (Two) Limited, Inmarsat (IP) Company Limited, Inmarsat Group Limited and Inmarsat Launch Company Limited as the Original Intercompany Borrowers, entered into an intercreditor agreement (the “Intercreditor Agreement”).

The Intercreditor Agreement sets out:

•	the relative ranking of certain debt (not including the notes or the guarantee) of Inmarsat plc and its subsidiaries;

•	when payments can be made in respect of that debt;

•	when enforcement actions can be taken in respect of that debt;

•	the terms pursuant to which that debt will be subordinated upon the occurrence of certain insolvency events;

•	turnover provisions; and

•	agreements among secured creditors of the obligors regarding enforcement of their security.

Priority

The Intercreditor Agreement provides that certain outstanding debt of Inmarsat plc and its subsidiaries will have the following priority:

•

first, the “senior debt” (which consists of all money and liabilities now or in the future due, owing or incurred under the Senior Facility Agreement and related documents, together with all accruing interest and all related losses and charges) and any “hedging liabilities” (which consist of any liabilities due to any hedging lender in relation to any hedging document approved by the security trustee);

•	second, the subsidiary guarantees of the Senior Notes; and

•	third, the subordinated intercompany funding loan, any other intercompany debt other than the subordinated intercompany note proceeds loan and the investor debt.

The ranking of the Senior Notes, the Senior Discount Notes and the parent guarantee is not governed by the Intercreditor Agreement.

Provisions Governing the Senior Notes

Permitted payments.    Until the repayment in full of the Senior Facility Agreement no subsidiary guarantor of the Senior Notes will:

•

pay any amount on or in respect of, or make any distribution in respect of, its subsidiary guarantee in cash or in kind or apply any money or property in or towards discharge of its subsidiary guarantee, except as described below;

•	exercise any set-off against its subsidiary guarantee, except as described below;

•

create or permit to subsist any security, or give any guarantee from Inmarsat plc or any subsidiary of it (including Inmarsat Holdings Limited or Inmarsat Finance plc), for, or in respect of, its subsidiary guarantee, other than the guarantees and security in favor of the holders of the Senior Notes; or

•	make certain amendments to the indenture governing the Senior Notes or any other agreement related to the subsidiary guarantees;

and, except with the prior consent of the majority lenders under the Senior Facility Agreement, no holders of the Senior Notes shall:

•

demand or receive any payment from any subsidiary guarantor of any amount on or in respect of, or any distribution from any subsidiary guarantor in respect of, any subsidiary guarantee in cash or in kind or apply any money or property in or towards discharge of any subsidiary guarantee, except as described below;

•	exercise any set-off against any subsidiary guarantee, except as described below; or

•

permit to subsist or receive any security or any guarantee from Inmarsat plc or any subsidiary of it for (including Inmarsat Holdings Limited or Inmarsat Finance plc), or in respect of, any subsidiary guarantee, other than the guarantees and security in favour of the holders of the Senior Notes.

Notwithstanding the foregoing, a subsidiary guarantor may pay and a holder of the Senior Notes may receive:

•	“permitted junior securities”; and

•	subject to the suspension provisions below, payments on the guarantees in respect of interest, fees, expenses and other amounts in accordance with the indenture governing the Senior Notes.

The preceding payments (other than payments made in “permitted junior securities”) must be suspended if:

•	a payment event of default under the Senior Facility Agreement occurs (until the default has been waived or remedied); or

•

a non-payment event of default under the Senior Facility Agreement has occurred and the senior agent has served a notice of such non payment default to the trustee and the issuer of the Senior Notes, until the earliest of:

•	179 days after notice was served on the issuer and the trustee of the Senior Notes by the senior agent;

•	if a standstill period with respect to the subordinated intercompany shareholder funding loan is in effect after the delivery of the notice above, the date on which that standstill period expires;

•	the date on which the senior default has been waived or remedied;

•	the date on which the senior agent delivers notice to the issuer and the trustee of the Senior Notes cancelling the payment suspension; and

•	the date of repayment in full of all obligations under the Senior Facility Agreement.

Enforcement action.    Until the repayment in full of the Senior Facility Agreement, except with the prior consent of or as required by the majority lenders under the Senior Facility Agreement, the trustee and the holders of the Senior Notes may not take any “enforcement action” in relation to the subsidiary guarantees unless they have matured in accordance with their terms.

Subordination upon Insolvency.    If:

•

any order is made or resolution passed for the suspension of payments, moratorium of any indebtedness, winding-up, dissolution, administration or reorganization (by way of voluntary arrangement, scheme of arrangement or otherwise) of any obligor under the senior finance documents or the high yield finance documents;

•	any obligor enters into any composition, assignment or arrangement with its creditors generally;

•	any liquidator, receiver, administrator, administrative receiver, compulsory manager or other similar officer is appointed in respect of any obligor or any of its assets; or

•	any analogous event occurs in any jurisdiction,

then the subsidiary guarantees will be subordinated in right of payment to the Senior Facility Agreement and the related hedging liabilities and, until the Senior Facility Agreement and related hedging obligations are discharged, the trustee and each holder of the Senior Notes must (among other things):

•	hold all payments and distributions in cash or in kind received or receivable by it in respect of the subsidiary guarantees on trust for the senior lenders under the Senior Facility Agreement;

•	on demand by the senior lenders or their agent, pay an amount equal to subsidiary guarantees owing to it and discharged by set-off or otherwise to the senior lenders or their agent; and

•

promptly direct the trustee in bankruptcy, liquidator, assignee or other person distributing the assets of the relevant debtor or their proceeds to pay distributions in respect of the subsidiary guarantees directly to the senior creditors or their agent, save, in each case, that the trustee and senior noteholders will be entitled to receive and retain “permitted junior securities”.

For purposes of the foregoing, “permitted junior securities” means:

•	equity securities of the parent guarantor of the Senior Notes and/or any holding company of it; and

•

debt securities of the parent guarantor of the Senior Notes, the issuer of the Senior Notes, any holding company of either of them and/or of the relevant subsidiary guarantor that (in the case of the subsidiary guarantors only) are subordinated in right of payment to the Senior Facility Agreement at least to the extent that the subsidiary guarantees are subordinated to the Senior Facility Agreement.

Turnover

The subordinated creditors under the Intercreditor Agreement (i.e. the Senior Note trustee, the holders of the Senior Notes, the holder of the subordinated intercompany Senior Note proceeds loan, the holder of the subordinated intercompany funding loan and the other intercompany lenders) have agreed in relation to the relevant subordinated obligations that, prior to the discharge in full of all senior obligations, to turn over to the security agent under the Senior Facility Agreement all payments received in violation of the Intercreditor Agreement.

We obtained permission of the lenders under the Senior Facility Agreement to issue the Senior Discount Notes.

Commercial Framework Agreement

In December 2003, we concluded negotiation of a master commercial framework agreement (the “Commercial Framework Agreement”), an agreement to be entered into among Inmarsat Ventures Limited, Inmarsat Global Limited and any distribution partner in respect of our services we may appoint from time to time. This agreement sets out the terms of our responsibilities and those of our distribution partners in the provision of our satellite communication services upon the date of signing by each new distribution partner.

Each signatory of a Commercial Framework Agreement will also sign, as applicable, a new master distribution agreement known as the Land Earth Station Operator Agreement (“LESO Agreement”), a master R-BGAN distribution agreement, a master BGAN distribution agreement (varying dependant on whether the BGAN service is land, maritime or aeronautical), a master lease services provider agreement, a master SPS distribution agreement or other specialized services distribution agreement for current or future services, depending on the nature of the services we will provide to the distribution partner.

All of our distribution partners have executed a Commercial Framework Agreement other than those R-BGAN distributors that signed a master R-BGAN distribution agreement prior to the Commercial Framework Agreement.

Term

Each Commercial Framework Agreement expires on 14 April 2009. The agreements set out a procedure for renewal near the end of their term, although no party is required to renew its agreement and we do not intend to do so.

Proposals for new distribution arrangements were put forward to distribution partners in January 2008.

Price

For each of our services a distribution partner provides to end-users, the distribution partner must pay us the price specified in its Commercial Framework Agreement or the applicable distribution agreement for that service. Prices are subject to service-specific, volume-based discounts for distribution partners that reach specified sales revenue targets and traffic targets in the case of R-BGAN only distributors. Initial wholesale prices for our existing services (including R-BGAN), as well as the associated volume discounts related thereto, are set out in each Commercial Framework Agreement or the applicable distribution agreement. Pursuant to these agreements, we must provide prices for our next-generation (e.g. BGAN for the aeronautical sector) services to our distribution partners before we launch those services.

Each Commercial Framework Agreement provides that, in the initial pricing period (from 15 April 2004 until 31 December 2006), we will provide distribution partners with volume discounts and, after 2005, other incentives in a minimum annual amount equal to 6.5% (2005) and 7.0% (2006, 2007 and 2008) of our previous-year revenue from all “demand-assigned” services (i.e. existing and next-generation services other than leasing and radio-determination services). To the extent that the value of volume discounts and other incentives our distribution partners earn is less than the minimum amount specified in the preceding sentence in any year (at least to the end of 2008), we must add such shortfall to the minimum incentive amount for distribution in the following year, and can allocate it in a variety of forms, including price promotions, reductions or incentives.

In addition to the above incentives, from 2006 onwards, we must provide distribution partners with an additional incentive in the form of either (at the relevant distribution partner’s option) a cash payment or a credit against amounts due for airtime purchased from Inmarsat Global Limited, in either case, if we exceed certain total revenue targets. These revenue targets have been set for 2007 and 2008.

Subject to cost and revenue neutral alterations, the initial prices and discounts set out in each Commercial Framework Agreement will be effective until 31 December 2008 in respect of existing services covered by the LESO Agreement. Existing prices and discounts in respect of R-BGAN services and BGAN services for the Land sector are effective until 14 April 2009, subject at all times to the ability to revise those prices subject to the notice provisions laid out in the respective distribution agreements.

Distribution

Under each Commercial Framework Agreement, we are not restricted from appointing new distribution partners for our existing services, if such new distribution partners provide land earth stations, unless a distribution partner is our affiliate, in which case the provisions summarized under “Distribution” apply.

Each Commercial Framework Agreement provides that we may appoint distribution partners (including distribution partners who are not currently distribution partners under our existing distribution arrangements) of our R-BGAN, BGAN and SPS services in accordance with objective selection criteria. Those selection criteria currently relate to the capability, stability, liquidity and performance of potential new distribution partners and vary according to service. However, we may not recruit service providers of our existing distribution partners while they are under contract to provide services to their existing distribution partners or for a period of 12 months after the expiration of such a contract, nor may we appoint new distribution partners in certain pre-existing core segments of the BGAN market during an initial period of two years following commercial launch of BGAN services, unless we identify a market insufficiently addressed by existing distribution partners (and following consultation with them).

In order to protect distribution partners’ investment in their distribution channels, as long as they remain in force the Commercial Framework Agreements generally prohibit us from selling any services directly to end-users. However, the Commercial Framework Agreements do not prohibit us from selling directly to end-users those services for which the LESO Agreement (as defined below) allow us to own and operate a land earth station.

Land Earth Station Operator Agreement

In December 2003, we finalized the principal terms of a five-year extension to our existing distribution agreements with our distribution partners who operate land earth stations. All of our distribution partners have executed this land earth station operator agreement (each a “LESO Agreement”), except those who provide only R-BGAN, BGAN or SPS services. BGAN services includes reference to FleetBroadband and SwiftBroadband services as well.

Services

These LESO Agreements relate to the following services:

•	our existing services (i.e. other than R-BGAN, BGAN and SPS services);

•	any service that we provide via our Inmarsat-2 or Inmarsat-3 satellites;

•	any service that is part of a global service that utilizes traffic channels assigned in the regional spot beams or the global beams of the Inmarsat-4 satellites; and

•	any other service that we offer if that service uses or is substantially based on the communications systems technology specified in the agreement.

Leases are not covered by the LESO Agreements, and are covered by the Lease Services Provider Agreement described below.

We may authorize a distribution partner to provide new services other than the services described in the above paragraphs, but we have no obligation to do so.

A distribution partner may enter into arrangements with any reseller, and is responsible for its resellers’ actions. In addition, each distribution partner has the right (and obligation) to set the prices for distribution of services under its LESO Agreement to resellers and end-users.

The distribution partner must use its reasonable efforts to promote the use of the services that it chooses to provide, may work with us to achieve marketing goals we have jointly agreed and can develop value-added services. It must also participate in dual branding, market information and customer service programmes.

Term

Each LESO Agreement commenced on 15 April 2004 and expires on 14 April 2009.

Prices

For each of our services that a distribution partner provides through its land earth station, it must pay us the fixed price specified in its LESO Agreement (expressed in US dollars per chargeable unit) for that service, multiplied by the volume of traffic that it generates in relation to that service. Pricing is subject to service-specific, volume-based discounts for each distribution partner that reaches specified sales revenue targets.

The agreement specifies initial pricing for existing services, as well as volume discounts related thereto, both of which have been established for the period to 31 December 2008.

Affiliated Distribution Partners

We have the right to establish, acquire or affiliate with land earth stations under certain conditions:

•

in an ocean region (defined by satellite beam location), with the unanimous consent of all the distribution partners that have had 50% or more of their terminals inactive over the preceding 12 month period and if traffic has declined for two successive years, or that are experiencing a 25% decrease in traffic against the baseline year of 2003 for a particular service, or where three or fewer distribution partners support a service (in all cases following good faith negotiations with those affected distribution partners);

•	in an ocean region (defined by satellite beam location) where there is a complete withdrawal of distribution partners from that region;

•	with the consent of distribution partners responsible for 66 2/ 3% of our revenues derived from all LESO Agreements in the previous 12 month period; or

•

under certain defined circumstances where no distribution partner has agreed to match our offer of marketing funds to promote a specific service in a promotional scheme we organize (in which case we are permitted to operate a land earth station only to provide the specific service), as long as all arrangements with such new land earth stations are on equal terms with land earth stations of our other distribution partners (related to services, otherwise confidential information, etc.). We must operate any new land earth stations we establish through a separate subsidiary with separate accounting procedures, informational databases and operational staff.

We may sell permitted services directly to resellers and end-users through any new land earth station we establish, acquire or affiliate with in accordance with the conditions above.

Our land earth stations at Fucino, Burum and elsewhere may not carry existing services directly to resellers or end-users, but do so for R-BGAN, BGAN and SPS services.

Distribution

Each LESO Agreement provides that:

•

we may authorize other entities, on a non-exclusive basis, to construct land earth stations in order to provide the services to which the LESO Agreements relate via our satellites, but that entity may not be one of our affiliates (meaning a corporation or other form of organization we directly or indirectly control), except as provided above. Such authorizations must be on terms and conditions that are no more favorable to the newly authorized entity than those we offer to other operators of land earth stations;

•	if we or one of our affiliates acts as a reseller, we or it must do so through a separate subsidiary;

•	we may restrict or withdraw a service in one or more ocean regions if:

•	we give one year’s written notice to the distribution partners;

•	we convene a meeting of the distribution partners to consider their views and the consequences of the withdrawal on their end-users and investments;

•	we apply the restriction or withdrawal equally to all distribution partners that provide services in the relevant region; and

•	the restriction or withdrawal does not conflict with our public service obligations.

Non-exclusivity

Each distribution partner that is a party to a LESO Agreement may distribute services of, or hold any economic interest in, any entity that provides mobile satellite telecommunications services, regardless of whether that entity is one of our competitors.

Service Level

In providing satellite services to the distribution partners we must use our reasonable endeavours to achieve the following network performance objectives:

•	satellite availability:

•	minimum performance: 99.9% per year;

•	target performance: 99.99% per year;

•	satellite capacity grade of service:

•	we must manage the satellite capacity grade of service to deliver, to the extent possible, a commercially acceptable level of congestion using a pre-agreed process;

•	network availability:

•	minimum performance: 99.9% over any period of three months or greater; and

•	target performance: 99.96% over any period of three months or greater.

If we fail to meet the minimum network performance objectives, the distribution partner will receive a credit for any commitment or other fixed period service affected based on an agreed pre-estimate of the damage that such distribution partner suffered as a result of our failure. However, the distribution partner will not receive an allowance or credit if the interruption of service is for less than one hour. In the event of a dispute, each LESO Agreement provides that the dispute will be referred to and resolved by arbitration.

Intellectual Property

When we enter into a LESO Agreement, we grant to the distribution partner:

•	a royalty-free intellectual property rights license to use certain of our patents and other intellectual property while the distribution partner provides our services to end-users; and

•	a royalty-free trademark license to use certain of our trademarks for the same purpose.

Limits on Liabilities

Under each LESO Agreement, we are not liable to any distribution partner, its affiliates, resellers, customers or other end-users for any direct, indirect or consequential damage arising from any telecommunications breakdown (i.e. any unavailability, delay or interruption to the communication services we provide over our satellites) or any suspension of service to an end-user terminal resulting from our good faith actions at the request of the distribution partner or operators of the land earth stations under the procedures for restricting access to our services by specific user terminals for non-payment or other causes. However, we may be liable for a telecommunications breakdown caused by our willful or reckless act, or our reckless omission, if we knew that such action or omission would result in a telecommunications breakdown. Our maximum liability to all distribution partners for all occurrences arising from the same cause in any calendar year may not exceed US$10m.

Under each LESO Agreement, the distribution partner must require resellers to incorporate, in the terms and conditions applicable to any end-user, disclaimers of liability for us, our affiliates and the distribution partner.

Each distribution partner is liable to us for any loss or damage (capped at US$100m per calendar year) to a satellite caused by any act or omission of the distribution partner, its resellers, contractors or employees, unless we or the relevant LESO Agreement authorized, in writing, the services and manner of provision of those services which caused the loss or damage.

Our distribution partners are not liable to us for charges arising from technological fraud (including cloning) in connection with certain services when they have complied with our fraud prevention procedures, have co-operated with us in any relevant fraud prevention activities related thereto, and were unaware of the fraudulent activity at the time it occurred.

Amendments

For amendments to the LESO Agreement to become effective, we must propose them in writing to all our distribution partners. They must be accepted by distribution partners whose revenues represent more than 66 2/3% of revenues of all responding distribution partners, in each case, during the twelve-month period immediately preceding the date of the circulation of the proposed amendment.

However, if requested by at least two distribution partners, we may amend the land earth station technical criteria and operating procedures in the LESO Agreements after convening a meeting of all distribution partners subject to the following:

•

if, for any distribution partner, a proposed change would result in an implementation cost in excess of US$250,000 or if the aggregate of the implementation cost and the cost of all other mandatory changes introduced in the preceding 12-month period would exceed US$500,000, a majority of the distribution partners attending and voting at the meeting must approve a proposed change; and

•	if the proposed change is not mandatory or does not involve implementation costs greater than US$250,000, we can adopt the change 21 days after the meeting proposing the change.

In addition, in emergency cases, we can adopt any change to the land earth station technical criteria and operating procedures without prior consultation, provided that if the US$250,000 threshold is met, we convene a meeting of the distribution partners to demonstrate the urgency.

Upon renewal of the LESO Agreements, any terms and conditions we offer to new distribution partners may be no more favorable than the terms and conditions we offer to the existing distribution partners.

Suspension and Termination

We may suspend a LESO Agreement with any distribution partner if the distribution partner:

•

fails to comply with the land earth station technical criteria and operating procedures under its LESO Agreement, subject to giving ten days’ advance notice (or without giving advance notice if the failure has caused damage to a satellite or caused a telecommunications breakdown or in the case of a material breach); and

•	has failed to remedy this breach within 30 days after receiving notice from us concerning the breach.

Any LESO Agreement may be terminated in the following cases:

•	by the distribution partner, upon at least 12 months’ advance written notice to us;

•	by us, if the relevant distribution partner has failed to pay charges due to us for 120 days after written request for payment;

•

by either party to a LESO Agreement for the other party’s unremedied breach of contract (other than a default in payment of the charges), unless the breach is cured within 60 days of notification of the breach; and

•	by either party to a LESO Agreement if the other party is subject to bankruptcy procedures.

Each LESO Agreement contains a substantive list of events (including failure of the Inmarsat Space Segment) that constitute force majeure. Where a force majeure event subsists for 30 consecutive days or more, each LESO Agreement provides for the parties to that agreement to meet to negotiate the future of the LESO Agreement. However, neither party to that agreement has any contractual right to suspend or terminate the LESO Agreement unilaterally in such circumstances.

Service Distribution Agreements

We have a service distribution agreement (each a “Service Distribution Agreement, or SDA”) for services not covered by the LESO agreement developed to run over Inmarsat’s fourth generation satellites (collectively BGAN and SPS services). These SDA’s with each of our distribution partners govern the provision of demand-assigned services to land-based, sea-based and air-based end-users. There are no definitive terms of the BGAN and SPS Services Agreements, however the terms below may be found in all of the SDA’s.

Term

The standard BGAN and SPS Services Agreements expire on 14 April 2009.

Price

For the services that a distribution partner provides to end-users pursuant to a BGAN Agreement, it must pay us the fixed price specified in the agreement (expressed in US dollars per chargeable unit) for that service, multiplied by the volume of traffic that it generates in relation to that service. Pricing will be subject to volume-based discounts for each distribution partner that reaches specified sales revenue targets.

Existing prices and discounts in respect of BGAN and SPS services are subject at all times to the ability to revise those prices subject to the notice provisions laid out in the BGAN distribution agreement.

Eligibility

Each BGAN and SPS Services Agreement includes or incorporates provisions that we may appoint distribution partners (including distribution partners who are not currently distribution partners under our existing distribution arrangements) for BGAN and SPS Services in accordance with certain selection criteria. Those selection criteria relate to the capability, stability, liquidity and performance of new distribution partners but vary according to service.

However, under each BGAN Agreement, we may not recruit service providers of our existing distribution partners whilst under contract or for a period of 12 months thereafter, nor may we appoint new distribution partners in certain pre-existing core segments of the BGAN market during an initial period of two years following commercial launch of BGAN services, unless we identify a market not sufficiently addressed by existing distribution partners (following consultation with them).

Service Level

Each BGAN Agreement contains a draft Service Level Agreement (“SLA”) and a proposal for future compensation levels for breach of the SLA.

Intellectual Property

We grant to each distribution partner a royalty-free trademark license to use certain of our trademarks for the purpose of providing BGAN and SPS Services to end-users.

Performance

The distribution partners are tiered into three categories based on various performance criteria, which entitles them to varying degrees of support and marketing funds from us. We will review their tier status annually, which may change as a result. Failure of a distribution partner to meet the standards for the lowest category for a 12 month period may trigger termination of its BGAN Agreement.

Additionally, the distribution partner must use its reasonable efforts to promote the use of the services that it chooses to provide, and work with us to achieve jointly agreed marketing goals and to develop value added services. It must also participate in dual branding, market information, customer service and other programmes.

Each BGAN Agreement also contains provisions that require distribution partners to meet certain milestones prior to launch of our BGAN and SPS Services which, if not met, could lead us to reduce resources and delay the distribution partner’s launch of the BGAN and SPS Services.

Limits on Liabilities

Aside from credits under the SLA, we are not liable to distribution partners under the BGAN and SPS Services Agreements for any direct loss to the distribution partner or third parties arising from any unavailability, delay, interruption or degradation in the BGAN or SPS Services or BGAN or SPS Services business support system save to the extent caused by our gross negligence, willful misconduct or fraud.

Neither party shall be liable to the other or third parties for consequential or indirect loss.

Except for death or personal injury caused by negligence, each party’s liability under the BGAN and SPS Services Agreements is limited to the lesser or greater (depending on the distribution partner) of the value of the BGAN or SPS Services wholesale charges over the preceding 12 month period or US$1m.

Under each BGAN and SPS Services Agreement, a distribution partner is required to make commercially reasonable efforts to include provisions stating that we are not liable to any party for any losses in any contracts entered into with either service providers or subscribers.

Termination

Apart from the termination right referred to under the paragraph entitled “Performance” above:

•	either party may terminate for a material breach by the other party if the breach is not remedied within 30 days;

•	either party may terminate if the other party becomes insolvent or is or likely to be wound up or declared bankrupt;

•	either party may terminate its BGAN or SPS Services Agreement if a force majeure event occurs and subsists for more than 60 days and is not resolved within a further seven days;

•	we may terminate for late payment in excess of 90 days by the distribution partner;

•	we may terminate by giving 12 months’ prior notice of our intention to cease providing BGAN and SPS Services; and

•	the distribution partner may terminate by giving 12 months’ prior notice of its intention to cease providing BGAN and SPS Services.

Lease Services Provider Agreements

We have a lease services distribution agreement (each a “Lease Agreement”) with entities wishing to provide satellite resources for a pre-arranged, fixed term (as opposed to on-demand services) for an end-user’s exclusive use. Radio-determination services are excluded from these agreements. We have discretion under our Lease Agreements to vary, amend or restrict the lease services we offer. A relatively small number of our distribution partners have elected to provide lease services and enter into a Lease Agreement. Each Lease Agreement has annexed to it, among other things, model terms and conditions for a specific lease contract and a lease policy governing the lease process, to which the model terms and conditions conform.

Term

Each Lease Agreement is for a fixed term expiring on the 14 April 2009 unless subject to prior termination in accordance with its terms. Termination or expiry of a Lease Agreement does not affect the term of any specific lease, which is governed by the termination provisions of the lease contract.

Eligibility

To be eligible to enter into a Lease Agreement:

•	where the lease services are to be provided via a lease services provider’s land earth station, the lease services provider must provide the land earth station; and

•

where the lease services are to be provided via our ground infrastructure on our Inmarsat-4 or subsequent generation satellites, the lease services provider is not required to provide a land earth station.

If the lease services provider is to provide BGAN services, the lease services provider must satisfy certain selection criteria relating to its capability, stability, liquidity and performance.

Pricing

We may vary the price of our lease service offerings in accordance with the principles laid out in the lease policy, provided that we neither increase the price of specified standard lease service offerings nor reduce specified volume discounts.

Amendments

We may amend certain parts of our Lease Agreement, primarily the model terms and conditions and lease policy, with advance notice and consultation. These have undergone a recent amendment in accordance with the terms of the Lease Agreement.

The majority of our Lease Agreements may be modified only by following an amendment procedure, which requires the consent of lease service providers representing 66 2/3% of revenues of all responding lease service providers over the 12-month period preceding the amendment.

Service Level

We must use our reasonable endeavours to meet the following network performance objectives:

•	a minimum satellite availability of 99.9% per annum and a target availability of 99.99% per annum; and

•	a minimum network availability of 99.9% over any period no less than three months and a target performance level of 99.96% over the same period.

Termination

Termination may occur in the following circumstances:

•	lease services providers may terminate for convenience upon 30 days’ notice if they have no lease contracts in effect;

•

either party may terminate a Lease Agreement where the other party is in default in the performance of any material term under the agreement and has failed to cure the default within 60 days from the date of written notice from the terminating party;

•	either party to a Lease Agreement may terminate if the other party becomes insolvent, enters into administration or liquidation or otherwise ceases or threatens to cease business; and

•	by mutual agreement between the parties to a Lease Agreement.

DOCUMENTS ON DISPLAY

We are subject to the informational requirements of the Securities Exchange Act of 1934, or Exchange Act. Accordingly, we file reports, including annual reports on Form 20-F and current reports on Form 6-K, with the US Securities and Exchange Commission, or SEC. As a foreign private issuer, we are not subject to the proxy rules under Section 14 of the short-swing insider profit disclosure rules under Section 16 of the Exchange Act. You will be able to read and copy the reports and other information, including documents we filed as exhibits thereto at the SEC’s Public Reference Room by calling the SEC at +1 800 SEC 0330. The SEC maintains an internet site at www.sec.gov that contains reports and other electronically filed information.

ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The following discussion of estimated amounts generated from a sensitivity analysis is “forward-looking” and involves risks and uncertainties. Actual results could differ materially from those projected due to actual developments in the global financial markets. Such risks principally include country risk, legal risk and political risk that are not represented in the following analyses.

Foreign exchange risk

We use the US dollar as our functional currency. While almost all of our revenues are denominated in dollars, the majority of our operating expenses and a small proportion of our capital expenditures are denominated in currencies other than the dollar. Therefore, we are exposed to the adverse effect of a weaker dollar against other currencies. Our primary exchange rate exposure is against pounds sterling.

In order to manage our foreign exchange exposure, we have developed a hedging strategy that requires the purchase of foreign currency to cover our forecast short positions in major currencies. The instruments that we use are forward contracts, typically for up to 24 months. The currency exposure that we hedge is principally our forecasted sterling costs for salaries and other overhead expenses, as well as other currency expenses from time to time. If we believe the dollar may strengthen, we may elect to hedge a smaller proportion of our projected sterling costs.

Recently the US dollar has significantly weakened against the pound sterling and may continue to weaken in future periods. Although our hedging strategy is designed to limit the short-term impact of the dollar’s weakness, in the longer term our results of operations will be adversely impacted by continued weakness of the dollar against the pound sterling. For example, we estimate that a 1% decrease in the value of the dollar against sterling would have reduced our profit before tax for the year ended 31 December 2007 by approximately US$1.2m (2006: US$1.3m, 2005: US$1.1m).

The following table shows information about our foreign exchange forward contracts as at 31 December 2007. The table presents the value of the contracts in dollars at the contract exchange rate and at the contract maturity date, as well as the fair value of the contracts.

	Year ended 31 December 2007
	Contract Value	Market Value	Fair Value(1)
	(US$m)
Sell dollar currency
Forward Contracts	65.0	63.1	(1.9)

	Year ended 31 December 2006
	Contract Value	Market Value	Fair Value(1)
	(US$m)
Sell dollar currency
Forward Contracts	60.1	68.6	8.5

(1)	Fair value represents the difference between the forward rate at the balance sheet date and the contractual rate.

Interest rate risk

Our interest rate risk policy is to be fixed between 60% to 100% on forecast net debt for the next two years on a rolling basis.

At 31 December 2007 on the basis of past net cash balances, we estimate that a 1% increase in interest rates would have reduced profit before tax for the year ended 31 December 2007 by approximately US$1.4m (2006: US$0.6m, 2005: US$0.6m).

ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Information regarding limitations on the payment of dividends resulting from the issuance of our 7.625% Senior Notes due 2012 is incorporated by reference to our registration statement on Form F-4/A filed on 20 September 2004 (Registration No 333-115865).

ITEM 15.    CONTROLS AND PROCEDURES

Evaluation of disclosure controls and procedures.

We maintain “disclosure controls and procedures” as such term is defined in Rule 13a-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”), that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in Securities and Exchange Commissions rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating our disclosure controls and procedures, management recognized that disclosure controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the disclosure controls and procedures are met. Additionally, in designing disclosure controls and procedures, our management necessarily was required to apply its judgment to evaluate the cost-benefit relationship of possible disclosure controls and procedures.

Based on their evaluation as of the end of the year covered by this Annual Report on Form 20-F, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Exchange Act is recorded, processed, summarized and reported as and when required, and that material information related to the Company and its consolidated subsidiaries is made known to management, including the Chief Executive Officer and Chief Financial Officer on a timely basis.

Management’s Report on Internal Controls over Financial Reporting.

Inmarsat management are responsible for establishing and maintaining adequate “internal control over financial reporting” as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

•	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect our transactions and dispositions of our assets;

•

provide reasonable assurance that transactions are recorded as necessary to permit preparation of our financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

Management conducted an assessment of the effectiveness of internal controls over financial reporting based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management reviewed the results of its assessment with the Audit Committee of the Board of Directors of Inmarsat plc (our parent company).

Based on this assessment, management has concluded that as at 31 December 2007, the Group’s internal control over financial reporting was effective.

Changes in internal controls

We confirm there were no changes in internal controls over financial reporting that occurred during 2007 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

This annual report does not include an attestation report of the Company’s registered public accountancy firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the

Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report.

ITEM 16A.    AUDIT COMMITTEE FINANCIAL EXPERT

The board of directors of Inmarsat plc has determined that John Rennocks, Sir Bryan Carsberg and Stephen Davidson are each an “audit committee financial expert” as this term has been defined under the rules of the New York Stock Exchange and they are independent. See Item 6—”Directors, Senior Management and Employees—Board of Directors” for a discussion of their experience.

The board of directors of the issuer and the parent guarantor do not have an additional audit committee financial expert, as we believe our audit committee financial experts at Inmarsat plc are sufficient.

ITEM 16B.    CODE OF ETHICS

We have adopted a Code of Ethics that applies to all our employees, including our Chief Executive Officer, our Chief Financial Officer, Chief Operating Officer and persons performing similar functions. Every director, officer, and all employees of every Group company is expected to conduct business in accordance with the highest standards of personal and professional integrity. The Code sets out the principles to which all employees are expected to adhere and advocate in meeting these standards. The Code of Ethics is posted on our website at http://www.inmarsat.com/ investor relations. Amendments to or any grant of a waiver from a provision of the Code of Ethics requiring disclosure under applicable SEC rules, if any, will be disclosed on our website at www.inmarsat.com.

ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit and Related Fees

Under its charter the audit committee of the Board of Directors reviews and pre-approves all audit and permissible non-audit services performed by Deloitte & Touche LLP (appointed from 28 July 2006) and PricewaterhouseCoopers LLP (prior to July 2006) as well as the fees charged by our auditors for such services. In its review of non-audit services, the audit committee considered whether the provision of such services is compatible with maintaining the independence of Deloitte & Touche LLP (prior to July 2006 PricewaterhouseCoopers LLP). The following table sets forth the aggregate fees billed by our auditors of the Inmarsat plc group in connection with the following services for the years ended 31 December 2007 and 2006:

	2007	2006
	(US$ in millions)
Audit Fees(1)(5)	0.6	0.7
Audit-Related Fees(2)(5)	—	0.1
Tax Fees(3)	0.5	0.1
All Other Fees(4)(6)	1.4	0.1

Total Fees	2.5	1.0

(1)	This category includes fees for services rendered for the audit of the annual financial statements included in our Annual Report on Form 20-F, review of the quarterly financial statements included in our current reports on Form 6-K and annual regulatory reporting as required by Companies House in the United Kingdom.

(2)	This category includes fees for accounting advice and advice in implementing accounting standards, services relating to the issuance of the Senior Notes and Senior Discount Notes, and fees for the issuance of comfort letter and assistance with and review of documents filed with the SEC.

(3)	This category includes fees for tax compliance, planning and advice.

(4)	For 2006 this category comprises fees related to the disposal of Burses Ltd.

(5)	Fees payable in the 2007 and 2006 financial years were payable to Deloitte & Touche LLP, appointed as the Group’s auditors on 28 July 2006.

(6)	For 2007 this category includes fees for due diligence services incurred and paid by Inmarsat plc in connection with the CIP transaction.

The audit committee has determined that the provision for services rendered above for non-audit services is compatible with maintaining the independence of Deloitte & Touche LLP.

PART III

ITEM 17.    FINANCIAL STATEMENTS

See pages F-1 through F-193.

ITEM 18.    FINANCIAL STATEMENTS

We have responded to Item 17 in lieu of responding to this item. The financial statements of Inmarsat Group limited set forth on pages F-3 through F-46 have been prepared in accordance with IFRS as issued by the IASB.

ITEM 19. EXHIBIT	INDEX

Exhibit Number	Exhibit
1.1	Articles of Association of Inmarsat Finance plc, dated 17 July 2003 and last amended 7 January 2004.(1)

1.2	Memorandum of Association of Inmarsat Finance plc, dated 17 July 2003 and last amended 7 January 2004.(1)

1.3	Articles of Association of Inmarsat Group Limited, dated 9 July 2003 and last amended 6 January 2004.(1)

1.4	Memorandum of Association of Inmarsat Group Limited, dated 9 July 2003 and last amended 6 January 2004.(1)

1.5	Articles of Association of Inmarsat Investments Limited, dated 9 July 2003 and last amended 6 January 2004.(1)

1.6	Memorandum of Association of Inmarsat Investments Limited, dated 9 July 2003 and last amended 6 January 2004.(1)

1.7	Articles of Association of Inmarsat Ventures Limited, current articles adopted 15 April 1999 and last amended 17 December 2003.(1)

1.8	Memorandum of Association of Inmarsat Ventures Limited, dated 20 November 1998 and last amended 17 December 2003.(1)

1.9	Articles of Association of Inmarsat Global Limited, current articles adopted 20 April 1999 and last amended 17 December 2003.(1)

1.10	Memorandum of Association of Inmarsat Global Limited, dated 24 November 1998 and last amended 17 December 2003.(1)

1.11	Articles of Association of Inmarsat Leasing (Two) Limited, dated 3 November 2000 and last amended 17 December 2003.(1)

1.12	Memorandum of Association of Inmarsat Leasing (Two) Limited, dated 3 November 2000 and last amended 17 December 2003.(1)

1.13	Articles of Association of Inmarsat Launch Company Limited, dated November 28, 2003 and last amended 16 December 2003.(1)

1.14	Memorandum of Association of Inmarsat Launch Company Limited, dated 28 November 2003.(1)

2.1	Indenture, dated as of 3 February 2004, among Inmarsat Finance plc, Inmarsat Group Limited, Inmarsat Investments Limited, Inmarsat Ventures Limited, Inmarsat Global Limited, Inmarsat Leasing (Two) Limited, Inmarsat Launch Company Limited and The Bank of New York.(1)

2.2	Supplemental Indenture, dated as of 30 April 2004, among Inmarsat Finance plc, Inmarsat Group Limited, Inmarsat Investments Limited, Inmarsat Ventures Limited, Inmarsat Global Limited, Inmarsat Leasing (Two) Limited, Inmarsat Launch Company Limited and The Bank of New York.(1)

2.3	Pledge Agreement, dated as of 3 February 2004, between Inmarsat Finance plc (as Grantor) and The Bank of New York (as Trustee), together with a Pledge Supplement, dated 30 April 2004, delivered by Inmarsat Finance plc.(1)

2.4	Share Charge, dated as of 3 February 2004, created by Inmarsat Investments Limited in favor of The Bank of New York (as Trustee).(1)

Exhibit Number	Exhibit
2.5	Deed of Undertaking, dated as of 3 February 2004, by Barclays Bank PLC (as Security Agent) in favor of The Bank of New York (as Trustee).(1)

2.6	Second Amendment and Restatement Agreement relating to an Intercreditor Agreement dated 10 October 2003, dated as of 16 February 2004, among Inmarsat PLC, Barclays Bank PLC, The Bank of New York and Inmarsat Finance plc.(1)

2.7	Subordinated Intercompany Note Proceeds Loan Agreement, dated as of 3 February 2004, between Inmarsat Finance plc and Inmarsat Investments Limited.(1)

2.8	Promissory Note, dated as of 3 February 2004, between Inmarsat Investments Limited and Inmarsat Finance Limited.(1)

2.9	Subordinated Intercompany Note Proceeds Loan Agreement, dated as of 30 April 2004, between Inmarsat Finance plc and Inmarsat Investments Limited.(1)

2.10	Promissory Note, dated as of 30 April 2004, between Inmarsat Investments Limited and Inmarsat Finance Limited.(1)

4.1	Commercial Framework Agreement standard form contract, made between Inmarsat Ventures Ltd, Inmarsat Global Ltd and another party.(2),(5)

4.2	New Land Earth Station Operator Agreement standard form contract, made between Inmarsat Ventures Ltd, Inmarsat Ltd and another party (as disclosed in the schedule appended to this exhibit). (2),(5)

4.3	Agreement for Lease of Capacity on Thuraya Satellite, dated 26 July 2000, between Thuraya Satellite Telecommunications Private Joint Stock Company and Inmarsat Global Limited.(2),(9)

4.4	Contract for the Purchase of Inmarsat 4 Spacecraft, dated 11 May 2000, between Inmarsat Global Limited and Astrium SAS.(2),(5)

4.5	Contract for Launch Services, dated 23 July 2003, between Lockheed Martin Commercial Launch Services and Inmarsat Global Limited.(2),(5) ,(9)

4.6	Contract for Launch Services, dated 16 December 2003, between Sea Launch Limited Partnership (acting through its General Partner Sea Launch Company L.L.C.) and Inmarsat Global Limited. (2),(5), (9)

4.7	Contract for Broadband Global Area Network (“BGAN”) Radio Access Network (“RAN”) dated 1 July 2001 between Thrane & Thrane A/S and Inmarsat Global Limited. (2),(5) ,(9)

4.8	Contract for Broadband Global Area Network (“BGAN”) Core Network (“CN”) dated 1 November 2001 between Ericsson Limited and Inmarsat Global Limited.(2),(5) ,(9)

4.9	Broadband Global Area Network (“BGAN”) Business Support System Framework Contract dated 12 June 2003, between Danet GmbH and Inmarsat Global Limited.(2),(5), (9)

4.10	Subordinated Intercompany Shareholder Funding Loan, dated 29 December 2003, between Grapedrive Limited and Grapeclose Limited.(1)

4.11	Amendment and Restatement Agreement, dated 23 November, 2004, between Inmarsat PLC and Barclays Bank PLC, amending the attached Senior Facility Agreement, dated as of 10 October 2003, among Duchessgrove Limited, Grapeclose Limited, Barclays Capital, Credit Suisse First Boston, The Royal Bank of Scotland plc and Barclays Bank PLC.(1)

4.12	Schedule of Signatories to Commercial Framework Agreement standard from contract, made between Inmarsat Ventures Ltd, Inmarsat Ltd and another party.(6),(8)

4.13	Schedule of Signatories to New Land Earth Station Operator Agreement standard from contract, made between Inmarsat Ventures Ltd and another party.(7),(8)

4.14	Agreement for Alphasat Phase B/C/D/E1, dated 8 November 2007, between European Space Agency and Inmarsat Global Limited.(4),(10)

4.15	Agreement for Purchase of Alphasat, dated 8 November 2007, between Astrium SAS and Inmarsat Global Limited.(4),(10)

Exhibit Number	Exhibit
4.16	Contract for Launch Services, dated 3 August 2007, between International Launch Services, Inc and Inmarsat Launch Company Limited.(4) ,(10)

4.17	Contract for Global Satellite Phone Services User Terminal Development, dated 14 August 2007, between EMS Technologies Canada, Ltd and Inmarsat Global Limited.(4),(10)

4.18	Contract for Global Satellite Phone Services Core Module Development (Part A), dated 14 August 2007, between EMS Technologies Canada, Ltd and Inmarsat Global Limited.(4),(10)

4.19	Contract for Global Satellite Phone Services Core Module Development (Part B), dated 14 August 2007, between EMS Technologies Canada, Ltd and Inmarsat Global Limited.(4),(10)

4.20	Contract for Satellite Phone Services Ground Network Development, dated 23 December 2006, between Lockheed Martin Integrated Systems and Solutions and Inmarsat Global Limited.(4),(10)

8.	List of subsidiaries.(1)

12.1	Certification required by Rule 13a-14(a) from the Chief Executive Officer of Inmarsat Finance plc.(4)

12.2	Certification required by Rule 13a-14(a) from the Chief Financial Officer of Inmarsat Finance plc.(4)

12.3	Certification required by Rule 13a-14(a) from the Chief Executive Officer of Inmarsat Group Limited.(4)

12.4	Certification required by Rule 13a-14(a) from the Chief Financial Officer of Inmarsat Group Limited.(4)

12.5	Certification required by Rule 13a-14(a) from the Chief Executive Officer of Inmarsat Investments Limited.(4)

12.6	Certification required by Rule 13a-14(a) from the Chief Financial Officer of Inmarsat Investments Limited.(4)

12.7	Certification required by Rule 13a-14(a) from the Chief Executive Officer of Inmarsat Ventures Limited.(4)

12.8	Certification required by Rule 13a-14(a) from the Chief Financial Officer of Inmarsat Ventures Limited.(4)

12.9	Certification required by Rule 13a-14(a) from the Chief Executive Officer of Inmarsat Global Limited.(4)

12.10	Certification required by Rule 13a-14(a) from the Chief Financial Officer of Inmarsat Global Limited.(4)

12.11	Certification required by Rule 13a-14(a) from the Chief Executive Officer of Inmarsat Leasing (Two) Limited.(4)

12.12	Certification required by Rule 13a-14(a) from the Chief Financial Officer of Inmarsat Leasing (Two) Limited.(4)

12.13	Certification required by Rule 13a-14(a) from the Chief Executive Officer of Inmarsat Launch Company Limited.(4)

12.14	Certification required by Rule 13a-14(a) from the Chief Financial Officer of Inmarsat Launch Company Limited.(4)

13.1	Certifications required by Rule 13a-14(b) from the Chief Executive Officer of Inmarsat Finance plc.(4)

13.2	Certifications required by Rule 13a-14(b) from the Chief Financial Officer of Inmarsat Finance plc.(4)

13.3	Certifications required by Rule 13a-14(b) from the Chief Executive Officer of Inmarsat Group Limited.(4)

13.4	Certifications required by Rule 13a-14(b) from the Chief Financial Officer of Inmarsat Group Limited.(4)

13.5	Certifications required by Rule 13a-14(b) from the Chief Executive Officer of Inmarsat Investments Limited.(4)

Exhibit Number	Exhibit
13.6	Certifications required by Rule 13a-14(b) from the Chief Financial Officer of Inmarsat Investments Limited.(4)

13.7	Certifications required by Rule 13a-14(b) from the Chief Executive Officer of Inmarsat Ventures Limited.(4)

13.8	Certifications required by Rule 13a-14(b) from the Chief Financial Officer of Inmarsat Ventures Limited.(4)

13.9	Certifications required by Rule 13a-14(b) from the Chief Executive Officer of Inmarsat Global Limited.(4)

13.10	Certifications required by Rule 13a-14(b) from the Chief Financial Officer of Inmarsat Global Limited.(4)

13.11	Certifications required by Rule 13a-14(b) from the Chief Executive Officer of Inmarsat Leasing (Two) Limited.(4)

13.12	Certifications required by Rule 13a-14(b) from the Chief Financial Officer of Inmarsat Leasing (Two) Limited.(4)

13.13	Certifications required by Rule 13a-14(b) from the Chief Executive Officer of Inmarsat Launch Company Limited.(4)

13.14	Certifications required by Rule 13a-14(b) from the Chief Financial Officer of Inmarsat Launch Company Limited.(4)

23.1	Consent to reference Watson Wyatt Limited in the Form 20F.(4)

(1)	Previously filed as an exhibit to the Inmarsat Finance plc Registration Statement on Form F-4 (SEC File No. 333-115865), dated 25 May 2004.

(2)	Previously filed as an exhibit to the Inmarsat Finance plc Registration Statement on Form F-4 (SEC File No. 333-115865), dated 17 September 2004.

(3)	Previously filed as an exhibit to the Inmarsat Finance plc Form F-4 Amendment No. 2 (SEC File No. 333-115865), dated 24 August 2004.

(4)	Filed herewith.

(5)	Portions of this exhibit have been omitted pursuant to confidential treatment granted by the Securities and Exchange Commission.

(6)	See Exhibit 4.1.

(7)	See Exhibit 4.2.

(8)	Previously filed as an exhibit to the Form F-4 Registration Statement (SEC File No. 333-120876) dated 30 November 2004.

(9)	No longer applicable.

(10)	Portions of this exhibit have been omitted pursuant to a request for confidential treatment submitted to the SEC. The original contract has been filed separately with the SEC as part of the confidential treatment request.

SIGNATURES

Inmarsat Finance plc

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

INMARSAT FINANCE PLC (registrant)

Date: 29 April 2008	By:	/s/ ANDREW SUKAWATY
Andrew Sukawaty Chief Executive Officer

Inmarsat Group Limited

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

INMARSAT GROUP LIMITED (registrant)

Date: 29 April 2008	By:	/s/ ANDREW SUKAWATY
Andrew Sukawaty Chief Executive Officer

Inmarsat Investments Limited

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

INMARSAT INVESTMENTS LIMITED (registrant)

Date: 29 April 2008	By:	/s/ ANDREW SUKAWATY
Andrew Sukawaty Chief Executive Officer

Inmarsat Ventures Limited

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

INMARSAT VENTURES LIMITED (registrant)

Date: 29 April 2008	By:	/s/ ANDREW SUKAWATY
Andrew Sukawaty Chief Executive Officer

Inmarsat Global Limited

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

INMARSAT GLOBAL LIMITED (registrant)

Date: 29 April 2008	By:	/s/ ANDREW SUKAWATY
Andrew Sukawaty Chief Executive Officer

Inmarsat Leasing (Two) Limited

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

INMARSAT LEASING (TWO) LIMITED (registrant)

Date: 29 April 2008	By:	/s/ ANDREW SUKAWATY
Andrew Sukawaty Chief Executive Officer

Inmarsat Launch Company Limited

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

INMARSAT LAUNCH COMPANY LIMITED (registrant)

Date: 29 April 2008	By:	/s/ ANDREW SUKAWATY
Andrew Sukawaty Chief Executive Officer

INDEX TO FINANCIAL STATEMENTS & OTHER SUPPLEMENTAL FINANCIAL

INFORMATION

INMARSAT GROUP LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Inmarsat Group Limited

We have audited the accompanying consolidated balance sheets of Inmarsat Group Limited (“the Company”) and subsidiaries as of 31 December 2007 and 2006, and the related consolidated income statement, consolidated statement of recognized income and expense, consolidated cash flow statement and the related notes for each of the two years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. The consolidated financial statements of the Company for the year ended 31 December 2005, before the addition of the additional disclosure required by IFRS 7, Financial Instruments: Disclosures, were audited by other auditors whose report, dated 28 April 2006 expressed an unqualified opinion on those statements.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Inmarsat Group Limited and subsidiaries at 31 December 2007 and 2006, and the results of their operations and their cash flows for each of the two years then ended, in conformity with International Financial Reporting Standards (“IFRS”) as adopted for use in the European Union and IFRS as issued by the International Accounting Standards Board.

We also have audited the additional disclosures required by IFRS 7, Financial Instruments: Disclosures, as described in Note 3 and Note 29. Our procedures included (1) comparing the additional disclosure to previously issued consolidated financial statements, (2) comparing the additional disclosure to the Company’s underlying analysis, and (3) testing the mathematical accuracy of the underlying analysis. In our opinion, such additional disclosures are appropriate. However, we were not engaged to audit, review, or apply any procedures to the consolidated financial statements of the Company for the year ended 31 December 2005 other than with respect to the additional disclosures and, accordingly, we do not express an opinion or any form of assurance on the consolidated financial statements for the year ended 31 December 2005 taken as a whole.

Deloitte & Touche LLP

London, England

29 April 2008

INMARSAT GROUP LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Inmarsat Group Limited

We have audited the accompanying consolidated financial statements of Inmarsat Group Limited and its subsidiaries as of 31 December 2005 which comprise the consolidated income statement, consolidated statement of recognized income and expenses and the consolidated cash flow statement and related notes for the year ended 31 December 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of the operations and the cash flows of Inmarsat Group Limited for the year ended 31 December 2005, in conformity with International Financial Reporting Standards (“IFRS”) as adopted by the European Union and IFRS as issued by the International Accounting Standards Board.

PricewaterhouseCoopers LLP

London

28 April 2006

INMARSAT GROUP LIMITED

CONSOLIDATED INCOME STATEMENT

		Year ended 31 December
	Note	2007	2006	2005
		(US$ in millions)
Revenue		557.2	500.1	491.1

Employee benefit costs	7	(93.7)	(92.2)	(96.5)
Network and satellite operations costs		(33.8)	(31.1)	(38.8)
Other operating costs		(64.7)	(57.1)	(63.6)
Work performed by the Group and capitalized		18.5	12.0	25.2
Losses on termination of subsidiary undertakings	6	—	—	(1.1)
Depreciation and amortization	6	(174.2)	(156.8)	(106.5)

Operating profit		209.3	174.9	209.8
Interest receivable and similar income	9	5.2	8.2	10.6
Interest payable and similar charges	9	(86.6)	(92.9)	(167.2)

Net interest payable	9	(81.4)	(84.7)	(156.6)

Profit before income tax		127.9	90.2	53.2
Income tax (expense)/credit	10	(29.0)	37.8	(18.3)

Profit for the year		98.9	128.0	34.9

INMARSAT GROUP LIMITED

CONSOLIDATED STATEMENT OF RECOGNIZED INCOME AND EXPENSE

		Year ended 31 December
	Note	2007	2006	2005
		(US$ in millions)
Actuarial gains/(losses) from pension and post retirement healthcare benefits	26	7.3	5.2	(8.7)
Net (losses)/gains on cash flow hedges	26	(17.7)	6.2	(13.6)
Movement in cumulative translation reserve	26	—	(6.6)	(0.8)
Tax credited/(charged) directly to equity	26	3.1	(2.4)	8.1

Net (losses)/gains recognized directly in equity		(7.3)	2.4	(15.0)

Profit for the year		98.9	128.0	34.9

Total recognized income for the year		91.6	130.4	19.9

INMARSAT GROUP LIMITED

CONSOLIDATED BALANCE SHEET

	Note	As at 31 December
		2007	2006
		(US$ in millions)
Assets
Non-current assets
Property, plant and equipment	13	1.266.5	1,247.5
Intangible assets	14	519.4	522.0

		1,785.9	1,769.5

Current assets
Cash and cash equivalents	15	31.3	39.5
Trade and other receivables	16	175.5	160.9
Inventories	17	4.9	0.8
Derivative financial instruments	29	0.5	8.5

		212.2	209.7

Total assets		1,998.1	1,979.2

Liabilities
Current liabilities
Borrowings	19	82.2	11.9
Trade and other payables	18	121.0	152.8
Provisions	20	0.1	1.6
Current income tax liabilities	21	21.4	8.6
Derivative financial instruments	29	3.5	—

		228.2	174.9

Non-current liabilities
Borrowings	19	1,230.7	1,235.8
Other payables	18	4.8	6.7
Provisions	20	29.6	37.6
Deferred income tax liabilities	21	147.0	134.4
Derivative financial instruments	29	7.7	—

		1,419.8	1,414.5

Total liabilities		1,648.0	1,589.4

Net assets		350.1	389.8

Shareholders’ equity
Ordinary shares	24	0.4	0.4
Share premium	26	346.1	346.1
Other reserves	26	5.5	14.1
(Accumulated losses)/retained earnings	26	(1.9)	29.2

Total shareholders’ equity		350.1	389.8

INMARSAT GROUP LIMITED

CONSOLIDATED CASH FLOW STATEMENT

		Year ended 31 December
	Note	2007	2006	2005
		(US$ in millions)
Cash flow from operating activities
Cash generated from operations	23	371.7	328.7	327.4
Interest received		5.2	2.5	10.3
Income taxes received/(paid)		0.1	(0.5)	(0.8)

Net cash inflow from operating activities		377.0	330.7	336.9

Cash flow from investing activities
Purchase of property, plant and equipment		(201.6)	(113.0)	(201.9)
Consideration under ACeS collaboration arrangement	22	(3.0)	(4.0)	—
Additions to capitalized development costs		(8.3)	(1.4)	(2.4)
Work performed by the Group and capitalized		(17.5)	(14.0)	(24.4)
Short-term deposits		—	—	151.7
Disposal of subsidiaries (net of transaction costs)	6	—	—	9.4

Net cash used in investing activities		(230.4)	(132.4)	(67.6)

Cash flow from financing activities
Dividends paid to shareholders	12	(135.3)	(101.4)	(24.7)
Purchase of Senior Notes		(38.0)	(43.6)	(10.0)
Interest paid on Senior Notes and Facilities		(39.6)	(36.4)	(76.9)
Net settlement of finance lease		—	(11.6)	—
Net proceeds from issue of ordinary shares		—	—	312.0
Net proceeds from Senior Credit Facility		—	—	244.4
Net proceeds from Senior Revolving Credit Facility		70.0	—	—
Repayments of previous Senior Credit Facilities		—	—	(737.5)
Repayment of Senior Notes		—	—	(167.1)
Interest paid on finance leases		—	—	(0.1)
Finance lease disposal fees		(1.4)	—	—
Loan to fellow Group Undertaking		(10.1)	—	—

Net cash used in financing activities		(154.4)	(193.0)	(459.9)

Foreign exchange adjustment		(0.3)	(0.2)	(0.6)

Net (decrease)/increase in cash and cash equivalents		(8.1)	5.1	(191.2)

Movement in cash and cash equivalents
At beginning of year		39.3	34.2	225.4
Net (decrease)/increase in cash and cash equivalents		(8.1)	5.1	(191.2)

As reported on balance sheet (net of bank overdrafts)	15	31.2	39.3	34.2

At end of year, comprising
Cash at bank and in hand	15	1.6	1.5	1.4
Short-term deposits with original maturity of less than 3 months	15	29.7	38.0	33.7
Bank overdrafts	15	(0.1)	(0.2)	(0.9)

		31.2	39.3	34.2

INMARSAT GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	General information

Inmarsat Group Limited (the “Company”) was incorporated on 3 September 2003 as Grapedrive Limited and changed its name to Inmarsat Group Limited on 6 January 2004.

The principal activity of Inmarsat Group Limited and its subsidiaries (the “Group”) is the provision of mobile satellite communications services.

The Company’s parent undertaking is Inmarsat Holdings Limited and ultimate controlling party is Inmarsat plc, both incorporated in Great Britain and registered in England and Wales. The largest and smallest groups into which the results of the Company are consolidated are headed by Inmarsat plc and the Company respectively.

2.	Principal accounting policies

Basis of preparation

The principal accounting policies adopted in the preparation of the consolidated financial statements for the years ended 31 December 2007, 2006 and 2005 (‘the consolidated financial statements’) are set out below.

The text below describes how, in preparing the financial statements, the Directors have applied International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and the assumptions and estimates they have made in applying the standards and interpretations and the policies adopted in the 2007 financial statements.

These financial statements have been prepared in accordance with IFRS and IFRIC interpretations and with those parts of the Companies Act 1985 applicable to companies reporting under IFRS. The consolidated financial statements have been prepared under the historical cost convention except for revaluation of certain financial assets and financial liabilities as described later in these accounting policies.

Basis of accounting

The preparation of the consolidated financial statements in conformity with IFRS requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the Balance Sheet dates and the reported amounts of revenue and expenses during the reported period.

Although these estimates are based on management’s best estimate of the amount, event or actions, the actual results ultimately may differ from those estimates. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in note 4.

Accounting policies adopted in preparing these consolidated financial statements have been selected in accordance with IFRS.

In the current year, the Group has adopted IFRS 7, ‘Financial Instruments: Disclosures’ which is effective for annual reporting periods beginning on or after 1 January 2007, and the related amendment to IAS 1, ‘Presentation of Financial Statements’. The impact of the adoption of IFRS 7 and the changes to IAS 1 is additional presentational disclosures in these financial statements regarding the Group’s financial instruments and management of capital (see note 29).

At the date of authorization of these financial statements, the following Standards and Interpretations which have not been applied in these financial statements were in issue but not yet effective:

IAS 1(as amended)—Presentation of Financial Statements—Capital Disclosures (effective for financial years beginning on or after 1 January 2009).

IAS 23 (revised)—Borrowing Costs (effective for financial years beginning on or after 1 January 2009).

IFRS 2 (as amended)—Share-based payment (effective for financial years beginning on or after 1 January 2009).

IFRS 8—Operating segments (effective for financial years beginning on or after 1 January 2009).

IAS 27 (as amended)—Consolidated and Separate Financial Statements (effective for financial years beginning on or after 1 July 2009).

INMARSAT GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.	Principal accounting policies (Continued)

IFRS 3 (revised)—Business Combinations (effective for financial years beginning on or after 1 July 2009).

IFRIC 11—IFRS 2—Group and Treasury Share Transactions (effective for financial years beginning on or after 1 March 2007).

IFRIC 12—Service concession arrangements (effective for financial years beginning on or after 1 January 2008).

IFRIC 13—Customer Loyalty Programmes (effective for years beginning on or after 1 July 2008).

IFRIC 14—IAS 19—The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction (effective for financial years beginning on or after 1 January 2008).

The directors anticipate that the adoption of these Standards and Interpretations in future periods will have no material impact on the financial statements of the Group except for additional segment disclosure when IFRS 8 comes into effect for periods commencing on or after 1 January 2009.

Basis of consolidation

The consolidated financial statements include the accounts of Inmarsat Group Limited and its domestic and overseas subsidiary undertakings. All intercompany transactions and balances with subsidiary undertakings have been eliminated on consolidation.

Subsidiary undertakings include all entities over which the Group has the power to govern the financial and operating policies, generally accompanying a shareholding of more than 50% of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity.

The results of subsidiary undertakings established or acquired during the period are included in the consolidated Income Statement from the date of establishment or acquisition of control. The results of subsidiary undertakings disposed of during the period are included until the date of disposal.

All intra-group transactions, balances, income and expenses are eliminated on consolidation.

On the acquisition of a company or business, fair values reflecting conditions at the date of acquisition are attributed to the identifiable separable assets, liabilities and contingent liabilities acquired.

Where the fair value of the consideration paid exceeds the fair value of the identifiable separable assets, liabilities and contingent liabilities acquired, the difference is treated as purchased goodwill.

Fees and similar incremental costs incurred directly in making an acquisition are included in the cost of the acquisition and capitalized. Internal costs, and other expenses that cannot be directly attributed to the acquisition, are charged to the Income Statement.

Comparatives

The Group previously classified ‘Work performed by the Group and capitalized’ within ‘Cash flow from operating activities’. Management believes that the inclusion as part of ‘Cash flow from investing activities’ is a fairer representation of the Group’s activities and as a result, US$14.0m for 2006 and US$24.4m for 2005 of cash flows have been reclassified from ‘Cash flow from operating activities’ to ‘Cash flow from investing activities’ to conform with our 2007 presentation.

Foreign currency translation

a)	Functional and presentation currency

The functional currency of the Company and most of the Group’s subsidiaries and the presentation currency of the Group is the US dollar, as the majority of operational transactions are denominated in US dollars.

INMARSAT GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.	Principal accounting policies (Continued)

The exchange rate between US dollars and Pounds Sterling as at 31 December 2007 was US$1.99/£1.00 (2006: US$1.96/£1.00). The average rate and hedged rate between US dollar and Pounds Sterling for 2007 was US$2.00/£1.00 (2006: US$1.84/£1.00, 2005:US$1.82/£1.00) and US$1.81/£1.00 (2006: US$1.77/£1.00, 2005: US$1.77/£1.00) respectively.

b)	Transactions and balances

Transactions not denominated in the functional currency of the respective subsidiary undertakings of the Group during the year have been translated using the spot rates of exchange ruling at the dates of the transactions. Differences on exchange arising on the settlement of the transactions denominated in currencies other than the respective functional currency are recognized in the Income Statement.

Monetary assets and liabilities not denominated in the functional currency of the respective subsidiary undertaking of the Group have been translated at the spot rates of exchange ruling at the end of each month. Differences on exchange arising from the translation of monetary assets and liabilities denominated in currencies other than the respective functional currency are recognized in equity to the extent that the foreign exchange exposure is hedged while the remaining differences are recognized in the Income Statement.

Financial instruments and hedging activities

Financial assets and financial liabilities are recognized when the Group becomes a party to the contractual provisions of the relevant instrument and derecognized when it ceases to be a party to such provisions. Financial instruments are initially measured at fair value. Subsequent measurement depends on the designation of the instrument. Non-derivative financial assets are classified as either short-term deposits or cash and cash equivalents. They are stated at amortized cost using the effective-interest method, subject to reduction for allowances for estimated irrecoverable amounts. For interest-bearing assets, their carrying value includes accrued interest receivable. Cash and cash equivalents include cash in hand and bank time deposits, together with other short-term highly liquid investments. In the Cash Flow Statement, cash and cash equivalents are shown net of bank overdrafts, which are included as current borrowings in liabilities on the balance sheet. Non-derivative financial liabilities are all classified as other liabilities and stated at amortized cost using the effective interest method. For borrowings, their carrying value includes accrued interest payable, as well as unamortized issue costs.

The Group uses derivative financial instruments to hedge its exposure to foreign exchange and interest rate risks arising from operational and financing activities. In accordance with its treasury policy, the Group does not hold or issue derivative financial instruments for trading purposes. However, derivatives that do not qualify for hedge accounting under IAS 39 are accounted for as trading instruments. Derivatives are initially recognized and measured at fair value on the date a derivative contract is entered into and subsequently measured at fair value. The gain or loss on re-measurement is taken to the Income Statement except where the derivative is a designated cash flow hedging instrument.

In order to qualify for hedge accounting, the Group is required to document in advance the relationship between the item being hedged and the hedging instrument. The Group is also required to document the relationship between the hedged item and the hedging instrument and demonstrate that the hedge will be highly effective on an ongoing basis. This effectiveness testing is reperformed at each period end to ensure that the hedge remains highly effective.

Gains or losses on cash flow hedges that are regarded as highly effective are recognized in equity. Where the forecast transaction results in a financial asset or liability, gains or losses previously recognized in equity are reclassified to the Income Statement in the same period as the asset or liability impacts income. If the forecasted transaction or commitment results in future income or expenditure, gains or losses deferred in equity are transferred to the Income Statement in the same period as the underlying income or expenditure. The ineffective portions of the gain or loss on the hedging instrument are recognized immediately in the Income Statement.

Where a hedge no longer meets the effectiveness criteria, any gains or losses deferred in equity are only transferred to the Income Statement when the committed or forecasted transaction is recognized in the Income Statement. However, where the Group has applied cash flow hedge accounting for a forecasted or committed transaction that is no longer expected to occur, then the cumulative gain or loss that has been recorded in equity

INMARSAT GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.	Principal accounting policies (Continued)

is transferred to the Income Statement. When a hedging instrument expires or is sold, any cumulative gain or loss existing in equity at that time remains in equity and is recognized when the forecast transaction is ultimately recognized in the Income Statement.

Revenue recognition

Mobile satellite communications services revenue results from utilization charges that are recognized as revenue over the period in which the services are provided. Deferred income attributable to mobile satellite communications services or subscription fees represents the unearned balances remaining from amounts received from customers pursuant to prepaid contracts. Mobile satellite communication service lease revenues are recorded on a straight-line basis over the term of the contract concerned, which is typically between one and twelve months, unless another systematic basis is deemed more appropriate.

The Group’s revenues are stated net of volume discounts which increase over the course of the financial year as specific revenue thresholds are achieved by distribution partners resulting in lower prices.

Revenue also includes income from services contracts, rental income, conference facilities and income from the sale of terminals. Revenue from service contracts, rental income and conference facilities is recognized as the service is provided. Sales of terminals are recognized when the risks and rewards of ownership are transferred to the purchaser.

Appropriate allowances for estimated irrecoverable amounts are recognized against revenue when there is objective evidence that trade receivables are impaired. Larger accounts are specifically reviewed to assess a customer’s ability to make payments.

Employee benefits

Wages, salaries, social security contributions, accumulating annual leave, bonuses and non-monetary benefits are accrued in the year in which the associated services are performed by the employees of the Group.

Termination benefits are payable whenever an employee’s employment is terminated before the normal retirement date or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Group recognizes termination benefits when it has demonstrably committed to either terminate the employment of current employees or to provide termination benefits, as a result of an offer made to encourage voluntary redundancy.

The Group recognizes liabilities relating to defined benefit pension plans and post-retirement healthcare benefits in respect of employees in the UK and overseas. The Group’s net obligation in respect of defined benefit pension plans and post-retirement healthcare benefits are calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value, and the fair value of any plan assets is deducted. The calculation is performed by a qualified actuary using the projected unit credit method.

All actuarial gains and losses that arise in calculating the present value of the defined benefit obligation and the fair value of plan assets are immediately recognized in the Statement of Recognized Income and Expense.

The Group operates a number of defined contribution pension schemes in its principal locations. Pension costs for the defined contribution schemes are charged to the Income Statement when the related employee service is rendered.

The Group issues equity-settled share options and awards to employees. Equity settled share option awards are measured at fair value at the date of the grant. The fair value determined at the grant date is expensed on a straight-line basis over the vesting period, based on the Group’s estimate of shares that will eventually vest and adjusted for the effect of non market-based vesting conditions.

Current tax

The tax currently payable is based on taxable profit for the year. Taxable profit differs from net profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Group’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

INMARSAT GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.	Principal accounting policies (Continued)

Deferred income tax

Deferred income tax is provided, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, if the deferred income tax arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss, it is not accounted for. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the Balance Sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred income tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary deductible differences or tax loss carry forwards can be utilized.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.

Research and development

Research expenditure is expensed when incurred. Development expenditure is expensed when incurred unless it meets criteria for capitalization. Development costs are only capitalized once a business case has been demonstrated as to the technical feasibility and commercial viability. Capitalized development costs are amortized on a straight-line basis over their expected useful economic life.

Property, plant and equipment

Space segment assets

Space segment assets comprise satellite construction, launch and other associated costs. Expenditure charged to space segment projects includes invoiced progress payments, amounts accrued appropriate to the stage of completion of contract milestone payments, external consultancy costs and direct internal costs. Internal costs, comprising primarily staff costs, are only capitalized when they are directly attributable to the construction of an asset. Progress payments are determined on milestones achieved to date together with agreed cost escalation indices. Deferred satellite payments represent the net present value of future payments dependent on the future performance of each satellite and are recognized in space segment assets when the satellite becomes operational. The associated liability is stated at its net present value and included within liabilities. These space segment assets are depreciated over the life of the satellites from the date they become operational and are placed into service.

Assets in course of construction

Assets in course of construction relate to the Inmarsat-4 F3 satellite, BGAN and other services. These assets will be transferred to space segment assets and services equipment, fixtures and fittings respectively and depreciated over the life of the satellites or services once they become operational and placed into service. No depreciation has been charged on these assets.

Other fixed assets

Other fixed assets are stated at historical cost less accumulated depreciation.

Depreciation

Depreciation is calculated to write off the historical cost less residual values, if any, of fixed assets, except land, on a straight-line basis over the expected useful lives of the assets concerned. The Group selects its depreciation rates and residual values carefully and reviews them annually to take account of any changes in circumstances. When setting useful economic lives, the principal factors the Group takes into account are the

INMARSAT GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.	Principal accounting policies (Continued)

expected rate of technological developments, expected market requirements for the equipment and the intensity at which the assets are expected to be used. The lives assigned to significant tangible fixed assets are:

Space segment	5–15 years
Fixtures and fittings, and other building-related equipment	10 years
Buildings	50 years
Other fixed assets	3–5 years

Gains and losses on disposals of tangible and intangible assets

Gains and losses on disposals are determined by comparing net proceeds with the carrying amount. These are included in the Income Statement.

Gains and losses on termination of subsidiary undertakings

Gains and losses on termination of subsidiary undertakings are determined by comparing net proceeds with the carrying amount. These are included in the Income Statement.

Intangible assets

Intangible assets comprise goodwill, patents, trademarks, software, terminal development costs, spectrum rights and intellectual property. The amortization period and the amortization method for intangible assets with a finite useful life are reviewed each financial year.

(a) Goodwill

Goodwill represents the excess of consideration paid on the acquisition over the fair value of the identifiable assets, liabilities and contingent liabilities acquired at the date of acquisition. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Goodwill is allocated to cash-generating units (“CGUs”) for the purpose of impairment testing.

(b) Patents and trademarks

Patents and trademarks are carried at cost less accumulated amortization. Amortization is calculated using the straight-line method over their estimated useful lives which are 7 and 20 years respectively.

(c) Software development costs

Development costs directly relating to the development of new services are capitalized as intangible assets. Costs are capitalized once a business case has been demonstrated as to a technical feasibility and commercial viability. Such costs are amortized over the estimated sales life of the services.

(d) Terminal development costs

The Group capitalizes development costs associated with the development of user terminals. BGAN costs are being amortized over the estimated sales life of the services, which is 10 years. Previous R-BGAN user terminal costs capitalized are being amortized over the life of the service which is 5 years.

(e) Spectrum rights

Spectrum rights are carried at cost less accumulated amortization. Amortization is calculated using the straight-line method over a remaining useful life of 7.3 years.

(f) Intellectual property

Intellectual property is carried at cost less accumulated amortization. Amortization is calculated using the straight-line method over the estimated useful life of 1.3 years.

Impairment of non-financial assets

Assets that are subject to amortization are reviewed for impairment when events or changes in circumstances indicate that the carrying amount may not be fully recoverable. Assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment. The impairment review comprises a comparison of the carrying amount of the fixed asset or goodwill with its recoverable amount, which

INMARSAT GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.	Principal accounting policies (Continued)

is the higher of fair value less costs to sell and value in use. Fair value less costs to sell is calculated by reference to the amount at which the asset could be disposed of. Value in use is calculated by discounting the expected future cash flows obtainable as a result of the asset’s continued use, including those resulting from its ultimate disposal, at a market-based discount rate on a pre-tax basis.

An impairment loss is recognized in the Income Statement whenever the carrying amount of an asset exceeds its recoverable amount. The carrying amount will only be increased where an impairment loss recognized in a previous period for an asset other than goodwill either no longer exists or has decreased, up to the amount that it would have been had the original impairment not occurred. Any impairment to goodwill recognized in a previous period will not be reversed.

For the purpose of conducting impairment reviews, cash generating units are identified as groups of assets, liabilities and associated goodwill that generate cash flows that are largely independent of other cash flow streams. The assets and liabilities include those directly involved in generating the cash flows and an appropriate proportion of corporate assets. For the purposes of impairment review space segment assets are treated as one cash generating unit.

Goodwill was tested for impairment at 31 December 2007, 2006 and 2005; no evidence of impairment was found.

Leases

Leases where a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases by the lessee. Rentals payable under operating leases are charged to the Income Statement on a straight-line basis over the term of the lease.

Interest and finance costs

Interest is recognized in the Income Statement using the effective yield method.

Transaction and arrangement costs of borrowings are capitalized as part of the carrying amount of the borrowings and amortized over the life of the debt.

The accretion of the discount on the principal on the Subordinated Preference Certificates is accounted for as an interest expense.

Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is determined by the average cost method.

Cash and cash equivalents

Cash and cash equivalents, measured at fair value, includes cash in hand, deposits held on call with banks and other short-term highly liquid investments with original maturities of three months or less. Bank overdrafts are shown within borrowings as current liabilities on the Balance Sheet.

Provisions

Provisions, other than in respect of pension and post-retirement healthcare benefits, are recognized when the Group has a legal or constructive obligation to transfer economic benefits arising from past events and the amount of the obligation can be estimated reliably. Provisions are not recognized unless the outflow of economic benefits to settle the obligation is more likely than not to occur.

Borrowings

Borrowings are initially recognized as proceeds received, net of transaction and arrangement costs incurred. Borrowings are subsequently stated at amortized cost. Transaction and arrangement costs of borrowings and the difference between the proceeds and the redemption value are recognized in the Income Statement over the life of the borrowings using the effective interest method.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the Balance Sheet date.

Borrowing costs for the construction of assets are not capitalized.

INMARSAT GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3.	Financial risk management

Financial risk factors

The Group’s operations and significant debt financing expose it to a variety of financial risks that include the effects of changes in debt market prices and foreign currency exchange rates, credit risks, liquidity risks and interest rates. The Group has in place a risk management programme that seeks to limit the adverse effects on the financial performance of the Group by using forward exchange contracts to limit exposure to foreign currency risk and interest rate swaps to reduce the impact of fluctuating interest rates on its floating rate long-term debt.

The Board of Directors of Inmarsat plc (ultimate parent company) has delegated to a sub-committee, the Treasury Review Committee, the responsibility for setting the risk management policies applied by the Group. The policies are implemented by the treasury department that receives regular reports from the operating companies to enable prompt identification of financial risks so that appropriate actions may be taken. The treasury department has a policy and procedures manual that sets out specific guidelines for managing foreign exchange risk, interest rate risk and credit risk. See note 29. The management of the Group does not hold or issue derivative financial instruments for speculative or trading purposes.

(a) Market risk

(i) Foreign exchange risk

The functional currency of Inmarsat Group Limited is US dollars. The Group generates substantially all of its revenue in US dollars. The vast majority of capital expenditure is denominated in US dollars. Approximately 60% of the Group’s operating costs are denominated in Sterling. This exposure therefore needs to be carefully managed to avoid variability in future cash flows and earnings caused by volatile foreign exchange rates. As a guide the Group’s Sterling operating cost base for 2007, 2006 and 2005 has been relatively constant at approximately £5.0m per month.

The foreign currency hedging policy of the Group is to economically hedge a minimum of 50% of anticipated Sterling denominated operating expenses for the next 12 months and up to a maximum of 100% for the next three years on a rolling basis.

As at 31 December 2007 it is estimated that a movement of the hedged US dollar/Sterling exchange rate of 1% would have impacted the 2007 profit before tax by approximately US$1.2m (2006: US$1.3m, 2005: US$1.1m). As at 31 December 2007 it is estimated that a movement of the US dollar/Sterling exchange rate of 1% would have impacted the 2007 profit before tax by approximately US$0.1m (2006: US$0.2m, 2005: US$nil), primarily as a result of the translation of Sterling denominated trade payables. This analysis includes only outstanding foreign currency denominated monetary items and adjusts the translation of these items at the period end for a 1% change in foreign currency rates. A 1% movement in foreign currency rates would have impacted equity by US$1.3m (2006: US$1.2m, 2005: US$0.7m) primarily as a result of the changes in fair value of derivative instruments designated as cash flow hedges. A 1% sensitivity rate is used internally when reporting foreign currency risk to key management. This is not necessarily representative of management’s assessment of expected change in foreign exchange rates, however does provide management with a reasonable basis upon which to compare various scenarios when assessing transactions.

(ii) Price risk

The Group is not exposed to significant equity securities price risk or commodity price risk.

(b) Interest rate risk

Given the Group has no significant interest-bearing assets, income and operating cash flows are substantially independent of changes in market interest rates. Interest rate risk arises from long-term borrowings. Borrowings issued at variable rates expose the Group to cash flow interest rate risk.

The policy of the Group is to ensure certainty of the interest charge by fixing interest rates on 60 – 100% of forecast net debt for the next two years on a rolling basis. The Senior Notes are at a fixed rate.

The Group manages its cash flow interest rate risk by using floating-to-fixed interest rate swaps. Such interest rate swaps have the economic effect of converting borrowings from floating rates to fixed rates. Under the interest rate swaps, the Group agrees with other parties to exchange, at specific intervals (primarily quarterly), the difference between fixed contract rates and floating-rate interest amounts calculated by reference to the agreed notional amounts.

INMARSAT GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3.	Financial risk management (Continued)

As at 31 December 2007, if interest rates on borrowings changed by 1%, with all other variables held constant, the Group’s profit after tax for the year would have been impacted by US$1.4m (2006: US$0.6m, 2005: US$0.6m). This is primarily due to the Group’s exposure to interest rates on its variable borrowings. The sensitivity analysis has been determined based on the exposure to interest rates for both derivatives and non-derivative instruments at the balance sheet date. For floating rate liabilities, the analysis is prepared assuming the amount of liability outstanding at balance sheet date was outstanding for the whole year. A 1% sensitivity rate is used internally when reporting interest rate risk to key management. This is not necessarily representative of management’s assessment of the expected change in interest rates, however it does provide management with a reasonable basis upon which to compare various scenarios when assessing transactions.

(c) Credit risk

Financial instruments that potentially subject the Group to a concentration of credit risk consist of cash and cash equivalents, short-term deposits, trade receivables and derivative financial instruments. The credit risk on liquid funds (cash and cash equivalents and short-term deposits) and derivative financial instruments is limited because the counter-parties are highly rated financial institutions.

The maximum exposure to credit risk is:

	Year ended 31 December
	2007	2006
	(US$ in millions)
Cash and cash equivalents (note 15)	31.3	39.5
Trade receivables (note 16)	135.1	127.9
Derivative financial instruments (note 29)	0.5	8.5

Total credit risk	166.9	175.9

The Group’s average credit period on sales of services is 80 days (2006: 81 days). No interest is charged on trade receivables until the receivables become overdue for payment. Thereafter, interest is charged at a weighted average of 16% per annum (2006: 17% per annum) on the outstanding balance. The Group provides for receivables on a specific trade receivable basis. As at 31 December 2007 the Group had not provided for any specific trade receivables (2006: US$nil).

For 2007, two (2006: three) distribution partners comprised approximately 82.1% (2006: 84.7%) of the Group’s revenues. These same two customers comprised 84.8% (2006: 85.9%) of the Group’s trade receivables balance as at 31 December 2007.

The following table sets out the Group’s trade receivable balance by maturity:

	Year ended 31 December
	2007	2006
	(US$ in millions)
Current	133.5	127.4
Between 1 and 30 days overdue	1.4	0.1
Between 31 and 120 days overdue	0.2	0.2
Over 120 days overdue	—	0.2

Total trade receivables (note 16)	135.1	127.9

(d) Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and short-term deposits and the availability of funding through an adequate amount of committed credit facilities.

The Group manages liquidity risk by maintaining adequate reserves, banking facilities and reserve borrowing facilities by continuously monitoring forecast and actual cash flows and matching the maturity profiles of financial assets and liabilities. The Group maintains a long-term Revolving Credit Facility of US$300.0m that is designed to ensure it has sufficient available funds for operations. Drawings on this facility were US$70.0m as at 31 December 2007 (2006: US$nil).

INMARSAT GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4.	Critical accounting estimates and judgements in applying accounting policies

The preparation of the consolidated financial statements requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the Balance Sheet dates and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates. The more significant estimates are discussed below:

(a) Estimated impairment of goodwill

The Group annually undertakes tests to determine whether goodwill has suffered any impairment, in accordance with the accounting policy stated in note 2. The carrying amounts of goodwill and intangible assets are given in note 14.

For the purpose of testing for impairment, goodwill is specifically allocated to CGUs and tested by comparing the carrying amount of the CGU with its value in use. The value in use calculation utilizes an estimate of the future cash flows expected to arise from the CGU and a suitable discount rate in order to calculate present value. In 2005 the impairment test was based on the recoverable amounts of CGUs, determined based on fair value less costs to sell. The key assumptions used in calculating the value in use are as follows:

•	discount rate—the pre-tax rate used to discount the operating profit projections in respect of the Group was 8.5%;

•	Operating profit projections are derived from recently approved forecasts and have assumed a terminal growth rate for the Group of 3.0%.

Two CGUs have been identified—these are ‘Mobile Satellite Services’ (“MSS”) and ‘Other’. It has been determined that goodwill that arose on the acquisition of Inmarsat Ventures Limited represented goodwill of the MSS CGU only. Therefore, goodwill has been tested for impairment on the MSS CGU only.

Using the value in use as a measure, no impairment to the carrying value of goodwill was recognized. In the opinion of the Directors, there have been no changes in the business strategy that would result in the carrying value of goodwill exceeding its recoverable amount.

(b) Pension assumptions

The Group has applied a rate of return on assets of 7.32% p.a. which represents the expected return on asset holdings going forward.

5.	Segmental information

The Group operates in one business segment being the supply of mobile satellite communications services.

‘Other’ in 2007 and 2006 principally comprises income from technical support to other operators, the provision of conference facilities and leasing surplus office space to external organizations.

In addition ‘Other’ in 2005 comprises the results of the subsidiaries, Invsat and Rydex, which were disposed of in the second half of 2005.

INMARSAT GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5.	Segmental information (Continued)

Primary reporting format—business segments

		2007
	Note	Mobile satellite communications services	Other	Unallocated	Total
		(US$ in millions)
Revenue		549.3	7.9	—	557.2

Segment result (operating profit)		208.3		—	209.3
Net interest charged to the Income Statement	9	—	—	(81.4)	(81.4)

Profit before income tax					127.9
Income tax expense	10				(29.0)

Profit for the year					98.9

Segment assets		1,966.8	—	31.3	1,998.1
Segment liabilities		(166.7)	—	(1,481.3)	(1,648.0)
Capital expenditure(a)		(190.6)	—	—	(190.6)
Depreciation		(154.0)	—	—	(154.0)
Amortization of intangible assets		(20.2)	—	—	(20.2)

(a)	Capital expenditure stated using accruals basis.

		2006
	Note	Mobile satellite communications services	Other	Unallocated	Total
		(US$ in millions)
Revenue		493.0	7.1	—	500.1

Segment result (operating profit)		175.1	(0.2)	—	174.9
Net interest charged to the Income Statement	9			(84.7)	(84.7)

Profit before income tax					90.2
Income tax credit	10				37.8

Profit for the year					128.0

Segment assets		1,939.7	—	39.5	1,979.2
Segment liabilities		(198.7)	—	(1,390.7)	(1,589.4)
Capital expenditure (incl. acquisitions)(a)		(82.8)	—	—	(82.8)
Depreciation		(138.4)	—	—	(138.4)
Amortization of intangible assets		(18.4)	—	—	(18.4)

(a)	Capital expenditure stated using accruals basis.

		2005
	Note	Mobile satellite communications services	Other	Unallocated	Total
		(US$ in millions)
Revenue		474.2	16.9	—	491.1

Segment result (operating profit)		210.0	(0.2)	—	209.8
Net interest charged to the Income Statement	9	—	—	(156.6)	(156.6)

Profit before income tax					53.2
Income tax expense	10				(18.3)

Profit for the year					34.9

Segment assets		1,993.5	—	35.6	2,029.1
Segment liabilities		(248.7)	(0.3)	(1,424.4)	(1,673.4)
Capital expenditure(a)		(305.0)	—	—	(305.0)
Depreciation		(94.6)	(0.7)	—	(95.3)
Amortization of intangible assets		(11.2)	—	—	(11.2)

(a)	Capital expenditure stated using accruals basis.

INMARSAT GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5.	Segmental information (Continued)

Secondary reporting format—geographical segments

The Group mainly operates in the geographic areas as included in the table below. The home country of the Group is the United Kingdom with its head office and central operations located in London.

Revenues are allocated to countries based on the location of the distribution partner who receives the invoice for the services.

Assets and capital expenditure are allocated based on the physical location of the assets.

	2007			2006			2005
	Revenue	Segment assets	Capital expenditure	Revenue	Segment assets	Capital expenditure	Revenue
	(US$ in millions)
Europe(a)	196.8	1,296.5	190.6	251.0	1,213.1	82.8	237.9
North America	289.3	—	—	155.5	—	—	154.1
Asia Pacific	63.7	—	—	86.2	—	—	85.6
Rest of the world	7.4	—	—	7.4	—	—	13.5
Unallocated(b)	—	701.6	—	—	766.1	—	—

	557.2	1,998.1	190.6	500.1	1,979.2	82.8	491.1

(a)	Segment assets include the Inmarsat-4 F3 satellite, which is currently held in storage.
(b)	Unallocated items relate to satellites which are in orbit.

6.	Profit before income tax

Costs are presented by the nature of the expense to the Group. Network and satellite operations costs comprise costs to third parties for network service contracts, operating lease rentals and services. A further breakdown of employee benefit costs is given in note 7 below.

Profit before income tax is stated after charging the following items:

		Year ended 31 December
	Note	2007	2006	2005
	(US$ in millions)
Depreciation of property, plant and equipment:
— Owned assets(a)	13	154.0	138.4	95.3
Amortization of intangible assets	14	20.2	18.4	11.2
Operating lease rentals:
— Land and buildings		11.7	13.0	8.6
— Services equipment, fixtures and fittings		—	—	1.6
— Space segment		15.4	16.3	24.0
Auditors’ remuneration and expenses—audit services(b)		0.6	0.7	0.7
Auditors’ remuneration and expenses—non-audit services		0.4	0.3	0.5

(a)	Included within depreciation on owned assets for 2007 is a non-recurring charge of $9.4m relating to accelerated depreciation of an amount that was previously capitalized as part of the launch of the third Inmarsat-4 satellite.
(b)	In addition to the fees disclosed above, the Group’s pension plan incurred audit fees from other auditors of US$25,454 for the 2007 financial year (2006: US$21,656, 2005: US$14,656).

On 2 September 2005, the Group sold Invsat Limited, a 100% owned subsidiary, to Nessco Limited. Invsat Limited provided integrated communications networks and systems using VSATs (transportable terminals that access broadband services provided over satellite systems operating in the C-band and Ku-band radio frequencies), principally to end-users in the oil and gas sector. The Group received US$7.8m in gross cash proceeds and reported a loss on disposal of US$3.0m.

On 17 October 2005, the Group disposed of the assets and business of Rydex Corporation Limited, a 100% owned subsidiary, to Seawave LLC. Rydex Corporation Limited developed email and data communications software tailored for use in the maritime sector. The Group received US$2.6m in gross cash proceeds and reported a gain on disposal of tangible assets of US$1.9m.

INMARSAT GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

7.	Employee benefit costs (including the Executive Directors)

		Year ended 31 December
	Note	2007	2006	2005
	(US$ in millions)
Wages and salaries		73.6	63.4	70.6
Social security costs		8.7	6.8	7.6
Share options charge (including employers’ national insurance contribution	25	5.2	5.2	6.5
Equity-settled share-based payments—Share Incentive Plan		—	2.0	4.0
Defined contribution pension plan costs		3.0	2.9	2.9
Defined benefit pension plan costs(a)	27	2.4	4.3	3.7
Post-retirement healthcare plan costs(a)	27	0.8	0.8	1.2

		93.7	85.4	96.5
Restructuring	20	—	6.8	—

Total employee benefits costs		93.7	92.2	96.5

(a)	Defined benefit pension plan costs and post-retirement healthcare plan costs for 2007 and 2006 reflect the service cost (see note 27). For 2005 the above charges include US$1.0m of financing costs which for 2007 and 2006, together with foreign exchange losses, have been included within interest payable (note 9).

Employee numbers

The average monthly number of people (including the Executive Directors) employed during the year by category of employment:

	Year ended 31 December
	2007	2006	2005
	(US$ in millions)
Operations	164	124	125
Sales and marketing	78	81	112
Development and engineering	86	79	103
Administration	123	123	139

	451	407	479

The figures for 2007 include 58 employees in Indonesia (2006: 18, which reflected an average number for the period 4 September 2006 to 31 December 2006 from a total workforce of 53 employees in Indonesia, 2005: 0) who work on our handheld business.

8.	Directors’ remuneration

Directors’ remuneration for Inmarsat plc (the ultimate parent company) was:

	Salaries/Fees			Bonus			Benefits			Total			Pension
	2007	2006	2005	2007	2006	2005	2007	2006	2005	2007	2006	2005	2007	2006	2005
	(US$000)
Executive Directors
Michael Butler	553	472	456	423	323	354	12	9	9	988	804	819	20	19	19
Rick Medlock	485	467	436	360	326	256	11	9	19	856	802	711	20	19	19
Andrew Sukawaty[2]	748	674	570	796	684	673	36	32	32	1,580	1,390	1,275	95	80	70

	1,786	1,613	1,462	1,579	1,333	1,283	59	50	60	3,424	2,996	2,805	135	118	108

Non-Executive Directors
Sir Bryan Carsberg	85	80	42	—	—	—	—	—	—	85	80	42	—	—	—
(appointed 22 June 2005)
Stephen Davidson	94	86	44	—	—	—	—	—	—	94	86	44	—	—	—
(appointed 22 June 2005)
Admiral James Ellis Jr3 (ret)	157	156	84	—	—	—	—	—	—	157	156	84	—	—	—
(appointed 22 June 2005)
Kathleen Flaherty	80	49	—	—	—	—	—	—	—	80	49	—	—	—	—
(appointed 9 May 2006)
John Rennocks	151	143	114	—	—	—	—	—	—	151	143	114	—	—	—

(appointed 4 January 2005)
	2,353	2,127	1,746	1,579	1,333	1,283	59	50	60	3,991	3,510	3,089	135	118	108

INMARSAT GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8.	Directors’ remuneration (Continued)

Notes:
1.	£:US$ exchange rate used was 1:1.81 for 2007 (2006: 1:1.77, 2005: 1:1.77).
2.	The pension for Andrew Sukawaty includes an annual salary supplement in lieu of employer pension contribution.
3.	During the year to 31 December 2007, the fee for Admiral James Ellis Jr (Rtd) included a full year’s fee of US$79,780 (2006:75,764, 2005 from date of appointment to 31 December 2005: $42,045) as a Director of Inmarsat Inc, a wholly-owned subsidiary in the US.

Two Directors (2006: two, 2005: two) are accruing benefits under the Group’s defined contribution pension plan. One Director is a member of the US 401k Plan (2006: one, 2005: one).

Key management

The Executive Directors of the Group are the key management of the business.

9.	Net interest payable

	Year ended 31 December
	2007	2006	2005
	(US$ in millions)
Interest on Senior Notes and Senior Credit Facilities	38.7	38.1	59.2
Interest on subordinated parent company loan	39.6	35.8	57.0
Net premium on early settlement of Burses Ltd finance lease	—	6.2	—
Pension and post-retirement liability finance costs	1.3	5.8	—
Unwinding of discount on deferred satellite liabilities	3.4	3.7	3.1
Amortization of debt issue costs	2.8	2.7	7.2
Other interest	0.8	0.6	0.6
Previous Senior Credit Facility deferred debt issue costs written off	—	—	19.9
Deferred debt issue costs written off and redemption premium paid on repayment of 35% Senior Notes	—	—	18.8
Interest rate swap	—	—	1.4

Total interest payable and similar charges	86.6	92.9	167.2

Bank interest receivable and other interest	4.9	5.4	6.2
Interest rate swap	0.3	2.8	—
Realized gain on amendment to interest rate swap	—	—	3.4
Senior Notes premium written-off	—	—	1.0

Total interest receivable and similar income	5.2	8.2	10.6

Net interest payable	81.4	84.7	156.6

10.	Income tax

Income tax (expense)/credit recognized in the Income Statement:

	Year ended 31 December
	2007	2006	2005
	(US$ in millions)
Current tax expense:
Current year	(13.9)	(5.4)	1.1
Adjustments in respect of prior periods	—	13.9	—

Total current tax (expense)/credit	(13.9)	8.5	1.1

Deferred tax expense:
Origination and reversal of temporary differences	(24.3)	(19.5)	(19.4)
Adjustment to the opening deferred tax position in respect of the future reduction in the Corporation tax rate from 30% to 28%	9.2	—	—
Disposal of lease receivable(a)	—	58.1	—
Reassessment of likelihood of recovery of deferred tax assets	—	(9.3)	—

Total deferred tax (expense)/credit	(15.1)	29.3	(19.4)

Total income tax (expense)/credit	(29.0)	37.8	(18.3)

(a)	Stated net of the US$2.5m reversal of a deferred tax asset previously arising on the elimination of intercompany lease payables and receivables.

INMARSAT GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10.	Income tax (Continued)

Reconciliation of effective tax rate:

	Year ended 31 December
	2007	2006	2005
	(US$ in millions)
Profit before tax	127.9	90.2	53.2

Income tax at 30%	(38.4)	(27.0)	(16.0)
Disposal of lease receivable	—	60.6	—
Adjustments in respect of prior periods	—	13.9	—
Reassessment of likelihood of recovery of deferred tax assets	—	(9.3)	—
Differences in overseas tax rates	0.1	0.2	—
Tax loss on sale of shares	—	—	0.2
Effect of the future reduction in the Corporation Tax rate from 30% to 28% on:
— opening Deferred Tax balance	9.2	—	—
— current year movement in Deferred Tax	2.4	—	—
Other temporary differences and non-deductible expenses	(2.3)	(0.6)	(2.5)

Total income tax (expense)/credit	(29.0)	37.8	(18.3)

Tax credited/(charged) to equity:

	Year ended 31 December
	2007	2006	2005
	(US$ in millions)
Current tax credit on share options	0.6	5.1	—
Deferred tax (charge)/credit on share options	(0.4)	(3.8)	5.5
Deferred tax credit/(charge) relating to gains on cash flow hedges	5.1	(2.0)	—
Deferred tax (charge)/credit on actuarial gains and losses from pension and post-retirement healthcare benefits	(2.2)	(1.7)	2.6

Total tax credited/(charged) to equity	3.1	(2.4)	8.1

11.	Net foreign exchange losses/(gains)

	Year ended 31 December
	2007	2006	2005
	(US$ in millions)
Pension and post-retirement liability(a)	0.6	4.8	—
Release of cumulative translation reserve	—	(6.6)	—
Other operating costs/(gains)	2.9	(1.6)	(4.1)

	3.5	(3.4)	(4.1)

(a)	The foreign exchange (gains) and losses in respect of the pension and post retirement liabilities for 2005, amounting to US$3.2m, were included in other operating costs.

12.	Dividends

The dividends paid in 2007 to Inmarsat Holdings Limited (parent company) were US$52.8m and US$73.4m for the 2007 interim dividend and the 2006 final dividend respectively. In addition a further interim dividend of US$9.1m was paid to Inmarsat Holdings Limited in 2007.

A final dividend in respect of 2007 amounting to US$104.1million was declared on 28 March 2008 by the Directors to be paid on 21 May 2008 to Inmarsat Holdings Limited. In accordance with IAS 37, these financial statements do not reflect this final dividend payable.

The dividends paid in 2006 and 2005 were US$101.4m and US$24.7m respectively.

INMARSAT GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13.	Property, plant and equipment

	Note	Freehold land and buildings	Services equipment, fixtures and fittings	Space segment	Assets in the course of construction	Total
		(US$ in millions)
Cost at 1 January 2006		2.7	68.1	916.9	539.9	1,527.6
Additions		—	6.0	48.8	6.4	61.2
Acquisitions	22	—	1.0	4.6	—	5.6
Transfers		—	—	365.2	(365.2)	—

Cost at 31 December 2006		2.7	75.1	1,335.5	181.1	1,594.4

Additions		—	3.4	106.6	63.0	173.0
Transfers		—	3.1	10.8	(13.9)	—

Cost at 31 December 2007		2.7	81.6	1,452.9	230.2	1,767.4

Accumulated depreciation at 1 January 2006		(2.7)	(36.6)	(169.2)	—	(208.5)
Charge for the year		—	(10.8)	(127.6)	—	(138.4)

Accumulated depreciation at 31 December 2006		(2.7)	(47.4)	(296.8)	—	(346.9)

Charge for the year		—	(17.9)	(136.1)	—	(154.0)

Accumulated depreciation at 31 December 2007		(2.7)	(65.3)	(432.9)	—	(500.9)

Net book amount at 31 December 2006		—	27.7	1,038.7	181.1	1,247.5

Net book amount at 31 December 2007		—	16.3	1,020.0	230.2	1,266.5

The depreciation charge for 2005 in respect of freehold land and buildings, services equipment, fixtures and fittings and space segment assets was US$0.1m, US$21.8m and US$73.4m respectively.

The satellite and space segment asset lives range from 10 to 15 years with the exception of R-BGAN assets which are five years. The first and second of the Inmarsat-4 satellites were placed in service during the 2005 and 2006 financial years respectively and are being depreciated over 15 years.

As at 31 December 2007 and 2006, freehold land and buildings for the Group were carried at cost less accumulated depreciation. Had the freehold land and buildings been revalued on a market basis, their carrying amount at 31 December 2007 and 2006 would have been US$5.5m. The Directors determined the market valuation.

INMARSAT GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14.	Intangible assets

	Note	Goodwill	Trademarks	Software	Patents	Terminal development costs	Spectrum rights	Intellectual property	Total
		(US$ in millions)
Cost at 1 January 2006		402.9	19.0	45.3	14.0	64.0	—	—	545.2
Additions		—	—	5.8	—	3.4	—	—	9.2
Acquisitions	22	3.3	—	—	—	—	2.7	0.7	6.7

Cost at 31 December 2006		406.2	19.0	51.1	14.0	67.4	2.7	0.7	561.1

Additions		—	—	9.3	—	8.3	—	—	17.6

Cost at 31 December 2007		406.2	19.0	60.4	14.0	75.7	2.7	0.7	578.7

Accumulated amortization at 1 January 2006		—	(1.9)	(11.7)	(4.1)	(3.0)	—	—	(20.7)
Charge for the year		—	(1.0)	(8.4)	(2.0)	(6.8)	(0.1)	(0.1)	(18.4)

Accumulated amortization at 31 December 2006		—	(2.9)	(20.1)	(6.1)	(9.8)	(0.1)	(0.1)	(39.1)

Charge for the year		—	(1.0)	(9.6)	(2.0)	(6.9)	(0.4)	(0.3)	(20.2)

Accumulated amortization at 31 December 2007		—	(3.9)	(29.7)	(8.1)	(16.7)	(0.5)	(0.4)	(59.3)

Net book amount at 31 December 2006		406.2	16.1	31.0	7.9	57.6	2.6	0.6	522.0

Net book amount at 31 December 2007		406.2	15.1	30.7	5.9	59.0	2.2	0.3	519.4

Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses.

Patents and trademarks are being amortized on a straight-line basis over their estimated useful lives which are 7 and 20 years respectively.

The software capitalized mainly relates to the Group’s BGAN billing system which is being amortized on a straight-line basis over its estimated useful life of 5 to 7 years. All other software is amortized on a straight-line basis, over 3 years.

User terminal development costs directly relating to the development of the user terminals for the BGAN services are capitalized as intangible fixed assets. BGAN costs are being amortized over the estimated sales life of the services, which is 10 years. Previous R-BGAN user terminal costs capitalized are being amortized over the life of the service, which is 5 years.

Spectrum rights and intellectual property relate to the acquisition of ACeS as detailed at note 22 and are being amortized on a straight-line basis over the remaining useful lives of 7.3 years and 1.3 years respectively.

The amortization charge for 2005 in respect of trademarks, software, patents and terminal development assets was US$0.9m, US$6.7m, US$2.0m and US$1.6m respectively.

INMARSAT GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

15.	Cash and cash equivalents

Cash and cash equivalents includes cash in hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less, and for the purposes of the Cash Flow Statement also includes bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities on the Balance Sheet.

	As at 31 December
	2007	2006
	(US$ in millions)
Cash at bank and in hand	1.6	1.5
Short-term deposits with original maturity of less than three months	29.7	38.0

	31.3	39.5

For the purposes of the Cash flow Statement, cash and cash equivalents include the following:

	As at 31 December
	2007	2006
	(US$ in millions)
Cash and cash equivalents	31.3	39.5
Bank overdrafts (note 19)	(0.1)	(0.2)

	31.2	39.3

The Group has a US$300m revolving credit facility that has no restrictions of which US$70m is drawn at 31 December 2007 (2006: Nil).

16.	Trade and other receivables

	As at 31 December
	2007	2006
	(US$ in millions)
Trade receivables	135.1	127.9
Other receivables	12.7	13.8
Amounts due from parent undertakings	12.8	8.9
Other prepayments and accrued income	14.9	10.3

	175.5	160.9

The Directors consider the carrying value of trade and other receivables to approximate to their fair value.

17.	Inventories

	As at 31 December
	2007	2006
	(US$ in millions)
Finished goods	4.9	0.8

The Directors consider the carrying value of inventories to approximate to their fair value.

INMARSAT GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

18.	Trade and other payables

	As at 31 December
	2007	2006
	(US$ in millions)
Current:
Trade payables	56.3	83.3
ACeS deferred consideration (see note 22)	2.4	2.9
Other taxation and social security payables	3.9	5.0
Other creditors	1.3	0.7
Amounts due to parent undertakings	1.4	7.4
Accruals and deferred income	55.7	53.5

	121.0	152.8

	As at 31 December
	2007	2006
	(US$ in millions)
Non-current:
ACeS deferred consideration (see note 22)	4.8	6.7

The Directors consider the carrying value of trade and other payables to approximate to their fair value.

19.	Borrowings

	Effective interest rate	As at 31 December
		2007	2006
	%	(US$ in millions)
Current:
Bank overdrafts	5.9	0.1	0.2
Deferred satellite payments(a)	7.0	12.1	11.7
Senior Credit Facility(b)		70.0	—

Total current borrowings		82.2	11.9

Non-current:
Deferred satellite payments (a)	7.0	40.3	48.9
Senior Credit Facility(b)	5.69	248.9	248.4
Senior Notes(c)(d)	7.625	211.6	247.9
Premium on Senior Notes(d)		0.9	1.1
Subordinated parent company loan:(e)	5.85
— principal		723.6	684.5
— interest		5.4	5.0

Total non-current borrowings		1,230.7	1,235.8

Total borrowings		1,312.9	1,247.7

(a)	Deferred satellite payments represent amounts payable to satellite manufacturers which become payable annually depending on the continued successful performance of the satellite. The gross amount of deferred satellite payments has been discounted to net present value at 7%.
(b)	US$550.0m Senior Credit Facility led by Barclays Capital, ING Bank N.V. and the Royal Bank of Scotland plc with Inmarsat Investments Limited. The facility is for general corporate purposes and was arranged in connection with the IPO of Inmarsat plc in June 2005. The US$550.0m five-year Senior Credit Facility consists of a US$250.0m amortizing Term Loan and a US$300m Revolving Credit Facility. The Term Loan and drawings under the Revolving Credit Facility were initially priced at 120 basis points above LIBOR and thereafter tied to a leverage grid.
Drawings on the US$300.0m revolving credit facility at 31 December 2007 were US$70.0m (2006: US$nil).
As at 31 December 2007, US$250.0m (2006: US$250.0m) was drawn down at 3 month USD LIBOR plus a margin of 0.7% (2006: 0.7%). Effective from 1 December 2006, the Group received the consent of 100% of the lenders under the Senior Credit Facility to amend the term loan repayments due in 2007 (two equal instalments totalling US$50.0m) and 2008 (two equal instalments totalling US$50.0m) to reschedule them to the termination date in 2010. All other terms and conditions remained unchanged.
At 31 December 2007, the Group had in place an interest rate swap agreement to exchange LIBOR floating interest rates on US$150.0m of its Senior Credit Facility. LIBOR floating rates of 4.94% are exchanged for fixed rates of 4.86% on a notional amount of US$150.0m (Note 29).

INMARSAT GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

19.	Borrowings (Continued)

(c)	Inmarsat Finance plc is 99.9% owned by Inmarsat Group Limited, and 0.1% owned by Inmarsat Holdings Limited, which is the parent of Inmarsat Group Limited. Inmarsat Group Limited’s ability to obtain funds from its subsidiaries by dividend or loan is limited by the Senior Credit Facility and the indenture governing the Senior Notes. The Senior Credit Facility contains negative covenants that, among other things, generally restrict or prohibit the indirect subsidiary Inmarsat Investments Limited and its subsidiaries from making any repayment of principal under the indentures governing the Senior Notes and from declaring or paying certain dividends or making certain other distributions to shareholders or making payment under the subordinated parent company loan. In addition, the indentures governing the Senior Notes contain covenants that, among other things, directly or indirectly restrict Inmarsat Group Limited’s ability to make certain payments, including dividends or other distributions, prepay or redeem subordinated debt or equity. Substantially all of the net assets of Inmarsat Group Limited’s unconsolidated and consolidated subsidiaries as of the end of 31 December 2007 are restricted net assets.
(d)	The 7.625% Senior Notes were issued by Inmarsat Finance plc, a subsidiary 99% owned by Inmarsat Group Limited, and 0.1% owned by Inmarsat Holdings Limited. The Senior Notes mature on 30 June 2012. Interest is payable semi-annually in February and August.
During 2007 Inmarsat Investments Limited purchased US$38.0m (2006: US$43.6m) of the Senior Notes for US$40.7m (2006: US$45.6m). Inmarsat Investments Limited paid a premium of US$1.3m (2006: US$1.2m) and prepaid interest of US$1.4m (2006: US$0.8m) which was later received back from the trustee (Bank of New York). Taking into account the Group’s short-term cash surplus, the total payment of US$40.7m (2006: US$45.6m) results in an overall economic benefit to the Group when the premium paid is compared to future net interest charges discounted back to values at that date.
(e)	Loans represent funding advanced by the parent company in the form of a subordinated parent company loan. Inmarsat Holdings Limited issued Euro denominated Subordinated Preference Certificates with an aggregate nominal amount at the date of issue of US$27,632m (at a price of US$618.8m euro equivalent) in December 2003. Inmarsat Holdings Limited loaned to Inmarsat Group Limited (which, in turn loaned to Inmarsat Investments Limited) the aggregate proceeds of the Subordinated Preference Certificates via a subordinated parent company loan. The loan has no fixed maturity and may be repaid at any time at each borrower’s option. Interest on the subordinated parent company loan accrues at a rate of 5.85% per annum in 2007 (2006: 5.62%; 2005: 5.35% per annum).

These balances are shown net of unamortized deferred finance costs, which have been allocated as follows:

	At 31 December 2007			At 31 December 2006
	Principal amount	Deferred finance cost	Net balance	Principal amount	Deferred finance cost	Net balance
	(US$ in millions)
Senior Credit Facility	320.0	(1.1)	318.9	250.0	(1.6)	248.4
Senior Notes	218.8	(7.2)	211.6	256.8	(8.9)	247.9
Premium on Senior Notes	0.9	—	0.9	1.1	—	1.1
Subordinated parent company loan:
— principal	723.6	—	723.6	684.5	—	684.5
— interest	5.4	—	5.4	5.0	—	5.0
Deferred satellite payments	52.4	—	52.4	60.6	—	60.6
Bank overdrafts	0.1	—	0.1	0.2	—	0.2

Total loans and borrowings	1,321.2	(8.3)	1,312.9	1,258.2	(10.5)	1,247.7

The maturity of non-current borrowings is as follows:

	As at 31 December
	2007	2006
	(US$ in millions)
Between one and two years	8.6	9.2
Between two and five years	481.6	266.6
After five years	740.5	960.0

	1,230.7	1,235.8

The Group has a US$300.0m Revolving Credit Facility that has no restrictions and as at 31 December 2007 was drawn down by US$70.0m.

The Directors consider the carrying value of borrowings, other than the Senior Notes, to approximate to their fair value.

INMARSAT GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

19.	Borrowings (Continued)

The effective interest rates at the Balance Sheet dates were as follows:

	As at 31 December
Effective interest rate %	2007	2006
Bank overdrafts	5.9	7.3
Senior Notes	7.625	7.625
Subordinated Parent Company Loan	5.85	5.62
Senior Credit Facility	5.69	6.06
Deferred satellite payments	7.0	7.0

20.	Provisions

Restructuring provision
(US$ in millions)
Current:
As at 1 January 2005	1.1
Charged in respect of current year	—
Utilized in current year	(0.7)

As at 31 December 2005	0.4
Charged in respect of current year	6.8
Utilized in current year	(5.6)

As at 31 December 2006	1.6
Utilized in current year	(1.5)

As at 31 December 2007	0.1

In January 2006, the Group announced its intention to restructure the organization to reflect the fact that the Inmarsat-4 programme was nearing completion. The principal action in the restructuring plan involved a redundancy programme. The amount charged for the year ended 31 December 2007 was US$nil (2006: US$6.8m, 2005: US$nil). The redundancy provision that remains unpaid in respect of this restructuring as at 31 December 2007 is US$0.1m.

	Post retirement healthcare benefits	Pension	Other	Total
	(US$ in millions)
Non-Current:
As at 1 January 2005	13.3	15.8	0.4	29.5
(Credit)/charged to Income statement in respect of current year	(0.3)	2.0	—	1.7
Credited directly to Statement of Recognized Income and Expense in respect of current year	5.7	3.0	—	8.7
Utilized in current year	(0.2)	(2.1)	—	(2.3)

As at 31 December 2005	18.5	18.7	0.4	37.6

Charged to Income Statement in respect of current year	4.4	6.5	—	10.9
Credited directly to Statement of Recognized Income and Expense in respect of current year	(0.7)	(4.5)	—	(5.2)
Contributions paid	—	(5.5)	—	(5.5)
Utilized in current year	(0.2)	—	—	(0.2)

As at 31 December 2006	22.0	15.2	0.4	37.6

Charged to Income Statement in respect of current year	2.4	2.1	0.4	4.9
Credited directly to Statement of Recognized Income and Expense in respect of current year	(1.9)	(5.4)	—	(7.3)
Contributions paid	—	(5.3)	—	(5.3)
Utilized in current year	(0.2)	—	(0.1)	(0.3)

As at 31 December 2007	22.3	6.6	0.7	29.6

INMARSAT GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

20.	Provisions (Continued)

During 2007, the Group made an additional cash contribution of US$3.4m (2006: US$3.5) to reduce the pension deficit.

Other provisions in 2007 and 2006 relate to an onerous lease provision on premises located in Washington which is expected to be utilized by 2008 and a legally required provision for eventual severance payments to employees in Italy and Dubai.

21.	Current and deferred income tax assets and liabilities

The current income tax liability of US$21.4m (2006: US$8.6m) represents the income tax payable in respect of current and prior periods less amounts paid.

Recognized deferred income tax assets and liabilities

The movements in deferred income tax assets and liabilities (prior to the offsetting of balances within the same jurisdiction as permitted by IAS 12) during the period are shown below.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes relate to the same fiscal authority.

	As at 31 December 2007			As at 31 December 2006
	Assets	Liabilities	Net	Assets	Liabilities	Net
	(US$ in millions)
Property plant and equipment and intangible assets	(8.9)	172.8	163.9	(18.1)	165.6	147.5
Other	(6.5)	0.9	(5.6)	(2.7)	3.2	0.5
Pension asset	(8.0)	—	(8.0)	(10.9)	—	(10.9)
Share options	(3.3)	—	(3.3)	(2.7)	—	(2.7)

Net deferred income tax liabilities	(26.7)	173.7	147.0	(34.4)	168.8	134.4

Movement in temporary differences during the year:

	As at 1 January 2007	Adjustment to income opening balance due to change in rate	Recognized in income	Adjustment to equity opening balance due to change in rate	Recognized in equity	As at 31 December 2007
	(US$ in millions)
Property plant and equipment and intangible assets	147.5	(9.8)	26.2	—	—	163.9
Other	0.5	0.1	(1.1)	(0.1)	(5.0)	(5.6)
Pension asset	(10.9)	0.4	0.3	0.2	2.0	(8.0)
Share options	(2.7)	0.1	(1.1)	0.1	0.3	(3.3)

Total	134.4	(9.2)	24.3	0.2	(2.7)	147.0

	As at 1 January 2006	Fair value asset arising from ACeS collaboration	Recognized in income	Recognized in equity	As at 31 December 2006
	(US$ in millions)
Property plant and equipment and intangible assets	177.2	(1.4)	(28.3)	—	147.5
Other	(1.2)	—	(0.3)	2.0	0.5
Pension asset	(11.2)	—	(1.4)	1.7	(10.9)
Share options	(7.2)	—	0.7	3.8	(2.7)

Total	157.6	(1.4)	(29.3)	7.5	134.4

In 2005 the amount of deferred income tax recognized in income as a charge in respect of property plant and equipment and intangible assets, other and pension assets was US$20.3m, US$0.7m and US$0.2m respectively. In 2005 the amount of deferred income tax recognized in income in respect of share options was US$1.8m.

INMARSAT GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

22.	Acquisitions

On 4 September 2006 Inmarsat and ACeS International Limited (“ACeS”) announced the signing and completion of collaboration arrangements to offer low-cost handheld and fixed voice services, initially in the Asian market with extended coverage expected subsequently using the Inmarsat-4 satellites. Under the collaboration arrangements, Inmarsat will assume responsibility for ACeS satellite and network operations, wholesale service provision and product and service development. ACeS will focus on distribution of MSS products in the Asian land and maritime markets and has become a distributor of Inmarsat’s BGAN services.

As a result of these arrangements, Inmarsat took over the daily active base of approximately 10,000 terminals operated by ACeS, and 53 employees located at ACeS’ operational centre in Batam, Indonesia. Although ownership of the associated assets did not change, Inmarsat has acquired operating control of the assets, and of the process applied to them, and will utilize these to generate revenue. Inmarsat is paying ACeS a total of US$15.0m over four years, of which an initial payment of US$4.0m was made on completion and payments of US$3.0m were made during 2007. The arrangements taken together constitute a business combination under IFRS 3, ‘Business Combinations’, and the transaction was accounted for as an acquisition using the purchase method of accounting.

The consideration paid was allocated to the assets as follows:

	Book value	Fair value adjustments	Fair value
	(US$ in millions)
Net assets acquired:
Space segment assets(a)	5.4	(0.8)	4.6
Terrestrial assets(b)	3.2	(2.2)	1.0

Tangible assets	8.6	(3.0)	5.6

Spectrum rights(c)	—	2.7	2.7
Intellectual property(d)	—	0.7	0.7

Intangible assets	—	3.4	3.4

Deferred tax(e)	—	1.4	1.4

Total identifiable assets	8.6	1.8	10.4

Goodwill(f)			3.3

Total consideration			13.7

Represented by:
Discounted value of cash consideration(g)			13.4
Directly attributable costs			0.3

			13.7

(a)	Space segment assets will be depreciated over the remaining useful life of 8.3 years.
(b)	Terrestrial assets represent the value placed on non-satellite tangible assets and will be depreciated over the remaining useful life of 2.3 years.
(c)	Spectrum rights represent the value placed on utilized spectrum rights at the date of the transaction and will be amortized over a remaining useful life of 8.3 years.
(d)	Intellectual property represents the value placed on the royalty free use of existing technology and will be amortized over the remaining useful life of 2.3 years.
(e)	Represents deferred tax asset arising as a result of the fair value adjustments.
(f)	Goodwill comprises the difference between the purchase consideration and the fair value of the net assets acquired.
(g)	The consideration of US$15.0m, payable over four years, has been discounted using a discount rate of 7%, being the estimated average cost of debt to fund such a transaction.

The amount of the acquiree’s profit or loss since the date of the acquisition included in the Group’s Income Statement for 2007 and 2006 are deemed to be immaterial for reporting purposes.

INMARSAT GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

23.	Cash generated from operations

Reconciliation of profit for the year to net cash inflow from operating activities:

	As at 31 December
	2007	2006	2005
	(US$ in millions)
Profit for the year	98.9	128.0	34.9
Adjustments for:
Depreciation and amortization	174.2	156.8	106.5
Income taxes	29.0	(37.8)	18.3
Interest payable	86.6	92.9	167.2
Interest receivable	(5.2)	(8.2)	(10.6)
Loss on termination of subsidiary undertakings	—	—	1.1
Non-cash employee benefit charges	5.2	5.2	6.5
Forward exchange contracts	1.4	(2.9)	1.4
Changes in net working capital:
(Increase)/decrease in trade and other receivables	(4.8)	(7.6)	3.4
(Increase)/decrease in inventories	(4.1)	(0.5)	0.3
(Decrease)/increase in trade and other payables	(6.0)	2.3	2.8
(Decrease)/increase in provisions	(3.5)	0.5	(4.4)

Cash generated from operations	371.7	328.7	327.4

24.	Share capital

	As at 31 December
	2007	2006
	(US$ in millions)
Authorized:
630,780,000 ordinary shares of €0.0005 each	0.4	0.4

	0.4	0.4

Allotted, issued and fully paid:
610,239,894 ordinary shares of €0.0005 each	0.4	0.4

	0.4	0.4

25.	Employee share options

In November 2004, Inmarsat plc (the ultimate parent company) adopted the Staff Value Participation Plan (the “2004 Plan”). 219,020 A ordinary shares were granted under the 2004 Plan to eligible Directors or employees of the Group. A second grant of options over 7,140 A ordinary shares was made under the 2004 Plan to employees in January 2005. As part of the IPO, the A ordinary shares were converted following a 1 for 20 share split into ordinary shares. A third grant of options over 1,175,240 ordinary shares of €0.0005 each was approved in May 2005 under the 2004 Plan and granted to employees in June 2005. Both subsequent grants were made on equivalent terms to the initial grant in November 2004.

All options granted under the 2004 Plan and held by optionholders have now vested and are exercisable. Whenever options are exercised under the 2004 Plan, the holder must pay a de minimis charge of €1 for each tranche of options exercised. The options expire 10 years from the date of grant. Following the exercise of options granted under the 2004 Plan, shares are transferred to the optionholders from the Inmarsat Employees’ Share Ownership Plan Trust (“the Trust”) (resident in Guernsey). No new shares have been issued to satisfy the exercise of these options.

INMARSAT GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

25.	Employee share options (Continued)

A summary of share activity within the Trust as at 31 December 2007 is as follows:

	Shares available for grant	Options outstanding	Weighted average Exercise price per option
Balance at 1 January 2006	41,886	4,340,895	£3.28
Granted re Share Incentive Plan (7 April 2006)	(57,872)	—
Forfeited	75,052	(75,052)
Exercised	—	(3,517,548)	£3.71
Exercise re International Sharesave Scheme	(699)	—

Balance at 31 December 2006	58,367	748,295	£3.60

Granted re Share Incentive Plan (10 April 2007)	(15,926)	—
Forfeited	930	(930)
Exercised	—	(435,673)	£4.10
Exercise re International Sharesave Scheme	(2,467)	—
Market purchase of shares (26 November 2007)	1,000,000	—

Balance at 31 December 2007	1,040,904	311,692	£3.64

Exercisable at 31 December 2007	—	311,692

Exercise Price per tranche	—	€1.00

The weighted average of the remaining contractual life for the 2004 Plan at 31 December 2007 is 7.0 years.

In line with IFRS 2, Share-Based Payment, the Company recognized US$5.2m, US$5.2m and US$6.5m respectively in total share compensation costs across all its share plans for the 2007, 2006 and 2005 financial years. Total share-based compensation costs are recognized over the vesting period of the options and share awards ranging from one to four years.

Prior to Inmarsat plc (the ultimate parent company) being publicly quoted, the exercise price of the options over the A ordinary shares of the Company issued under the 2004 Plan was de minimis in nature and post the IPO remains de minimis in nature, accordingly the fair value of each option is equivalent to the fair value of the underlying share at the date of the grant. This fair value of US$12.50 per share (before any adjustment for the share split in June 2005) was estimated, by calculating a range of potential values using analysis of comparable quoted shares, discounted cash flows and comparable transactions. The fair value within this range was then selected by the Directors using the independent analysis which had been prepared.

For the options granted under the 2004 Plan in June 2005 (before the share split), the fair value was estimated by the Directors to be US$30.00 per share. The US$30.00 was calculated using a similar methodology to the independent advisers as the Directors of the Company continued to believe that the ‘discounted trading multiple’ approach was the most appropriate.

Inmarsat plc also operates a Bonus Share Plan (“BSP”) and the first share awards were granted on 31 May 2005 with the shares allocated after the announcement of the 2005 financial results in March 2006. There were additional share awards under the BSP in September 2005, March 2007, May 2007 and September 2007 with the same conditions as the original grant. Awards are made in the form of a conditional allocation of shares. The performance conditions attached to the annual bonus plan are non-market based performance conditions.

The 2005 awards vest in three equal tranches following the announcement of the final results for each of the financial years 2006, 2007 and 2008, subject to continued employment. The 2007 awards vest in three equal tranches following the announcement of the final results for each of the financial years 2008, 2009 and 2010, subject to continued employment. Dividends will accrue during this period and be added as additional shares upon vesting. The rules of the BSP provide that the Remuneration Committee has the discretion to satisfy the awards using cash instead of shares. It is the intention, however, of Inmarsat plc to satisfy the awards using newly-issued shares.

As the BSP provides free share awards with no market based performance condition attached, and which carry an entitlement to dividends paid in cash or shares during the vesting period, the fair value of the awards is

INMARSAT GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

25.	Employee share options (Continued)

the value of the grant. This is due to the fact that regardless of the market price at the time the award or shares is made, the total value of shares to be awarded will not change.

In addition to the BSP, Inmarsat plc also operates a Performance Share Plan (“PSP”) under which the first share award was made on 31 May 2005 in the form of a conditional allocation of shares. The number of shares subject to the share award was determined by reference to the price at which the shares were offered for sale upon the listing of Inmarsat plc on the London Stock Exchange in June 2005 of £2.45 per share. Participants are entitled to receive the value of any dividends that are paid during the vesting period in the form of cash or additional shares. There were additional grants in September 2005 and March 2007 with the reference price in determining the number of shares of £3.24 and £3.95 respectively (market value of shares on the date of grant).

The PSP shares will not normally be transferred to participants until the third anniversary of the award date. The transfer of shares is dependent upon the performance condition being satisfied over the three consecutive financial years starting in the financial year the award date falls. The rules of the PSP provide that the Remuneration Committee has the discretion to satisfy the awards using cash instead of shares. It is the intention, however, of Inmarsat plc to satisfy the awards using newly-issued shares at the end of the relevant three year period unless a participant leaves and is entitled under the Rules to receive a proportionate award if the performance condition has been met.

The performance condition for the PSP is based on the Group’s Total Shareholder Return (“TSR”) relative to constituents of the FTSE 350 Index (excluding investment trusts) and a non-market based condition, based on EBITDA measured over a three year period. The vesting schedule for PSP awards is structured so that the shape of the vesting schedule is determined by both TSR and EBITDA performance. The market based performance condition has been incorporated into the valuation. The fair value of the allocation and the assumptions used in the calculation are as follows:

	Performance Share Plan			CEO Award
Grant date	31 May 2005	29 September 2005	29 March 2007	28 September 2007
Grant price	£2.45	£3.24	£3.95	£4.49
Exercise price	nil	nil	nil	nil
Bad leaver rate	0%	0%	0%	0%
Vesting period	3 years	3 years	3 years	3 years
Expected correlation between any pair of shares in PSP comparator group	12%	10%	n/a	n/a
Volatility	36%	34%	27%	28%
Fair value per share option	£1.34	£2.20	£2.15	£2.65

Both the BSP and PSP share awards expire 10 years after date of grant. The weighted average of the remaining contractual life for both the BSP and PSP share awards at 31 December 2007 is 9.0 and 7.7 years respectively.

Following the announcement on 28 September 2007 that Andrew Sukawaty has agreed to remain in the joint role of Chairman and Chief Executive Officer of Inmarsat plc for a further period, expected to be not less than two years, the Remuneration Committee made him an exceptional award of one million incentive shares conditional upon the delivery of significant share price growth. The mid-closing share price on 27 September 2007 was £4.49 per share. No shares will be earned unless, three years after grant, the share price reaches a minimum price of £5.50. For performance above this level, shares will be earned pro rata up to a share price of £7.25 at which the full award will be earned. A further award over 700,000 shares could be earned if, at the time that performance is assessed, the share price has reached £9.25. If the share price is below £7.25, none of the additional shares would be earned and if between £7.25 and £9.25, shares would be earned pro rata up to a share price of £9.25.

The share price performance condition will be assessed on the basis of the average closing price of Inmarsat shares over the last 20 trading days of the performance period. Additional shares will accrue representing the value of dividends paid during the performance period on the number of shares that ultimately vest.

The Remuneration Committee anticipates that if an award of shares is made to Mr Sukawaty, then the share price performance will have out-performed the FTSE 350 Index (excluding investment trusts). However, in the

INMARSAT GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

25.	Employee share options (Continued)

event that this is not the case, the Remuneration Committee retains the discretion to scale back the award of shares by up to 50% of the proposed share award.

The Employee Benefit Trust purchased one million shares on 26 November 2007 to hold against the satisfaction of the award. This has been funded through a loan from Inmarsat plc to the Trust.

Inmarsat plc also operates a UK Sharesave Scheme for which the first invitation was made in June 2005. The Sharesave Scheme is an HM Revenue & Customs approved scheme open to all UK PAYE-paying permanent employees. The maximum that can be saved each month by an employee is £250. Savings over the period plus interest may be used to acquire shares at the end of the savings contract. The options have been granted with an option price of £2.24 per ordinary share (a 20% discount to market value of the shares on the invitation date (23 June 2005). The Scheme operates with a three year savings contract. Options are exercisable for a period of up to six months following the end of the three year savings contract and under certain circumstances if an employee leaves the Group. No dividends are accumulated on options during the vesting period. Newly issued shares will be used to satisfy the options.

Inmarsat plc also operates an International Sharesave Scheme which mirrors the operation of the UK Sharesave Scheme as closely as possible. However, instead of receiving a share option, participants receive the spread between the share price at the end of the vesting period and the exercise price, delivered (at the Company’s discretion) in cash or shares. It is Inmarsat plc’s intention to satisfy the awards using shares only–some of which are held by the Trust and some of which will be newly-issued.

Options under the UK and International Sharesave Schemes expire after a maximum of 3.5 years following the initial savings payments having been made. The weighted average of the remaining contractual life for the UK and International Sharesave Schemes at 31 December 2007 is 1.1 and 1.3 years respectively.

Options under both the UK and International Sharesave Schemes have been valued using the Black Scholes model with the following assumptions:

	Sharesave Scheme (UK)	Sharesave Scheme (International)
Grant date	21 July 2005	19 October 2005
Market price at date of Grant	£3.14	£2.80
Exercise price	£2.24	£2.24
Bad leaver rate	5%pa	5%pa
Vesting period	3 years	3 years
Volatility	35%	34%
Dividend yield assumption	3.6%	2.8%
Risk free interest rate	4.25%	4.25%
Fair value per option	£1.10	£0.90

The historical volatility is based on the constituents of the FTSE 350 Telecoms Service Index, which was measured over three years to each of the grant dates. The volatility assumption used for each of the awards was based on median volatility for the constituents of the sector.

Awards under the UK Share Incentive Plan (“SIP”) were made on 7 April 2006 and 10 April 2007. The SIP is an HM Revenue & Customs approved plan open to all UK permanent employees and operates in conjunction with a UK tax-resident trust which holds shares on behalf of participating employees. Under the SIP, Inmarsat plc can award ‘Free Shares’ (up to a maximum value of £3,000) to employees. Employees can also acquire ‘Partnership Shares’ from their salary up to a maximum of £1,500 per annum and Inmarsat plc will match this with up to two free ‘Matching Shares’ per ‘Partnership Share’ (equivalent to a maximum value of £3,000 per annum). The market value per ordinary share at the date of the awards were £3.773 (2006) and £4.14 (2007).

Arrangements were put in place for eligible overseas employees to replicate both awards under the SIP as closely as possible. Additional arrangements were put in place for employees to acquire shares over the capped amounts in relation to the SIP award in 2006. On 7 April 2006, in aggregate 57,872 ordinary shares of €0.0005 each were awarded to eligible employees from the Trust in respect of the award to overseas employees and the additional award to certain employees. On 10 April 2007, 15,926 ordinary shares of €0.0005 each were awarded to eligible overseas employees to replicate the SIP award. The same market values per ordinary share were used as for the SIP for each award.

INMARSAT GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

25.	Employee share options (Continued)

No Executive Director or member of the Executive Management Board applied to participate in the SIP or equivalent overseas arrangements.

A summary of share awards and option activity as at 31 December 2007 (excluding the 2004 Plan which is noted above) is as follows:

Share Awards and Options outstanding	SIP (UK)	SIP (Intl and Unapproved)	BSP	CEO Share Award*	PSP	Sharesave Scheme (UK)	Sharesave Scheme (International)	Total
Balance at 1 January 2006	—	—	—	—	807,869	844,468	111,798	1,764,135
Granted/Allocated	460,312	57,872	215,542	—	—	—	—	733,726
Lapsed	—	—	—	—	—	(77,534)	(11,988)	(89,522)
Exercised	—	—	—	—	—	(19,392)	(699)	(20,091)
Transferred/Sold	(53,085)	(9,199)	—	—	—	—	—	(62,284)

Balance at 31 December 2006	407,227	48,673	215,542	—	807,869	747,542	99,111	2,325,964
Granted/Allocated	216,114	15,926	945,035	1,000,000	120,764	—	—	2,297,839
Lapsed	—	—	—	—	(22,043)	(47,772)	(11,002)	(80,817)
Exercised	—	—	—	—	—	(5,342)	(5,914)	(11,256)
Transferred/Sold	(50,623)	(986)	(80,879)	—	(14,692)	—	—	(147,180)

Balance at 31 December 2007	572,718	63,613	1,079,698	1,000,000	891,898	694,428	82,195	4,384,550

Exercisable at 31 December 2007	—	—	—	—	—	—	—	—

Exercise Price per share	n/a	n/a	nil	nil	nil	£2.24	£2.24	n/a

As described above, a further award over 700,000 shares could be earned if, after three years from grant, the share price has reached £9.25 per share.

26.	Reserves

Reconciliation of Movements in Shareholders’ Equity

	Ordinary share capital	Share premium account	Other reserves	(Accumulated losses)/retained earnings	Total
		(US$ in millions)
Balance at 1 January 2006	0.4	346.1	11.4	(2.2)	355.7

Profit for the year	—	—	—	128.0	128.0
Dividends payable	—	—	—	(101.4)	(101.4)
Share option charge	—	—	3.0	—	3.0
Movement in cumulative translation reserve	—	—	(6.6)	—	(6.6)
Fair value gains—cash flow hedges	—	—	6.2	—	6.2
Capital contribution from Inmarsat Holdings Ltd	—	—	2.1	—	2.1
Actuarial gains from pension and post-retirement healthcare benefits	—	—	—	5.2	5.2
Tax charged directly to equity	—	—	(2.0)	(0.4)	(2.4)

Balance at 31 December 2006	0.4	346.1	14.1	29.2	389.8

Profit for the year	—	—	—	98.9	98.9
Dividends payable	—	—	—	(135.3)	(135.3)
Share option charge	—	—	4.0	—	4.0
Fair value gains—cash flow hedges	—	—	(17.7)	—	(17.7)
Actuarial gains from pension and post-retirement healthcare benefits	—	—	—	7.3	7.3
Tax charged/(credited) directly to equity	—	—	5.1	(2.0)	3.1

Balance at 31 December 2007	0.4	346.1	5.5	(1.9)	350.1

INMARSAT GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

27.	Pension arrangements and post-retirement healthcare benefits

The Group provides both pension fund arrangements and post-retirement medical benefits for its employees.

The Group operates pension schemes in each of its principal locations. The UK scheme has two plans: a defined benefit scheme, which is closed to new employees, and a defined contribution plan. The defined benefit scheme is funded and its assets are held in a separate fund administered by a corporate trustee. US$2.1m was charged in the Income Statement in the year ended 31 December 2007 in respect of the defined benefit scheme (2006: US$6.5m, 2005: US$2.0m).

The defined benefit plan was valued using the projected unit credit method with the formal valuation undertaken by professionally qualified and independent actuaries, Watson Wyatt LLP, as at 31 December 2005. The actuarial valuation of the assets of the scheme at that date, net of liabilities, was US$8.9m. The results of the valuation have been updated for any material transactions and material changes in circumstances (including changes in market prices and interest rates) up to 31 December 2007. The results of this updated valuation as at 31 December 2007, for the purposes of the additional disclosures required by IAS 19, ‘Employee Benefits’, are set out below.

The post-retirement healthcare benefits are the provision of healthcare to retired employees (and their dependants) who were employed before 1 January 1998. Employees who have 10 years of service at the age of 58 and retire are eligible to participate in the post-retirement healthcare benefit plans. The plan is self-funded and there are no plan assets from which the costs are paid. The cost of providing retiree healthcare is actuarially determined and accrued over the service period of the active employee group. Membership of this plan is multi-national, although most staff are currently employed in the UK.

The obligation under these plans was determined by the application of the terms of medical plans, together with relevant actuarial assumptions and healthcare cost trend rates. The long-term rate of medical expense inflation used in the actuarial calculations is 4.0% per annum in excess of the rate of general price inflation of 3.45% (2006: 4.0% in excess of 3.1%, 2005: 4.0% in excess of 2.85%). The discount rate used in determining the accumulated post-retirement benefit obligation was 5.80% at 31 December 2007 (2006: 5.10%, 2005: 4.75%).

The principal actuarial assumptions used to calculate pension and post-retirement healthcare benefits liabilities under IAS 19, ‘Employee Benefits’, are:

	As at 31 December
	2007	2006	2005
Discount rate	5.80%	5.10%	4.75%
Expected return on plan assets	7.40%	7.32%	7.31%
Future salary increases	5.45%	5.10%	4.85%
Medical cost trend rate	7.45%	7.10%	6.85%
Future pension increases	3.45%	3.10%	2.85%

The mortality assumption has been updated to reflect experience and expected changes in future improvements in life expectancy. The average life expectancy assumptions are as follows:

	2007	2006	2005
	Number of years
Male current age 65	85.0	85.0	84.8
Female current age 65	88.2	88.2	87.8

For 2007, mortality has been assumed to follow the standard tables PA92C2006 rated down by one year and with a 0.25% reduction to the discount rate in payment to allow for future mortality improvements (which is equivalent to a future improvement in life expectancy of approximately one year in every ten years).

INMARSAT GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

27.	Pension arrangements and post-retirement healthcare benefits (Continued)

The assets held in respect of the defined benefit scheme and the expected rates of return were:

	As at 31 December 2007
	Long-term rate of return expected	Value	Percentage of total plan assets
	%	(US$ in millions)%
Equities	7.75	43.5	84.30
Cash(a)	4.35	—	—
Bonds	5.15	5.8	11.24
Other	6.45	2.3	4.46

Fair value of scheme assets		51.6

	As at 31 December 2006
	Long-term rate of return expected	Value	Percentage of total plan assets
	%	(US$ in millions)%
Equities	7.60	37.0	89.99
Cash(a)	4.10	—	—
Bonds	4.80	4.1	9.98

Fair value of scheme assets		41.1

(a)	0.03% of the total plan assets were held in cash with a value of US$14,000

Amounts recognized in the Balance Sheet are:

	As at 31 December
	2007	2006
	(US$ in millions)
Present value of funded defined benefit obligations (pension)	(58.2)	(56.3)
Present value of unfunded defined benefit obligations (post-retirement healthcare)	(22.3)	(22.0)
Fair value of defined benefit assets	51.6	41.1

Net defined benefit liability recognized in balance sheet	(28.9)	(37.2)

Analysis of the movement in the present value of the defined benefit obligations is as follows:

	Defined benefit pension plan	Post-retirement medical benefits
	(US$ in millions)
At 1 January 2006	46.6	18.5
Current service cost	4.3	0.8
Interest cost	2.3	0.9
Actuarial gain	(4.7)	(0.7)
Foreign exchange loss	6.9	2.7
Benefits paid	(0.1)	(0.2)
Contributions by pension participants	1.0	—

At 31 December 2006	56.3	22.0

Current service cost	2.4	0.8
Interest cost	2.6	1.0
Actuarial gain	(5.1)	(1.9)
Foreign exchange loss	1.6	0.6
Benefits paid	(0.5)	(0.2)
Contributions by pension participants	0.9	—

At 31 December 2007	58.2	22.3

INMARSAT GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

27.	Pension arrangements and post-retirement healthcare benefits (Continued)

Analysis of the movement in the fair value of the assets of the defined benefit section of the UK Scheme is as follows:

	Year ended 31 December
	2007	2006
	(US$ in millions)
At 1 January	41.1	27.9
Expected return on plan assets	2.9	2.2
Actuarial gain/(loss)	0.3	(0.2)
Contributions by employer	5.3	5.5
Contributions by pension participants	0.9	1.0
Benefits paid	(0.5)	(0.1)
Foreign exchange gain	1.6	4.8

At 31 December	51.6	41.1

Amounts recognized in the Income Statement in respect of the plans are as follows:

	Year ended 31 December
	2007		2006		2005
	Defined benefit pension plan	Post-retirement healthcare benefits	Defined benefit pension plan	Post-retirement healthcare benefits	Defined benefit pension plan	Post-retirement healthcare benefits
	(US$ in millions)
Current service cost	2.4	0.8	4.3	0.8	3.4	0.5
Interest cost	2.6	1.0	2.3	0.9	1.9	0.7
Expected return on pension assets	(2.9)	—	(2.2)	—	(1.6)	—
Foreign exchange loss/(gain)	—	0.6	2.1	2.7	(1.7)	(1.5)

	2.1	2.4	6.5	4.4	2.0	(0.3)

Actual return on plan assets	3.2	—	2.0	—	5.6	—

Current services cost for 2007 and 2006 are included within employee benefit costs (note 7). The net financing costs together with foreign exchange losses are included within interest payable (note 9). For 2005 the net financing costs were included within employee benefit costs and the foreign exchange gains were included within other operating costs.

Amounts recognized in the Statement of Recognized Income and Expense in respect of the plans are as follows:

	Year ended 31 December
	2007		2006		2005
	Defined benefit pension plan	Post-retirement healthcare benefits	Defined benefit pension plan	Post-retirement healthcare benefits	Defined benefit pension plan	Post-retirement healthcare benefits
	(US$ in millions)
Net actuarial (gains)/losses	(5.4)	(1.9)	(4.5)	(0.7)	3.0	5.7

INMARSAT GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

27.	Pension arrangements and post-retirement healthcare benefits (Continued)

History of experience gains and losses:

	2007		2006		2005
	Defined benefit pension plan	Post-retirement healthcare benefits	Defined benefit pension plan	Post-retirement healthcare benefits	Defined benefit pension plan	Post-retirement healthcare benefits
Present value of defined benefit obligations (US$ in millions)	(58.2)	(22.3)	(56.3)	(22.0)	(46.6)	(18.5)
Fair value of plan assets (US$ in millions)	51.6	—	41.1	—	27.9	—

Deficit in plans (US$ in millions)	(6.6)	(22.3)	(15.2)	(22.0)	(18.7)	(18.5)

Experience gains and (losses) on plan liabilities (US $ in millions)	—	0.3	3.4	0.3	—	(0.7)
Percentage of plan liabilities	0.0%	1.3%	6.0%	1.4%	0.1%	(3.9)%
Experience (losses) and gains on plan assets (US$ in millions)	(0.3)	—	(0.2)	—	3.9	—
Percentage of plan assets	(0.6)%	—	(0.5)%	—	14.0%	—

The estimated contributions expected to be paid to the defined benefit pension plan during 2008 are US$5.7m (2007: actual US$5.3m, 2006: actual US$5.5m).

The healthcare cost trend rate assumption has a significant effect on the amounts recognized in the Income Statement in respect of the post-retirement medical benefits. Increasing the assumed healthcare cost trend rate by one percentage point would have increased the post-retirement medical benefit obligation as of 31 December 2007 by US$5.1m (2006: US$5.1m, 2005: US$4.2m), and the aggregate of the service cost and interest cost by US$0.4m (2006: US$0.4m, 2005: US$0.3m). Decreasing the assumed healthcare cost trend rate by one percentage point would have reduced the post-retirement medical benefit obligation as of 31 December 2007 by US$4.0m (2006: US$3.9m, 2005: US$3.3m), and the aggregate of the service cost and interest cost by US$0.3m (2006: US$0.3m, 2005: US$0.2m).

28.	Operating lease commitments

The future aggregate minimum lease payments under non-cancellable operating leases are as follows:

	As at 31 December
	2007	2006	2005
	(US$ in millions)
Within one year	31.7	20.0	20.6
Within two to five years	59.7	59.8	58.1
After five years	146.3	152.3	143.7

	237.7	232.1	222.4

Operating lease commitments principally relate to leased office space of the Group’s head office located at 99 City Road, London. The Group has various non-cancellable network service contracts, which have varying terms.

At 31 December 2007, the Group in addition to the above operating lease commitments, is contracted to pay warranty costs relating to the BGAN programme of US$1.5m over two years (2006: US$3.7m over two years, 2005: US$6.6m over three years).

The total of future sub lease payments expected to be received under non-cancellable sub leases at 31 December 2007 relating to the above head office lease is US$3.5m over two years (2006: US$3.3m over two years, 2005: US$4.5m over three years).

The Group has various agreements deriving revenue from designated leased capacity charges. These amounts are recorded as revenue on a straight-line basis over the respective lease terms.

INMARSAT GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

28.	Operating lease commitments (Continued)

The future aggregate minimum lease payments under non-cancellable operating leases expected to be received are as follows:

	As at 31 December
	2007	2006	2005
	(US$ in millions)
Within one year	25.9	37.5	42.2
Within two to five years	1.6	3.5	15.9
After five years	—	—	—

	27.5	41.0	58.1

29.	Financial instruments

Treasury management and strategy

The Group’s treasury activities are managed by its corporate finance department under the direction of a Treasury Review Committee whose chairman is the Chief Financial Officer, and are consistent with Board-approved treasury policies and guidelines. The overriding objective of treasury activities is to manage financial risk.

Key features of treasury management include:

•	ensuring that the Group is in a position to fund its obligations in appropriate currencies as they fall due;

•	maintaining adequate undrawn borrowing facilities;

•	economically hedging both contracted and anticipated foreign currency cash flows on a minimum twelve-month rolling basis with the option of covering exposures up to a maximum of three years forward;

•	interest rate hedging; and

•	maximizing return on short-term investments.

Treasury activities are only transacted with counter-parties who are approved relationship banks.

Treasury foreign exchange policy is implemented primarily through the use of forward purchases of foreign currencies. The treasury department is, however, authorized to use purchased options, futures and other derivative instruments, but only to the extent that such instruments form part of the hedging policy so as to establish a known rate of exchange.

Having arranged the purchase of foreign currency in line with the anticipated requirement for that currency over each financial year, an average rate of exchange is calculated from the agreed currency deals. This average rate is applied as per requirements of IAS 21. The policy is designed to minimize the impact of currency gains and losses in the Income Statement; gains and losses will arise to the extent that the level of actual payments in the period is different from those that were forecast.

Capital risk management

The Group’s objective when managing its capital is to safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital. The Group continually evaluates sources of capital and may repurchase, refinance, exchange or retire current or future borrowings and/or debt securities from time to time in private or open-market transactions, or by any other means permitted by the terms and conditions of borrowing facilities and debt securities. Additionally the Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.

The capital structure of the Group consists of debt, which includes the borrowings disclosed in note 19, cash and cash equivalents (note 15) and equity attributable to equity holders of the parent (notes 24 and 26), comprising ordinary share capital, share premium, other reserves and retained earnings.

The Group’s overall strategy remains unchanged from 2006.

INMARSAT GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

29.	Financial instruments (Continued)

Financial Instrument by category

The following table sets out the categorization of financial assets and liabilities in terms of IAS 39:

	As at 31 December 2007			As at 31 December 2006
	Loans and receivables	Derivatives used for hedging	Total	Loans and receivables	Derivatives used for hedging	Total
	(US$ in millions)
Assets as per balance sheet
Trade and other receivables	175.5	—	175.5	160.9	—	160.9
Cash and cash equivalents	31.3	—	31.3	39.5	—	39.5
Derivative financial instrument	—	0.5	0.5	—	8.5	8.5

	206.8	0.5	207.3	200.4	8.5	208.9

	As at 31 December 2007			As at 31 December 2006
	Derivatives used for hedging	Other financial liabilities	Total	Derivatives used for hedging	Other financial liabilities	Total
	(US$ in millions)
Liabilities as per balance sheet
Borrowings	—	1,312.9	1,312.9	—	1,247.7	1,247.7
Trade and other payables	—	125.8	125.8	—	159.5	159.5
Derivative financial instrument	11.2	—	11.2	—	—	—

	11.2	1,438.7	1,449.9	—	1,407.2	1,407.2

The table below analyses the Group’s financial liabilities and net-settled derivative financial instruments into relevant maturity groupings based on the remaining period at the balance sheet date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows. Balances due within 12 months equal their carrying values as the impact of discounting is not significant.

	At 31 December 2007
	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	Over 5 years	Total
	(US$ in millions)
Borrowings	82.2	8.6	481.6	740.5	1,312.9
Derivative financial instruments	3.5	—	1.6	6.1	11.2
Trade and other payables	121.0	2.3	2.5	—	125.8

	206.7	10.9	485.7	746.6	1,449.9

	At 31 December 2006
	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	Over 5 years	Total
	(US$ in millions)
Borrowings	11.9	9.2	266.6	960.0	1,247.7
Derivative financial instruments	—	—	—	—	—
Trade and other payables	152.8	2.3	4.4	—	159.5

	164.7	11.5	271.0	960.0	1,407.2

Net fair values of derivative financial instruments

The Group’s derivative financial instruments as at 31 December 2007 consist of forward foreign currency contracts and interest rate swaps. The interest rate swaps and approximately 80% of forward foreign currency contracts are designated cash flow hedges.

INMARSAT GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

29.	Financial instruments (Continued)

The net fair values at the Balance Sheet date were:

	As at 31 December 2007	As at 31 December 2006
	(US$ in millions)
Contracts with positive fair values:
Forward foreign currency contracts—designated cash flow hedges	0.5	7.6
Forward foreign currency contracts—undesignated	—	0.9
Contracts with negative fair values:
Forward foreign currency contracts—designated cash flow hedges	(2.0)	—
Forward foreign currency contracts—undesignated	(0.4)	—
Interest rate swap – designated cash flow hedge	(8.8)	—

	(10.7)	8.5

Less non-current portion
Forward foreign currency contracts—designated cash flow hedges	—	—
Forward foreign currency contracts—undesignated	—	—
Interest rate swap—designated cash flow hedge	(7.7)	—

Current portion	(3.0)	8.5

The full value of a hedging derivative is classified as a non-current asset or liability if the remaining maturity of the hedged item is more than 12 months and, as a current asset or liability if the maturity of the hedged item is less than 12 months.

The fair value of foreign exchange contracts are based upon the difference between the contract amount at the current forward rate at each period end and the contract amount at the contract rate, discounted at a variable risk free rate at the period end.

The fair value of the interest rate swaps were based upon a valuation provided by the counter-party. Interest rate swaps are measured at the present value of future cash flows estimated and discounted based on the applicable yield curves derived from quoted interest rates.

Forward foreign exchange

As at 31 December 2007 the face value of outstanding forward foreign exchange contracts was £65.0m (net fair value US$1.9m) and €8.9m (net fair value US$nil) assumed by the Group, all maturing in 2008. As at 31 December 2006 the notional amounts of outstanding forward foreign exchange contracts was £60.1m (net fair value US$8.5m) all maturing in 2007. During 2007 the Group transacted spot and forward foreign exchange contracts.

Interest rate swap

The following table details the notional principal amounts and remaining terms of interest rate swap contracts outstanding as at 31 December 2007:

Outstanding floating for fixed contracts Consolidated	Average contracted fixed interest rate		Notional principal amount		Fair value
	2007	2006	2007	2006	2007	2006
	%	%	(US$ in millions)
Less than 1 year	4.86%	—	150.0	—	(1.1)	—
1 to 2 years	—	—	—	—	—	—
2 to 5 years	4.50%	—	100.0	—	(1.6)	—
5 years +	4.94%	—	200.0	—	(6.1)	—

			450.0	—	(8.8)	—

Under the interest rate swaps the Group received quarterly floating interest (three month USD LIBOR) to offset floating interest payable. Gains or losses will reverse in the Income Statement when the swaps expire.

Non derivative financial assets and financial liabilities

Non derivative financial assets consist of cash at bank, short-term and long-term investments, trade debtors and other debtors.

INMARSAT GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

29.	Financial instruments (Continued)

Non derivative financial liabilities consist of bank overdrafts, deferred satellite payments, Senior Credit Facilities, Senior Notes, subordinated parent company loan, accrued and accreted interest on borrowings, trade creditors and other creditors.

With the exception of Senior Notes, the fair values of all non derivative financial instruments approximate to the carrying value in the Balance Sheet.

The following methods and assumptions have been used to determine fair values:

•	The fair values of cash at bank, overdrafts and short-term deposits approximate their carrying values because of the short maturity of these instruments (note 15).

•	The fair value of trade and other receivables and payables approximate their carrying values (note 16 and 18 respectively).

•

The carrying amount of deferred satellite payments represents the present value of future payments discounted at a variable risk-free rate at the period end. This carrying amount approximately equals fair value (note 19).

•

Senior Credit Facilities are reflected in the Balance Sheet as at 31 December 2007 net of unamortized arrangement costs of US$1.1m (2006: US$1.6m). The fair value approximates the carrying value (note 19).

•	The fair value of the Subordinated Parent Company Loan is based on the book value at year end, as this is the best approximation to fair value given that this loan is not traded.

•

Senior Notes are reflected in the Balance Sheet as at 31 December 2007 net of unamortized arrangement costs of US$7.2m (2006: US$8.9m) (note 19). The fair value of the Senior Notes is based on the market price of the bonds as at 31 December 2007 and is reflected in the table below.

	As at 31 December
	2007		2006
	Carrying amount	Fair value amount	Carrying amount	Fair value amount
	(US$ in millions)
Senior Notes	310.4	319.7	310.4	318.9

30.	Capital commitments

The Group had authorized and contracted but not provided for capital commitments as at 31 December 2007 of US$482.2 m (2006: US$139.0m). These amounts primarily represent commitments in respect of the Alphasat project, the launch of the Inmarsat-4 F3 satellite, Hawaii SAS site, satellite phone handset development and BGAN services.

31.	Contingent Liability

During the period, an assessment has been made against us for VAT payable in relation to the sale of our head office which took place in 2004. The total amount of the assessment, including penalties is estimated to be in the region of US$20.0m-US$24.0m. We have sought external advice and are appealing the assessment as well as considering other strategies to mitigate the position. We do not believe that a material loss is probable, and therefore no provision has been made in these financial statements. We cannot currently estimate the amount of time that will be required to settle this matter.

32.	Related party transactions

Following the transaction between Inmarsat plc and Communications Investment Partners Limited (“CIP Limited”) on 11 December 2007, the Directors consider that from this date, CIP UK Holdings Limited (“CIP UK”) and its subsidiaries (together “CIP”) were related parties of the Group by virtue of the common control provisions of IAS 24, ‘Related party disclosures’. Although Inmarsat plc does not hold an equity interest in, nor have any control over the financial and operating policies or any entitlement to receive dividends from CIP UK, under IFRS (more specifically Standing Interpretations Committee (“SIC”) 12, ‘Consolidation—Special Purpose Entities’ (“SPE”)) the Inmarsat plc group is required to consolidate the financial results of CIP UK, as it meets the IAS 27/SIC12 definition of a SPE given that the Inmarsat plc group is deemed to bear the risks and economic benefits of CIP UK. Revenue earned by the Group from CIP for the period 11 December to 31 December 2007

INMARSAT GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

32.	Related party transactions (Continued)

was US$12.1m. Other trading between the Group and CIP was not material to either party for the period 11 December to 31 December 2007. The amount held in accounts receivable owing from CIP at 31 December 2007 was US$71.2m.

Some network and satellite control services, equipment and telephone services were procured from KDDI Corporation and Telenor Satellite Broadcasting AS, both of which were shareholders with a shareholding greater than 3% during the year ended 31 December 2005. KDDI Corporation remained a shareholder with a shareholding greater than 3% during the years ended 31 December 2006 and 2007, whilst Telenor Satellite Broadcasting AS sold its interest in March 2006. The total amount of services procured from KDDI Corporation during the year ended 31 December 2007 was US$0.7m (2006: US$0.7m) and the total amount of services procured by Telenor Satellite Broadcasting AS during the financial period up to March 2006 was US$0.9m (2005 combined services: US$2.4m).

Remuneration paid to key management personnel, being the Executive and Non-Executive Directors of the Inmarsat plc, during the year is disclosed in note 8. The amount owing to the Directors as at 31 December 2007 was US$1.6m (2006: US$1.3m, 2005: US$1.3m).

Management believe that all related party transactions were made on an arm’s length basis.

33.	Principal subsidiary undertakings

The following subsidiaries are included in the consolidated financial information:

	Principal activity	Country of registration and operation	Interest in issued ordinary share capital at 31 December
			2007	2006
Inmarsat Finance plc	Finance company	England and Wales	99.9%	99.9%
Inmarsat Investments Limited	Holding company	England and Wales	100%	100%
Inmarsat Ventures Limited	Holding company	England and Wales	100%	100%
Inmarsat Global Limited	Satellite telecommunications	England and Wales	100%	100%
Inmarsat Employment Company Limited	Employment company	Jersey	100%	100%
Inmarsat Inc	Service provider	USA	100%	100%
Inmarsat Employee Share Plan Trustees Limited	Corporate trustee	England and Wales	100%	100%
Inmarsat Trustee Company Limited	Corporate trustee	England and Wales	100%	100%
Inmarsat Brasil Limitada	Legal representative of Inmarsat	Brazil	99.9%	99.9%
Inmarsat Leasing Limited	Satellite leasing	England and Wales	100%	100%
Inmarsat (IP) Company Limited	Intellectual property holding company	England and Wales	100%	100%
Inmarsat Leasing (Two) Limited	Satellite leasing	England and Wales	100%	100%
Inmarsat Services Limited	Employment company	England and Wales	100%	100%
Inmarsat Launch Company Limited	Satellite launch Company	Isle of Man	100%	100%
Galileo Ventures Limited	Dormant	England and Wales	100%	100%
Inmarsat Navigation Ventures Limited	Dormant	England and Wales	100%	100%
Inmarsat B.V.	Service provider	The Netherlands	100%	100%
PT ISAT	Management and business consulting services	Indonesia	100%	100%
Inmarsat US Holdings Inc.	Holding company	USA	100%	—
Inmarsat Hawaii Inc.	Service provider	USA	100%	—

INMARSAT GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

33.	Principal subsidiary undertakings (Continued)

Inmarsat US Holdings Inc. was incorporated on 19 July 2007 to be the holding company for a Group of subsidiaries in the US.

Inmarsat Hawaii Inc. was incorporated on 20 July 2007 to hold the assets for the Satellite Access Station in Hawaii.

34.	Events after the Balance Sheet date

A final dividend in respect of 2007 amounting to US$104.1 was declared by the Directors on 28 March 2008, to be paid on 21 May 2008 to Inmarsat Holdings Limited. This dividend has not been recognized as a liability as at 31 December 2007.

In relation to the share interests of the Non-Executive Directors during the period between 31 December and 18 April 2008, John Rennocks acquired 10,000 ordinary shares in Inmarsat plc of €0.0005 each on 7 March 2008 and Admiral James Ellis Jr (Rtd) acquired 5,400 ordinary shares in Inmarsat plc of €0.0005 each on 11 March 2008. The share interests of Rick Medlock decreased by 1,500 ordinary shares of €0.0005 each following the sale of these shares by his wife on 31 March 2008.

Subsequent to 31 December 2007 other than the events discussed above there have been no other material events which would affect the information reflected in the consolidated financial statements of the Group.

INMARSAT GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

For the years ended 31 December 2007, 2006 and 2005

	Balance at beginning of period	Charged to costs and expenses	Deductions	Balance at end of period
	(US$ in millions)
2007
Revenue provision	(2.4)	(12.0)	9.9	(4.5)
Stock provision	(4.0)	0.4	(0.7)	(4.3)

	(6.4)	(11.6)	9.2	(8.8)
2006
Revenue provision	(6.0)	(6.6)	10.2	(2.4)
Stock provision	(6.2)	3.3	(1.1)	(4.0)

	(12.2)	(3.3)	9.1	(6.4)
2005
Revenue provision	(6.2)	(6.9)	7.1	(6.0)
Stock provision	(9.4)	5.6	(2.4)	(6.2)

	(15.6)	(1.3)	4.7	(12.2)

I NMARSAT INVESTMENTS LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Inmarsat Investments Limited

We have audited the accompanying consolidated balance sheets of Inmarsat Investments Limited (“the Company”) and subsidiaries as at 31 December 2007 and 2006, the related consolidated profit and loss account, statement of group total recognized gains and losses, reconciliation of movements in group shareholder’s funds and consolidated statement of cash flows and the related notes for each of the two years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The financial statements of the Company for the year ended 31 December 2005 were audited by other auditors whose report, dated 28 April 2006, expressed an unqualified opinion on those statements.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Inmarsat Investments Limited and subsidiaries at 31 December 2007 and 2006, and the results of their operations and their cash flows for each of the two years then ended, in conformity with accounting principles generally accepted in the United Kingdom.

Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in note 33 to the consolidated financial statements.

Deloitte & Touche LLP

London, England

29 April 2008

INMARSAT INVESTMENTS LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Board of Directors and Shareholders of Inmarsat Investments Limited

We have audited the accompanying consolidated financial statements of Inmarsat Investments Limited and its subsidiaries as of 31 December 2005 which comprise the consolidated profit and loss accounts, reconciliation of movements in group shareholders’ funds, consolidated statement of group total recognized gains and losses, consolidated statement of cash flows and the related notes to the consolidated financial statements for the year ended 31 December 2005. The financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the results of the operations and the cash flows of Inmarsat Investments Limited for the year ended 31 December 2005 in conformity with accounting principles generally accepted in the United Kingdom.

Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in note 33 to the consolidated financial statements.

PricewaterhouseCoopers LLP

London

28 April 2006 (except as to note 1, note 8 and note 33(c) which is as of 27 April 2007)

INMARSAT INVESTMENTS LIMITED

CONSOLIDATED PROFIT AND LOSS ACCOUNT

		Year ended 31 December
	Note	2007	2006	2005
		(US$ in millions)
Revenues	2	557.2	500.1	491.1

Depreciation and amortization	3	(194.4)	(177.0)	(126.7)
Other net operating costs	3	(169.8)	(166.4)	(171.0)

Total operating costs		(364.2)	(343.4)	(297.7)

Group operating profit		193.0	156.7	193.4
Loss on termination of subsidiary undertakings	4	—	—	(1.1)
Interest receivable and similar income	5	10.1	10.8	9.7
Interest payable and similar charges	5	(89.5)	(95.4)	(167.0)
Other finance costs	24	(1.2)	(5.7)	(0.8)

Profit on ordinary activities before taxation	4	112.4	66.4	34.2
Taxation (expense)/credit	8	(39.0)	39.7	(30.8)

Profit for the year		73.4	106.1	3.4

All activities relate to continuing activities.

CONSOLIDATED STATEMENT OF GROUP TOTAL RECOGNIZED GAINS AND LOSSES

		Year ended 31 December
	Note	2007	2006	2005
		(US$ in millions)
Profit for the year		73.4	106.1	3.4
Exchange adjustments offset in reserves	21	—	—	(0.7)
Revaluation of investment property	21	—	1.8	3.7
Actuarial gains/(losses) from pension and post-retirement benefits	24	7.1	5.3	(8.4)
Movement on deferred tax relating to pension and post-retirement benefits	8	(2.1)	(1.7)	2.5

Total recognized gains for the year		78.4	111.5	0.5

Prior year adjustment	1		(11.9)

Total recognized gains since the last financial statements			99.6

The accompanying notes are an integral part of these financial statements.

INMARSAT INVESTMENTS LIMITED

CONSOLIDATED BALANCE SHEET

		As at 31 December
	Note	2007	2006
		(US$ in millions)
Fixed assets
Intangible assets	10	405.0	427.5
Tangible assets	11	1,302.6	1,284.0
Investments	12	93.8	54.9

Total fixed assets		1,801.4	1,766.4

Current assets
Stocks	13	4.9	0.8
Debtors	14	185.0	173.7
Short-term deposits		29.7	38.0
Cash at bank and in hand		1.6	1.5

Total current assets		221.2	214.0

Creditors—amounts falling due within one year
Loans and other borrowings	17	(70.1)	(0.2)
Other creditors	15	(157.8)	(182.3)

Total creditors: amounts falling due within one year		(227.9)	(182.5)

Net current (liabilities)/assets		(6.7)	31.5

Total assets less current liabilities		1,794.7	1,797.9

Creditors—amounts falling due after more than one year
Loans and other borrowings	17	(1,281.1)	(1,239.4)
Other creditors	16	(45.1)	(55.6)

Total creditors: amounts falling due after more than one year		(1,326.2)	(1,295.0)

Provisions for liabilities	18	(144.7)	(120.9)

Net assets excluding pension and post-retirement liability		323.8	382.0

Pension and post-retirement liability	24	(19.8)	(25.1)

Net assets		304.0	356.9

Capital and reserves
Called up share capital	19	0.3	0.3
Share premium account	21	34.2	34.2
Other reserves	21	330.3	326.3
Accumulated losses	21	(60.8)	(3.9)

Total equity shareholder’s funds		304.0	356.9

The accompanying notes are an integral part of these financial statements.

INMARSAT INVESTMENTS LIMITED

RECONCILIATION OF MOVEMENTS IN GROUP SHAREHOLDER’S FUNDS

	Note	Ordinary share capital	Share premium account	Other reserves	Accumulated losses	Total
		(US$ in millions)
Balance at 1 January 2005		0.3	34.2	0.1	15.8	50.4

Profit for the year		—	—	—	3.4	3.4
Dividends payable	9	—	—	—	(24.8)	(24.8)
Share option charge	20	—	—	3.7	—	3.7
Exchange adjustments offset in reserves		—	—	—	(0.7)	(0.7)
Actuarial losses from pension and post-retirement benefits	24	—	—	—	(8.4)	(8.4)
Movement on deferred tax relating to pension and post-retirement benefits		—	—	—	2.5	2.5
Capital contribution	21	—	—	311.9	—	311.9
Revaluation of investment property	21	—	—	3.7	—	3.7

Balance at 31 December 2005		0.3	34.2	319.4	(12.2)	341.7

Profit for the year		—	—	—	106.1	106.1
Dividends payable	9	—	—	—	(101.4)	(101.4)
Share option charge	20	—	—	3.0	—	3.0
Actuarial gains from pension and post-retirement benefits	24	—	—	—	5.3	5.3
Movement on deferred tax relating to pension and post-retirement benefits	8	—	—	—	(1.7)	(1.7)
Capital contribution	21	—	—	2.1	—	2.1
Revaluation of investment property	21	—	—	1.8	—	1.8

Balance at 31 December 2006		0.3	34.2	326.3	(3.9)	356.9

Profit for the year		—	—	—	73.4	73.4
Dividends payable	9	—	—	—	(135.3)	(135.3)
Share option charge	20	—	—	4.0	—	4.0
Actuarial gains from pension and post-retirement benefits	24	—	—	—	7.1	7.1
Movement on deferred tax relating to pension and post-retirement benefits	8	—	—	—	(2.1)	(2.1)

Balance at 31 December 2007		0.3	34.2	330.3	(60.8)	304.0

The accompanying notes are an integral part of these financial statements.

INMARSAT INVESTMENTS LIMITED

CONSOLIDATED STATEMENT OF CASH FLOWS

		Year ended 31 December
	Note	2007	2006	2005
		(US$ in millions)
Net cash inflow from operating activities	23	368.8	328.5	292.1

Returns on investments and servicing of finance
Interest received		10.4	4.9	10.3
Interest paid		(42.3)	(38.8)	(29.1)
Dividends paid	9	(135.3)	(101.4)	(24.8)
Redemption premium paid on repayment of subordinated Senior Notes proceeds loan	5	—	—	(12.8)
Arrangement costs of banking and Senior Credit Facilities		—	—	(5.6)
Interest element of finance lease rental payments		—	—	(0.1)

Net cash outflow for returns on investments and servicing of finance		(167.2)	(135.3)	(62.1)

Taxation received/(paid)		0.2	(0.5)	(0.8)

Net cash inflow/(outflow) from taxation		0.2	(0.5)	(0.8)

Capital expenditure and financial investment
Purchase of tangible and intangible assets		(209.9)	(114.4)	(204.3)
Work performed by the Group and capitalized		(17.5)	(14.0)	(24.4)
Loan to Group undertakings		(10.1)	—	—
Investment in Senior Notes	12	(38.0)	(43.6)	(10.0)

Net cash outflow for capital expenditure and financial investment		(275.5)	(172.0)	(238.7)

Acquisitions and disposals
Disposals of subsidiary undertakings and businesses		—	—	9.4
Consideration under ACeS collaboration arrangement	22	(3.0)	(4.0)	—

Net cash (outflow)/inflow for acquisitions and disposals		(3.0)	(4.0)	9.4

Net cash (outflow)/inflow before management of liquid resources and financing		(76.7)	16.7	(0.1)

Management of liquid resources
Decrease/(increase) in short-term deposits	23	8.3	(4.3)	173.9

Net cash (outflow)/inflow after management of liquid resources		(68.4)	12.4	173.8

Financing
Net settlement of finance lease		(1.4)	(11.6)	—
Capital element of finance lease rental payments	23	—	—	(0.1)
Capital contribution		—	—	311.9
Repayment of previous Senior Credit Facilities		—	—	(737.5)
Drawdown of Senior Credit Facility		70.0	—	250.0
Repayment of subordinated Senior Notes proceeds loan		—	—	(167.1)

Net cash inflow/(outflow) from financing		68.6	(11.6)	(342.8)

Increase/(decrease) in cash in the year	23	0.2	0.8	(169.0)

The accompanying notes are an integral part of these financial statements.

INMARSAT INVESTMENTS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	Background, basis of accounting and principal accounting policies

Background

The principal activity of the Company and its subsidiaries (the “Group”) is the provision of mobile satellite communication services.

Basis of accounting

The consolidated financial statements are prepared under the historical cost convention as modified for the revaluation of investment property and in accordance with applicable UK accounting standards. A summary of the Group’s main accounting policies, which have been applied consistently, is given below.

The preparation of the consolidated financial statements requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the Balance Sheet dates and the reported amounts of revenue and expenses during the reported period. The more significant estimates include provisions, pension costs, deferred tax and asset lives. Actual results could differ from those estimates.

The Group has reviewed its accounting policies and continues to adopt accounting policies most appropriate to its business so as to give a true and fair view as well as disclose sufficient information to enable users to understand the policies and how they have been applied in the financial statements.

Basis of consolidation

The consolidated financial statements include the accounts of the Company and its domestic and overseas subsidiary undertakings. All intercompany transactions and balances with subsidiaries have been eliminated on consolidation.

Subsidiary undertakings include all entities over which the Group has the power to govern the financial and operating policies, generally accompanying a shareholding of more than 50% of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity.

The results of subsidiary undertakings established or acquired during the period are included in the consolidated Profit and Loss Account from the date of establishment or acquisition of control. The results of subsidiary undertakings disposed of during the period are included until the date of disposal.

Comparatives

The Group previously classified ‘Work performed by the Group and capitalized’ within ‘Cash flow from operating activities’. Management believes that the inclusion as part of ‘Cash flow from investing activities’ is a fairer representation of the Group’s activities and as a result, US$14.0m and US$24.4m of cash flow in the 2006 and 2005 financial years respectively, has been reclassified from ‘Cash flow from operating activities’ to ‘Cash flow from investing activities’ to conform with our 2007 presentation.

Foreign currency translation

The reporting currency of the Group and the functional currency of all the subsidiaries is the US dollar as the majority of operational transactions are denominated in US dollars. Transactions not denominated in US dollars during the year have been translated into US dollars at an average hedged rate of exchange. Fixed assets denominated in currencies other than the US dollar have been translated at the spot rates of exchange ruling at the dates of acquisition. Monetary assets and liabilities denominated in currencies other than the dollar for which the Group has purchased forward exchange contracts have been translated at the average hedged rates of exchange contained in those contracts. Differences on exchange are dealt with in the Profit and Loss Account.

The exchange rate between US dollars and Pounds Sterling as at 31 December 2007 was US$1.99/£1.00 (2006: US$1.96/£1.00). The average rate and hedged rate between US dollar and Pounds Sterling for 2007 was US$2.00/£1.00 (2006: US$1.84/£1.00, 2005:US$1.82/£1.00) and US$1.81/£1.00 (2006: US$1.77/£1.00, 2005: US$1.77/£1.00) respectively.

INMARSAT INVESTMENTS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1.	Background, basis of accounting and principal accounting policies (Continued)

Shares issued by the Company and denominated in a currency other than US dollars are translated at the date of the issue.

The Group’s interest in the underlying net assets of non US dollar subsidiary undertakings is translated into US dollars at year-end rates. The results of subsidiary undertakings are translated into US dollars at average rates of exchange. The adjustment to year-end rates is taken to reserves. Exchange differences that arise on the re-translation of subsidiary undertakings’ balance sheets at the beginning of the year and equity additions and withdrawals during the financial year are dealt with as a movement in reserves.

Financial instruments

The Group uses derivative financial instruments to hedge its exposure to foreign currency and interest rate risk. To the extent that such instruments are matched against an underlying asset or liability they are accounted for using hedge accounting and, therefore, gains and losses are deferred and only recognized upon the maturity of the contract. Where instruments are not matched against an underlying asset or liability gains or losses are recognized in the Profit and Loss Account.

Revenue recognition

Mobile satellite communications services revenue results from utilization charges that are recognized as revenue over the period in which the services are provided. Deferred income attributable to mobile satellite communications services or subscription fees represents the unearned balances remaining from amounts received from customers pursuant to prepaid contracts. Mobile satellite communication service lease revenues are recorded on a straight-line basis over the term of the contract concerned, which is typically between one and twelve months, unless another systematic basis is deemed more appropriate.

The Group’s revenues are stated net of volume discounts which increase over the course of the financial year as specific revenue thresholds are achieved by distribution partners resulting in lower prices.

Revenue also includes income from services contracts, rental income, conference facilities and income from the sale of terminals.

Pensions and post-retirement benefits

The Group operates a hybrid pension scheme and a number of defined contribution pension schemes in its principal locations. The hybrid scheme provides benefits on both a defined benefit and defined contribution basis. The Group recognizes liabilities relating to the defined benefit pension plans and post-retirement healthcare benefits in respect of employees in the UK and overseas.

For defined benefit schemes the amount charged to operating profit is the cost of accruing pension benefits promised to the employees over the year. Other finance costs/income in the Profit and Loss Account includes a credit equivalent to the Group’s expected return on the pension scheme’s assets over the year, offset by a charge equal to the expected increase in the scheme’s liabilities over the year. The difference between the market value of the scheme’s assets and the present value of the scheme’s liabilities is disclosed as an asset or liability on the Balance Sheet, net of deferred tax (to the extent that it is recoverable). Pension fund actuarial gains and losses, including investment returns varying from the assumed returns, are recorded in full in the Statement of Total Recognized Gains and Losses.

Pension costs for the defined contribution schemes are charged to the Profit and Loss Account as incurred when the related employee service is rendered.

Stock compensation costs

The Group applies FRS 20, ‘Share Based Payment’, which requires that where shares or rights to shares are granted to third parties, including employees, a charge is recognized in the Profit and Loss Account based on the fair value of the right to acquire at the date of the grant of the right. The Group recognizes charges relating to share options granted to employees provided the grant is not contingent on a future event. Where the grant is contingent, a charge is recognized when the contingency is realized. Share option costs represent the difference between the exercise price of these share options and the fair value of the underlying ordinary shares on the date of grant. The difference is amortized over the performance period or the vesting period where there is no performance criteria of the applicable options. See note 20.

INMARSAT INVESTMENTS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1.	Background, basis of accounting and principal accounting policies (Continued)

The Group recognizes a charge for National Insurance contributions on outstanding share options where the options are expected to be exercised. The liability is calculated on the difference between the market value of the underlying shares at the end of the financial year and the option exercise price as it was recognized over the period from the date of grant to the end of the performance period.

Current Taxation

The tax currently payable is based on taxable profit for the year. Taxable profit differs from net profit as reported in the profit and loss account because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Group’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred Taxation

Deferred tax is recognized in respect of all timing differences that have originated but not reversed at the Balance Sheet date where transactions or events that result in an obligation to pay more tax in the future or a right to pay less tax in future have occurred at the Balance Sheet date. Timing differences are differences between the Group’s taxable profit and loss and the results as stated in the financial information. No deferred tax is recognized on permanent differences.

Deferred tax is measured at the average tax rates that are expected to apply in the period in which the timing differences are expected to reverse, based on tax rates and law that have been enacted or substantially enacted by the Balance Sheet date. Deferred tax is measured on a non-discounted basis. Deferred tax assets are recognized only to the extent that it is considered more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted. See note 8.

Research and development

Research expenditure is expensed when incurred. Development expenditure is expensed when incurred unless it meets criteria for capitalization. Development costs are only capitalized once a business case has been demonstrated as to the technical feasibility and commercial viability. Capitalized development costs are amortized on a straight-line basis over their expected useful economic life.

Software development costs

Software development costs directly relating to the development of new services are capitalized with the tangible fixed assets to which they relate. Costs are capitalized once a business case has been demonstrated as to technical feasibility and commercial viability. Such costs are depreciated over the estimated sales life of the services.

Acquisitions and goodwill

On the acquisition of a company or business, fair values reflecting conditions at the date of acquisition are attributed to the identifiable separable assets and liabilities acquired.

Where the fair value of the consideration paid exceeds the fair value of the identifiable separable assets and liabilities acquired, the difference is treated as purchased goodwill. Goodwill is amortized using the straight-line method over its estimated useful life, not exceeding 20 years. This is the period over which the Directors estimate that the value of the underlying business acquired is expected to exceed the value of the underlying assets.

Fees and similar incremental costs incurred directly in making an acquisition, but excluding finance costs, are included in the cost of the acquisition and capitalized. Internal costs, and other expenses that cannot be directly attributed to the acquisition, are charged to the Profit and Loss Account.

Space segment assets

Space segment assets comprise satellite construction, launch and other associated costs. Expenditure charged to space segment projects includes invoiced progress payments, amounts accrued appropriate to the stage of completion of contract milestone payments, external consultancy costs and direct internal costs. Internal

INMARSAT INVESTMENTS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1.	Background, basis of accounting and principal accounting policies (Continued)

costs, comprising primarily staff costs, are only capitalized when they are directly attributable to the construction of an asset. Progress payments are determined on milestones achieved to date together with agreed cost escalation indices. Deferred satellite payments represent the net present value of future payments dependent on the future performance of each satellite and are recognized in space segment assets when the satellite becomes operational. The associated liability is stated at its net present value and included within liabilities. These space segment assets are depreciated over the life of the satellites from the date they become operational and are placed into service.

Assets in course of construction

Assets in course of construction relate to the Inmarsat-4 F3 satellite, and BGAN and other services. These assets will be transferred to space segment assets and services equipment, fixtures and fittings respectively and depreciated over the life of the satellites or service once they become operational and placed into service. No depreciation has been charged on these assets.

Other fixed assets

Other fixed assets are stated at historical cost less accumulated depreciation.

Other intangible assets

Other intangible assets comprise of patents, trademarks, terminal development costs, spectrum rights and intellectual property, which are amortized on a straight line basis over their estimated useful lives. The carrying value of other intangible assets is reviewed for impairment each financial year if events or changes in circumstances indicate the carrying value may not be recoverable. See note 10.

Gains and losses on termination of subsidiary undertakings

Gains and losses on termination of subsidiary undertakings are determined by comparing net proceeds with the carrying amount. These are included in the Profit and Loss Account.

Depreciation of fixed assets

Depreciation is calculated to write off the historical cost less residual values, if any, of fixed assets, except land, on a straight-line basis over the expected useful lives of the assets concerned. The Group selects its depreciation rates carefully and reviews them annually to take account of any changes in circumstances. When setting useful economic lives, the principal factors the Group takes into account are the expected rate of technological developments, expected market requirements for the equipment and the intensity at which the assets are expected to be used. The lives assigned to significant tangible fixed assets are:

Space segment	5-15 years
Fixtures and fittings, and other building-related equipment	10 years
Buildings	50 years
Other fixed assets	3-5 years

Asset impairment

Tangible fixed assets, intangible fixed assets and goodwill are subject to impairment review in accordance with FRS 11, ‘Impairment of Fixed Assets and Goodwill’, if there are events or changes in circumstances that indicate that the carrying amount of the fixed asset or goodwill may not be fully recoverable. The impairment review comprises a comparison of the carrying amount of the fixed asset or goodwill with its recoverable amount, which is the higher of net realizable value and value in use. Net realizable value is calculated by reference to the amount for which the asset could be disposed of. Value in use is calculated by discounting the expected future cash flows obtainable as a result of the asset’s continued use, including those resulting from its ultimate disposal, at a market based discount rate on a pre-tax basis. The carrying values of fixed assets and goodwill are written down by the amount of any impairment and this loss is recognized in the Profit and Loss Account in the period in which it occurs. If an external event gives rise to a reversal of an impairment loss, the reversal is recognized in the Profit and Loss Account and by increasing the carrying amount of the fixed asset or

INMARSAT INVESTMENTS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1.	Background, basis of accounting and principal accounting policies (Continued)

goodwill in the period in which it occurs. The carrying amount of the fixed asset or goodwill will only be increased up to the amount that it would have been had the original impairment not occurred. For the purpose of conducting impairment reviews, income generating units are identified as groups of assets, liabilities and associated goodwill that generate income that is largely independent of other cash flow streams.

The assets and liabilities include those directly involved in generating the cash flows and an appropriate proportion of corporate assets. For the purposes of impairment review, all space segment assets are treated as one income generating unit.

Goodwill was tested for impairment on 31 December 2007, 2006 and 2005; no evidence of impairment was identified.

Leases

Leases where a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases by the lessee. Rentals payable under operating leases are typically charged in the Profit and Loss Account in equal annual amounts over the term of the lease.

Interest and finance costs

Interest is recognized in the Profit and Loss Account using the effective yield method on a time proportion basis.

Transaction and arrangement costs of borrowings are capitalized as part of the carrying amount of the borrowings and amortized over the life of the debt.

Stocks

Stocks are stated at the lower of cost and net realizable value. Cost is determined by the average cost method.

Liquid resources

The Group defines liquid resources as short-term deposits and current asset investments capable of being converted into cash without curtailing or disrupting the business.

Provisions

Provisions, other than in respect of pension and post-retirement healthcare benefits, for which accounting policies are described above, are recognized when the Group has a legal or constructive obligation to transfer economic benefits arising from past events and the amount of that obligation can be estimated reliably. Provisions are not recognized unless the transfer of economic benefits is probable.

Loans and other borrowings

Loans and other borrowings are initially recognized as proceeds received, net of transaction and arrangement costs incurred. Transaction and arrangement costs of borrowings and the difference between the proceeds and the redemption value are recognized in the Profit and Loss Account over the life of the borrowings using the effective interest method.

Loans and other borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least twelve months after the Balance Sheet date.

Loans and other borrowing costs for the construction of assets are not capitalized.

INMARSAT INVESTMENTS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.	Segmental information

The Group operates in one business segment being the supply of mobile satellite communications services. Within the mobile satellite communications services segment, the Group conducts its activities primarily in four business sectors, being maritime, land, leasing and aeronautical.

‘Other’ in the years ended 31 December 2007 and 2006 principally comprises income from technical support to other operators, the provision of conference facilities and leasing surplus office space to external organizations. In addition ‘Other’ in the year ended 31 December 2005 comprises the results of the subsidiaries, Invsat and Rydex, which were disposed of in the second half of 2005.

An analysis of revenues is set out below, including revenues by business sector.

	Year ended 31 December
	2007	2006	2005
	(US$ in millions)
Maritime	310.3	284.7	267.1
Land	125.8	116.1	121.8
Leasing (including Navigation)	66.2	60.3	60.9
Aeronautical	44.3	30.7	22.7

Total mobile satellite communications services	546.6	491.8	472.5
Other subsidiary revenue	—	—	11.9
Other income	10.6	8.3	6.7

Total revenues	557.2	500.1	491.1

Other subsidiary revenues include:

	Year ended 31 December
	2007	2006	2005
Invsat	—	—	10.5
Rydex	—	—	1.4

Total other subsidiary revenues	—	—	11.9

For the periods presented below, the following customers (distribution partners), contributed more than 10% of consolidated revenues.

	Year ended 31 December
	2007	2006	2005
	(US$ in millions)
Customer A	239.0	220.6	120.2
Customer B(a)	209.7	121.2	111.4
Customer C(a)	—	75.4	68.5

(a)	Due to the consolidation of distribution partners during 2007 Customer C is now combined with Customer B.

The Group mainly operates in the geographic areas as included in the table below. The home country of the Group is the United Kingdom with its head office and central operations located in London.

Revenues are allocated to countries based on the location of the distribution partner who receives the invoice for the services.

INMARSAT INVESTMENTS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.	Segmental information (Continued)

Assets and capital expenditure are allocated based on the physical location of the assets.

	2007			2006			2005
	Revenue	Segment assets	Capital expenditure(c)	Revenue	Segment assets	Capital expenditure(c)	Revenue
	(US$ in millions)
Europe(a)	196.8	1,321.0	190.5	251.0	1,214.3	81.8	237.9
North America	289.3	—	—	155.5	—	—	154.1
Asia Pacific	63.7	—	—	86.2	—	—	85.6
Rest of the world	7.4	—	—	7.4	—	—	13.5
Unallocated(b)	—	701.6	—	—	766.1	—	—

	557.2	2,022.6	190.5	500.1	1,980.4	81.8	491.1

(a)	Segment assets include the Inmarsat-4 F3 satellite, which is currently held in storage.
(b)	Unallocated items relate to satellites which are in orbit.
(c)	Capital expenditure stated using accruals basis.

Because of the integrated nature of the satellite infrastructure, it is not feasible to show profit for the years by geographic location.

3.	Net operating costs

	Year ended 31 December
	2007	2006	2005
	(US$ in millions)
Own work capitalized	18.5	12.0	25.2
Network and satellite operations	(33.8)	(31.1)	(38.8)
Other external charges	(60.8)	(55.1)	(61.7)

Total external charges	(94.6)	(86.2)	(100.5)
Staff costs (see below)	(93.7)	(92.2)	(95.7)

Total other net operating costs	(169.8)	(166.4)	(171.0)
Depreciation and amortization	(194.4)	(177.0)	(126.7)

Total operating costs	(364.2)	(343.4)	(297.7)

Wages and salaries	(74.4)	(71.0)	(71.2)
Social security costs	(8.7)	(6.8)	(7.6)
Pension costs (note 24)	(5.4)	(7.2)	(6.4)
Share options charge (including employers national insurance contribution) (note 20)	(5.2)	(5.2)	(6.5)
Equity-settled share-based payments—Share Incentive Plan	—	(2.0)	(4.0)

Total staff costs	(93.7)	(92.2)	(95.7)

Own work capitalized comprising primarily of staff costs, are only capitalized when they are directly attributable to the construction of an asset.

Wages and salaries for the year ended 31 December 2007 include post-retirement healthcare costs of US$0.8m (2006: US$0.8m, 2005: US$0.5m). See note 24.

INMARSAT INVESTMENTS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4.	Profit on ordinary activities before taxation

Profit on ordinary activities before taxation is stated after charging:

		Year ended 31 December
	Note	2007	2006	2005
		(US$ in millions)
Depreciation of tangible assets:
— Owned(a)	11	163.6	146.8	102.0
Amortization of intangible assets	10	10.6	10.0	4.5
Amortization of goodwill on subsidiaries and acquisitions	10	20.2	20.2	20.2
Operating lease rentals
— Land and buildings		9.1	8.7	8.6
— Services equipment, fixtures and fittings		—	—	1.6
— Space segment		15.4	16.3	24.0
Auditors’ remuneration and expenses—audit services(b)		0.4	0.5	0.7
Auditors’ remuneration and expenses—non-audit services		0.4	0.3	—
Staff costs	3	93.7	92.2	95.7
Advertising costs		6.4	7.5	10.6
Research and development costs		0.2	0.2	0.2

(a)	Included within depreciation on owned assets for 2007 is a non-recurring charge of US$9.4m relating to accelerated depreciation of an amount that was previously capitalized as part of the launch of the third Inmarsat-4 satellite.
(b)	In addition to the audit fees disclosed above, the Group’s Pension Plan incurred audit fees from the Group’s auditors of US$25,454 for the 2007 financial year (2006: US$21,656, 2005: US$14,656).

On 2 September 2005, the Group sold Invsat Limited, a 100% owned subsidiary, to Nessco Limited. Invsat Limited provided integrated communications networks and systems using VSATs (transportable terminals that access broadband services provided over satellite systems operating in the C-band and Ku-band radio frequencies), principally to end-users in the oil and gas sector. The Group received US$7.8m in gross cash proceeds and reported a loss on disposal of US$3.0m.

On 17 October 2005, the Group disposed of the assets and business of Rydex Corporation Limited, a 100% owned subsidiary, to Seawave LLC. Rydex Corporation Limited developed email and data communications software tailored for use in the maritime sector. The Group received US$2.6m in gross cash proceeds and reported a gain on disposal of tangible assets of US$1.9m.

5.	Interest

	Year ended 31 December
	2007	2006	2005
	(US$ in millions)
Interest on subordinated parent company loan and subordinated Senior Notes proceeds loan	(63.2)	(59.5)	(87.8)
Interest on Senior Credit Facility	(19.0)	(15.9)	(28.1)
Net premium on early settlement of Burses Ltd finance lease	—	(12.8)	—
Unwinding of discount on deferred satellite liabilities	(3.4)	(3.7)	(3.1)
Amortization of debt issue costs	(2.8)	(2.7)	(7.2)
Interest and facility fees payable on bank loans, overdrafts and other	—	(0.4)	(0.6)
Other interest payable	(1.1)	(0.4)	—
Interest payable under finance lease contracts	—	—	(0.3)
Interest rate swap	—	—	(1.1)
Previous Senior Credit Facility deferred debt issue costs written off	—	—	(19.9)
Redemption premium paid on repayment of subordinated Senior Notes proceeds loan	—	—	(12.8)
Deferred debt issue costs written off on repayment of 35% of the Senior Notes	—	—	(6.1)

Total interest payable and similar charges	(89.5)	(95.4)	(167.0)

Bank interest receivable and other interest	4.7	5.2	6.3
Interest on investment in Senior Notes	5.1	2.8	—
Interest rate swap	0.3	2.8	—
Realized gain on amendment to interest rate swap	—	—	3.4

Total interest receivable and similar income	10.1	10.8	9.7

Net interest payable	(79.4)	(84.6)	(157.3)

INMARSAT INVESTMENTS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

6.	Employee numbers

The average number of people (including the Executive Directors) employed during the period by category of employment:

	Year ended 31 December
	2007	2006	2005
Operations	164	124	125
Sales and marketing	78	81	112
Development and engineering	86	79	103
Administration	123	123	139

	451	407	479

The figures for 2007 include 58 employees in Indonesia (2006: 18, which reflected an average number for the period 4 September 2006 to 31 December 2006 from a total workforce of 53 employees in Indonesia, 2005: 0) who work on our handheld business.

7.	Directors’ remuneration

All the Directors of the Company are Directors of Inmarsat plc, the ultimate parent undertaking, and disclosure of Directors’ emoluments are included in the financial statements of Inmarsat Group Limited. No Directors of Inmarsat Investments Limited received remuneration for their qualifying services to the Company.

8.	Taxation

The tax (charge)/credit is based on the taxable profits for the year and comprises:

	Year ended 31 December
	2007	2006	2005
	(US$ in millions)
Corporation tax at 30%—current year	(13.2)	(0.2)	0.6
Deferred tax—current year	(33.3)	(28.8)	(31.4)
Deferred tax—disposal of lease receivable(a)	—	58.1	—
Adjustment to the opening deferred tax position in respect of the future reduction in the Corporation Tax rate from 30% to 28%	7.5	—	—

	(39.0)	29.1	(30.8)
Adjustments in respect of previous periods
Current Corporation tax	—	4.9	0.1
Deferred tax	—	5.7	(0.1)

	(39.0)	39.7	(30.8)

(a)	Stated net of the US$2.5m reversal of a deferred tax asset previously arising on the elimination of intercompany lease payables and receivables.

During 2006, the Group reached agreement with HM Revenue & Customs in relation to the market value of certain assets transferred in 1999 giving rise to tax credits for the current year and prior years.

INMARSAT INVESTMENTS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8.	Taxation (Continued)

The differences between the total current tax shown above and the amount calculated by applying the standard rate of UK corporation tax to the profit before tax is as follows:

	Year ended 31 December
	2007	2006	2005
	(US$ in millions)
UK statutory tax rate	30%	30%	30%
Profit on ordinary activities before taxation	112.4	66.4	34.2

Corporation tax provision at UK statutory rate	(33.7)	(20.0)	(10.3)
Capital allowances in excess of depreciation	36.0	33.1	21.6
Effect of overseas tax rates	0.5	0.2	—
Gain on sale of assets	—	—	0.2
Other timing differences	(1.1)	(4.2)	(7.9)
Other non-deductible expenses	(15.3)	(7.8)	(3.2)
Pension contribution relief in excess of pension cost charge/(pension cost charge in excess of pension contribution relief)	0.3	(1.5)	0.2

Current tax (charge)/credit for the year	(13.2)	(0.2)	0.6

Deferred taxation

The provision for deferred tax comprises:

	Year ended 31 December
	2007	2006	2005
	(US$ in millions)
Accelerated capital allowances	145.6	119.9	158.3
Deferred tax on share options	(2.0)	(1.0)	(1.8)
Other short-term timing differences	0.3	—	—

Liability recognized excluding that relating to pension and post-retirement liability (note 18)	143.9	118.9	156.5

Pension and post-retirement liability (note 24)	(7.6)	(10.5)	(10.7)

Total provision for deferred tax	136.3	108.4	145.8

As at 1 January	108.4	145.8
Deferred tax charged/(credited) in the Profit and Loss Account	25.8	(35.0)
Deferred tax charge in the Statement of Total Recognized Gains and Losses	2.1	1.7
Fair value asset arising on ACeS collaboration (note 22)	—	(4.1)

As at 31 December	136.3	108.4

9.	Dividends

The dividends paid to Inmarsat Group Limited (parent company) in 2007 were US$52.8m and US$73.4m for the 2007 interim and 2006 final dividend respectively. In addition a further interim dividend of US$9.1m was paid to Inmarsat Group Limited in 2007.

A final dividend in respect of 2007 amounting to US$104.1m was declared on 28 March 2008 by the Directors to be paid on 21 May 2008 to Inmarsat Group Limited. In accordance with FRS 21, ‘Events after the balance sheet date’, these financial statements do not reflect this final dividend payable.

The dividends paid in 2006 and 2005 were US$101.4 m and US$24.8m respectively.

INMARSAT INVESTMENTS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10.	Intangible fixed assets

	Note	Trademarks	Patents	Goodwill	Terminal development	Spectrum rights	Intellectual property	Total
		(US$ in millions)
Cost at 1 January 2006		19.0	14.0	403.4	71.7	—	—	508.1
Additions	22	—	—	—	3.4	—	—	3.4
Acquisitions		—	—	0.6	—	2.7	0.7	4.0

Cost at 31 December 2006		19.0	14.0	404.0	75.1	2.7	0.7	515.5

Additions		—	—	—	8.3	—	—	8.3
Cost at 31 December 2007		19.0	14.0	404.0	83.4	2.7	0.7	523.8

Accumulated amortization at 1 January 2006		(1.9)	(4.1)	(41.1)	(10.7)	—	—	(57.8)
Charge for the year		(1.0)	(2.0)	(20.2)	(6.8)	(0.1)	(0.1)	(30.2)

Accumulated amortization at 31 December 2006		(2.9)	(6.1)	(61.3)	(17.5)	(0.1)	(0.1)	(88.0)

Charge for the year		(1.0)	(2.0)	(20.2)	(6.9)	(0.4)	(0.3)	(30.8)

Accumulated amortization at 31 December 2007		(3.9)	(8.1)	(81.5)	(24.4)	(0.5)	(0.4)	(118.8)

Net book amount at 31 December 2006		16.1	7.9	342.7	57.6	2.6	0.6	427.5

Net book amount at 31 December 2007		15.1	5.9	322.5	59.0	2.2	0.3	405.0

Trademarks and patents are being amortized on a straight-line basis over their estimated useful lives which are 20 and 7 years respectively.

User terminal development costs directly relating to the development of the user terminals for the BGAN services are capitalized as intangible fixed assets. BGAN costs are being amortized, from 2005, over the estimated sales life of the services, which is 10 years. Previous R-BGAN user terminal costs capitalized are being amortized over the estimated sales life of the services which is five years.

Spectrum rights and intellectual property relate to the acquisition of ACeS as detailed at note 22 and are being amortized on a straight-line basis over the remaining useful lives of 7.3 years and 1.3 years respectively.

The amortization charge for 2005 in respect of trademarks, patents and terminal development assets was US$0.9m, US$2.0m and US$1.6m respectively.

11.	Tangible fixed assets

	Note	Freehold land and buildings	Services equipment, fixtures and fittings	Space segment	Assets in course of construction	Total
		(US$ in millions)
Cost at 1 January 2006		3.7	451.1	2,484.8	539.9	3,479.5

Additions	22	1.8	11.8	48.8	6.4	68.8
Acquisitions		—	1.0	4.6	—	5.6
Transfers		—	—	365.2	(365.2)	—
Disposals		—	(192.8)	(490.9)	—	(683.7)

Cost at 31 December 2006		5.5	271.1	2,412.5	181.1	2,870.2

Additions		—	12.6	106.6	63.0	182.2
Transfers		—	3.1	10.8	(13.9)	—

Cost at 31 December 2007		5.5	286.8	2,529.9	230.2	3,052.4

Accumulated depreciation at 1 January 2006		—	(386.0)	(1,737.1)	—	(2,123.1)
Charge for the year		—	(19.2)	(127.6)	—	(146.8)
Disposals		—	192.8	490.9	—	683.7

Accumulated depreciation at 31 December 2006		—	(212.4)	(1,373.8)	—	(1,586.2)

Charge for the year		—	(27.5)	(136.1)	—	(163.6)

Accumulated depreciation at 31 December 2007		—	(239.9)	(1,509.9)	—	(1,749.8)

Net book amount at 31 December 2006		5.5	58.7	1,038.7	181.1	1,284.0

Net book amount at 31 December 2007		5.5	46.9	1,020.0	230.2	1,302.6

INMARSAT INVESTMENTS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11.	Tangible fixed assets (Continued)

The satellite and space segment asset lives range from 10 to 15 years with the exception of R-BGAN assets which are five years. The first and second of the Inmarsat-4 satellites were placed in service during the years ended 31 December 2005 and 2006 respectively and are being depreciated over 15 years.

The freehold land and buildings has been revalued on a market basis to US$5.5m as at 31 December 2007 (2006: US$5.5m). The market valuation was determined by the Directors.

The net book amount of software development costs included within services equipment, fixtures and fittings was US$14.1m as at 31 December 2007 (2006: US$13.0m) net of accumulated depreciation of US$18.4m (2006: US$13.3m). Depreciation charges were US$5.3m in the year ended 31 December 2007 (2006: US$3.9m, 2005: US$1.9m).

The depreciation charge for 2005 in respect of freehold land and buildings, services equipment, fixtures and fittings and space segment assets was US$0.1m, US$28.5m and US$73.4m respectively.

There were no asset retirement obligations for the years ended 31 December 2007 and 2006.

12.	Investments

In the year ended 31 December 2007 the Group purchased US$38.0m of the Senior Notes due 2012 for US$40.7m (2006: US$43.6m for US$45.6m, 2005: US$10.0m for US$10.5m). The Senior Notes were issued by Inmarsat Finance plc. The Group paid a premium of US$1.3m and prepaid interest of US$1.4m which was later received back (2006: premium US$1.2m, interest US$0.8m, 2005: premium US$0.3m, interest US$0.2m). Taking into account the Group’s short term cash surplus, the total payment of US$40.7m (2006: US$45.6m, 2005: US$10.5m) results in an overall economic benefit to the Group when the premium paid is compared to future net interest charges discounted back to values at that date.

13.	Stock

	As at 31 December
	2007	2006
	(US$ in millions)
Finished goods	4.9	0.8

The carrying value of stock is not materially different from replacement cost.

14.	Debtors

	As at 31 December
	2007	2006
	(US$ in millions)
Amounts falling due within one year
Trade debtors	141.7	138.8
Other debtors	12.7	13.9
Amounts due from parent undertakings	13.3	9.4
Other prepayments and accrued income	17.3	11.6

	185.0	173.7

15.	Other Creditors—amounts falling due within one year

	As at 31 December
	2007	2006
	(US$ in millions)
Trade creditors	56.3	83.3
Amounts due to parent undertakings	4.1	10.2
Corporation tax	21.4	8.6
Other taxation and social security	3.9	5.0
Other creditors	1.3	0.7
ACeS deferred consideration (note 22)	2.4	2.9
Deferred satellite payments	12.2	11.7
Accruals and deferred income	56.2	59.9

	157.8	182.3

Amounts due to parent undertakings are unsecured, interest free and repayable on demand.

INMARSAT INVESTMENTS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

16.	Other Creditors—amount falling due after more than one year

	As at 31 December
	2007	2006
	(US$ in millions)
Deferred satellite payments	40.3	48.9
ACeS deferred income (note 22)	4.8	6.7

	45.1	55.6

The following is a summary of deferred satellite payments due after more than one year as at 31 December 2007:

Deferred satellite Payments
(US$ in millions)
31 December 2009	10.6
31 December 2010	7.3
31 December 2011	5.8
31 December 2012	5.1
Due after five years	11.5

Total	40.3

17.	Loans and other borrowings

	“Weighted average” Interest rate		As at 31 December
			2007	2006
	%		(US$ in millions)
Amounts falling due within one year:
Bank overdrafts	5.9		0.1	0.2
Senior Credit Facility(a)	5.69	(a)	70.0	—

Total amounts falling due within one year			70.1	0.2
Amounts falling due after one year:
Senior Credit Facility(a)	5.69	(a)	248.9	248.4
Subordinated parent company loan(b):
— principal	5.85	(b)	723.6	684.5
— interest			5.4	5.0
Subordinated Senior Note proceeds loan(c):
— principal (net of deferred finance costs)	7.625	(c)	303.2	301.5

Total amounts falling due after more than one year			1,281.1	1,239.4

Total loans and other borrowings			1,351.2	1,239.6

(a)	US$550.0m Senior Credit Facility led by Barclays Capital, ING Bank N.V. and the Royal Bank of Scotland plc with the Company. The facility is for general corporate purposes and was arranged in connection with the IPO of Inmarsat plc in June 2005. The US$550.0m five-year Senior Credit Facility consists of a US$250.0m amortizing Term Loan and a US$300m Revolving Credit Facility. The Term Loan and drawings under the Revolving Credit Facility were initially priced at 120 basis points above LIBOR and thereafter tied to a leverage grid.
Drawings on the US$300.0m revolving credit facility at 31 December 2007 were US$70.0m (2006: Nil).
As at 31 December 2007, US$250.0m (2006: US$250.0m) was drawn down at 3 month USD LIBOR plus a margin of 0.7% (2006: 0.7%). Effective from 1 December 2006, the Company received the consent of 100% of the lenders under the Senior Credit Facility to amend the term loan repayments due in 2007 (two equal instalments totalling US$50.0m) and 2008 (two equal instalments totalling US$50.0m) to reschedule them to the termination date in 2010. All other terms and conditions remained unchanged.
At 31 December 2007, the Company had in place an interest rate swap agreement to exchange LIBOR floating interest rates on US$150.0m of its Senior Credit Facility. LIBOR floating rates of 4.94% are exchanged for fixed rates of 4.86% on a notional amount of US$150.0m (see note 28).
(b)

Loans represent funding advanced by the parent company in the form of a subordinated parent company loan. Inmarsat Holdings Limited issued Euro denominated Subordinated Preference Certificates with an aggregate nominal amount at the date of issue of US$27,632m (at a price of US$618.8m euro equivalent). Inmarsat Holdings Limited loaned to Inmarsat Group Limited which in turn loaned to Inmarsat Investments Limited the aggregate proceeds of the Subordinated Preference Certificates via a subordinated parent company loan. The loans

INMARSAT INVESTMENTS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

17.	Loans and other borrowings (Continued)

have no fixed maturity and may be repaid at any time at each borrower’s option. A repayment of US$100.0m was made in May 2004 from the net proceeds of the tack-on issue described in note (c). Interest on the subordinated parent company loan accrues at a rate of 5.85% per annum in 2007 (2006: 5.62% per annum).

(c)	In February 2004 US$375m 7.625% Senior Notes were issued by Inmarsat Finance plc (a company 99.9% owned by Inmarsat Group Limited (Inmarsat Investment Limited’s parent company) and 0.1% owned by Inmarsat Holdings Limited (Inmarsat Group’s parent company)). The Senior Notes mature on 30 June 2012. Interest is payable semi-annually in February and August. The proceeds of the Senior Notes were loaned to Inmarsat Investments Limited via a subordinated Senior Notes proceeds loan (the terms of which replicate those of the Senior Notes) and used to redeem the Bridge Loan facility.
In May 2004 the proceeds of a further issue of Senior Notes for US$102.5m were loaned to Inmarsat Investments Ltd bringing the total amount of the subordinated Senior Notes proceeds loan to US$477.5m. The proceeds of US$100.0m were used to redeem the subordinated parent company loan.
In July 2005 Inmarsat Investments Limited repaid 35% of the subordinated Senior Notes proceeds loan and Inmarsat Finance plc redeemed 35% of its Senior Notes, reducing the loan and Notes outstanding from US$477.5m to US$310.4m.
During 2007 Inmarsat Investments Limited purchased US$38.0m (2006: US43.6m) of the Senior Notes for US$40.7m (2006: US$45.6m). Inmarsat Investments Limited paid a premium of US$1.3m (2006: US$1.2m, 2005: US$0.3m) and prepaid interest of US$1.4m (2006: US$0.8m, 2005: US$0.2m) which was later received back from the trustee (Bank of New York). Taking into account the Group’s short-term cash surplus, the total payment of US40.7m (2006: US$45.6m) results in an overall economic benefit to the Group when the premium paid is compared to future net interest charges discounted back to values at that date.

These balances are shown net of unamortized deferred finance costs, which have been allocated as follows:

	At 31 December 2007			At 31 December 2006
	Principal amount	Deferred finance cost	Net balance	Principal amount	Deferred finance cost	Net balance
	(US$ in millions)
New Senior Credit Facilities	320.0	(1.1)	318.9	250.0	(1.6)	248.4
Subordinated parent company loan:
— principal	723.6	—	723.6	684.5	—	684.5
— interest	5.4	—	5.4	5.0	—	5.0
Subordinated Senior Note proceeds loan
— principal	310.4	(7.2)	303.2	310.4	(8.9)	301.5
Bank overdrafts	0.1	—	0.1	0.2	—	0.2

Total loans and borrowings	1,359.5	(8.3)	1,351.2	1,250.1	(10.5)	1,239.6

Repayments fall due as follows:

	As at 31 December
	2007	2006
	(US$ in millions)
Within one year, or on demand	70.1	0.2
Between one and two years	47.8	(2.3)
Between two and three years	197.8	(2.1)
Between three and four years	(1.8)	48.0
Between four and five years	308.3	198.0
After five years	729.0	997.8

Total due for repayment after more than one year	1,281.1	1,239.4

Total loans and other borrowings	1,351.2	1,239.6

INMARSAT INVESTMENTS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

18.	Provisions for liabilities

	Restructuring provision	Deferred tax excluding deferred tax on pension deficit	Other	Total
	(US$ in millions)
As at 1 January 2005	1.1	125.2	0.4	126.7
Charged in respect of current year	—	31.2	—	31.2
Charged in respect of prior year	—	0.1	—	0.1
Utilized in current year	(0.7)	—	—	(0.7)

As at 31 December 2005	0.4	156.5	0.4	157.3

Charged/(credited) in respect of current year	6.8	(27.8)	—	(21.0)
Credited in respect of prior year	—	(5.7)	—	(5.7)
Fair value asset arising from ACeS collaboration (note 22)	—	(4.1)	—	(4.1)
Utilized in current year	(5.6)	—	—	(5.6)

As at 31 December 2006	1.6	118.9	0.4	120.9

Charged in respect of current year	—	25.0	0.4	25.4
Utilized in current year	(1.5)	—	(0.1)	(1.6)

As at 31 December 2007	0.1	143.9	0.7	144.7

In January 2006, the Group announced its intention to restructure the organization to reflect the fact that the Inmarsat-4 programme was nearing completion. The principal action in the restructuring plan involved a redundancy programme. The amount charged for the year ended 31 December 2007 was US$nil (2006: US$6.8m, 2005: US$nil). The redundancy provision that remains unpaid in respect of this restructuring as at 31 December 2007 is US$0.1m.

Of the total deferred tax provision in note 8 of US$136.3m (2006: US$108.4m), a deferred tax asset of US$7.6m (2006: US$10.5m) has been deducted in arriving at the net pension deficit on the Balance Sheet.

Other provisions in 2007 and 2006 relate to an onerous lease provision on premises located in Washington which is expected to be utilized by 2008 and for 2007 a legally required provision for eventual severance payments to employees in Italy and Dubai.

19.	Called up share capital

	As at 31 December
	2007	2006
	(US$ in millions)
Authorized:
1,539,000 A ordinary shares of €0.01 each	—	—
30,000,000 B ordinary shares of €0.01 each	—	—
630,780,000 ordinary shares of €0.0005 each	0.4	0.4

	0.4	0.4

Allotted, issued and fully paid
1,269,000 A ordinary shares of €0.01 each	—	—
25,461,000 B ordinary shares of €0.01 each	—	—
534,600,000 ordinary shares of €0.0005 each	0.3	0.3

	0.3	0.3

Each authorised but unissued A and B ordinary share of €0.01 were sub-divided into 20 ordinary shares of €0.0005 each with effect from 22 June 2005.

20.	Employee share options

In November 2004, Inmarsat plc (the ultimate parent company) adopted the Staff Value Participation Plan (the “2004 Plan”). 219,020 A ordinary shares were granted under the 2004 Plan to eligible Directors or employees of the Group. A second grant of options over 7,140 A ordinary shares was made under the 2004 Plan

INMARSAT INVESTMENTS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

20.	Employee share options (Continued)

to employees in January 2005. As part of the IPO, the A ordinary shares were converted following a 1 for 20 share split into ordinary shares. A third grant of options over 1,175,240 ordinary shares of €0.0005 each was approved in May 2005 under the 2004 Plan and granted to employees in June 2005. Both subsequent grants were made on equivalent terms to the initial grant in November 2004.

All options granted under the 2004 Plan and held by optionholders have now vested and are exercisable. Whenever options are exercised under the 2004 Plan, the holder must pay a de minimis charge of €1 for each tranche of options exercised. The options expire 10 years from the date of grant. Following the exercise of options granted under the 2004 Plan, shares are transferred to the optionholders from the Inmarsat Employees’ Share Ownership Plan Trust (“the Trust”) (resident in Guernsey). No new shares have been issued to satisfy the exercise of these options.

A summary of share option activity for the 2004 plan as at 31 December 2007 is as follows:

	Shares available for grant	Options outstanding	Weighted average exercise price per Option
Balance at 1 January 2006	41,886	4,340,895	£3.28
Granted re Share Incentive Plan (7 April 2006)	(57,872)	—
Forfeited	75,052	(75,052)
Exercised	—	(3,517,548)	£3.71
Exercised re International Sharesave Scheme	(699)	—	—

Balance at 31 December 2006	58,367	748,295	£3.60

Granted re Share Incentive Plan (10 April 2007)	(15,926)	—
Forfeited	930	(930)
Exercised	—	(435,673)	£4.10
Exercised re International Sharesave Scheme	(2,467)	—
Market purchase of shares (26 November 2007)	1,000,000	—

Balance at 31 December 2007	1,040,904	311,692	£3.64

Exercisable at 31 December 2007	—	311,692

Exercise Price per tranche	—	€1.00

The weighted average of the remaining contractual life for the 2004 plan as at 31 December 2007 is 7.0 years.

In line with FRS 20, ‘Share-Based Payment’, the Group recognized US$5.2m, US$5.2m and US$6.5m respectively in share compensation costs across all its share plans for the 2007, 2006 and 2005 financial years. Total share-based compensation costs are recognized over the vesting period of the options ranging from one to four years.

Prior to Inmarsat plc (the ultimate parent company) being publicly quoted, the exercise price of the options under the A ordinary shares issued in the 2004 Plan of Inmarsat plc was de minimis in nature, accordingly the fair value of each option is equivalent to the fair value of the underlying share at the date of the grant. This fair value of US$12.50 per share (before any adjustment for the share split in June 2005) was calculated using a range of potential values using analysis of comparable quoted shares, discounted cash flows and comparable transactions. The fair value within this range was then selected by the Directors using the independent analysis which had been prepared.

For the options granted under the 2004 Plan in June 2005 (before share split), the fair value was estimated by the Directors to be US$30.00 per share. The US$30.00 was calculated using a similar methodology as the Directors of Inmarsat plc continued to believe that the ‘discounted trading multiple’ approach was the most appropriate.

Inmarsat plc also operates a Bonus Share Plan (“BSP”) and awards were granted on 31 May 2005 with the shares allocated after the announcement of the 2005 financial results in March 2006. There was an additional

INMARSAT INVESTMENTS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

20.	Employee share options (Continued)

grant under this scheme in September 2005, March 2007, May 2007 and September 2007 with the same conditions as the original grant. These awards were made in the form of a conditional allocation of shares. The performance conditions attached to the annual bonus plan are non-market based performance conditions.

The 2005 awards vest in three equal tranches following the announcement of the final results for each of the financial years 2006, 2007 and 2008, subject to continued employment. The 2007 awards vest in three equal tranches following the announcement of the final results for each of the financial years 2008, 2009 and 2010, subject to continued employment. Dividends will accrue during this period and be added as additional shares upon vesting. The rules of the BSP provide that the Remuneration Committee has the discretion to satisfy the awards using cash instead of shares. It is the intention, however, of Inmarsat plc to satisfy the awards using newly-issued shares.

As the BSP provides free share awards with no market based performance condition attached, and which carry an entitlement to dividends paid in cash or shares during the vesting period, the fair value of the awards is the value of the grant. This is due to the fact that regardless of the market price at the time the award or shares is made, the total value of shares to be awarded will not change.

In addition to the BSP, Inmarsat plc also operates a Performance Share Plan (“PSP”) under which the first share award was made on 31 May 2005 in the form of a conditional allocation of shares. The number of shares subject to the award was determined by reference to the price at which the shares were offered for sale upon the listing of Inmarsat plc on the London Stock Exchange in June 2005 of £2.45 per share. Participants are entitled to receive the value of any dividends that are paid during the vesting period in the form of cash or additional shares. There were additional grants in September 2005 and March 2007 with the same requirements except the reference price in determining the number of shares was £3.24 and £3.95 respectively (market value of shares on the date of grant).

The PSP shares will not normally be transferred to participants until the third anniversary of the award date. The transfer of shares is dependent upon the performance condition being satisfied over the three consecutive financial years starting in the financial year the award date falls. The rules of the PSP provide that the Remuneration Committee has the discretion to satisfy the awards using cash instead of shares. It is the intention, however, of Inmarsat plc to satisfy the awards using shares only at the end of the three year period unless a participant leaves and is entitled under the Rules to receive a proportionate award if the performance condition has been met.

The performance condition is based on the Group’s Total Shareholder Return (“TSR”) relative to constituents of the FTSE 350 index (excluding investment trusts) and a non-market based condition, based on EBITDA measured over a three-year period. The vesting schedule for PSP awards is structured so that the shape of the vesting schedule is determined by both TSR and EBITDA performance. The market based performance condition has been incorporated into the valuation. The fair value of the allocation and the assumptions used in the calculation are as follows:

	Performance Share Plan			CEO award
Grant date	31 May 2005	29 September 2005	29 March 2007	28 September 2007
Grant price	£2.45	£3.24	£3.95	£4.49
Exercise price	nil	nil	nil	nil
Bad leaver rate	0%	0%	0%	0%
Vesting period	3 years	3 years	3 years	3 years
Expected correlation between any pair of shares in PSP comparator group	12%	10%	n/a	n/a
Volatility	36%	34%	27%	28%
Fair value per share option	£1.34	£2.20	£2.15	£2.65

Both the BSP and PSP share awards expire 10 years after date of grant. The weighted average of the remaining contractual life for both the BSP and PSP share awards at 31 December 2007 is 9.0 and 7.7 years respectively.

Following the announcement on 28 September 2007 that Andrew Sukawaty has agreed to remain in the joint role of Chairman and Chief Executive Officer of Inmarsat plc for a further period, expected to be not less than two years, the Remuneration Committee made him an exceptional award of one million incentive shares conditional

INMARSAT INVESTMENTS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

20.	Employee share options (Continued)

upon the delivery of significant share price growth. The mid-closing share price on 27 September 2007 was £4.49 per share. No shares will be earned unless, three years after grant, the share price reaches a minimum price of £5.50. For performance above this level, shares will be earned pro-rata up to a share price of £7.25 at which the full award will be earned. A further award over 700,000 shares could be earned if, at the time that performance is assessed, the share price has reached £9.25. If the share price is below £7.25, none of the additional shares would be earned and if between £7.25 and £9.25, shares would be earned pro-rata up to a share price of £9.25.

The share price performance condition will be assessed on the basis of the average closing price of Inmarsat shares over the last 20 trading days of the performance period. Additional shares will accrue representing the value of dividends paid during the performance period on the number of shares that ultimately vest.

The Remuneration Committee anticipates that if an award of shares is made to Mr Sukawaty, then the share price performance will have out-performed the FTSE 350 index (excluding investment trusts). However, in the event that this is not the case, the Remuneration Committee retains the discretion to scale back the award of shares by up to 50% of the proposed share award.

The Trust purchased one million shares on 26 November 2007 to hold against the satisfaction of the award. This has been funded through a loan from Inmarsat plc to the Trust.

Inmarsat plc also operates a UK Sharesave Scheme for which the first invitation was made in June 2005. The Sharesave Scheme is an HM Revenue & Customs approved scheme open to all UK PAYE-paying permanent employees. The maximum that can be saved each month by an employee is £250. Savings over the period plus interest may be used to acquire shares at the end of the savings contract. The options have been granted with an option price of £2.24 per ordinary share (a 20% discount to market value of the shares on the invitation date (23 June 2005)). The Scheme operates with a three year savings contract. Options are exercisable for a period of up to six months following the end of the three year savings contract and under certain circumstances if an employee leaves the Group. No dividends are accumulated on options during the vesting period. Newly issued shares will be used to satisfy the options.

Inmarsat plc also operates an International Sharesave Scheme which mirrors the operation of the UK Sharesave Scheme as closely as possible. However, instead of receiving a share option, participants receive the spread between the share price at the end of the vesting period and the exercise price, delivered (at Inmarsat plc’s discretion) in cash or shares. It is Inmarsat plc’s intention to satisfy the awards using shares only.

Options under the UK and International Sharesave Schemes expire after a maximum of 3.5 years following the initial savings payment having been made. The weighted average of the remaining contractual life for the UK and International Sharesave Schemes at 31 December 2007 is 1.1 and 1.3 years respectively.

Options under both the UK and International Sharesave Schemes have been valued using the Black Scholes model with the following assumptions:

	Sharesave Scheme (UK)	Sharesave Scheme (International)
Grant date	21 July 2005	19 October 2005
Market price date of Grant	£3.14	£2.80
Exercise price	£2.24	£2.24
Bad leaver rate	5%pa	5%pa
Vesting period	3 years	3 years
Volatility	35%	34%
Dividend yield assumption	3.6%	2.8%
Risk free interest rate	4.25%	4.25%
Fair value per option	£1.10	£0.90

The historic volatility is based on the constituents of the FTSE 350 Telecoms Service Index, which was measured over three years to each of the grant dates. The volatility assumption used for each of the awards was based on median volatility for the constituents of the sector.

Awards under the UK Share Incentive Plan (“SIP”) were made on 7 April 2006 and 10 April 2007. The SIP is an HM Revenue & Customs approved plan open to all UK permanent employees and operates in conjunction with a UK tax-resident trust which holds shares on behalf of participating employees. Under the SIP, Inmarsat plc can

INMARSAT INVESTMENTS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

20.	Employee share options (Continued)

award ‘Free Shares’ (up to a maximum value of £3,000) to employees. Employees can also acquire ‘Partnership Shares’ from their salary up to a maximum of £1,500 per annum and Inmarsat plc will match this with up to two free ‘Matching Shares’ per ‘Partnership Share’ (equivalent to a maximum value of £3,000 per annum). The market value per ordinary share at the date of the award were £3.773 (2006) and £4.14 (2007).

Arrangements were put in place for eligible overseas employees to replicate both awards under the SIP as closely as possible. Additional arrangements have also been put in place for employees to acquire shares over the capped amounts in relation to the SIP award in 2006. On 7 April 2006, in aggregate 57,872 ordinary shares of €0.0005 each were awarded to eligible employees from the Inmarsat Employees’ Share Ownership Plan Trust in respect of the award to overseas employees and the additional award to certain employees. On 10 April 2007, 15,926 ordinary shares of €0.0005 each were awarded to eligible overseas employees to replicate the SIP award. The same market value per ordinary share was used as for the SIP for each award.

No Executive Director or member of the Executive Management Board applied to participate in the SIP or equivalent overseas arrangements.

A summary of share awards and option activity as at 31 December 2007 is as follows (excluding the 2004 Plan which is noted above):

Share Awards and options outstanding	Share Incentive Plan (UK)	Share Incentive Plan (International and Unapproved)	BSP	CEO Share Incentive Award*	Performance Share Plan	Sharesave Scheme (UK)	Sharesave Scheme (International)	Total
Balance at 1 January 2006	—	—	—	—	807,869	844,468	111,798	1,764,135

Granted/Allocated	460,312	57,872	215,542	—	—	—	—	733,726
Lapsed	—	—	—	—	—	(77,534)	(11,988)	(89,522)
Exercised	—	—	—	—	—	(19,392)	(699)	(20,091)
Transferred/Sold	(53,085)	(9,199)	—	—	—	—	—	(62,284)

Balance at 31 December 2006	407,227	48,673	215,542	—	807,869	747,542	99,111	2,325,964

Granted/Allocated	216,114	15,926	945,035	1,000,000	120,764	—	—	2,297,839
Lapsed	—	—	—	—	(22,043)	(47,772)	(11,002)	(80,817)
Exercised	—	—	—	—	—	(5,342)	(5,914)	(11,256)
Transferred/Sold	(50,623)	(986)	(80,879)	—	(14,692)	—	—	(147,180)

Balance at 31 December 2007	572,718	63,613	1,079,698	1,000,000	891,898	694,428	82,195	4,384,550

Exercisable at 31 December 2007	—	—	—	—	—	—	—	—

Exercise Price per share	n/a	n/a	nil	nil	nil	£2.24	£2.24	nil

*	As described above, a further award over 700,000 shares could be earned if, after three years from grant, the share price has reached £9.25 per share.

INMARSAT INVESTMENTS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

21.	Reserves

	Share premium account	Other reserves	(Accumulated losses)/Retained Earnings
	(US$ in millions)
Balance at 1 January 2006	34.2	319.4	(12.2)
Profit for the year	—	—	106.1
Dividends payable	—	—	(101.4)
Share option charge	—	3.0	—
Revaluation of investment property	—	1.8	—
Capital contribution	—	2.1	—
Actuarial gains from pension and post-retirement benefits	—	—	5.3
Movement on deferred tax relating to pension and post-retirement benefits	—	—	(1.7)

Balance at 31 December 2006	34.2	326.3	(3.9)

Profit for the year	—	—	73.4
Dividends payable	—	—	(135.3)
Share option charge	—	4.0	—
Actuarial gains from pension and post-retirement benefits	—	—	7.1
Movement on deferred tax relating to pension and post-retirement benefits	—	—	(2.1)

Balance at 31 December 2007	34.2	330.3	(60.8)

Other reserves as at 31 December 2007 includes US$10.8m (2006: US$6.8m) recognized in line with FRS 20, ‘Share-based Payment’, for the Group’s share option plans. The Group recognizes charges relating to share options granted over the vesting period. See note 20. In addition, other reserves includes a capital contribution of US$311.9m from Inmarsat Group Limited (the parent company) following the waiver of an intragroup loan by Inmarsat Group Limited in 2005.

Property at 250 Old Street is classified as an investment property. An investment property comprises freehold office buildings, held for long-term rental yields and is not occupied by the Group. Investment property is carried at fair value under UK GAAP, representing open-market value determined annually. At 31 December 2007 the investment property had a value; which was determined by the directors, of US$5.5m (2006: US$5.5m).

During 2006 an amount owing to the Group’s parent company of US$2.1m was waived and therefore increased the Group’s other reserves in the form of a capital contribution.

22.	Acquisitions

ACeS International Limited

On 4 September 2006 Inmarsat and ACeS International Limited (“ACeS”) announced the signing and completion of collaboration arrangements to offer low-cost handheld and fixed voice services, initially in the Asian market with extended coverage expected subsequently using the Inmarsat-4 satellites. Under the collaboration arrangements, Inmarsat will assume responsibility for ACeS satellite and network operations, wholesale service provision and product and service development. ACeS will focus on distribution of MSS products in the Asian land and maritime markets and has become a distributor of Inmarsat’s BGAN services.

As a result of these arrangements, Inmarsat took over the daily active base of approximately 10,000 terminals operated by ACeS, and 53 employees located at ACeS’ operational centre in Batam, Indonesia. Although ownership of the associated assets did not change, Inmarsat has acquired operating control of the assets, and of the process applied to them, and will utilize these to generate revenue. Inmarsat is paying ACeS a total of US$15.0m over four years, of which an initial payment of US$4.0m was made on completion and payments of US$3.0m were made during 2007. The arrangements taken together constitute a business combination and the transaction was accounted for as an acquisition using the purchase method of accounting.

INMARSAT INVESTMENTS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

22.	Acquisitions (Continued)

Management allocated the consideration paid to the acquired assets as follows:

	Book value	Fair value adjustments	Fair value
	(US$ in millions)
Net assets acquired:
Space segment assets(a)	5.4	(0.8)	4.6
Terrestrial assets(b)	3.2	(2.2)	1.0

Tangible assets	8.6	(3.0)	5.6

Spectrum rights(c)	—	2.7	2.7
Intellectual property(d)	—	0.7	0.7

Intangible assets	—	3.4	3.4

Deferred tax(e)	—	4.1	4.1

Total identifiable assets	8.6	4.5	13.1

Goodwill(f)			0.6

Total consideration			13.7

Satisfied by:
Discounted value of cash consideration(g)			13.4
Directly attributable costs			0.3

			13.7

(a)	Space segment assets will be depreciated over the remaining useful life of 8.3 years.
(b)	Terrestrial assets represent the value placed on non-satellite tangible assets and will be depreciated over the remaining useful life of 2.3 years.
(c)	Spectrum rights represent the value placed on utilized spectrum rights at the date of the transaction and will be amortized over a remaining useful life of 8.3 years.
(d)	Intellectual property represents the value placed on the royalty free use of existing technology and will be amortized over the remaining useful life of 2.3 years.
(e)	Represents deferred tax asset arising as a result of the fair value adjustments.
(f)	Goodwill comprises the difference between the purchase consideration and the fair value of the net assets acquired.
(g)	The consideration of US$15m, payable over four years, has been discounted using a discount rate of 7%, being the estimated average cost of debt to fund such a transaction.

The amount of the acquiree’s profit or loss since the date of the acquisition included in the Group’s Profit and Loss Account for 2007 and 2006 is deemed to be immaterial for reporting purposes.

23.	Notes to cash flow statement

Reconciliation of operating profit to net cash inflow from operating activities:

	Year ended 31 December
	2007	2006	2005
	(US$ in millions)
Operating profit	193.0	156.7	193.4
Depreciation	163.6	146.8	102.0
Amortization	30.8	30.2	24.7
Non-cash effect of issue of share capital to employees	5.2	5.2	6.5
(Increase)/decrease in stocks	(4.0)	(0.5)	0.4
Increase in debtors	(1.5)	(8.3)	(55.7)
(Decrease)/increase in creditors	(14.8)	(2.2)	25.7
(Decrease)/increase in provisions	(3.5)	0.6	(4.9)

Net cash inflow from operating activities	368.8	328.5	292.1

INMARSAT INVESTMENTS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

23.	Notes to cash flow statement (Continued)

Reconciliation of net cash flow to movement in net debt:

	Year ended 31 December
	2007	2006	2005
	(US$ in millions)
Net debt at beginning of year	1,157.0	1,169.8	1,434.7
(Increase)/decrease in cash in the year	(0.2)	(0.8)	169.0
Movements in liquid resources	8.3	(4.3)	173.9
Investment in Senior Notes	(38.0)	(43.6)	(10.0)
Capital element of finance lease rental payments	—	—	(0.1)
Non-cash adjustment	39.5	35.9	56.9
Previous Senior Credit Facility	—	—	(737.5)
Senior Credit Facility	70.0	—	250.0
Subordinated Senior Notes proceeds loan	—	—	(167.1)

Net debt	1,236.6	1,157.0	1,169.8

Analysis of net debt:

	Cash at bank and in hand	Overdraft	Cash at bank less overdrafts	Short- term investments	Investment in Senior Notes	Finance lease obligations	Subordinated Senior Notes Proceeds loan	Previous Senior Credit Facility	Senior Credit Facilities	Subordinated parent company loan	Total
	(US$ in millions)
At 1 January 2005	(170.9)	1.4	(169.5)	(207.6)	—	0.1	477.5	737.5	—	596.7	1,434.7
Net cash flow	169.5	(0.5)	169.0	173.9	(10.0)	(0.1)	(167.1)	(737.5)	250.0	—	(321.8)
Non-cash adjustment(1)	—	—	—	—	—	—	—	—	—	56.9	56.9

At 31 December 2005	(1.4)	0.9	(0.5)	(33.7)	(10.0)	—	310.4	—	250.0	653.6	1,169.8
Net cash flow	(0.1)	(0.7)	(0.8)	(4.3)	(43.6)	—	—	—	—	—	(48.7)
Non-cash adjustment(1)	—	—	—	—	—	—	—	—	—	35.9	35.9

At 31 December 2006	(1.5)	0.2	(1.3)	(38.0)	(53.6)	—	310.4	—	250.0	689.5	1,157.0
Net cash flow	(0.1)	(0.1)	(0.2)	8.3	(38.0)	—	—	—	70.0	—	40.1
Non-cash adjustment(1)	—	—	—		—	—	—	—	—	39.5	39.5

At 31 December 2007	(1.6)	0.1	(1.5)	(29.7)	(91.6)	—	310.4	—	320.0	729.0	1,236.6

(1)	Non-cash adjustments comprise the accretion of interest on the subordinated parent company loan (see note 17).

INMARSAT INVESTMENTS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

24.	Pension arrangements and post-retirement benefits

The Group’s hybrid pension plan, including defined benefit and defined contribution elements, commenced on 15 April 1999. Initial funding requirements were based on actuarial assumptions.

The Group operates pension schemes in each of its principal locations. The UK scheme has two plans, a defined benefit scheme, which is closed to new employees, and a defined contribution plan. The defined benefit scheme is funded and its assets are held in a separate fund administered by a corporate trustee. US$2.0m was charged in the Profit and Loss Account in the year ended 31 December 2007 in respect of the defined benefit section of the scheme, net of a foreign exchange gain of US$0.1m (2006: US$6.4m net of a foreign exchange loss of US$2.0m, 2005: US$2.0m, net of foreign exchange gain of US$1.6m).

The defined benefit section of the hybrid scheme was valued using the projected unit method with the formal valuation undertaken by professionally qualified and independent actuaries, Watson Wyatt LLP, as at 31 December 2005. The actuarial valuation of the assets of the scheme at that date, net of liabilities, was US$8.9m. The results of the valuation have been updated for any material transactions and material changes in circumstances (including changes in market prices and interest rates) up to 31 December 2007. The results of this updated valuation as at 31 December 2007, for the purposes of the disclosures required by FRS17, ‘Accounting for Retirement benefits’, are set out below.

The assets held in respect of the defined benefit section of the UK Scheme and the expected rates of return were:

	As at 31 December
	2007		2006		2005
	Value	Long-term rate of return Expected	Value	Long-term rate of return expected	Value	Long-term rate of return expected
	(US$ in millions)		(US$ in millions)		(US$ in millions)
Equities	43.5	7.75%	37.0	7.60%	25.3	7.60%
Bonds	5.8	5.15%	4.1	4.80%	2.5	4.45%
Other	2.3	6.45%	—	—	—	—
Cash(a)	—	4.35%	—	4.10%	0.1	3.85%

Total market value of assets	51.6		41.1		27.9

(a)	As at 31 December 2007 and 2006 US$14,000 was held in cash.

The assumptions which have the most significant effect on the results of the actuarial valuations are those relating to the rate of return on investments, the rates of increases in salaries and the rate of pension increases. For the calculation of the initial funding rates, the actuaries assumed that the rate of investment return for valuing accrued benefits would, on average, exceed pay and pension increases by 2.7% and 4.7% per annum respectively and the rate of investment return for valuing future service benefits would, on average, exceed pay and pension increases by 2.0% and 4.0% per annum respectively.

The Group provides post-retirement medical benefits including healthcare to retired employees and their dependants that were employed with the Group before 1 January 1998. Employees who have 10 years of service at the age of 58 and retire are eligible to participate in the post-retirement benefit plans. The plan is self-funded and there are no plan assets from which the costs are paid. The cost of providing retiree healthcare is actuarially determined and accrued over the service period of the active employee group. Membership to this plan is multi-national, although most staff are currently employed in the UK.

The obligation under these plans was determined by the application of the terms of medical plans, together with relevant actuarial assumptions and healthcare cost trend rates. The long-term rate of medical expense inflation used in the actuarial calculations is 4.0% per annum in excess of the rate of general price inflation of 3.45% (2006: 4.0% in excess of 3.10%, 2005: 4.0% in excess of 2.85%). The discount rate used in determining the accumulated post-retirement benefit obligation was 5.80% at 31 December 2007 (2006: 5.10%, 2005: 4.75%).

INMARSAT INVESTMENTS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

24.	Pension arrangements and post-retirement benefits (Continued)

The major actuarial assumptions used to calculate the scheme liabilities under FRS 17 as at 31 December 2007 and 2006 were:

	As at 31 December
	2007	2006	2005
Future salary increases	5.45%	5.10%	4.85%
Future pension increases	3.45%	3.10%	2.85%
Discount rate	5.80%	5.10%	4.75%
Inflation assumption	3.45%	3.10%	2.85%
Medical cost trend rate	7.45%	7.10%	6.85%

The mortality assumption has been updated to reflect experience and expected changes in future improvements in life expectancy. The average life expectancy assumptions are as follows:

	2007	2006	2005
	Number of years
Male (on retirement at age 65)	85.0	85.0	84.8
Female (on retirement at age 65)	88.2	88.2	87.8

For 2007 mortality has been assumed to follow the standard tables PA92C2006 rated down by one year and with a 0.25% reduction to the discount rate in payment to allow for future mortality improvements (which is equivalent to a future improvement in life expectancy of approximately one year in every ten years).

The following amounts in respect of all post-retirement benefits, as at 31 December 2007 and 2006, were measured in accordance with the requirements of FRS 17:

	As at 31 December 2007			As at 31 December 2006
	Post- retirement healthcare	Pension benefits	Total	Post- retirement healthcare	Pension benefits	Total
	(US$ in millions)
Total market value of assets	—	51.6	51.6	—	41.1	41.1
Present value of plan liabilities	(22.3)	(56.7)	(79.0)	(22.0)	(54.7)	(76.7)

Deficit in the plan	(22.3)	(5.1)	(27.4)	(22.0)	(13.6)	(35.6)
Related deferred tax asset	6.2	1.4	7.6	6.4	4.1	10.5

Net liability	(16.1)	(3.7)	(19.8)	(15.6)	(9.5)	(25.1)

INMARSAT INVESTMENTS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

24.	Pension arrangements and post-retirement benefits (Continued)

The amounts recognized in the consolidated financial statements in the years ended 31 December 2007, 2006 and 2005 in respect of all post-retirement benefits are set out below. Post-retirement healthcare service costs are included within wages and salaries; defined benefit service costs are included within pension costs; and foreign exchange gains and losses are included within other finance costs in the years ended 31 December 2007 and 2006 and other external charges in the year ended 31 December 2005 (see note 3). The total pension cost for the year ended 31 December 2007 of US$5.4m (2006: US$7.2m, 2005: US$6.4m) as disclosed in note 3 includes US$3.0m in respect of defined contribution pension costs (2006: US$2.9m, 2005: US$3.0m).

	Year ended 31 December 2007			Year ended 31 December 2006
	Post- retirement healthcare	Pension benefits	Total	Post- retirement healthcare	Pension benefits	Total
	(US$ in millions)
Operating profit
Current service cost	0.8	2.4	3.2	0.8	4.3	5.1
Foreign exchange gains	—	—	—	—	—	—

Total operating charge	0.8	2.4	3.2	0.8	4.3	5.1

Other finance costs
Foreign exchange losses/(gains)	0.6	(0.1)	0.5	2.7	2.0	4.7
Expected return on pension scheme assets	—	(2.9)	(2.9)	—	(2.2)	(2.2)
Interest on pension scheme liabilities	1.0	2.6	3.6	0.9	2.3	3.2

Net return	1.6	(0.4)	1.2	3.6	2.1	5.7

Statement of Total Recognized Gains and Losses
Actual return less expected return on pension scheme assets	—	(0.3)	(0.3)	—	0.2	0.2
Experience gains arising on the scheme liabilities	(0.3)	—	(0.3)	(0.3)	(3.6)	(3.9)
Changes in assumptions underlying the present value of scheme liabilities	(1.6)	(4.9)	(6.5)	(0.4)	(1.2)	(1.6)

Actuarial gains recognized in Statement of Total Recognized Gains and Losses	(1.9)	(5.2)	(7.1)	(0.7)	(4.6)	(5.3)

Movements in deficit during the year
Deficit in scheme at beginning of the year	(22.0)	(13.6)	(35.6)	(18.5)	(17.3)	(35.8)
Movement in year:
Current service cost	(0.8)	(2.4)	(3.2)	(0.8)	(4.3)	(5.1)
Contributions	—	5.3	5.3	—	5.5	5.5
Benefits paid	0.2	—	0.2	0.2	—	0.2
Other finance costs (excluding foreign exchange)	(1.0)	0.3	(0.7)	(0.9)	(0.1)	(1.0)
Foreign exchange (losses)/gains	(0.6)	0.1	(0.5)	(2.7)	(2.0)	(4.7)
Actuarial gains	1.9	5.2	7.1	0.7	4.6	5.3

Deficit in scheme at end of year	(22.3)	(5.1)	(27.4)	(22.0)	(13.6)	(35.6)

INMARSAT INVESTMENTS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

24.	Pension arrangements and post-retirement benefits (Continued)

	Year ended 31 December 2005
	Post- retirement healthcare	Pension benefits	Total
	(US$ in millions)
Operating profit
Current service cost	0.5	3.4	3.9
Foreign exchange losses	(1.4)	(1.6)	(3.0)

Total operating charge	(0.9)	1.8	0.9

Other finance costs
Expected return on pension scheme assets	—	(1.6)	(1.6)
Interest on pension scheme liabilities	0.6	1.8	2.4

Net return	0.6	0.2	0.8

Statement of Total Recognized Gains and Losses
Actual return less expected return on pension scheme assets	—	(3.9)	(3.9)
Experience (losses) and gains arising on the scheme liabilities	0.7	(0.2)	0.5
Changes in assumptions underlying the present value of scheme liabilities	5.0	6.8	11.8

Actuarial losses recognized in Statement of Total Recognized Gains and Losses	5.7	2.7	8.4

Movements in deficit during the year
Deficit in scheme at beginning of the year	(13.4)	(14.7)	(28.1)
Movement in year:
Current service cost	(0.5)	(3.4)	(3.9)
Contributions	—	2.1	2.1
Benefits paid	0.3	—	0.3
Other finance costs	(0.6)	(0.2)	(0.8)
Foreign exchange losses	1.4	1.6	3.0
Actuarial losses	(5.7)	(2.7)	(8.4)

Deficit in scheme at end of year	(18.5)	(17.3)	(35.8)

Pension benefits history of experience gains and losses

	Year ended 31 December
	2007	2006	2005	2004
Difference between the expected and actual return on scheme assets:
Amount (US$ in millions)	(0.3)	0.2	(3.9)	(0.1)
Percentage of scheme assets	0.58%	0.49%	(14.01)%	(0.65)%
Experience gains on scheme liabilities:
Amount (US$ in millions)	—	(3.6)	(0.2)	(0.1)
Percentage of present value of the scheme liabilities	0.00%	(6.58)%	(0.37)%	(0.20)%
Total amount recognized in Statement of Total Recognized Gains and Losses:
Amount (US$ in millions)	(5.2)	(4.6)	2.7	3.0
Percentage of present value of the scheme liabilities	9.17%	(8.41)%	5.97%	8.22%

Post-retirement healthcare history of experience gains and losses

	Year ended 31 December
	2007	2006	2005	2004
Experience (gains) and losses on scheme liabilities:
Amount (US$ in millions)	(0.3)	(0.3)	0.7	(0.1)
Percentage of present value of the scheme liabilities	(1.35)%	(1.36)%	3.90%	(1.0)%
Total amount recognized in Statement of Total Recognized Gains and Losses:
Amount (US$ in millions)	(1.9)	(0.7)	5.7	1.6
Percentage of present value of the scheme liabilities	(8.52)%	(3.18)%	30.70%	12.0%

INMARSAT INVESTMENTS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

25.	Capital commitments

The Group had authorized and contracted but not provided for capital commitments as at 31 December 2007 of US$482.2m (2006: US$139.0m). These amounts primarily represent commitments in respect of the Alphasat project, the launch of the Inmarsat-4 F3 satellite, Hawaii SAS site, satellite phone handset development and BGAN services.

26.	Contingencies

During the period, an assessment has been made against us for VAT payable in relation to the sale of our head office which took place in 2004. The total amount of the assessment, including penalties is estimated to be in the region of US$20.0m-US$24.0m. We have sought external advice and are appealing the assessment as well as considering other strategies to mitigate the position. We do not believe that a material loss is probable, and therefore no provision has been made in these financial statements. We cannot currently estimate the amount of time that will be required to settle this matter.

27.	Operating lease commitments

The Group had the following annual commitments under non-cancelable operating leases which expire:

	As at 31 December
	2007	2006	2005
	(US$ in millions)
Land and buildings
Within one year	0.3	—	—
Within two to five years	0.7	0.9	0.8
After five years	9.3	8.1	8.0
Other
Within one year	10.7	0.2	1.9
Within two to five years	10.2	10.8	9.9
After five years	0.5	—	—

	31.7	20.0	20.6

Land and buildings relates primarily to the 25-year leaseback of head office building at 99 City Road, London.

At 31 December 2007 the Group, in addition to the above operating lease commitments, is contracted to pay warranty costs relating to the BGAN programme of US$1.5m over the next year (2006: US$3.7m over the next two years, 2005: US$6.6m over the next three years).

28.	Derivative financial instruments

Forward foreign exchange

As at 31 December 2007 the face value of outstanding forward foreign exchange contracts was £65.0m (net fair value US$1.9m) and €8.9m (net fair value US$nil) assumed by the Group, all maturing in 2008. As at 31 December 2006 the notional amounts of outstanding forward foreign exchange contracts was £60.1m (net fair value US$8.5m) all maturing in 2007. During 2007 the Group transacted spot and forward foreign exchange contracts.

Interest rate swap

As at 31 December 2007 the Group held interest rate swap contracts with a notional principal amount of US$450.0m (2006: US$nil) and fair value of US$8.8m (2006: US$nil) respectively.

Under the interest rate swaps the Group receives quarterly floating interest (three month USD LIBOR) to offset floating interest payable and pays quarterly interest at a weighted average fixed rate of 4.82%.

29.	Related party transactions

The Company being a 100% owned subsidiary of Inmarsat Group Limited is exempt under paragraph 17 of FRS 8, ‘Related Party Transactions’, from the requirements to disclose transactions with entities that are part of the group.

INMARSAT INVESTMENTS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Following the transaction between Inmarsat plc and Communications Investment Partners Limited (“CIP Limited”) on 11 December 2007, the Directors consider that from this date, CIP UK Holdings Limited (“CIP UK”) and its subsidiaries (together “CIP”) were related parties of the Group by virtue of the common control provisions of FRS 8, ‘Related party disclosures’. Although Inmarsat plc does not hold an equity interest in, nor have any control over the financial and operating policies or any entitlement to receive dividends from CIP UK, under IFRS (more specifically Standing Interpretations Committee (“SIC”) 12, ‘Consolidation—Special Purpose Entities’ (“SPE”)) the Inmarsat plc group is required to consolidate the financial results of CIP UK, as it meets the IAS 27/SIC12 definition of a SPE given that the Inmarsat plc group is deemed to bear the risks and economic benefits of CIP UK. Revenue earned by the Group from CIP for the period 11 December to 31 December 2007 was US$12.1m. Other trading between the Group and CIP was not material to either party for the period 11 December to 31 December 2007. The amount held in accounts receivable owing from CIP at 31 December 2007 was US$71.2m.

30.	Principal subsidiary undertakings

The following subsidiaries are included in the consolidated financial information:

	Principal activity	Country of registration and operation	Interest in issued ordinary share capital at 31 December
			2007	2006
Inmarsat Ventures Limited	Holding company	England and Wales	100%	100%
Inmarsat Global Limited	Satellite telecommunications	England and Wales	100%	100%
Inmarsat Employment Company Limited	Employment company	Jersey	100%	100%
Inmarsat Inc	Service provider	USA	100%	100%
Inmarsat Employee Share Plan Trustees Limited	Corporate trustee	England and Wales	100%	100%
Inmarsat Trustee Company Limited	Corporate trustee	England and Wales	100%	100%
Inmarsat Brasil Limitada	Legal representative of Inmarsat	Brazil	99.9%	99.9%
Inmarsat Leasing Limited	Satellite leasing	England and Wales	100%	100%
Inmarsat (IP) Company Limited	Intellectual property holding company	England and Wales	100%	100%
Inmarsat Leasing (Two) Limited	Satellite leasing	England and Wales	100%	100%
Inmarsat Services Limited	Employment company	England and Wales	100%	100%
Inmarsat Launch Company Limited	Satellite launch Company	Isle of Man	100%	100%
Galileo Ventures Limited	Dormant	England and Wales	100%	100%
Inmarsat Navigation Ventures Limited	Dormant	England and Wales	100%	100%
Inmarsat B.V.	Service provider	The Netherlands	100%	100%
PT ISAT	Management and business consulting services	Indonesia	100%	100%
Inmarsat US Holdings Inc.	Holding company	USA	100%	—
Inmarsat Hawaii Inc.	Service provider	USA	100%	—

Inmarsat US Holdings Inc. was incorporated on 19 July 2007 to be the holding company for the Group subsidiaries in the US.

Inmarsat Hawaii Inc. was incorporated on 20 July 2007 to hold the assets for the Satellite Access Station in Hawaii.

31.	Parent Undertaking and Ultimate Controlling Party

The Company’s parent undertaking is Inmarsat Group Limited and ultimate controlling party is Inmarsat plc, both incorporated in Great Britain and registered in England and Wales. The largest and smallest groups into which the results of the Company are consolidated are headed by Inmarsat plc and the Company respectively.

INMARSAT INVESTMENTS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

32.	Events after the balance sheet date

A final dividend in respect of 2007 amounting to US$104.1m was declared by the Directors on 28 March 2008, to be paid on 21 May 2008 to Inmarsat Group Limited. This dividend has not been recognized as a liability as at 31 December 2007.

Subsequent to 31 December 2007, other than the events discussed above, there have been no other material events which would affect the information reflected in the consolidated financial statements of the Group.

33.	Summary of differences between United Kingdom and United States Generally Accepted Accounting Principles

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United Kingdom (“UK GAAP”), which differ in certain material respects from generally accepted accounting principles in the United States (“US GAAP”). Such differences involve methods for measuring the amounts shown in the consolidated financial statements, as well as different disclosures required by US GAAP.

The following table contains a summary of the material adjustments to profit for the financial year between UK GAAP and US GAAP:

	Note	Year ended 31 December
		2007	2006	2005
		(US$ in millions)
Profit for the financial year as reported under UK GAAP		73.4	106.1	3.4
US GAAP adjustments:
Pension plans	a	(0.1)	—	(4.2)
Post-retirement healthcare	a	(0.4)	0.2	(0.7)
Financial instruments	b	(1.3)	1.9	(1.6)
Interest and cross currency swaps	b	—	0.7	4.4
Foreign exchange translation	b	—	(0.2)	—
Taxation	c	5.9	(8.3)	(7.4)
Facility fees	d	—	(2.5)	2.5
Development costs and amortization	e	0.9	3.4	(16.9)
Depreciation on tangible fixed assets	f	(1.3)	(1.3)	(1.3)
Amortization on goodwill	f	20.2	20.2	20.2
Amortization of other intangibles	f	(1.3)	(2.2)	(1.5)
UK National Insurance on stock option	g	—	0.2	2.2
Capitalized interest	h	25.3	27.5	74.9
Deferred income on disposal of tangible assets	i	0.3	0.3	0.8
Network and satellite operation costs and amortization	j	0.6	0.6	(8.4)
Cumulative translation adjustment	l	—	8.0	—

Total adjustments		48.8	48.5	63.0

Net income under US GAAP		122.3	154.6	66.4

INMARSAT INVESTMENTS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

33.	Summary of differences between United Kingdom and United States Generally Accepted Accounting Principles (Continued)

The following table contains a summary of the material adjustments to shareholders’ funds between UK GAAP and US GAAP:

	Note	As at 31 December
		2007	2006
		(US$ in millions)
Total shareholders funds as reported under UK GAAP		304.0	356.9
US GAAP adjustments:
Pension plans	a	(1.6)	(1.6)
Financial instruments	b	(2.0)	8.5
Interest and cross currency swaps	b	(8.8)	—
Foreign exchange translation	b	(0.9)	(1.2)
Deferred taxation	c	(52.7)	(66.5)
Development costs	e	(56.8)	(57.7)
Tangible assets	f	2.1	3.4
Goodwill	f	(72.2)	(92.4)
Intangibles	f	70.5	71.8
UK National insurance on stock options	g	2.8	2.6
Capitalized interest	h	195.3	170.0
Deferred income on sale of tangible assets	i	(56.7)	(57.0)
Network and satellite operation costs and amortization	j	(7.3)	(7.8)
Investment property	k	(5.5)	(5.5)

Total US GAAP adjustments		6.2	(33.4)

Shareholders’ equity under US GAAP		310.2	323.5

A summary of the principal differences and additional disclosures applicable to the Group are set out below:

(a) Pension plans

Under UK and US GAAP different methods and assumptions are used to determine the pension expense. The principal differences are set out below.

Under UK GAAP, pension and post retirement costs credited/charged against profits relating to the Company’s pension schemes are accounted for in accordance with FRS17, ‘Accounting for Retirement benefits’. Actuarial gains and losses arising from one valuation to the next are amortized through the statement of total recognized gains and losses. Under US GAAP, all actuarial gains and losses in excess of the corridor are recognized over the average remaining service life of the employees. As of 31 December 2006, the Company adopted SFAS 158, ‘Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans’ (“SFAS 158”), which requires an employer to recognize the overfunded or underfunded status of a defined benefit post-retirement plan as an asset or liability on the balance sheet and to recognize changes in that funded status in the year in which the changes occur through other comprehensive income. Prior to the adoption of SFAS 158, the Company recognized an additional minimum pension liability to the extent that the value of benefits accrued based on employee service up to the Balance Sheet date (the accumulated benefit obligation) exceeded the value of plan assets, and the excess was greater than any accrual already established for unfunded pension costs. The transitional adjustment required on adoption of SFAS 158 was recorded as an adjustment to the 2006 year-end balance of accumulated other comprehensive income.

(b) Financial instruments and hedge accounting

During the normal course of business, the Group is exposed to foreign currency risk due to payment of certain operating expenses in currencies other than the Group’s functional currency, primarily sterling. This creates volatility in earnings and cash flows from year to year. The Group makes use of derivative instruments to limit this risk. The objective of the Group is to limit the volatility in earnings and cash flows as a result of this risk.

The Group has adopted a policy for hedging its foreign exchange exposure, which requires all projected non-US dollar expenditures to be hedged on a twelve-month rolling basis. Under UK GAAP, the Group accounts for its foreign currency derivative instruments as hedges and related exchange gains and losses are deferred until the maturity of the contract.

INMARSAT INVESTMENTS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

33.	Summary of differences between United Kingdom and United States Generally Accepted Accounting Principles (Continued)

SFAS 133, ‘Accounting for Derivatives and Hedging Activities’ and related standards, adopted effective 1 January 2001, establishes accounting and reporting standards for derivative instruments including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activity. Changes in the fair value of derivatives are recorded in each year in current earnings or other comprehensive income, depending on whether a derivative is designated and documented as part of a hedge transaction and, if it is, the type of hedge transaction. The Group uses various derivative instruments, to hedge anticipated foreign currency expenditures. These contracts provide economic hedging to the Company.

Under US GAAP, unsettled monetary assets and liabilities of the Group, which are in a currency other than the functional currency, are translated to the functional currency at the year-end spot rate. Under UK GAAP, these unsettled monetary assets and liabilities of the Group, which are in a currency other than the functional currency are recorded at the average hedged rate.

Foreign exchange translation represents the adjustment of current assets and liabilities from contract rate to year end spot rate.

(c) Deferred taxation

Under UK GAAP, full provision is made for deferred tax assets and liabilities arising from timing differences where the Company has an obligation/benefit to pay more tax in the future as a result of past events. Under US GAAP, deferred tax is provided for on a full liability basis. Under the full liability method, deferred tax assets or liabilities are recognized for differences between the financial and tax bases of assets and liabilities and for tax loss carry forwards at the statutory rate for each reporting date including temporary differences. Deferred tax amounts also arise as a result of the other UK GAAP to US GAAP adjustments.

(d) Facility Fee

Previously under UK GAAP, direct costs associated with the origination of loans were taken to the Income Statement. From 1 January 2006, under UK GAAP such costs have been recognized as an asset and amortized over the life of the facility based on the effective interest method. US GAAP requires such costs to be recognized as an asset and amortized over the life of the facility based on the effective interest method.

During 2006, the Group revisted its accounting treatment of these costs, and aligned its accounting for these under UK GAAP with US GAAP. The Group has elected to correct this during the current period.

(e) Development costs

Under UK GAAP, the Company capitalizes development costs associated with the development of the User Terminals (“UT”) for the BGAN services. Under US GAAP these development costs are expensed as incurred. Due to the non capitalization of UT development costs the associated amortization recorded under UK GAAP is not recognized for US GAAP purposes.

(f) Acquisition

Under UK GAAP the acquisition of Inmarsat Ventures Limited is accounted for as an acquisition and the fair value of assets and liabilities acquired is recorded in the consolidated Balance Sheet. Under US GAAP, the cost of the Inmarsat Ventures Limited acquisition and related financing, including fees and expenses, was allocated to the assets and liabilities of Inmarsat Group Limited under the guidance prescribed in Emerging Issues Task Force 88-16, ‘Basis in Leveraged Buyout Transactions’ (“EITF 88 -16”). Prior to the transaction, Inmarsat Ventures Limited, was owned by a number of independent parties. Subsequent to the transaction Inmarsat Ventures Limited is 100% owned by a newly formed entity, Inmarsat Group Holdings Limited, which is owned 51.7% by new investors, 42.6% by former Inmarsat Ventures Limited shareholders (i.e., the rollover shareholders) and 4.0% by management, and the remainder by an employee benefit trust.

For US GAAP purposes, the acquired assets and liabilities of Inmarsat Ventures Limited were recorded in the Balance Sheet of Inmarsat Group Limited at an amount obtained by blending the book value of those assets and their fair value, as described below. The portion of the opening balance calculated by reference to fair value is a percentage equal to the percentage of the equity of Inmarsat Group Holdings Limited held by new shareholders and certain smaller rollover shareholders immediately following the acquisition (63.2%). The portion of the opening balance calculated by reference to book value is a percentage equal to the percentage of the Inmarsat Group

INMARSAT INVESTMENTS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

33.	Summary of differences between United Kingdom and United States Generally Accepted Accounting Principles (Continued)

Holdings Limited equity held by rollover shareholders holding more than 5% of that equity immediately following the acquisition (36.8%). The application of the preceding rules to the book and fair values of the acquired assets results in a difference between the purchase price in the acquisition (US$1,544.2m) and the recorded value of the acquired assets. This difference has been recorded as a reduction to the shareholders’ equity of Inmarsat Investments Limited. This treatment under EITF 88-16 gives rise to significant differences between the UK GAAP and US GAAP carrying values of assets and liabilities, particularly in the value of goodwill recorded in the successor Balance Sheet.

Set out below is the calculation of the opening value of the acquired net assets as reflected in the Balance Sheet as of 31 December 2003 in accordance with US GAAP:

(US$ in millions)
Fair value of Inmarsat Investments Limited on 31 December 2003	1,544.2

Book value of acquired net assets	1,033.1
Proportional fair value of acquired net assets	975.6
Proportional book value of acquired net assets	380.4

Opening value of acquired net assets	1,356.0

Reduction in shareholders’ equity	188.2

Pursuant to US GAAP purchase accounting, the value of the acquired net assets, calculated as set out above, must be allocated to identifiable assets. Identifiable classes of assets for US GAAP purposes are different from those applicable under UK GAAP. The primary difference relates to orbital slots and leasing backlog, each of which must be valued separately under US GAAP, but are included in goodwill under UK GAAP.

As a result of the current procedures that exist with the International Telecommunication Union of awarding new slots and the ‘expectancy right’ to maintain the once awarded orbital slots, we have assigned an indefinite life to the orbital slots. This is further supported by the following factors considered in determining useful lives of the Orbital slots:

i.	The Group expects to use the orbital slots for each of our satellites.

ii.	The expected useful life of the satellites, to which the useful life of the orbital slots relate, vary between 5-15 years. Satellites are replaced with newer more modern satellites once the operational life of the existing orbiting satellite is over. Such replacement is a requirement of the Group continuing to operate in its core business segment.

iii.	There are no legal, regulatory or contractual provisions that limit the useful life of the orbital slot except the operational life span of the orbiting satellite.

iv.	There are no legal, regulatory or contractual provisions that limit the renewal or extension of the orbital slot’s legal or contractual life except consent of the adjacent satellite operations, which is very likely to be obtained.

v.	There are no material effects of obsolescence, demand, competition or other economic factors that could limit the useful life of the orbital slots.

INMARSAT INVESTMENTS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

33.	Summary of differences between United Kingdom and United States Generally Accepted Accounting Principles (Continued)

Set out below is the final allocation of the value of the acquired net assets to the acquired assets as reflected in the Balance Sheet as of 31 December 2003 in accordance with US GAAP:

(US$ in millions)
Historical book value of net assets (US GAAP)	1,033.1
Fair value adjustments:
Fixed assets	19.8
Trademarks	12.0
Patents	8.8
Leasing backlog	8.2
Orbital slots	80.2
Current assets	(2.9)
Pension deficit and former transition adjustment	(4.4)
Deferred satellite payments	(1.7)
Deferred financing fees	(1.3)
Post retirement	(1.9)
Other creditors	(7.3)
Deferred taxes	(32.5)

Fair value of assets before goodwill	1,110.1
Goodwill	245.9

Total	1,356.0

Amounts recorded in respect of patents, trademarks and leasing backlog are amortized on a straight-line basis over their estimated useful lives of twenty, seven and three years, respectively. Indefinite-lived intangibles (orbital slots) and goodwill will not be amortized for US GAAP purposes.

The amount recorded in respect to goodwill noted above is the amount of US GAAP goodwill which differs from goodwill under UK GAAP by approximately US$134.8m as the result of the EITF 88-16 limitation as described above. Goodwill under US GAAP is not amortized; therefore, amortization recorded under UK GAAP is added back.

Deferred tax liabilities arising under US GAAP on acquisition of Inmarsat Ventures Limited result from the difference between the book and tax values that arises from the application of purchase accounting. Deferred tax liabilities arising as a result of the acquisition were US$77.2m.

(g) Stock option costs

During 2004, the Company early adopted the provisions of Statement of Financial Standards (“SFAS”) No. 123 (R), ‘Share Based Payment’, which is a revision of SFAS No. 123, ‘Accounting for Stock-Based Compensation’. SFAS No. 123 (R) supersedes Accounting Principles Bulletin Opinion No. 25, ‘Accounting for Stock Issued to Employees’. Under SFAS No. 123 (R), stock options issued to employees are valued at fair value on the grant date and recognized in the Income Statement over the requisite service period of the option. The Company has adopted SFAS No. 123 (R), however there was no material impact of adopting this standard. Differences between UK GAAP and US GAAP with regard to the recognition of stock based compensation expense for the years ended 31 December 2007, 2006 and 2005 were not material.

Under UK GAAP, the liability for National Insurance on stock options is accrued based on the intrinsic value of the options on the date of grant and adjusted for subsequent changes in the market value of the underlying shares. Under US GAAP, this expense is recorded upon exercise of the stock options.

(h) Capitalized interest

Under UK GAAP, the Group does not capitalize interest. Under US GAAP, the Group capitalizes interest on all qualifying assets. The capitalization rate is applied to the total cumulative cash expenditures for qualifying assets according to SFAS 34, ‘Capitalization of Interest Cost’.

INMARSAT INVESTMENTS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

33.	Summary of differences between United Kingdom and United States Generally Accepted Accounting Principles (Continued)

(i) Deferred income on disposal of tangible assets

Under UK GAAP, gains arising on sale and leaseback transactions are recognized as other income to the extent that the sale proceeds do not exceed the fair value of the assets concerned. Gains arising on the portion of the sale proceeds that exceed the fair value are deferred and amortized over the minimum lease term. Under US GAAP, the total gains, arising on qualifying sale leaseback transactions are deferred in full and amortized to income in proportion to the corresponding gross rental charges over the minimum lease term.

(j) Network and satellite operations

Under UK GAAP amounts received from a third party for the reimbursement of additional operating expenditures incurred as a result of non-delivery of the satellite are credited in network and satellite operations costs in the Income Statement. Under US GAAP, any payments received from a third party are presumed to be a reduction of the cost of the asset being constructed. Accordingly operating costs are increased and the carrying value of property, plan and equipment is decreased.

(k) Investment property

Under UK GAAP the property at 250 Old Street was revalued on a market basis to US$5.5m as at 31 December 2007 (2006: US$5.5m). Under US GAAP the property is recorded at cost less accumulated depreciation.

(l) Cumulative translation reserve

On 15 December 2006, the Group settled a finance lease receivable (which had been sold along with Burses Limited on 11 December 2006) which resulted in additional income under US GAAP due to the recognition of the related cumulative translation adjustment in income.

(m) Other disclosures required by U.S. GAAP

Cash flow information

Under UK GAAP, the Group’s cash flow statements are presented in accordance with Financial Reporting Standard No. 1, ‘Cash Flow Statements’ (“FRS 1”), as revised. This statement presents substantially the same information as is required under SFAS 95, ‘Statement of Cash Flows’ under U.S. GAAP.

Under UK GAAP, the Group’s “cash flow” is comprised of increases or decreases in “cash”, which is comprised of cash at bank and in hand and overdrafts. Cash flow is defined differently under U.S. GAAP. For purposes of presenting cash flow information in accordance with U.S. GAAP, cash flow represents increases or decreases in “cash and cash equivalents”, which includes cash and short-term, highly liquid investment with original maturities of less than 90 days, and excludes overdrafts.

Under UK GAAP, cash flows are presented for operating activities; dividends from joint ventures and associates; returns on investments and servicing of finance; taxation; capital expenditure and financial investment; acquisitions and disposals; equity dividends paid; and management of liquid resources and financing. US GAAP requires the classification of cash flows resulting from operating, investing and financing activities.

Cash flows under US GAAP in respect of interest received, interest paid, investment income and taxation are included within operating activities. Under US GAAP, capital expenditure and financial investment and cash flows from acquisitions and disposals are included within investing activities. Equity dividends paid and management of liquid resources are included within financing activities.

Recently issued accounting pronouncements

In September 2006, the FASB issued FAS No. 157, ‘Fair Value Measurement’ (“FAS 157”), which enhances existing guidance for measuring assets and liabilities using fair value. This Statement defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. FAS 157 is effective for financial statements issued for fiscal years beginning after 15 November 2007, and interim periods within those fiscal years. In February 2008 the FASB issued FAS No. 157-2 (“FAS 157-2”) which delays the effective date of FAS 157 for all nonrecurring fair value measurements of nonfinancial assets

INMARSAT INVESTMENTS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

33.	Summary of differences between United Kingdom and United States Generally Accepted Accounting Principles (Continued)

and nonfinancial liabilities until fiscal years beginning after 15 November 2008. The Company is currently analyzing the effects of FAS 157 but does not expect its implementation will have a significant impact on the Company’s financial conditions or results of operations.

In February 2007, the FASB issued Statement No. 159, ‘The Fair Value Option for Financial Assets and Financial Liabilities’ (“FAS 159”). FAS 159 gives entities the option to measure prospectively many financial instruments and certain other items at fair value in the balance sheet with changes in the fair value recognized in the income statement. FAS 159 is effective for fiscal years beginning after 15 November 2008, although entities electing to adopt the statement early, which is permissible from 1 January 2007, may designate certain items retrospectively. Management is currently evaluating the effect of adoption on its financial position and results of operations.

In December 2007, the FASB issued Statement No. 141(R), ‘Business Combinations’ (“FAS 141(R)”) and Statement No. 160, “Noncontrolling Interests in Consolidated Financial Statements an amendment of ARB No. 51” (“FAS 160”). FAS 141(R) and FAS 160 substantially elevate the role played by fair value and dramatically change the way companies account for business combinations and noncontrolling interests. FAS 141(R) and FAS 160 are effective for financial statements issued for fiscal years beginning on or 15 December 2008, and interim periods within those fiscal years. The financial effect of FAS 141(R) and FAS 160 will be dependent upon the circumstances surrounding the future transactions to which they will apply, that are at present unknown.

In March 2008, the FASB issued Statement No. 161, ‘Disclosures About Derivative Instruments in Hedging Activities—an amendment of FASB Statement No. 133’ (“FAS 161”). FAS 161 requires increased qualitative, quantitative, and credit-risk disclosures. This Statement is effective for financial statements issued for fiscal years and interim periods beginning after 15 November 2008. The Company is currently analyzing the effects of FAS 161 but does not expect its implementation will have a significant impact on the Company’s financial conditions or results of operations.

In November 2007, the EITF reached a consensus on Issue 07-1, ‘Accounting for Collaborative Arrangements’ (EITF 07-1). EITF 07-1 provides guidance on the definition of a collaborative arrangement, on recognition of revenue and costs associated with a collaborative arrangement and the required disclosures. EITF 07-1 is effective for financial statements issued for fiscal years beginning after 15 December 2008. The Company is currently analyzing the effects of EITF 07-1 but does not expect its implementation will have a significant impact on the Company’s financial conditions or results of operations.

Other recent accounting pronouncements issued by the FASB (including the Emerging Task Force), the AICPA, and the SEC did not or are not believed by management to have a material impact on Inmarsat Investments Limited’s present or future consolidated financial statements.

INMARSAT INVESTMENTS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

For the years ended 31 December 2007, 2006 and 2005

	Balance at beginning of period	Charged to costs and expenses	Deductions	Balance at end of period
	(US$ in millions)
2007
Revenue provision	(2.4)	(12.0)	9.9	(4.5)
Stock provision	(4.0)	0.4	(0.7)	(4.3)

	(6.4)	(11.6)	9.2	(8.8)
2006
Revenue provision	(6.0)	(6.6)	10.2	(2.4)
Stock provision	(6.2)	3.3	(1.1)	(4.0)

	(12.2)	(3.3)	9.1	(6.4)
2005
Revenue provision	(6.2)	(6.9)	7.1	(6.0)
Stock provision	(9.4)	5.6	(2.4)	(6.2)

	(15.6)	(1.3)	4.7	(12.2)

I NMARSAT VENTURES LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Inmarsat Ventures Limited

We have audited the accompanying consolidated balance sheets of Inmarsat Ventures Limited (“the Company”) and subsidiaries as at 31 December 2007 and 2006, and the related consolidated profit and loss account, statement of group total recognized gains and losses, reconciliation of movements in group shareholders’ funds, consolidated statement of cash flows and the related notes for each of the two years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The financial statements of the Company for the year ended 31 December 2005 were audited by other auditors whose report, dated 28 April 2006, expressed an unqualified opinion on those statements.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Inmarsat Ventures Limited and subsidiaries at 31 December 2007 and 2006, and the results of their operations and their cash flows for each of the two years then ended, in conformity with accounting principles generally accepted in the United Kingdom.

Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in note 32 to the consolidated financial statements.

Deloitte & Touche LLP

London, England

29 April 2008

INMARSAT VENTURES LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: the Board of Directors and Shareholders of Inmarsat Ventures Limited

We have audited the accompanying consolidated financial statements of Inmarsat Ventures Limited and its subsidiaries as of 31 December 2005 which comprise the consolidated profit and loss account, reconciliation of movements in group shareholders’ funds, consolidated statement of group total recognized gains and losses, consolidated statement of cash flows and the related notes for the year ended 31 December 2005. The financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the results of the operations and the cash flows of Inmarsat Ventures Limited for the year ended 31 December 2005 in conformity with accounting principles generally accepted in the United Kingdom.

Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in note 32 to the consolidated financial statements.

PricewaterhouseCoopers LLP

London

28 April 2006 (except as to note 32 which is as of 27 April 2007)

INMARSAT VENTURES LIMITED

CONSOLIDATED PROFIT AND LOSS ACCOUNT

		Year ended 31 December
	Note	2007	2006	2005
		(US$ in millions)
Revenues	2	557.2	500.1	491.1
Depreciation and amortization	4	(180.0)	(165.4)	(108.1)
Other net operating costs	3	(169.8)	(166.3)	(165.3)

Total operating costs		(349.8)	(331.7)	(273.4)

Group operating profit		207.4	168.4	217.7
Loss on termination of subsidiary undertakings	4	—	—	(1.1)
Interest receivable and similar income	5	8.2	4.8	4.5
Interest payable and similar charges	5	(7.1)	(17.4)	(3.9)
Other finance costs	23	(1.2)	(5.7)	(0.8)

Profit on ordinary activities before taxation	4	207.3	150.1	216.4
Taxation (expense)/credit	8	(53.4)	32.7	(66.4)

Profit for the year		153.9	182.8	150.0

All activities relate to continuing operations.

INMARSAT VENTURES LIMITED

CONSOLIDATED STATEMENT OF GROUP TOTAL RECOGNIZED GAINS AND LOSSES

		Year ended 31 December
	Note	2007	2006	2005
		(US$ in millions)
Profit for the year		153.9	182.8	150.0
Exchange adjustments offset in reserves	20	—	—	(0.7)
Revaluation of investment property	20	—	1.8	3.7
Actuarial gains/(losses) from pension and post-retirement benefits	23	7.1	5.3	(8.4)
Movement on deferred tax relating to pension and post-retirement benefits	8	(2.1)	(1.7)	2.5

Total recognized gains for the year		158.9	188.2	147.1

The accompanying notes are an integral part of these financial statements.

INMARSAT VENTURES LIMITED

CONSOLIDATED BALANCE SHEETS

		As at 31 December
	Note	2007	2006
		(US$ in millions)
Fixed assets
Intangible assets	10	62.1	61.4
Tangible assets	11	1,282.0	1,272.1

Total fixed assets		1,344.1	1,333.5

Current assets
Stocks	12	4.9	0.8
Debtors	13	275.8	227.8
Short-term deposits		29.7	38.0
Cash at bank and in hand		1.6	1.5

Total current assets		312.0	268.1

Creditors—amounts falling due within one year
Loans and other borrowings	16	(50.0)	—
Other creditors	14	(169.8)	(191.4)

Total creditors: amounts falling due within one year		(219.8)	(191.4)

Net current assets		92.2	76.7

Total assets less current liabilities		1,436.3	1,410.2

Creditors—amounts falling due after more than one year	15	(44.5)	(54.6)
Provisions for liabilities	17	(149.7)	(135.8)

Net assets excluding pension and post-retirement liability		1,242.1	1,219.8

Pension and post-retirement liability	23	(19.8)	(25.1)

Net assets		1,222.3	1,194.7

Capital and reserves
Called up share capital	18	17.6	17.6
Share premium account	20	582.8	582.8
Other reserves	20	18.4	14.4
Retained earnings	20	603.5	579.9

Total equity shareholders’ funds		1,222.3	1,194.7

The accompanying notes are an integral part of these financial statements.

INMARSAT VENTURES LIMITED

RECONCILIATION OF MOVEMENTS IN GROUP SHAREHOLDERS’ FUNDS

	Note	Ordinary share capital	Share premium account	Other reserves	Retained earnings	Total
	(US$ in millions)
Balance at 1 January 2005		17.6	582.8	0.1	631.7	1,232.2

Profit for the year		—	—	—	150.0	150.0
Dividends payable	9	—	—	—	(280.2)	(280.2)
Share option charge	19	—	—	3.7	—	3.7
Exchange adjustments offset in reserves		—	—	—	(0.7)	(0.7)
Actuarial gains from pension and post-retirement benefits	23	—	—	—	(8.4)	(8.4)
Movement on deferred tax relating to pension and post-retirement benefits		—	—	—	2.5	2.5
Revaluation of investment property	20	—	—	3.7	—	3.7

Balance at 31 December 2005		17.6	582.8	7.5	494.9	1,102.8

Profit for the year		—	—	—	182.8	182.8
Dividend payable	9	—	—	—	(101.4)	(101.4)
Share option charge	19	—	—	3.0	—	3.0
Actuarial gains from pension and post-retirement benefits	23	—	—	—	5.3	5.3
Movement on deferred tax relating to pension and post-retirement benefits	8	—	—	—	(1.7)	(1.7)
Capital contribution	20	—	—	2.1	—	2.1
Revaluation of investment property	20	—	—	1.8	—	1.8

Balance at 31 December 2006		17.6	582.8	14.4	579.9	1,194.7

Profit for the year		—	—	—	153.9	153.9
Dividend payable	9	—	—	—	(135.3)	(135.3)
Share option charge	19	—	—	4.0	—	4.0
Actuarial gains from pension and post-retirement benefits	23	—	—	—	7.1	7.1
Movement on deferred tax relating to pension and post-retirement benefits	8	—	—	—	(2.1)	(2.1)

Balance at 31 December 2007		17.6	582.8	18.4	603.5	1,222.3

The accompanying notes are an integral part of these financial statements.

INMARSAT VENTURES LIMITED

CONSOLIDATED STATEMENT OF CASH FLOWS

		Year ended 31 December
	Note	2007	2006	2005
		(US$ in millions)
Net cash inflow from operating activities	22	353.0	291.7	333.7

Returns on investments and servicing of finance Interest received		10.1	3.8	3.9
Interest paid		(4.1)	—	—
Interest element of finance lease rental payments		—	—	(0.1)
Dividends paid	9	(135.3)	(101.4)	(280.2)

Net cash outflow for returns on investments and servicing of finance		(129.3)	(97.6)	(276.4)

Taxation received/(paid)		0.2	(0.5)	(0.8)

Net cash inflow/(outflow) from taxation		0.2	(0.5)	(0.8)

Capital expenditure and financial investment
Purchase of tangible and intangible fixed assets		(209.9)	(114.4)	(204.3)
Work performed by the Group and capitalized		(17.5)	(14.0)	(24.4)
Loan to Inmarsat Investments Limited		(50.2)	(44.5)	(10.6)

Net cash outflow for capital expenditure and financial investment		(277.6)	(172.9)	(239.3)

Acquisitions and disposals
Disposals of subsidiary undertakings and businesses		—	—	9.4
Consideration under ACeS collaboration arrangement	21	(3.0)	(4.0)	—

Net cash (outflow)/inflow for acquisitions and disposals		(3.0)	(4.0)	9.4

Net cash (outflow)/inflow before management of liquid resources and financing		(56.7)	16.7	(173.4)

Management of liquid resources
Decrease/(increase) in short-term deposits	22	8.3	(4.3)	173.9

Net cash (outflow)/inflow after management of liquid resources		(48.4)	12.4	0.5

Financing
Net settlement of finance lease		(1.4)	(11.6)	—
Drawdown of Senior Credit Facility		50.0	—	—
Capital element of finance lease rental payments	22	—	—	(0.1)

Net cash inflow/(outflow) from financing		48.6	(11.6)	(0.1)

Increase in cash in the year		0.2	0.8	0.4

The accompanying notes are an integral part of these financial statements.

INMARSAT VENTURES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	Principal accounting policies

Background

The principal activity of the Company and its subsidiaries (the “Group”) is the provision of mobile satellite communication services.

Basis of accounting

The consolidated financial statements are prepared under the historical cost convention as modified for the revaluation of investment property and in accordance with applicable UK accounting standards. A summary of the Group’s main accounting policies, which have been applied consistently, is given below.

The preparation of the consolidated financial information requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the Balance Sheet dates and the reported amounts of revenue and expenses during the reported period. The more significant estimates include provisions, pension costs, deferred tax and asset lives. Actual results could differ from those estimates.

The Group has reviewed its accounting policies and continues to adopt accounting policies most appropriate to its business so as to give a true and fair view as well as disclose sufficient information to enable users to understand the policies and how they have been applied in the financial statements.

Basis of consolidation

The consolidated financial statements include the accounts of the Company and its domestic and overseas subsidiary undertakings. All intercompany transactions and balances with subsidiaries have been eliminated on consolidation.

Subsidiary undertakings include all entities over which the Group has the power to govern the financial and operating policies, generally accompanying a shareholding of more than 50% of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity.

The results of subsidiary undertakings established or acquired during the period are included in the consolidated Profit and Loss Account from the date of establishment or acquisition of control. The results of subsidiary undertakings disposed of during the period are included until the date of disposal.

Comparatives

The Group previously classified ‘Work performed by the Group and capitalized’ within ‘Cash flow from operating activities’. Management believes that the inclusion as part of ‘Cash flow from investing activities’ is a fairer representation of the Group’s activities and as a result, US$14.0m and US$24.4m of cash flow in the 2006 and 2005 financial years respectively, has been reclassified from ‘Cash flow from operating activities’ to ‘Cash flow from investing activities’ to conform with our 2007 presentation.

Foreign currency translation

The reporting currency of the Group and the functional currency of all the subsidiaries is the US dollar as the majority of operational transactions are denominated in US dollars. Transactions not denominated in dollars during the year have been translated into dollars at an average hedged rate of exchange. Fixed assets denominated in currencies other than the dollar have been translated at the hedged rates of exchange ruling at the dates of acquisition. Monetary assets and liabilities denominated in currencies other than the dollar for which the Group has purchased forward exchange contracts have been translated at the average hedged rates of exchange contained in those contracts. Differences on exchange are dealt with in the Profit and Loss Account.

The exchange rate between US dollars and Pounds Sterling as at 31 December 2007 was US$1.99/£1.00 (2006: US$1.96/£1.00). The average rate and hedged rate between US dollar and Pounds Sterling for 2007 was US$2.00/£1.00 (2006: US$1.84/£1.00, 2005: US$1.82/£1.00) and US$1.81/£1.00 (2006: US$1.77/£1.00, 2005: US$1.77/£1.00) respectively.

INMARSAT VENTURES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1.	Principal accounting policies (Continued)

Shares issued by the Company and denominated in a currency other than US dollars are translated at the date of the issue.

The Group’s interest in the underlying net assets of non US dollar subsidiary undertakings is translated into dollars at year-end rates. The results of subsidiary undertakings are translated into dollars at average rates of exchange. The adjustment to year-end rates is taken to reserves. Exchange differences that arise on the re-translation of subsidiary undertakings’ balance sheets at the beginning of the year and equity additions and withdrawals during the financial year are dealt with as a movement in reserves.

Financial instruments

The Group uses derivative financial instruments to hedge its exposure to foreign currency risk. To the extent that such instruments are matched against an underlying asset or liability they are accounted for using hedge accounting and, therefore, gains and losses are deferred and only recognized upon the maturity of the contract. Where instruments are not matched against an underlying asset or liability gains or losses are recognized in the Profit and Loss Account.

Revenue recognition

Mobile satellite communications services revenue results from utilization charges that are recognized as revenue over the period in which the services are provided. Deferred income attributable to mobile satellite communications services or subscription fees represents the unearned balances remaining from amounts received from customers pursuant to prepaid contracts. Mobile satellite communication service lease revenues are recorded on a straight-line basis over the term of the contract concerned, which is typically between one and twelve months, unless another systematic basis is deemed more appropriate.

The Group’s revenues are stated net of volume discounts which increase over the course of the financial year as specific revenue thresholds are achieved by distribution partners resulting in lower prices.

Revenue also includes income from services contracts, rental income, conference facilities and income from the sale of terminals.

Pensions and post-retirement benefits

The Group operates a hybrid pension scheme and a number of defined contribution pension schemes in its principal locations. The hybrid scheme provides benefits on both a defined benefit and defined contribution basis. The Group recognizes liabilities relating to the defined benefit pension plans and post-retirement healthcare benefits in respect of employees in the UK and overseas.

For defined benefit schemes the amount charged to operating profit is the cost of accruing pension benefits promised to the employees over the year. Other finance costs/income in the Profit and Loss Account includes a credit equivalent to the Group’s expected return on the pension scheme’s assets over the year, offset by a charge equal to the expected increase in the scheme’s liabilities over the year. The difference between the market value of the scheme’s assets and the present value of the scheme’s liabilities is disclosed as an asset or liability on the Balance Sheet, net of deferred tax (to the extent that it is recoverable). Pension fund actuarial gains and losses, including investment returns varying from the assumed returns, are recorded in full in the Statement of Total Recognized Gains and Losses.

Pension costs for the defined contribution schemes are charged to the Profit and Loss Account as incurred when the related employee service is rendered.

Stock compensation costs

The Group applies FRS 20, ‘Share-based Payment’, which requires that where shares or rights to shares are granted to third parties, including employees, a charge is recognized in the Profit and Loss Account based on the fair value of the right to acquire at the date of the grant of the right. The Group recognizes charges relating to share options granted to employees provided the grant is not contingent on a future event. Where the grant is contingent, a charge is recognized when the contingency is realized. Share option costs represent the difference between the exercise price of these share options and the fair value of the underlying ordinary shares on the date of grant. The difference is amortized over the performance period or the vesting period where there is no performance criteria of the applicable options. See note 19.

INMARSAT VENTURES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1.	Principal accounting policies (Continued)

The Group recognizes a charge for National Insurance contributions on outstanding share options where the options are expected to be exercised. The liability is calculated on the difference between the market value of the underlying shares at the end of the financial year and the option exercise price as it was recognized over the period from the date of grant to the end of the performance period.

Current Taxation

The tax currently payable is based on taxable profit for the year. Taxable profit differs from net profit as reported in the profit and loss account because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Group’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred taxation

Deferred tax is recognized in respect of all timing differences that have originated but not reversed at the Balance Sheet date where transactions or events that result in an obligation to pay more tax in the future or a right to pay less tax in future have occurred at the Balance Sheet date. Timing differences are differences between the Group’s taxable profit and loss and the results as stated in the financial information. No deferred tax is recognized on permanent differences.

Deferred tax is measured at the average tax rates that are expected to apply in the period in which the timing differences are expected to reverse, based on tax rates and law that have been enacted or substantially enacted by the Balance Sheet date. Deferred tax is measured on a non-discounted basis. Deferred tax assets are recognized only to the extent that it is considered more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted. See note 8.

Research and development

Research expenditure is expensed when incurred. Development expenditure is expensed when incurred unless it meets criteria for capitalization. Development costs are only capitalized once a business case has been demonstrated as to the technical feasibility and commercial viability. Capitalized development costs are amortized on a straight-line basis over their expected useful economic life.

Software development costs

Software development costs directly relating to the development of new services are capitalized with the tangible fixed assets to which they relate. Costs are capitalized once a business case has been demonstrated as to technical feasibility and commercial viability. Such costs are depreciated over the estimated sales life of the services.

Acquisitions and goodwill

On the acquisition of a company or business, fair values reflecting conditions at the date of acquisition are attributed to the identifiable separable assets and liabilities acquired.

Where the fair value of the consideration paid exceeds the fair value of the identifiable separable assets and liabilities acquired, the difference is treated as purchased goodwill. Goodwill is amortized using the straight-line method over its estimated useful life, not exceeding 20 years. This is the period over which the Directors estimate that the value of the underlying business acquired is expected to exceed the value of the underlying assets.

Fees and similar incremental costs incurred directly in making an acquisition, but excluding finance costs, are included in the cost of the acquisition and capitalized. Internal costs, and other expenses that cannot be directly attributed to the acquisition, are charged to the Profit and Loss Account.

Space segment assets

Space segment assets comprise satellite construction, launch and other associated costs. Expenditure charged to space segment projects includes invoiced progress payments, amounts accrued appropriate to the stage of completion of contract milestone payments, external consultancy costs and direct internal costs. Internal

INMARSAT VENTURES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1.	Principal accounting policies (Continued)

costs, comprising primarily staff costs, are only capitalized when they are directly attributable to the construction of an asset. Progress payments are determined on milestones achieved to date together with agreed cost escalation indices. Deferred satellite payments represent the net present value of future payments dependent on the future performance of each satellite and are recognized in space segment assets when the satellite becomes operational. The associated liability is stated at its net present value and included within liabilities. These space segment assets are depreciated over the life of the satellites from the date they become operational and are placed into service.

Assets in course of construction

Assets in course of construction relate to the Inmarsat-4 F3 satellite, and BGAN and other services. These assets will be transferred to space segment assets and services equipment, fixtures and fittings respectively and depreciated over the life of the satellites or service once they become operational and placed into service. No depreciation has been charged on these assets.

Other fixed assets

Other fixed assets are stated at historical cost less accumulated depreciation.

Other intangible assets

Other intangible assets comprise of terminal development costs, spectrum rights and intellectual property, which are amortized on a straight line basis over their estimated useful lives. The carrying value of other intangible assets is reviewed for impairment each financial year if events or changes in circumstances indicate the carrying value may not be recoverable. See note 10.

Gains and losses on termination of subsidiary undertakings

Gains and losses on termination of subsidiary undertakings are determined by comparing net proceeds with the carrying amount. These are included in the Profit and Loss Account.

Depreciation of fixed assets

Depreciation is calculated to write off the historical cost less residual values, if any, of fixed assets, except land, on a straight-line basis over the expected useful lives of the assets concerned. The Group selects its depreciation rates carefully and reviews them annually to take account of any changes in circumstances. When setting useful economic lives, the principal factors the Group takes into account are the expected rate of technological developments, expected market requirements for the equipment and the intensity at which the assets are expected to be used. The lives assigned to significant tangible fixed assets are:

Space segment	5–15 years
Fixtures and fittings, and other building-related equipment	10 years
Buildings	50 years
Other fixed assets	3–5 years

Asset impairment

Tangible fixed assets, intangible fixed assets and goodwill are subject to impairment review in accordance with FRS 11, ‘Impairment of fixed assets and goodwill’, if there are events or changes in circumstances that indicate that the carrying amount of the fixed asset or goodwill may not be fully recoverable. The impairment review comprises a comparison of the carrying amount of the fixed asset or goodwill with its recoverable amount, which is the higher of net realizable value and value in use. Net realizable value is calculated by reference to the amount for which the asset could be disposed of. Value in use is calculated by discounting the expected future cash flows obtainable as a result of the asset’s continued use, including those resulting from its ultimate disposal, at a market based discount rate on a pre-tax basis. The carrying values of fixed assets and goodwill are written down by the amount of any impairment and this loss is recognized in the Profit and Loss Account in the period in which it occurs. If an external event gives rise to a reversal of an impairment loss, the reversal is recognized in the Profit and Loss Account and by increasing the carrying amount of the fixed asset or

INMARSAT VENTURES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1.	Principal accounting policies (Continued)

goodwill in the period in which it occurs. The carrying amount of the fixed asset or goodwill will only be increased up to the amount that it would have been had the original impairment not occurred. For the purpose of conducting impairment reviews, income generating units are identified as groups of assets, liabilities and associated goodwill that generate income that is largely independent of other cashflow streams.

The assets and liabilities include those directly involved in generating the cashflows and an appropriate proportion of corporate assets. For the purposes of impairment review, all space segment assets are treated as one income generating unit.

Goodwill was tested for impairment on 31 December 2007, 2006 and 2005; no evidence of impairment was identified.

Leases

Leases where a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases by the lessee. Rentals payable under operating leases are typically charged in the Profit and Loss Account in equal annual amounts over the term of the lease.

Interest and finance costs

Interest is recognized in the Profit and Loss Account using the effective yield method on a time proportion basis.

Transaction and arrangement costs of borrowings are capitalized as part of the carrying amount of the borrowings and amortized over the life of the debt.

Stocks

Stocks are stated at the lower of cost and net realizable value. Cost is determined by the average cost method.

Liquid resources

The Group defines liquid resources as short-term deposits and current asset investments capable of being converted into cash without curtailing or disrupting the business.

Provisions

Provisions, other than in respect of pension and post-retirement healthcare benefits, for which accounting policies are described above, are recognized when the Group has a legal or constructive obligation to transfer economic benefits arising from past events and the amount of that obligation can be estimated reliably. Provisions are not recognized unless the transfer of economic benefits is probable.

Loans and other borrowings

Loans and other borrowings are initially recognized as proceeds received, net of transaction and arrangement costs incurred. Transaction and arrangement costs of borrowings and the difference between the proceeds and the redemption value are recognized in the Profit and Loss Account over the life of the borrowings using the effective interest method.

Loans and other borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least twelve months after the Balance Sheet date.

Loans and other borrowing costs for the construction of assets are not capitalized.

2.	Segmental information

The Group operates in one business segment being the supply of mobile satellite communications services. Within the mobile satellite communications services segment, the Group conducts its activities primarily in four business sectors, being maritime, land, leasing and aeronautical.

‘Other’ in the years ended 31 December 2007 and 2006 principally comprises income from technical support to other operators, the provision of conference facilities and leasing surplus office space to external organizations. In addition ‘Other’ in the year ended 31 December 2005 comprises the results of the subsidiaries, Invsat and Rydex, which were disposed of in the second half of 2005.

INMARSAT VENTURES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.	Segmental information (Continued)

An analysis of revenues is set out below, including revenues by business sector.

	Year ended 31 December
	2007	2006	2005
	(US$ in millions)
Maritime	310.3	284.7	267.1
Land	125.8	116.1	121.8
Leasing (including Navigation)	66.2	60.3	60.9
Aeronautical	44.3	30.7	22.7

Total mobile satellite communications services	546.6	491.8	472.5
Other subsidiary revenue	—	—	11.9
Other income	10.6	8.3	6.7

Total revenues	557.2	500.1	491.1

Other subsidiary revenues include:

	Year ended 31 December
	2007	2006	2005
Invsat	—	—	10.5
Rydex	—	—	1.4

Total other subsidiary revenues	—	—	11.9

For the periods presented below, the following customers (distribution partners), contributed more than 10% of consolidated revenues.

	Year ended 31 December
	2007	2006	2005
	(US$ in millions)
Customer A	239.0	220.6	120.2
Customer B(a)	209.7	121.2	111.4
Customer C(a)	—	75.4	68.5

(a)	Due to the consolidation of distribution partners during 2007 Customer C is now combined with Customer B.

The Group mainly operates in the geographic areas as included in the table below. The home country of the Group is the United Kingdom with its head office and central operations located in London.

Revenues are allocated to countries based on the location of the distribution partner who receives the invoice for the services.

Assets and capital expenditure are allocated based on the physical location of the assets.

	2007			2006			2005
	Revenue	Segment assets	Capital expenditure(c)	Revenue	Segment assets	Capital expenditure	Revenue
	(US$ in millions)
Europe(a)	196.8	954.5	190.6	251.0	835.5	81.8	237.9
North America	289.3	—	—	155.5	—	—	154.1
Asia Pacific	63.7	—	—	86.2	—	—	85.6
Rest of the world	7.4	—	—	7.4	—	—	13.5
Unallocated(b)	—	701.6	—	—	766.1	—	—

	557.2	1,656.1	190.6	500.1	1,601.6	81.8	491.1

(a)	Segment assets include the Inmarsat-4 F3 satellite, which is currently held in storage.
(b)	Unallocated items relate to satellites which are in orbit.
(c)	Capital expenditure stated using accruals basis.

Because of the integrated nature of the satellite infrastructure, it is not feasible to show profit for the years by geographic location.

INMARSAT VENTURES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3.	Net operating costs

	Year ended 31 December
	2007	2006	2005
	(US$ in millions)
Own work capitalized	18.5	12.0	25.2
Network and satellite operations	(33.8)	(31.1)	(38.8)
Other external charges	(60.8)	(55.0)	(56.1)

Total external charges	(94.6)	(86.1)	(94.9)
Staff costs (see below)	(93.7)	(92.2)	(95.6)

Total other net operating costs	(169.8)	(166.3)	(165.3)
Depreciation and amortization	(180.0)	(165.4)	(108.1)

Total operating costs	(349.8)	(331.7)	(273.4)

Wages and salaries	(74.4)	(71.0)	(71.1)
Social security costs	(8.7)	(6.8)	(7.6)
Pension costs (note 23)	(5.4)	(7.2)	(6.4)
Share options charge (including employers national insurance contribution) (note 19)	(5.2)	(5.2)	(6.5)
Equity-settled share-based payments—Share Incentive Plan	—	(2.0)	(4.0)

Total staff costs	(93.7)	(92.2)	(95.6)

Own work capitalized, comprising primarily of staff costs, are only capitalized when they are directly attributable to the construction of an asset.

Wages and salaries for the year ended 31 December 2007 include post-retirement healthcare costs of US$0.8m (2006: US$0.8m, 2005: US$0.5m). See note 23.

4.	Profit on ordinary activities before taxation

Profit on ordinary activities before taxation is stated after charging:

		Year ended 31 December
	Note	2007	2006	2005
		(US$ in millions)
Depreciation of tangible assets:
— Owned(a)	11	172.4	158.4	106.5
Amortization of intangible assets	10	7.6	7.0	1.6
Operating lease rentals
— Land and buildings		9.1	8.7	8.6
— Services equipment, fixtures and fittings		—	—	1.6
— Space segment		15.4	16.3	24.0
Auditors’ remuneration and expenses—audit services(b)		0.4	0.5	0.7
Auditors’ remuneration and expenses—non-audit services		0.4	0.3	—
Staff costs	3	93.7	92.2	95.6
Advertising costs		6.4	7.5	7.6
Research and development costs		0.2	0.2	0.2

(a)	Included within depreciation on owned assets for 2007 is a non-recurring charge of US$9.4m relating to accelerated depreciation of an amount that was previously capitalized as part of the launch of the third Inmarsat-4 satellite.
(b)	In addition to the audit fees disclosed above, the Group’s Pension Plan incurred audit fees from the Group’s auditors of US$25,454 for the 2007 financial year (2006: US$21,656, 2005: US$14,656).

On 2 September 2005, the Group sold Invsat Limited, a 100% owned subsidiary, to Nessco Limited. Invsat Limited provided integrated communications networks and systems using VSATs (transportable terminals that access broadband services provided over satellite systems operating in the C-band and Ku-band radio frequencies), principally to end-users in the oil and gas sector. The Group received US$7.8m in gross cash proceeds and reported a loss on disposal of US$3.0m.

INMARSAT VENTURES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4.	Profit on ordinary activities before taxation (Continued)

On 17 October 2005, the Group disposed of the assets and business of Rydex Corporation Limited, a 100% owned subsidiary, to Seawave LLC. Rydex Corporation Limited developed email and data communications software tailored for use in the maritime sector. The Group received US$2.6m in gross cash proceeds and reported a gain on disposal of tangible assets of US$1.9m.

5.	Interest

	Year ended 31 December
	2007	2006	2005
	(US$ in millions)
Interest on Revolving Credit Facility	(2.6)	—	—
Net premium on early settlement of Burses Ltd finance lease	—	(12.8)	—
Unwinding of discount on deferred satellite liabilities	(3.7)	(4.1)	(3.1)
Interest payable on bank loans and overdrafts	(0.2)	(0.3)	(0.6)
Other interest	(0.6)	(0.2)	—
Interest payable under finance lease contracts	—	—	(0.2)

Total interest payable and similar charges	(7.1)	(17.4)	(3.9)

Bank interest receivable and other interest	4.7	2.9	3.9
Intercompany interest receivable	3.5	1.9	0.6

Total interest receivable and similar income	8.2	4.8	4.5

Net interest receivable/(payable)	1.1	(12.6)	(0.6)

6.	Employee numbers

The average number of people (including the Executive Directors) employed during the year by category of employment:

	Year ended 31 December
	2007	2006	2005
Operations	164	124	125
Sales and marketing	78	81	112
Development and engineering	86	79	103
Administration	123	123	139

	451	407	479

The figures for 2007 include 58 employees in Indonesia (2006: 18, which reflected an average number for the period 4 September 2006 to 31 December 2006 from a total workforce of 53 employees in Indonesia, 2005: 0) who work on our handheld business.

7.	Directors’ remuneration

All the Directors of the Company are Directors of Inmarsat plc, the ultimate parent undertaking, and disclosure of Directors’ emoluments are included in the financial statements of Inmarsat Group Limited. No Directors of Inmarsat Ventures Limited received remuneration for their qualifying services to the Company.

INMARSAT VENTURES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8.	Taxation

The tax (charge)/credit is based on the taxable profits for the year and comprises:

	Year ended 31 December
	2007	2006	2005
	(US$ in millions)
Corporation tax at 30%—current year	(37.5)	(21.9)	(47.5)
Deferred tax—current year	(24.4)	(18.3)	(18.9)
Deferred tax—disposal of lease receivable(a)	—	58.1	—
Adjustment to the opening deferred tax position in respect of the future reduction in the Corporation Tax rate from 30% to 28%	8.5	—	—

	(53.4)	17.9	(66.4)
Adjustments in respect of previous years
Current Corporation tax	—	17.1	0.1
Deferred tax	—	(2.3)	(0.1)

	(53.4)	32.7	(66.4)

(a)	Stated net of the US$2.5m reversal of a deferred tax asset previously arising on the elimination of intercompany lease payables and receivables.

During 2006, the Group reached agreement with HM Revenue & Customs in relation to the market value of certain assets transferred in 1999 giving rise to tax credits for the current year and prior years.

The differences between the total current tax shown above and the amount calculated by applying the standard rate of UK corporation tax to the profit before tax is as follows:

	Year ended 31 December
	2007	2006	2005
	(US$ in millions)
UK statutory tax rate	30%	30%	30%
Profit on ordinary activities before taxation	207.3	150.1	216.4

Corporation tax provision at UK statutory rate	(62.2)	(45.0)	(64.9)
Capital allowances in excess of depreciation	26.6	22.8	21.1
Effect of overseas tax rates	0.3	0.2	—
Gain on sale of assets	—	—	0.2
Other timing differences	(1.1)	(4.2)	(1.8)
Other (non-deductible expenses)/non taxable income	(1.6)	5.8	(2.3)
Pension contribution relief in excess of pension cost charge/ (pension cost charge in excess of pension contribution relief)	0.3	(1.5)	0.2

Current tax charge for the year	(37.5)	(21.9)	(47.5)

Deferred taxation

The provision for deferred tax comprises:

	Year ended 31 December
	2007	2006	2005
	(US$ in millions)
Accelerated capital allowances	150.0	134.2	175.7
Deferred tax on share options	(2.0)	(1.0)	(1.8)
Other short-term timing differences	0.9	0.6	—

Liability recognized excluding that relating to pension and post-retirement liability (note 17)	148.9	133.8	173.9

Pension and post-retirement liability (note 23)	(7.6)	(10.5)	(10.7)

Total provision for deferred tax	141.3	123.3	163.2

As at 1 January	123.3	163.2
Deferred tax credited in the Profit and Loss Account	15.9	(37.5)
Deferred tax charge in the Statement of Total Recognized Gains and Losses	2.1	1.7
Fair value asset arising on ACeS collaboration (note 21)	—	(4.1)

As at 31 December	141.3	123.3

INMARSAT VENTURES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9.	Dividends

The dividends paid to Inmarsat Investments Limited (parent company) in 2007 were US$52.8m and US$73.4m for the 2007 interim dividend and 2006 final dividend respectively. In addition a further interim dividend of US$9.1m was paid to Inmarsat Investments Limited in 2007.

A final dividend in respect of 2007 amounting to US$104.1m was declared on 28 March 2008 by the Directors to be paid on 21 May 2008 to Inmarsat Investments Limited. In accordance with FRS 21, ‘Events after the balance sheet date’, these financial statements do not reflect this final dividend payable.

The dividends paid in 2006 and 2005 were US$101.4 m and US$24.8m respectively.

10.	Intangible fixed assets

	Note	Terminal Development	Spectrum Rights	Goodwill	Intellectual Property	Total
		(US$ in millions)
Cost at 1 January 2006		93.6	—	—	—	93.6
Additions		3.4	—	—	—	3.4
Acquisitions	21	—	2.7	0.6	0.7	4.0

Cost at 31 December 2006		97.0	2.7	0.6	0.7	101.0

Additions		8.3	—	—	—	8.3

Cost at 31 December 2007		105.3	2.7	0.6	0.7	109.3

Accumulated amortization at 1 January 2006		(32.6)	—	—	—	(32.6)
Charge for the year		(6.8)	(0.1)	—	(0.1)	(7.0)

Accumulated amortization at 31 December 2006		(39.4)	(0.1)	—	(0.1)	(39.6)

Charge for the year		(6.9)	(0.4)	—	(0.3)	(7.6)

Accumulated amortization at 31 December 2007		(46.3)	(0.5)	—	(0.4)	(47.2)

Net book amount at 31 December 2006		57.6	2.6	0.6	0.6	61.4

Net book amount at 31 December 2007		59.0	2.2	0.6	0.3	62.1

Spectrum rights, intellectual property and goodwill relate to the acquisition of ACeS as detailed at note 21. The spectrum rights and intellectual property are being amortized on a straight-line basis over the remaining useful lives of 7.3 years and 1.3 years respectively. The goodwill is being amortized on a straight-line basis over 20 years, being the period over which the Directors estimate that the value of the underlying business acquired is expected to exceed the book value of the assets.

User terminal development costs directly relating to the development of the user terminals for the BGAN services are capitalized as intangible fixed assets. BGAN costs are being amortized, from 2005, over the estimated sales life of the services, which is 10 years. Previous R-BGAN user terminal costs capitalized are being amortized over the estimated sales life of the services which is five years.

The amortization charge for 2005 in respect of terminal development assets was US$1.6m.

INMARSAT VENTURES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11.	Tangible fixed assets

	Note	Freehold land and buildings	Services equipment, fixtures and fittings	Space segment	Assets in course of construction	Total
		(US$ in millions)
Cost at 1 January 2006		3.7	415.4	2,515.2	539.9	3,474.2
Additions		1.8	11.8	48.8	6.4	68.8
Acquisitions	21	—	1.0	4.6	—	5.6
Transfers		—	—	365.2	(365.2)	—
Disposals		—	(192.8)	(490.9)	—	(683.7)

Cost at 31 December 2006		5.5	235.4	2,442.9	181.1	2,864.9

Additions		—	12.7	106.6	63.0	182.3
Transfers		—	3.1	10.8	(13.9)	—

Cost at 31 December 2007		5.5	251.2	2,560.3	230.2	3,047.2

Accumulated depreciation at 1 January 2006		—	(366.7)	(1,751.4)	—	(2,118.1)
Charge for the year		—	(14.6)	(143.8)	—	(158.4)
Disposals		—	192.8	490.9	—	683.7

Accumulated depreciation at 31 December 2006		—	(188.5)	(1,404.3)	—	(1,592.8)

Charge for the year		—	(17.9)	(154.5)	—	(172.4)

Accumulated depreciation at 31 December 2007		—	(206.4)	(1, 558.8)	—	(1,765.2)

Net book amount at 31 December 2006		5.5	46.9	1,038.6	181.1	1,272.1

Net book amount at 31 December 2007		5.5	44.8	1,001.5	230.2	1,282.0

The satellite and space segment asset lives range from 10 to 15 years with the exception of R-BGAN assets which are five years. The first and second of the Inmarsat-4 satellites were placed in service during the years ended 31 December 2005 and 2006 respectively and are being depreciated over 15 years.

The freehold land and buildings has been revalued on a market basis to US$5.5m as at 31 December 2007 (2006: US$5.5m). The market valuation was determined by the Directors.

The net book amount of software development costs included within services equipment, fixtures and fittings was US$14.1m as at 31 December 2007 (2006: US$13.0m) net of accumulated depreciation of US$18.4m (2006: US$13.3m). Depreciation charges were US$5.3m in the year ended 31 December 2007 (2006: US$3.9m, 2005: US$1.9m).

The depreciation charge for 2005 in respect of freehold land and buildings, services equipment, fixtures and fittings and space segment assets was US$0.1m, US$16.2m and US$90.2m respectively.

There were no asset retirement obligations for the years ended 31 December 2007 and 2006.

12.	Stock

	As at 31 December
	2007	2006
	(US$ in millions)
Finished goods	4.9	0.8

The carrying value of stock is not materially different from replacement cost.

INMARSAT VENTURES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13.	Debtors

	As at 31 December
	2007	2006
	(US$ in millions)
Amounts falling due within one year
Trade debtors	141.7	138.8
Other debtors	12.7	13.8
Amounts due from parent undertakings	107.9	66.9
Other prepayments and accrued income	13.5	8.3

	275.8	227.8

14.	Other Creditors—amounts falling due within one year

	As at 31 December
	2007	2006
	(US$ in millions)
Trade creditors	56.3	83.3
ACeS deferred consideration (see note 21)	2.4	2.9
Bank overdrafts	0.1	0.2
Amounts due to parent undertakings	1.2	7.2
Corporation tax	45.1	29.5
Other taxation and social security	3.9	5.0
Other creditors	1.3	0.7
Deferred satellite payments	11.8	11.3
Accruals and deferred income	47.7	51.3

	169.8	191.4

Amounts due to parent undertakings are unsecured, interest free and repayable on demand.

15.	Creditors—amounts falling due after more than one year

	As at 31 December
	2007	2006
	(US$ in millions)
Deferred satellite payments	39.7	47.9
ACeS deferred consideration (see note 21)	4.8	6.7

	44.5	54.6

The following is a summary of deferred satellite payments due after more than one year as at 31 December 2007:

Deferred satellite Payments
(US$ in millions)
31 December 2009	10.2
31 December 2010	7.1
31 December 2011	5.8
31 December 2012	5.1
Due after five years	11.5

Total	39.7

INMARSAT VENTURES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

16.	Loans and other borrowings—amounts falling due within one year

	“Weighted average” Interest rate		As at 31 December
			2007	2006
	%		(US$ in millions)
Revolving Credit Facility(a)	5.69	(a)	50.0	—

(a)	The US$300.0m Revolving Credit Facility (“RCF”) is part of a US$550.0m Senior Credit Facility led by Barclays Capital, ING Bank N.V. and the Royal Bank of Scotland plc with Inmarsat Investments Limited. The Revolving Credit Facility is for general corporate purposes. In 2007, US$50.0m was drawn down under the Revolving Credit Facility by Inmarsat Leasing (Two) Limited. The Revolving Credit Facility is priced at a margin above LIBOR, which is payable quarterly, and set by reference to a leverage grid. The Revolving Credit Facility was undrawn in 2006.

17.	Provisions for liabilities

	Restructuring provision	Deferred Tax excluding deferred tax on pension deficit	Other	Total
	(US$ in millions)
As at 1 January 2005	1.1	155.1	0.4	156.6
Charged in respect of current year	—	18.7	—	18.7
Charged in respect of prior year	—	0.1	—	0.1
Utilized in the year	(0.7)	—	—	(0.7)

As at 31 December 2005	0.4	173.9	0.4	174.7

Charged/(credited) in respect of current year	6.8	(38.3)	—	(31.5)
Charged in respect of prior year	—	2.3	—	2.3
Fair value asset arising from ACeS collaboration (note 21)	—	(4.1)	—	(4.1)
Utilized in the year	(5.6)	—	—	(5.6)

As at 31 December 2006	1.6	133.8	0.4	135.8

Charged in respect of current year	—	15.1	0.4	15.5
Utilized in the year	(1.5)	—	(0.1)	(1.6)

As at 31 December 2007	0.1	148.9	0.7	149.7

In January 2006, the Group announced its intention to restructure the organization to reflect the fact that the Inmarsat-4 programme was nearing completion. The principal action in the restructuring plan involved a redundancy programme. The amount charged for the year ended 31 December 2007 was US$nil (2006: US$6.8m, 2005: US$nil). The redundancy provision that remains unpaid in respect of this restructuring as at 31 December 2007 is US$0.1m.

Of the total deferred tax provision in note 8 of US$141.3m (2006: US$123.3m), a deferred tax asset of US$7.6m (2006: US$10.5m) has been deducted in arriving at the net pension deficit on the Balance Sheet.

Other provisions in 2007 and 2006 relate to an onerous lease provision on premises located in Washington which is expected to be utilized by 2008 and for 2007, a legally required provision for eventual severance payments to employees in Italy and Dubai.

18.	Called up share capital

Equity
(US$ in millions)
Authorized:
200,000,010 ordinary shares of 10 pence each	32.4
1 special rights non-voting redeemable preference share of £1.00	—

At 31 December 2007 and 2006	32.4

Allotted, issued and fully paid
100,345,801 ordinary shares of 10 pence each	17.6

At 31 December 2007 and 2006	17.6

INMARSAT VENTURES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

18.	Called up share capital (Continued)

The special rights non-voting redeemable preference share was issued to the International Mobile Satellite Organization on 15 April 1999 and carries no voting rights. It is not transferable and does not confer any right to participate in profits. The International Mobile Satellite Organization may, at any time after consulting the Company and subject to the provisions of the Companies Act, require the Company to redeem the special share at par by giving written notice and delivering the relevant share certificate.

19.	Employee Share Options

In November 2004, Inmarsat plc (the ultimate parent company) adopted the Staff Value Participation Plan (the “2004 Plan”). 219,020 A ordinary shares were granted under the 2004 Plan to eligible Directors or employees of the Group. A second grant of options over 7,140 A ordinary shares was made under the 2004 Plan to employees in January 2005. As part of the IPO, the A ordinary shares were converted following a 1 for 20 share split into ordinary shares. A third grant of options over 1,175,240 ordinary shares of €0.0005 each was approved in May 2005 under the 2004 Plan and granted to employees in June 2005. Both subsequent grants were made on equivalent terms to the initial grant in November 2004.

All options granted under the 2004 Plan and held by optionholders have now vested and are exercisable. Whenever options are exercised under the 2004 Plan, the holder must pay a de minimis charge of €1 for each tranche of options exercised. The options expire 10 years from the date of grant. Following the exercise of options granted under the 2004 Plan, shares are transferred to the optionholders from the Inmarsat Employees’ Share Ownership Plan Trust (“the Trust”) (resident in Guernsey). No new shares have been issued to satisfy the exercise of these options.

A summary of share option activity for the 2004 plan as at 31 December 2007 is as follows:

	Shares available for grant	Options outstanding	Weighted average exercise price per Option
Balance at 1 January 2006	41,886	4,340,895	£3.28
Granted re Share Incentive Plan (7 April 2006)	(57,872)	—
Forfeited	75,052	(75,052)
Exercised	—	(3,517,548)	£3.71
Exercised re International Sharesave Scheme	(699)	—

Balance at 31 December 2006	58,367	748,295	£3.60

Granted re Share Incentive Plan (10 April 2007)	(15,926)	—
Forfeited	930	(930)
Exercised	—	(435,673)	£4.10
Exercised re International Sharesave Scheme	(2,467)	—
Market purchase of shares (26 November 2007)	1,000,000	—

Balance at 31 December 2007	1,040,904	311,692	£3.64

Exercisable at 31 December 2007	—	311,692

Exercise Price per tranche	—	€1.00

The weighted average of the remaining contractual life for the 2004 plan as at 31 December 2007 is 7.0 years.

In line with FRS 20, ‘Share-Based Payment’, the Group recognized US$5.2m, US$5.2m and US$6.5m respectively in share compensation costs across all its share plans for the 2007, 2006 and 2005 financial years. Total share-based compensation costs are recognized over the vesting period of the options ranging from one to four years.

Prior to Inmarsat plc (the ultimate parent company) being publicly quoted, the exercise price of the options under the A ordinary shares issued in the 2004 Plan of Inmarsat plc was de minimis in nature, accordingly the fair value of each option is equivalent to the fair value of the underlying share at the date of the grant. This fair value of US$12.50 per share (before any adjustment for the share split in June 2005) was calculated using a range

INMARSAT VENTURES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

19.	Employee Share Options (Continued)

of potential values using analysis of comparable quoted shares, discounted cash flows and comparable transactions. The fair value within this range was then selected by the Directors using the independent analysis which had been prepared.

For the options granted under the 2004 Plan in June 2005 (before share split), the fair value was estimated by the Directors to be US$30.00 per share. The US$30.00 was calculated using a similar methodology as the Directors of Inmarsat plc continued to believe that the ‘discounted trading multiple’ approach was the most appropriate.

Inmarsat plc also operates a Bonus Share Plan (“BSP”) and awards were granted on 31 May 2005 with the shares allocated after the announcement of the 2005 financial results in March 2006. There was an additional grant under this scheme in September 2005, March 2007, May 2007 and September 2007 with the same conditions as the original grant. These awards were made in the form of a conditional allocation of shares. The performance conditions attached to the annual bonus plan are non-market based performance conditions.

The 2005 awards vest in three equal tranches following the announcement of the final results for each of the financial years 2006, 2007 and 2008, subject to continued employment. The 2007 awards vest in three equal tranches following the announcement of the final results for each of the financial years 2008, 2009 and 2010, subject to continued employment. Dividends will accrue during this period and be added as additional shares upon vesting. The rules of the BSP provide that the Remuneration Committee has the discretion to satisfy the awards using cash instead of shares. It is the intention, however, of Inmarsat plc to satisfy the awards using newly-issued shares.

As the BSP provides free share awards with no market based performance condition attached, and which carry an entitlement to dividends paid in cash or shares during the vesting period, the fair value of the awards is the value of the grant. This is due to the fact that regardless of the market price at the time the award or shares is made, the total value of shares to be awarded will not change.

In addition to the BSP, Inmarsat plc also operates a Performance Share Plan (“PSP”) under which the first share award was made on 31 May 2005 in the form of a conditional allocation of shares. The number of shares subject to the award was determined by reference to the price at which the shares were offered for sale upon the listing of Inmarsat plc on the London Stock Exchange in June 2005 of £2.45 per share. Participants are entitled to receive the value of any dividends that are paid during the vesting period in the form of cash or additional shares. There was additional grants in September 2005 and March 2007 with the same requirements except the reference price in determining the number of shares was £3.24 and £3.95 respectively (market value of shares on the date of grant).

The PSP shares will not normally be transferred to participants until the third anniversary of the award date. The transfer of shares is dependent upon the performance condition being satisfied over the three consecutive financial years starting in the financial year the award date falls. The rules of the PSP provide that the Remuneration Committee has the discretion to satisfy the awards using cash instead of shares. It is the intention, however, of Inmarsat plc to satisfy the awards using shares only at the end of the three year period unless a participant leaves and is entitled under the Rules to receive a proportionate award and the performance condition has been met.

INMARSAT VENTURES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

19.	Employee Share Options (Continued)

The performance condition is based on the Group’s Total Shareholder Return (“TSR”) relative to constituents of the FTSE 350 index (excluding investment trusts) and a non-market based condition, based on EBITDA measured over a three-year period. The vesting schedule for PSP awards is structured so that the shape of the vesting schedule is determined by both TSR and EBITDA performance. The market based performance condition has been incorporated into the valuation. The fair value of the allocation and the assumptions used in the calculation are as follows:

	Performance Share Plan			CEO award
Grant date	31 May 2005	29 September 2005	29 March 2007	28 September 2007
Grant price	£2.45	£3.24	£3.95	£4.49
Exercise price	nil	nil	nil	nil
Bad leaver rate	0%	0%	0%	0%
Vesting period	3 years	3 years	3 years	3 years
Expected correlation between any pair of shares in PSP comparator group	12%	10%	n/a	n/a
Volatility	36%	34%	27%	28%
Fair value per share option	£1.34	£2.20	£2.15	£2.65

Both the BSP and PSP share awards expire 10 years after date of grant. The weighted average of the remaining contractual life for both the BSP and PSP share awards at 31 December 2007 is 9.0 and 7.7 years respectively.

Following the announcement on 28 September 2007 that Andrew Sukawaty has agreed to remain in the joint role of Chairman and Chief Executive Officer of Inmarsat plc for a further period, expected to be not less than two years, the Remuneration Committee made him an exceptional award of one million incentive shares conditional upon the delivery of significant share price growth. The mid-closing share price on 27 September 2007 was £4.49 per share. No shares will be earned unless, three years after grant, the share price reaches a minimum price of £5.50. For performance above this level, shares will be earned pro-rata up to a share price of £7.25 at which the full award will be earned. A further award over 700,000 shares could be earned if, at the time that performance is assessed, the share price has reached £9.25. If the share price is below £7.25, none of the additional shares would be earned and if between £7.25 and £9.25, shares would be earned pro-rata up to a share price of £9.25.

The share price performance condition will be assessed on the basis of the average closing price of Inmarsat shares over the last 20 trading days of the performance period. Additional shares will accrue representing the value of dividends paid during the performance period on the number of shares that ultimately vest.

The Remuneration Committee anticipates that if an award of shares is made to Mr Sukawaty, then the share price performance will have out-performed the FTSE 350 index (excluding investment trusts). However, in the event that this is not the case, the Remuneration Committee retains the discretion to scale back the award of shares by up to 50% of the proposed share award.

The Trust purchased one million shares on 26 November 2007 to hold against the satisfaction of the award. This has been funded through a loan from Inmarsat plc to the Trust.

Inmarsat plc also operates a UK Sharesave Scheme for which the first invitation was made in June 2005. The Sharesave Scheme is an HM Revenue & Customs approved scheme open to all UK PAYE-paying permanent employees. The maximum that can be saved each month by an employee is £250. Savings over the period plus interest may be used to acquire shares at the end of the savings contract. The options have been granted with an option price of £2.24 per ordinary share (a 20% discount to market value of the shares on the invitation date (23 June 2005)). The Scheme operates with a three year savings contract. Options are exercisable for a period of up to six months following the end of the three year savings contract and under certain circumstances if an employee leaves the Group. No dividends are accumulated on options during the vesting period. Newly issued shares will be used to satisfy the options.

Inmarsat plc also operates an International Sharesave Scheme which mirrors the operation of the UK Sharesave Scheme as closely as possible. However, instead of receiving a share option, participants receive the spread between the share price at the end of the vesting period and the exercise price, delivered (at Inmarsat plc’s discretion) in cash or shares. It is Inmarsat plc’s intention to satisfy the awards using shares only some of which are held by the Trust and some of which will be newly-issued.

INMARSAT VENTURES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

19.	Employee Share Options (Continued)

Options under the UK and International Sharesave Schemes expire after a maximum of 3.5 years following the initial savings payment having been made. The weighted average of the remaining contractual life for the UK and International Sharesave Schemes at 31 December 2007 is 1.1 and 1.3 years respectively.

Options under both the UK and International Sharesave Schemes have been valued using the Black Scholes model with the following assumptions:

	Sharesave Scheme (UK)	Sharesave Scheme (International)
Grant date	21 July 2005	19 October 2005
Market price date of Grant	£3.14	£2.80
Exercise price	£2.24	£2.24
Bad leaver rate	5%pa	5%pa
Vesting period	3 years	3 years
Volatility	35%	34%
Dividend yield assumption	3.6%	2.8%
Risk free interest rate	4.25%	4.25%
Fair value per option	£1.10	£0.90

The historic volatility is based on the constituents of the FTSE 350 Telecoms Service Index, which was measured over three years to each of the grant dates. The volatility assumption used for each of the awards is based on median volatility for the constituents of the sector.

Awards under the UK Share Incentive Plan (“SIP”) were made on 7 April 2006 and 10 April 2007. The SIP is an HM Revenue & Customs approved plan open to all UK permanent employees and operates in conjunction with a UK tax-resident trust which holds shares on behalf of participating employees. Under the SIP, Inmarsat plc can award ‘Free Shares’ (up to a maximum value of £3,000) to employees. Employees can also acquire ‘Partnership Shares’ from their salary up to a maximum of £1,500 per annum and Inmarsat plc will match this with up to two free ‘Matching Shares’ per ‘Partnership Share’ (equivalent to a maximum value of £3,000 per annum). The market value per ordinary share at the date of the award were £3.773 (2006) and £4.14 (2007).

Arrangements were put in place for eligible overseas employees to replicate both awards under the SIP as closely as possible. Additional arrangements have also been put in place for employees to acquire shares over the capped amounts in relation to the SIP award in 2006. On 7 April 2006, in aggregate 57,872 ordinary shares of €0.0005 each were awarded to eligible employees from the Inmarsat Employees’ Share Ownership Plan Trust in respect of the award to overseas employees and the additional award to certain employees. On 10 April 2007, 15,926 ordinary shares of €0.0005 each were awarded to eligible overseas employees to replicate the SIP award. The same market value per ordinary share was used as for the SIP for each award.

No Executive Director or member of the Executive Management Board applied to participate in the SIP or equivalent overseas arrangements.

INMARSAT VENTURES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

19.	Employee Share Options (Continued)

A summary of share awards and option activity as at 31 December 2007 is as follows (excluding the 2004 Plan which is noted above):

Share Awards and options outstanding	Share Incentive Plan (UK)	Share Incentive Plan (International and Unapproved)	BSP	CEO Share Incentive Award*	Performance Share Plan	Sharesave Scheme (UK)	Sharesave Scheme (International)	Total
Balance at 1 January 2006	—	—	—	—	807,869	844,468	111,798	1,764,135

Granted/Allocated	460,312	57,872	215,542	—	—	—	—	733,726
Lapsed	—	—	—	—	—	(77,534)	(11,988)	(89,522)
Exercised	—	—	—	—	—	(19,392)	(699)	(20,091)
Transferred/Sold	(53,085)	(9,199)	—	—	—	—	—	(62,284)

Balance at 31 December 2006	407,227	48,673	215,542	—	807,869	747,542	99,111	2,325,964

Granted/Allocated	216,114	15,926	945,035	1,000,000	120,764	—	—	2,297,839
Lapsed	—	—	—	—	(22,043)	(47,772)	(11,002)	(80,817)
Exercised	—	—	—	—	—	(5,342)	(5,914)	(11,256)
Transferred/Sold	(50,623)	(986)	(80,879)	—	(14,692)	—	—	(147,180)

Balance at 31 December 2007	572,718	63,613	1,079,698	1,000,000	891,898	694,428	82,195	4,384,550

Exercisable at 31 December 2007	—	—	—	—	—	—	—	—

Exercise Price per share	n/a	n/a	nil	nil	nil	£2.24	£2.24	nil

*	As described above, a further award over 700,000 shares could be earned if, after three years from grant, the share price has reached £9.25 per share.

20.	Reserves

	Share premium account	Other reserve	Retained earnings
	(US$ in millions)
Balance at 1 January 2006	582.8	7.5	494.9
Profit for the year	—	—	182.8
Dividends payable	—	—	(101.4)
Share option charge	—	3.0	—
Actuarial gains from pension and post-retirement benefits	—	—	5.3
Movement on deferred tax relating to pension and post-retirement benefits	—	—	(1.7)
Capital contribution	—	2.1	—
Revaluation of investment property	—	1.8	—

Balance at 31 December 2006	582.8	14.4	579.9

Profit for the year	—	—	153.9
Dividends payable	—	—	(135.3)
Share option charge	—	4.0	—
Actuarial gains from pension and post-retirement benefits	—	—	7.1
Revaluation of investment property	—	—	(2.1)

Balance at 31 December 2007	582.8	18.4	603.5

Other reserves as at 31 December 2007 includes US$10.8m (2006: US$6.8m) recognized in line with FRS 20, ‘Share-based Payment’, for the Group’s share option plans. The Group recognizes charges relating to share options granted over the vesting period. See note 19.

Property at 250 Old Street is classified as an investment property. An investment property comprises freehold office buildings, held for long-term rental yields and is not occupied by the Group. Investment property is carried at fair value under UK GAAP, representing open-market value determined annually. At 31 December 2007 the investment property had a value; which was determined by the directors, of US$5.5m (2006: US$5.5m).

During 2006 an amount owing to the Group’s parent company of US$2.1m was waived and therefore increased the Group’s other reserves in the form of a capital contribution.

INMARSAT VENTURES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

21.	Acquisitions

ACeS International Limited

On 4 September 2006 Inmarsat and ACeS International Limited (“ACeS”) announced the signing and completion of collaboration arrangements to offer low-cost handheld and fixed voice services, initially in the Asian market with extended coverage expected subsequently using the Inmarsat-4 satellites. Under the collaboration arrangements, Inmarsat will assume responsibility for ACeS satellite and network operations, wholesale service provision and product and service development. ACeS will focus on distribution of MSS products in the Asian land and maritime markets and has become a distributor of Inmarsat’s BGAN services.

As a result of these arrangements, Inmarsat took over the daily active base of approximately 10,000 terminals operated by ACeS, and 53 employees located at ACeS’ operational centre in Batam, Indonesia. Although ownership of the associated assets did not change, Inmarsat has acquired operating control of the assets, and of the process applied to them, and will utilize these to generate revenue. Inmarsat is paying ACeS a total of US$15.0m over four years, of which an initial payment of US$4.0m was made on completion and payments of US$3.0m were made during 2007. The arrangements taken together constitute a business combination and the transaction will be accounted for as an acquisition using the purchase method of accounting.

Management allocated the consideration paid to the acquired assets as follows:

	Book value	Fair value adjustments	Fair value
	(US$ in millions)
Net assets acquired:
Space segment assets(a)	5.4	(0.8)	4.6
Terrestrial assets(b)	3.2	(2.2)	1.0

Tangible assets	8.6	(3.0)	5.6

Spectrum rights(c)	—	2.7	2.7
Intellectual property(d)	—	0.7	0.7

Intangible assets	—	3.4	3.4

Deferred tax(e)	—	4.1	4.1

Total identifiable assets	8.6	4.5	13.1

Goodwill(f)			0.6

Total consideration			13.7

Satisfied by:
Discounted value of cash consideration(g)			13.4
Directly attributable costs			0.3

			13.7

(a)	Space segment assets will be depreciated over the remaining useful life of 8.3 years.
(b)	Terrestrial assets represent the value placed on non-satellite tangible assets and will be depreciated over the remaining useful life of 2.3 years.
(c)	Spectrum rights represent the value placed on utilized spectrum rights at the date of the transaction and will be amortized over a remaining useful life of 8.3 years.
(d)	Intellectual property represents the value placed on the royalty free use of existing technology and will be amortized over the remaining useful life of 2.3 years.
(e)	Represents deferred tax asset arising as a result of the fair value adjustments.
(f)	Goodwill comprises the difference between the purchase consideration and the fair value of the net assets acquired.
(g)	The consideration of US$15m, payable over four years, has been discounted using a discount rate of 7%, being the estimated average cost of debt to fund such a transaction.

The amount of the acquiree’s profit or loss since the date of the acquisition included in the Group’s Profit and Loss Account for 2007 and 2006 is deemed to be immaterial for reporting purposes.

INMARSAT VENTURES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

22.	Notes to cash flow statement

Reconciliation of operating profit to net cash inflow from operating activities:

	Year ended 31 December
	2007	2006	2005
	(US$ in millions)
Operating profit	207.4	168.4	217.7
Depreciation	172.4	158.4	106.5
Amortization	7.6	7.0	1.6
Non-cash effect of issue of share capital to employees	5.2	5.2	6.5
(Increase)/decrease in stocks	(4.0)	(0.5)	0.4
Decrease/(increase) in debtors	0.2	(0.9)	9.2
Decrease in creditors	(32.3)	(46.5)	(3.3)
Decrease in creditors	(3.5)	0.6	(4.9)

Net cash inflow from operating activities	353.0	291.7	333.7

Reconciliation of net cash flow to movement in net debt:

	Year ended 31 December
	2007	2006	2005
	(US$ in millions)
Net debt at beginning of year	(39.3)	(34.2)	(207.6)
Increase in cash in the year	(0.2)	(0.8)	(0.4)
Movements in liquid resources	8.3	(4.3)	173.9
Capital element of finance lease rental payments	—	—	(0.1)
Revolving Credit Facility	50.0	—	—

Net debt	18.8	(39.3)	(34.2)

Analysis of net debt:

	Cash at bank and in hand	Overdraft	Cash at bank less overdrafts	Short-term investments	Finance lease obligations	Revolving Credit Facility	Total
	(US$ in millions)
At 1 January 2005	(1.5)	1.4	(0.1)	(207.6)	0.1	—	(207.6)

Net cash flow	0.1	(0.5)	(0.4)	173.9	(0.1)	—	173.4

At 31 December 2005	(1.4)	0.9	(0.5)	(33.7)	—	—	(34.2)

Net cash flow	(0.1)	(0.7)	(0.8)	(4.3)	—	—	(5.1)

At 31 December 2006	(1.5)	0.2	(1.3)	(38.0)	—	—	(39.3)

Net cash flow	(0.1)	(0.1)	(0.2)	8.3	—	50.0	58.1

At 31 December 2007	(1.6)	0.1	(1.5)	(29.7)	—	50.0	18.8

23.	Pension arrangements and post-retirement benefits

The Group’s hybrid pension plan, including defined benefit and defined contribution elements, commenced on 15 April 1999. Initial funding requirements were based on actuarial assumptions.

The Group operates pension schemes in each of its principal locations. The UK scheme has two plans, a defined benefit scheme, which is closed to new employees, and a defined contribution plan. The defined benefit scheme is funded and its assets are held in a separate fund administered by a corporate trustee. US$2.0m was charged in the Profit and Loss Account in the year ended 31 December 2007 in respect of the defined benefit section of the scheme, net of a foreign exchange gain of US$0.1m (2006: US$6.4m net of a foreign exchange loss of US$2.0m, 2005: US$2.0m, net of foreign exchange gain of US$1.6m).

The defined benefit section of the hybrid scheme was valued using the projected unit method with the formal valuation undertaken by professionally qualified and independent actuaries, Watson Wyatt LLP, as at

INMARSAT VENTURES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

23.	Pension arrangements and post-retirement benefits (Continued)

31 December 2005. The actuarial valuation of the assets of the scheme at that date, net of liabilities, was US$8.9m. The results of the valuation have been updated for any material transactions and material changes in circumstances (including changes in market prices and interest rates) up to 31 December 2007. The results of this updated valuation as at 31 December 2007, for the purposes of the disclosures required by FRS17, ‘Accounting for Retirement benefits’, are set out below.

The assets held in respect of the defined benefit section of the UK Scheme and the expected rates of return were:

	As at 31 December
	2007		2006		2005
	Value	Long-term rate of return Expected	Value	Long-term rate of return expected	Value	Long-term rate of return expected
	(US$ in millions)		(US$ in millions)		(US$ in millions)
Equities	43.5	7.75%	37.0	7.60%	25.3	7.60%
Bonds	5.8	5.15%	4.1	4.80%	2.5	4.45%
Other	2.3	6.45%	—	—	—	—
Cash(a)	—	4.35%	—	4.10%	0.1	3.85%

Total market value of assets	51.6		41.1		27.9

(a)	As at 31 December 2007 and 2006 US$14,000 was held in cash. .

The assumptions which have the most significant effect on the results of the actuarial valuations are those relating to the rate of return on investments, the rates of increases in salaries and the rate of pension increases. For the calculation of the initial funding rates, the actuaries assumed that the rate of investment return for valuing accrued benefits would, on average, exceed pay and pension increases by 2.7% and 4.7% per annum respectively and the rate of investment return for valuing future service benefits would, on average, exceed pay and pension increases by 2.0% and 4.0% per annum respectively.

The Group provides post-retirement medical benefits including healthcare to retired employees and their dependants that were employed with the Group before 1 January 1998. Employees who have 10 years of service at the age of 58 and retire are eligible to participate in the post-retirement benefit plans. The plan is self-funded and there are no plan assets from which the costs are paid. The cost of providing retiree healthcare is actuarially determined and accrued over the service period of the active employee group. Membership to this plan is multi-national, although most staff are currently employed in the UK.

The obligation under these plans was determined by the application of the terms of medical plans, together with relevant actuarial assumptions and healthcare cost trend rates. The long-term rate of medical expense inflation used in the actuarial calculations is 4.0% per annum in excess of the rate of general price inflation of 3.45% (2006: 4.0% in excess of 3.10%, 2005: 4.0% in excess of 2.85%). The discount rate used in determining the accumulated post-retirement benefit obligation was 5.80% at 31 December 2006 (2006: 5.10%, 2005: 4.75%).

The major actuarial assumptions used to calculate the scheme liabilities under FRS 17 as at 31 December 2007 and 2006 were:

	As at 31 December
	2007	2006	2005
Future salary increases	5.45%	5.10%	4.85%
Future pension increases	3.45%	3.10%	2.85%
Discount rate	5.80%	5.10%	4.75%
Inflation assumption	3.45%	3.10%	2.85%
Medical cost trend rate	7.45%	7.10%	6.85%

INMARSAT VENTURES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

23.	Pension arrangements and post-retirement benefits (Continued)

The mortality assumption has been updated to reflect experience and expected changes in future improvements in life expectancy. The average life expectancy assumptions are as follows:

	2007	2006	2005
	Number of years
Male (on retirement at age 65)	85.0	85.0	84.8
Female (on retirement at age 65)	88.2	88.2	87.8

For 2007 mortality has been assumed to follow the standard tables PA92C2006 rated down by one year and with a 0.25% reduction to the discount rate in payment to allow for future mortality improvements (which is equivalent to a future improvement in life expectancy of approximately one year in every ten years).

The following amounts in respect of all post-retirement benefits, as at 31 December 2007 and 2006, were measured in accordance with the requirements of FRS 17:

	As at 31 December 2007			As at 31 December 2006
	Post- retirement healthcare	Pension benefits	Total	Post- retirement healthcare	Pension benefits	Total
	(US$ in millions)
Total market value of assets	—	51.6	51.6	—	41.1	41.1
Present value of plan liabilities	(22.3)	(56.7)	(79.0)	(22.0)	(54.7)	(76.7)

Deficit in the plan	(22.3)	(5.1)	(27.4)	(22.0)	(13.6)	(35.6)
Related deferred tax asset	6.2	1.4	7.6	6.4	4.1	10.5

Net liability	(16.1)	(3.7)	(19.8)	(15.6)	(9.5)	(25.1)

INMARSAT VENTURES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

23.	Pension arrangements and post-retirement benefits (Continued)

The amounts recognized in the consolidated financial statements in the years ended 31 December 2007, 2006 and 2005 in respect of all post-retirement benefits are set out below. Post-retirement healthcare service costs are included within wages and salaries; defined benefit service costs are included within pension costs; and foreign exchange gains and losses are included within other finance costs in the years ended 31 December 2007 and 2006 and other external charges in the year ended 31 December 2005 (see note 3). The total pension cost for the year ended 31 December 2007 of US$5.4m (2006: US$7.2m, 2005: US$6.4m) as disclosed in note 3 includes US$3.0m in respect of defined contribution pension costs (2006: US$2.9m, 2005: US$3.0m).

	Year ended 31 December 2007			Year ended 31 December 2006
	Post- retirement healthcare	Pension benefits	Total	Post- retirement healthcare	Pension benefits	Total
	(US$ in millions)
Operating profit
Current service cost	0.8	2.4	3.2	0.8	4.3	5.1
Foreign exchange gains	—	—	—	—	—	—

Total operating charge	0.8	2.4	3.2	0.8	4.3	5.1

Other finance costs
Foreign exchange losses/(gains)	0.6	(0.1)	0.5	2.7	2.0	4.7
Expected return on pension scheme assets	—	(2.9)	(2.9)	—	(2.2)	(2.2)
Interest on pension scheme liabilities	1.0	2.6	3.6	0.9	2.3	3.2

Net return	1.6	(0.4)	1.2	3.6	2.1	5.7

Statement of Total Recognized Gains and Losses
Actual return less expected return on pension scheme assets	—	(0.3)	(0.3)	—	0.2	0.2
Experience gains arising on the scheme liabilities	(0.3)	—	(0.3)	(0.3)	(3.6)	(3.9)
Changes in assumptions underlying the present value of scheme liabilities	(1.6)	(4.9)	(6.5)	(0.4)	(1.2)	(1.6)

Actuarial gains recognized in Statement of Total Recognized Gains and Losses	(1.9)	(5.2)	(7.1)	(0.7)	(4.6)	(5.3)

Movements in deficit during the year
Deficit in scheme at beginning of the year	(22.0)	(13.6)	(35.6)	(18.5)	(17.3)	(35.8)
Movement in year:
Current service cost	(0.8)	(2.4)	(3.2)	(0.8)	(4.3)	(5.1)
Contributions	—	5.3	5.3	—	5.5	5.5
Benefits paid	0.2	—	0.2	0.2	—	0.2
Other finance costs (excluding foreign exchange)	(1.0)	0.3	(0.7)	(0.9)	(0.1)	(1.0)
Foreign exchange (losses)/gains	(0.6)	0.1	(0.5)	(2.7)	(2.0)	(4.7)
Actuarial gains	1.9	5.2	7.1	0.7	4.6	5.3

Deficit in scheme at end of year	(22.3)	(5.1)	(27.4)	(22.0)	(13.6)	(35.6)

INMARSAT VENTURES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

23.	Pension arrangements and post-retirement benefits (Continued)

	Year ended 31 December 2005
	Post- retirement healthcare	Pension benefits	Total
	(US$ in millions)
Operating profit
Current service cost	0.5	3.4	3.9
Foreign exchange losses	(1.4)	(1.6)	(3.0)

Total operating charge	(0.9)	1.8	0.9

Other finance costs
Expected return on pension scheme assets	—	(1.6)	(1.6)
Interest on pension scheme liabilities	0.6	1.8	2.4

Net return	0.6	0.2	0.8

Statement of Total Recognized Gains and Losses
Actual return less expected return on pension scheme assets	—	(3.9)	(3.9)
Experience losses and (gains) arising on the scheme liabilities	0.7	(0.2)	0.5
Changes in assumptions underlying the present value of scheme liabilities	5.0	6.8	11.8

Actuarial losses recognized in Statement of Total Recognized Gains and Losses	5.7	2.7	8.4

Movements in deficit during the year
Deficit in scheme at beginning of the year	(13.4)	(14.7)	(28.1)
Movement in year:
Current service cost	(0.5)	(3.4)	(3.9)
Contributions	—	2.1	2.1
Benefits paid	0.3	—	0.3
Other finance costs	(0.6)	(0.2)	(0.8)
Foreign exchange losses	1.4	1.6	3.0
Actuarial losses	(5.7)	(2.7)	(8.4)

Deficit in scheme at end of year	(18.5)	(17.3)	(35.8)

Pension benefits history of experience gains and losses

	Year ended 31 December
	2007	2006	2005	2004
Difference between the expected and actual return on scheme assets:
Amount (US$ in millions)	(0.3)	0.2	(3.9)	(0.1)
Percentage of scheme assets	0.58%	0.49%	(14.01)%	(0.65)%
Experience gains on scheme liabilities:
Amount (US$ in millions)	—	(3.6)	(0.2)	(0.1)
Percentage of present value of the scheme liabilities	0.00%	(6.58)%	(0.37)%	(0.20)%
Total amount recognized in Statement of Total Recognized Gains and Losses:
Amount (US$ in millions)	(5.2)	(4.6)	2.7	3.0
Percentage of present value of the scheme liabilities	(9.17)%	(8.41)%	5.97%	8.22%

Post-retirement healthcare history of experience gains and losses

	Year ended 31 December
	2007	2006	2005	2004
Experience (gains) and losses on scheme liabilities:
Amount (US$ in millions)	(0.3)	(0.3)	0.7	(0.1)
Percentage of present value of the scheme liabilities	(1.35)%	(1.36)%	3.90%	(1.0)%
Total amount recognized in Statement of Total Recognized Gains and Losses:
Amount (US$ in millions)	(1.9)	(0.7)	5.7	1.6
Percentage of present value of the scheme liabilities	(8.52)%	(3.18)%	30.70%	12.0%

INMARSAT VENTURES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

24.	Capital commitments

The Group had authorized and contracted but not provided for capital commitments as at 31 December 2007 of US$482.2m (2006: US$139.0m). These amounts primarily represent commitments in respect of the Alphasat project, the launch of the Inmarsat-4 F3 satellite, Hawaii SAS site, satellite phone handset development and BGAN services.

25.	Contingencies

During the period, an assessment has been made against us for VAT payable in relation to the sale of our head office which took place in 2004. The total amount of the assessment, including penalties is estimated to be in the region of US$20.0m-US$24.0m.We have sought external advice and are appealing the assessment as well as considering other strategies to mitigate the position. We do not believe that a material loss is probable, and therefore no provision has been made in these financial statements. We cannot currently estimate the amount of time that will be required to settle this matter.

26.	Operating lease commitments

The Group had the following annual commitments under non-cancelable operating leases which expire:

	As at 31 December
	2007	2006	2005
	(US$ in millions)
Land and buildings
Within one year	0.3	—	—
Within two to five years	0.7	0.9	0.8
After five years	9.3	8.1	8.0
Other
Within one year	10.7	0.2	1.9
Within two to five years	10.2	10.8	9.9
After five years	0.5	—	—

	31.7	20.0	20.6

Land and buildings relates primarily to the 25-year leaseback of head office building at 99 City Road, London.

At 31 December 2007 the Group, in addition to the above operating lease commitments, is contracted to pay warranty costs relating to the BGAN programme of US$1.5m over the next year (2006: US$3.7m over the next two years, 2005: US$6.6m over the next three years).

27.	Derivative financial instruments

Forward foreign exchange

As at 31 December 2007 the face value of outstanding forward foreign exchange contracts was £65.0m (net fair value US$1.9m) and €8.9m (net fair value US$nil) assumed by the Group, all maturing in 2008. As at 31 December 2006 the notional amounts of outstanding forward foreign exchange contracts was £60.1m (net fair value US$8.5m) all maturing in 2007. During 2007 the Group transacted spot and forward foreign exchange contracts.

28.	Related party transactions

The Company being a 100% owned subsidiary of Inmarsat Group Limited is exempt under paragraph 17 of FRS 8, ‘Related Party Transactions’, from the requirements to disclose transactions with entities that are part of the group.

Following the transaction between Inmarsat plc and Communications Investment Partners Limited (“CIP Limited”) on 11 December 2007, the Directors consider that from this date, CIP UK Holdings Limited (“CIP UK”) and its subsidiaries (together “CIP”) were related parties of the Group by virtue of the common control provisions of FRS 8, ‘Related party disclosures’. Although Inmarsat plc does not hold an equity interest in, nor have any control over the financial and operating policies or any entitlement to receive dividends from CIP UK, under IFRS (more specifically Standing Interpretations Committee (“SIC”) 12, ‘Consolidation—Special Purpose Entities’ (“SPE”)) the Inmarsat plc group is required to consolidate the financial results of CIP UK, as it meets the IAS 27/SIC12 definition of a SPE given that the Inmarsat plc group is deemed to bear the risks and economic benefits of CIP UK. Revenue earned by the Group from CIP for the period 11 December to 31 December 2007 was US$12.1m. Other trading between the Group and CIP was not material to either party for the period 11 December to 31 December 2007. The amount held in accounts receivable owing from CIP at 31 December 2007 was US$71.2m.

INMARSAT VENTURES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

29.	Principal subsidiary undertakings

The following subsidiaries are included in the consolidated financial information:

	Principal activity	Country of registration and operation	Interest in issued ordinary share capital at 31 December
			2007	2006
Inmarsat Global Limited	Satellite telecommunications	England and Wales	100%	100%
Inmarsat Employment Company Limited	Employment company	Jersey	100%	100%
Inmarsat Inc	Service provider	USA	100%	100%
Inmarsat Employee Share Plan Trustees Limited	Corporate trustee	England and Wales	100%	100%
Inmarsat Trustee Company Limited	Corporate trustee	England and Wales	100%	100%
Inmarsat Brasil Limitada	Legal representative of Inmarsat	Brazil	99.9%	99.9%
Inmarsat Leasing Limited	Satellite leasing	England and Wales	100%	100%
Inmarsat (IP) Company Limited	Intellectual property holding company	England and Wales	100%	100%
Inmarsat Leasing (Two) Limited	Satellite leasing	England and Wales	100%	100%
Inmarsat Services Limited	Employment company	England and Wales	100%	100%
Inmarsat Launch Company Limited	Satellite launch Company	Isle of Man	100%	100%
Galileo Ventures Limited	Dormant	England and Wales	100%	100%
Inmarsat Navigation Ventures Limited	Dormant	England and Wales	100%	100%
Inmarsat B.V.	Service provider	The Netherlands	100%	100%
PT ISAT	Management and business consulting services	Indonesia	100%	100%
Inmarsat US Holdings Inc.	Holding company	USA	100%	—
Inmarsat Hawaii Inc.	Service provider	USA	100%	—

Inmarsat US Holdings Inc. was incorporated on 19 July 2007 to be the holding company for the Group subsidiaries in the US.

Inmarsat Hawaii Inc. was incorporated on 20 July 2007 to hold the assets for the Satellite Access Station in Hawaii.

30.	Parent Undertaking and Ultimate Controlling Party

The Company’s parent undertaking is Inmarsat Investments Limited and ultimate controlling party is Inmarsat plc, both incorporated in Great Britain and registered in England and Wales. The largest and smallest groups into which the results of the Company are consolidated are headed by Inmarsat plc and the Company respectively. Copies of the Inmarsat plc and Inmarsat Investments Limited consolidated financial statements can be obtained from the Company Secretary at 99 City Road, London, EC1Y 1AX.

31.	Events after the balance sheet date

A final dividend in respect of 2007 amounting to US$104.1m was declared by the Directors on 28 March 2008, to be paid on 21 May 2008 to Inmarsat Investments Limited. This dividend has not been recognized as a liability as at 31 December 2007.

Subsequent to 31 December 2007, other than the events discussed above, there have been no other material events which would affect the information reflected in the consolidated financial statements of the Group.

INMARSAT VENTURES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

32.	Summary of differences between United Kingdom and United States Generally Accepted Accounting Principles

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United Kingdom (“UK GAAP”), which differ in certain material respects from generally accepted accounting principles in the United States (“US GAAP”). Such differences involve methods for measuring the amounts shown in the consolidated financial statements, as well as different disclosures required by US GAAP.

The following tables contain a summary of the material adjustments to profit for the financial year between UK GAAP and US GAAP:

		Year ended 31 December
	Note	2007	2006	2005
		(US$ in millions)
Profit for the financial year as reported under UK GAAP		153.9	182.8	150.0
US GAAP adjustments:
Pension plans	a	(0.1)	—	(4.2)
Post-retirement healthcare	a	(0.4)	0.2	(0.7)
Financial instruments	b	(1.3)	1.9	(1.6)
Foreign exchange translation	b	—	(0.2)	—
Taxation	c	20.8	12.2	38.1
Development costs and amortization	d	0.9	3.4	(22.6)
Impairment of R-BGAN development costs	d	—	—	—
Depreciation on tangibles	e	(1.2)	(1.2)	(1.2)
Amortization on intangibles	g	(5.6)	(5.6)	(4.9)
Cumulative translation adjustment	h	—	11.7	—
Interest on bank loans and subordinated parent company debt	i	(89.5)	(95.4)	(163.7)
Capitalized interest	j	25.3	27.5	75.0
Deferred income on sale and leaseback	k	0.3	0.3	0.8
UK National Insurance on stock options	l	—	0.2	2.2
Network and satellite operation costs and amortization	m	0.6	0.6	(8.4)
Facility fee and amortization	o	—	(2.5)	2.5

Total adjustments		(50.2)	(46.9)	(88.7)

Net income under US GAAP		103.7	135.9	61.3

The following table contains a summary of the material adjustments to shareholders’ funds between UK GAAP and US GAAP:

	Note	As at 31 December
		2007	2006
		(US$ in millions)
Total shareholders funds as reported under UK GAAP		1,222.3	1,194.7
US GAAP adjustments:
Pension plans	a	(1.6)	(1.6)
Post-retirement healthcare	a	—	—
Financial instruments	b	(2.0)	8.5
Deferred taxation	c	(44.1)	(44.6)
Development costs	d	(56.8)	(57.7)
Foreign exchange translation	b	(0.9)	(1.2)
Tangible assets	e	(2.3)	(3.5)
Goodwill	f	247.2	247.2
Intangibles other than goodwill	g	92.5	94.6
Bank loans and subordinated parent company debt	i	(1,210.4)	(1,186.8)
Capitalized interest	j	195.3	170.0
Deferred income on sale and leaseback	k	(56.7)	(57.0)
UK National Insurance on stock options	l	2.8	2.6
Network and satellite operation costs and amortization	m	(7.3)	(7.8)
Investment property	n	(5.5)	(5.5)
Facility fee	o	—	—

Total US GAAP adjustments		(849.8)	(842.8)

Shareholders’ equity under US GAAP		372.5	351.9

INMARSAT VENTURES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

32.	Summary of differences between United Kingdom and United States Generally Accepted Accounting Principles (Continued)

A summary of the principal differences and additional disclosures applicable to the Group are set out below:

(a) Pension plans

Under UK and US GAAP different methods and assumptions are used to determine the pension expense. The principal differences are set out below.

Under UK GAAP, pension and post retirement costs credited/charged against profits relating to the Company’s pension schemes are accounted for in accordance with FRS17, ‘Accounting for Retirement benefits’. Actuarial gains and losses arising from one valuation to the next are amortized through the statement of total recognized gains and losses. Under US GAAP, all actuarial gains and losses in excess of the corridor are recognized over the average remaining service life of the employees. As of 31 December 2006, the Company adopted SFAS 158, ‘Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans’ (“SFAS 158”), which requires an employer to recognize the overfunded or underfunded status of a defined benefit post-retirement plan as an asset or liability on the balance sheet and to recognize changes in that funded status in the year in which the changes occur through other comprehensive income. Prior to the adoption of SFAS 158, the Company recognized an additional minimum pension liability to the extent that the value of benefits accrued based on employee service up to the Balance Sheet date (the accumulated benefit obligation) exceeded the value of plan assets, and the excess was greater than any accrual already established for unfunded pension costs. The transitional adjustment required on adoption of SFAS 158 was recorded as an adjustment to the 2006 year-end balance of accumulated other comprehensive income.

(b) Financial instruments and hedge accounting

During the normal course of business, the Group is exposed to foreign currency risk due to payment of certain operating expenses in currencies other than the Group’s functional currency, primarily sterling. This creates volatility in earnings and cash flows from year to year. The Group makes use of derivative instruments to limit this risk. The objective of the Group is to limit the volatility in earnings and cash flows as a result of this risk.

The Group has adopted a policy for hedging its foreign exchange exposure, which requires all projected non-US dollar expenditures to be hedged on a twelve-month rolling basis. Under UK GAAP, the Group accounts for its foreign currency derivative instruments as hedges and related exchange gains and losses are deferred until the maturity of the contract.

SFAS 133, ‘Accounting for Derivatives and Hedging Activities’ and related standards, adopted effective 1 January 2001, establishes accounting and reporting standards for derivative instruments including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activity. Changes in the fair value of derivatives are recorded in each year in current earnings or other comprehensive income, depending on whether a derivative is designated and documented as part of a hedge transaction and, if it is, the type of hedge transaction. The Group uses various derivative instruments, to hedge anticipated foreign currency expenditures. These contracts provide economic hedging to the Company.

Under US GAAP, unsettled monetary assets and liabilities of the Group, which are in a currency other than the functional currency, are translated to the functional currency at the year-end spot rate. Under UK GAAP, these unsettled monetary assets and liabilities of the Group, which are in a currency other than the functional currency are recorded at the average hedged rate.

Foreign exchange translation represents the adjustment of current assets and liabilities from contract rate to year end spot rate.

(c) Deferred taxation

Under UK GAAP, full provision is made for deferred tax assets and liabilities arising from timing differences where the Company has an obligation/benefit to pay more tax in the future as a result of past events. Under US GAAP, deferred tax is provided for on a full liability basis. Under the full liability method, deferred tax assets or liabilities are recognized for differences between the financial and tax bases of assets and liabilities

INMARSAT VENTURES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

32.	Summary of differences between United Kingdom and United States Generally Accepted Accounting Principles (Continued)

and for tax loss carry forwards at the statutory rate for each reporting date including temporary differences. Deferred tax amounts also arise as a result of the other UK GAAP to US GAAP adjustments. In particular, under US GAAP deferred tax is provided for on a full liability basis on the fair value adjustments which have been pushed down to Inmarsat Ventures Limited. Under UK GAAP, fair value adjustments have not been pushed down.

(d) Development costs

Under UK GAAP, the Company capitalizes development costs associated with the development of the User Terminals (“UT”) for BGAN services. Under US GAAP these development costs are expensed as incurred. Due to the non capitalization of UT development costs the associated amortization recorded under UK GAAP is not recognized for US GAAP purposes.

(e) Tangible assets

Tangible assets were fair valued on acquisition of Inmarsat Ventures Limited by Inmarsat Investments on 17 December 2003. Under US GAAP a portion of the fair value step up of tangible assets is “pushed down” to subsidiaries of Inmarsat Ventures Limited, which does not occur under UK GAAP.

(f) Goodwill

Amount represents goodwill resulting from the purchase accounting recorded in Inmarsat Investments Limited that is pushed down to Inmarsat Ventures according to US GAAP. Under UK GAAP no goodwill is recorded in Inmarsat Ventures and therefore the entire difference represents total goodwill under US GAAP. Goodwill is not amortized for US GAAP.

(g) Intangibles other than goodwill

Amount includes patents, trademarks, leasing backlog and orbital slots. Amounts recorded in respect of patents, trademarks and leasing backlog will be amortized on a straight-line basis over their estimated useful lives of twenty, seven and three years, respectively. Indefinite-lived intangibles (including orbital slots) will not be amortized for US GAAP purposes. These assets will be subject to annual impairment tests in accordance with US GAAP.

As a result of the current procedures that exist with the International Telecommunication Union of awarding new slots and the ‘expectancy right’ to maintain the once awarded orbital slots, we have assigned an indefinite life to the orbital slots. This is further supported by the following factors considered in determining useful lives of the Orbital slots:

i.	The Group expects to use the orbital slots for each of our satellites.

ii.	The expected useful life of the satellites, to which the useful life of the orbital slots relate, vary between 5-15 years. Satellites are replaced with newer more modern satellites once the operational life of the existing orbiting satellite is over. Such replacement is a requirement of the Group continuing to operate in its core business segment.

iii.	There are no legal, regulatory or contractual provisions that limit the useful life of the orbital slot except the operational life span of the orbiting satellite.

iv.	There are no legal, regulatory or contractual provisions that limit the renewal or extension of the orbital slot’s legal or contractual life except consent of the adjacent satellite operations, which is very likely to be obtained.

v.	There are no material effects of obsolescence, demand, competition or other economic factors that could limit the useful life of the orbital slots.

(h) Cumulative translation reserve

On 15 December 2006, the Group settled a finance lease receivable (which had been sold along with Inmarsat Burses Limited on 11 December 2006) which resulted in additional income under US GAAP due to the recognition of the related cumulative translation adjustment in income.

INMARSAT VENTURES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

32.	Summary of differences between United Kingdom and United States Generally Accepted Accounting Principles (Continued)

(i) Bank loans and subordinated parent company debt

Under US GAAP, the debt which Inmarsat Investments Limited acquired in order to effect the acquisition of Inmarsat Ventures Limited has been pushed down to the books of Inmarsat Ventures Limited. This accounting is not required under UK GAAP. Additionally, interest arising on the debt has also been pushed down into the Income Statement of Inmarsat Ventures Limited.

(j) Capitalized interest

Under UK GAAP, the Group does not capitalize interest. Under US GAAP, the Group capitalizes interest on all qualifying assets. The capitalization rate is applied to the total cumulative cash expenditures for qualifying assets according to SFAS 34, ‘Capitalization of Interest Cost’.

(k) Deferred income on sale and leaseback

Under UK GAAP, gains arising on sale and leaseback transactions are recognized as other income to the extent that the sale proceeds do not exceed the fair value of the assets concerned. Gains arising on the portion of the sale proceeds that exceed the fair value are deferred and amortized over the minimum lease term. Under US GAAP, the total gains, arising on qualifying sale leaseback transactions, including any realized revaluation gains, are deferred in full and amortized to income in proportion to the corresponding gross rental charges over the minimum lease term. Under US GAAP the rental payments are recognized on a straight-line basis over the lease term.

(l) Stock option costs

During 2004, the Company early adopted the provisions of Statement of Financial Standards (“SFAS”) No. 123 (R), ‘Share Based Payment’, which is a revision of SFAS No. 123, ‘Accounting for Stock-Based Compensation’. SFAS No. 123 (R) supersedes Accounting Principles Bulletin Opinion No. 25, ‘Accounting for Stock Issued to Employees’. Under SFAS No. 123 (R), stock options issued to employees are valued at fair value on the grant date and recognized in the Income Statement over the requisite service period of the option. The Company has adopted SFAS No. 123 (R), however there was no material impact of adopting this standard. Differences between UK GAAP and US GAAP with regard to the recognition of stock based compensation expense for the years ended 31 December 2007, 2006 and 2005 were not material.

Under UK GAAP, the liability for National Insurance on stock options is accrued based on the intrinsic value of the options on the date of grant and adjusted for subsequent changes in the market value of the underlying shares. Under US GAAP, this expense is recorded upon exercise of the stock options.

(m) Network and satellite operations

Under UK GAAP amounts received from a third party for the reimbursement of additional operating expenditures incurred as a result of non-delivery of the satellite are credited in network and satellite operations costs in the Income Statement. Under US GAAP, any payments received from a third party are presumed to be a reduction of the cost of the asset being constructed. Accordingly operating costs are increased and the carrying value of property, plan and equipment is decreased.

(n) Investment property

Under UK GAAP the property at 250 Old Street was revalued on a market basis to US$5.5m as at 31 December 2007 (2006 US$5.5m). Under US GAAP the property is recorded at cost less accumulated depreciation.

(o) Facility Fee

Previously under UK GAAP, direct costs associated with the origination of loans were taken to the Income Statement. From 1 January 2006, under UK GAAP such costs have been recognized as an asset and amortized over the life of the facility based on the effective interest method. US GAAP requires such costs to be recognized as an asset and amortized over the life of the facility based on the effective interest method.

INMARSAT VENTURES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

32.	Summary of differences between United Kingdom and United States Generally Accepted Accounting Principles (Continued)

During 2006, the Group revisited its accounting treatment of these costs, and aligned its accounting for these under UK GAAP with US GAAP.

(p) Other disclosures required by U.S. GAAP

Cash flow information

Under UK GAAP, the Group’s cash flow statements are presented in accordance with Financial Reporting Standard No. 1, ‘Cash Flow Statements’ (“FRS 1”), as revised. This statement presents substantially the same information as is required under SFAS 95, ‘Statement of Cash Flows’ under U.S. GAAP.

Under UK GAAP, the Group’s “cash flow” is comprised of increases or decreases in “cash”, which is comprised of cash at bank and in hand and overdrafts. Cash flow is defined differently under U.S. GAAP. For purposes of presenting cash flow information in accordance with U.S. GAAP, cash flow represents increases or decreases in “cash and cash equivalents”, which includes cash and short-term, highly liquid investment with original maturities of less than 90 days, and excludes overdrafts.

Under UK GAAP, cash flows are presented for operating activities; dividends from joint ventures and associates; returns on investments and servicing of finance; taxation; capital expenditure and financial investment; acquisitions and disposals; equity dividends paid; and management of liquid resources and financing. U.S. GAAP requires the classification of cash flows resulting from operating, investing and financing activities.

Cash flows under U.S. GAAP in respect of interest received, interest paid, investment income and taxation are included within operating activities. Under U.S. GAAP, capital expenditure and financial investment and cash flows from acquisitions and disposals are included within investing activities. Equity dividends paid and management of liquid resources are included within financing activities.

INMARSAT VENTURES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

For the years ended 31 December 2007, 2006 and 2005

	Balance at beginning of period	Charged to costs and expenses	Deductions	Balance at end of period
	(US$ in millions)
2007
Revenue provision	(2.4)	(12.0)	9.9	(4.5)
Stock provision	(4.0)	0.4	(0.7)	(4.3)

	(6.4)	(11.6)	9.2	(8.8)
2006
Revenue provision	(6.0)	(6.6)	10.2	(2.4)
Stock provision	(6.2)	3.3	(1.1)	(4.0)

	(12.2)	(3.3)	9.1	(6.4)
2005
Revenue provision	(6.2)	(6.9)	7.1	(6.0)
Stock provision	(9.4)	5.6	(2.4)	(6.2)

	(15.6)	(1.3)	4.7	(12.2)

INMARSAT GLOBAL LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Inmarsat Global Limited

We have audited the accompanying balance sheets of Inmarsat Global Limited (“the Company”) as at 31 December 2007 and 2006, the related profit and loss account, statement of total recognized gains and losses, reconciliation of movements in shareholder’s funds, statement of cash flows and the related notes for each of the two years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Company for the year ended 31 December 2005 were audited by other auditors whose report, dated 28 April 2006, expressed an unqualified opinion on those statements.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Inmarsat Global Limited at 31 December 2007 and 2006, and the results of its operations and cash flows for each of the two years then ended, in conformity with accounting principles generally accepted in the United Kingdom.

Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in note 31 to the financial statements.

Deloitte & Touche LLP

London, England

29 April 2008

INMARSAT GLOBAL LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Board of Directors and Shareholders of Inmarsat Global Limited (formally Inmarsat Limited)

We have audited the accompanying financial statements of Inmarsat Global Limited (formally Inmarsat Limited) as of 31 December 2005 which comprise the profit and loss account, reconciliation of movements in shareholders funds, statement of cash flows and the related notes for the year ended 31 December 2005. The financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the results of the operations and the cash flows of Inmarsat Global Limited for the year ended 31 December 2005 in conformity with accounting principles generally accepted in the United Kingdom.

Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in note 31 to the financial statements.

PricewaterhouseCoopers LLP

London

28 April 2006 (except as to note 31 which is as of 27 April 2007)

INMARSAT GLOBAL LIMITED

PROFIT AND LOSS ACCOUNT

	Note	Year ended 31 December
		2007	2006	2005
		(US$ in millions)
Revenues	2	554.8	499.3	478.6
Depreciation and amortization	3	(142.6)	(166.2)	(107.4)
Other net operating costs	3	(222.2)	(145.7)	(131.8)

Total operating costs		(364.8)	(311.9)	(239.2)

Total operating profit		190.0	187.4	239.4
Interest receivable and similar income	5	37.4	4.8	4.6
Interest payable and similar charges	5	(17.8)	(38.5)	(19.2)
Other finance costs	22	(0.8)	(4.7)	(0.7)

Profit on ordinary activities before taxation	4	208.8	149.0	224.1
Taxation expense	8	(62.4)	(27.0)	(68.9)

Profit for the year		146.4	122.0	155.2

All activities relate to continuing operations.

STATEMENT OF TOTAL RECOGNIZED GAINS AND LOSSES

		Year ended 31 December
	Note	2007	2006	2005
		(US$ in millions)
Profit for the year		146.4	122.0	155.2
Revaluation of investment property	20	—	1.8	3.7
Actuarial gains/(losses) from pension and post-retirement benefits	22	6.6	4.8	(6.9)
Movement on deferred tax relating to pension and post-retirement benefits	8	(2.0)	(1.4)	2.1

Total recognized gains for the year		151.0	127.2	154.1

The accompanying notes are an integral part of the financial statements.

INMARSAT GLOBAL LIMITED

BALANCE SHEET

		As at 31 December
	Note	2007	2006
		(US$ in millions)
Fixed assets
Intangible assets	10	68.9	70.2
Tangible assets	11	476.5	1,273.1

Total fixed assets		545.4	1,343.3

Current assets
Stocks	12	—	0.5
Debtors—amounts falling due within one year	13	407.3	248.6
Debtors—amount falling due after more than one year	13	582.3	—
Short-term deposits		29.7	38.0
Cash at bank and in hand		1.1	1.1

Total current assets		1,020.4	288.2

Creditors—amounts falling due within one year	14	(173.8)	(189.3)

Net current assets		846.6	98.9

Total assets less current liabilities		1,392.0	1,442.2

Creditors—amounts falling due after more than one year	15	(81.1)	(91.6)
Loan from parent undertaking	16	(166.2)	(207.9)
Provisions for liabilities	17	(150.7)	(137.2)

Net assets excluding pension and post-retirement liability		994.0	1,005.5

Pension and post-retirement liability	22	(15.6)	(21.0)

Net assets		978.4	984.5

Capital and reserves
Called up share capital	18	162.0	162.0
Share premium account	20	581.6	581.6
Other reserves	20	12.0	10.1
Retained earnings	20	222.8	230.8

Total equity shareholder’s funds		978.4	984.5

The accompanying notes are an integral part of the financial statements.

INMARSAT GLOBAL LIMITED

RECONCILIATION OF MOVEMENTS IN SHAREHOLDER’S FUNDS

	Note	Ordinary share capital	Share premium account	Other reserves	Retained earnings	Total
	(US$ in millions)
Balance at 1 January 2005		162.0	581.6	0.1	336.6	1,080.3

Profit for the year		—	—	—	155.2	155.2
Dividends payable	9	—	—	—	(280.2)	(280.2)
Share option charge	20	—	—	2.4	—	2.4
Actuarial gains from pension and post-retirement benefits	22	—	—	—	(6.9)	(6.9)
Movement on deferred tax relating to pension and post-retirement benefits		—	—	—	2.1	2.1
Revaluation of investment property	20	—	—	3.7	—	3.7

Balance at 31 December 2005		162.0	581.6	6.2	206.8	956.6

Profit for the year		—	—	—	122.0	122.0
Dividends payable	9	—	—	—	(101.4)	(101.4)
Share option charge	20	—	—	2.1	—	2.1
Actuarial gains from pension and post-retirement benefits	22	—	—	—	4.8	4.8
Movement on deferred tax relating to pension and post-retirement benefits	8	—	—	—	(1.4)	(1.4)
Revaluation of investment property	20	—	—	1.8	—	1.8

Balance at 31 December 2006		162.0	581.6	10.1	230.8	984.5

Profit for the year		—	—	—	146.4	146.4
Dividends in specie	9	—	—	—	(150.0)	(150.0)
Dividends payable	9	—	—	—	(9.0)	(9.0)
Share option charge	20	—	—	1.9	—	1.9
Actuarial gains from pension and post-retirement benefits	22	—	—	—	6.6	6.6
Movement on deferred tax relating to pension and post-retirement benefits	8	—	—	—	(2.0)	(2.0)

Balance at 31 December 2007		162.0	581.6	12.0	222.8	978.4

The accompanying notes are an integral part of the financial statements.

INMARSAT GLOBAL LIMITED

STATEMENT OF CASH FLOWS

		Year ended 31 December
	Note	2007	2006	2005
		(US$ in millions)
Net cash inflow from operating activities	21	352.4	307.9	356.4

Returns on investments and servicing of finance
Interest received		10.1	3.8	3.9
Interest paid		0.2	—	—
Dividends paid	9	(159.0)	(101.4)	(280.2)

Net cash outflow for returns on investments and servicing of finance		(148.7)	(97.6)	(276.3)

UK Corporation tax (paid)		—	—	(0.2)

Net cash outflow from taxation		—	—	(0.2)

Capital expenditure and financial investment
Purchase of tangible and intangible assets		(209.9)	(114.4)	(204.3)
Work performed by the Group and capitalized		(17.5)	(14.0)	(24.4)
Loan to parent undertaking		(599.4)	(44.5)	(10.6)

Net cash outflow for capital expenditure and financial investment		(826.8)	(172.9)	(239.3)

Acquisitions and disposals
Consideration under ACeS collaboration arrangement		—	(4.0)	—

Net cash outflow for acquisitions and disposals		—	(4.0)	—

Net cash (outflow)/inflow before management of liquid resources and financing		(623.1)	33.4	(159.4)

Management of liquid resources
Decrease/(increase) in short-term deposits	21	8.3	(4.3)	173.8

Net cash (outflow)/inflow after management of liquid resources		(614.8)	29.1	14.4

Financing
Loan from Group undertaking		(52.8)	207.9	—
Premium and fees on settlement of finance lease		—	(11.6)	—
Settlement of finance lease		—	(207.9)	—
Repayments of obligations under operating lease rentals		(88.2)	—	—
Premium on finance lease		763.1	—	—
Finance lease rental		0.8	—	—
Capital element of finance lease rental payments	21	(8.0)	(16.3)	(16.3)

Net cash outflow from financing		614.9	(27.9)	(16.3)

Increase/(decrease) in cash in the year		0.1	1.2	(1.9)

The accompanying notes are an integral part of these financial statements.

INMARSAT GLOBAL LIMITED

NOTES TO THE FINANCIAL STATEMENTS

1.	Principal accounting policies

Background

The principal activity of Inmarsat Global Limited (the “Company”) is the provision of mobile satellite communication services.

Basis of accounting

The financial statements are prepared under the historical cost convention as modified for the revaluation of investment property and in accordance with applicable UK accounting standards. A summary of the Company’s main accounting policies, which have been applied consistently, is given below.

The preparation of the financial statements requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the Balance Sheet dates and the reported amounts of revenue and expenses during the reported year. The more significant estimates include provisions, pension costs, deferred tax and asset lives. Actual results could differ from those estimates.

The Company has reviewed its accounting policies and continues to adopt accounting policies most appropriate to its business so as to give a true and fair view as well as disclose sufficient information to enable users to understand the policies and how they have been applied in the financial statements.

Comparatives

The Group previously classified ‘Work performed by the Group and capitalized’ within ‘Cash flow from operating activities’. Management believes that the inclusion as part of ‘Cash flow from investing activities’ is a fairer representation of the Group’s activities and as a result, US$14.0m and US$24.4m of cash flow in the 2006 and 2005 financial years respectively, has been reclassified from ‘Cash flow from operating activities’ to ‘Cash flow from investing activities’ to conform with our 2007 presentation.

Foreign currency translation

The functional and reporting currency of the Company is the US dollar as the majority of operational transactions are denominated in US dollars. Transactions not denominated in dollars during the year have been translated into dollars at an average hedged rate of exchange. Fixed assets denominated in currencies other than the dollar have been translated at the hedged rates of exchange ruling at the dates of acquisition. Monetary assets and liabilities denominated in currencies other than the US dollar for which the Company has purchased forward exchange contracts have been translated at the average hedged rates of exchange contained in those contracts. Differences on exchange are dealt with in the Profit and Loss Account.

The exchange rate between US dollars and Pounds Sterling as at 31 December 2007 was US$1.99/£1.00 (2006: US$1.96/£1.00). The average rate and hedged rate between US dollar and Pounds Sterling for 2007 was US$2.00/£1.00 (2006: US$1.84/£1.00, 2005: US$1.82/£1.00) and US$1.81/£1.00 (2006: US$1.77/£1.00, 2005: US$1.77/£1.00) respectively.

Shares issued by the Company and denominated in a currency other than US dollars are translated at the rates ruling at the date of the issue.

Financial instruments

The Company uses derivative financial instruments to hedge its exposure to foreign currency risk. To the extent that such instruments are matched against an underlying asset or liability they are accounted for using hedge accounting and, therefore, gains and losses are deferred and only recognized upon the maturity of the contract. Where instruments are not matched against an underlying asset or liability gains or losses are recognized in the Profit and Loss Account.

Revenue recognition

Mobile satellite communications services revenue results from utilization charges that are recognized as revenue over the period in which the services are provided. Deferred income attributable to mobile satellite communications services or subscription fees represents the unearned balances remaining from amounts received

INMARSAT GLOBAL LIMITED

NOTES TO THE FINANCIAL STATEMENTS (Continued)

1.	Principal accounting policies (Continued)

from customers pursuant to prepaid contracts. Mobile satellite communication service lease revenues are recorded on a straight-line basis over the term of the contract concerned, which is typically between one and twelve months, unless another systematic basis is deemed more appropriate.

The Company’s revenues are stated net of volume discounts which increase over the course of the financial year as specific revenue thresholds are achieved by distribution partners resulting in lower prices.

Revenue also includes income from services contracts, rental income, conference facilities and income from the sale of terminals.

Pensions and post-retirement benefits

The Company operates a hybrid pension scheme and a number of defined contribution pension schemes in its principal locations. The hybrid scheme provides benefits on both a defined benefit and defined contribution basis. The Company recognizes liabilities relating to the defined benefit pension plans and post-retirement healthcare benefits in respect of employees in the UK and overseas.

For defined benefit schemes the amount charged to operating profit is the cost of accruing pension benefits promised to the employees over the year. Other finance costs/income in the Profit and Loss Account includes a credit equivalent to the Company’s expected return on the pension scheme’s assets over the year, offset by a charge equal to the expected increase in the scheme’s liabilities over the year. The difference between the market value of the scheme’s assets and the present value of the scheme’s liabilities is disclosed as an asset or liability on the Balance Sheet, net of deferred tax (to the extent that it is recoverable). Pension fund actuarial gains and losses, including investment returns varying from the assumed returns, are recorded in full in the Statement of Total Recognized Gains and Losses.

Pension costs for the defined contribution schemes are charged to the Profit and Loss Account as incurred when the related employee service is rendered.

Stock compensation costs

The Company adopted FRS 20, ‘Share-based Payment’, which requires that where shares or rights to shares are granted to third parties, including employees, a charge is recognized in the Profit and Loss Account based on the fair value of the right to acquire at the date of the grant of the right. The Company recognizes charges relating to share options granted to employees provided the grant is not contingent on a future event. Where the grant is contingent, a charge is recognized when the contingency is realized. Share option costs represent the difference between the exercise price of these share options and the fair value of the underlying ordinary shares on the date of grant. The difference is amortized over the performance period or the vesting period where there is no performance criteria of the applicable options. See note 19.

The Company recognizes a charge for National Insurance contributions on outstanding share options where the options are expected to be exercised. The liability is calculated on the difference between the market value of the underlying shares at the end of the financial year and the option exercise price as it was recognized over the period from the date of grant to the end of the performance period.

Current Taxation

The tax currently payable is based on taxable profit for the year. Taxable profit differs from net profit as reported in the profit and loss account because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Company’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred Taxation

Deferred tax is recognized in respect of all timing differences that have originated but not reversed at the Balance Sheet date where transactions or events that result in an obligation to pay more tax in the future or a right to pay less tax in future have occurred at the Balance Sheet date. Timing differences are differences between the Company’s taxable profit and loss and its results as stated in the financial statements. No deferred tax is recognized on permanent differences.

INMARSAT GLOBAL LIMITED

NOTES TO THE FINANCIAL STATEMENTS (Continued)

1.	Principal accounting policies (Continued)

Deferred tax is measured at the average tax rates that are expected to apply in the period in which the timing differences are expected to reverse, based on tax rates and law that have been enacted or substantively enacted by the Balance Sheet date. Deferred tax is measured on a non-discounted basis. Deferred tax assets are recognized only to the extent that it is considered more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted. See note 8.

Research and development

Research expenditure is expensed when incurred. Development expenditure is expensed when incurred unless it meets criteria for capitalization. Development costs are only capitalized once a business case has been demonstrated as to the technical feasibility and commercial viability. Capitalized development costs are amortized on a straight-line basis over their expected useful economic life.

Software development costs

Software development costs directly relating to the development of new services are capitalized with the tangible fixed assets to which they relate. Costs are capitalized once a business case has been demonstrated as to technical feasibility and commercial viability. Such costs are depreciated over the estimated sales life of the services.

Space segment assets

Space segment assets comprise satellite construction, launch and other associated costs. Expenditure charged to space segment projects includes invoiced progress payments, amounts accrued appropriate to the stage of completion of contract milestone payments, external consultancy costs and direct internal costs. Internal costs, comprising primarily staff costs, are only capitalized when they are directly attributable to the construction of an asset. Progress payments are determined on milestones achieved to date together with agreed cost escalation indices. Deferred satellite performance payments represent the net present value of future payments dependent on the future performance of each satellite and are recognized in space segment assets when the satellite becomes operational. The associated liability is stated at its net present value and included within liabilities. These space segment assets are depreciated over the life of the satellites from the date they become operational and are placed into service.

Assets in course of construction

Assets in course of construction relate to the Inmarsat-4 F3 satellite, and BGAN and other services. These assets will be transferred to space segment assets and services equipment, fixtures and fittings respectively and depreciated over the life of the satellites or service once they become operational. No depreciation has been charged on these assets.

Other fixed assets

Other fixed assets are stated at historical cost less accumulated depreciation.

Intangible assets

Intangible assets comprise of terminal development costs and distribution rights, which are amortized on a straight line basis over their estimated useful lives which is between five and ten years. The carrying value of intangible assets is reviewed for impairment each financial year if events or changes in circumstances indicate the carrying value may not be recoverable. See note 10.

Depreciation of fixed assets

Depreciation is calculated to write off the historical cost less residual values, if any, of fixed assets, except land, on a straight-line basis over the expected useful lives of the assets concerned. The Company selects its depreciation rates carefully and reviews them annually to take account of any changes in circumstances. When setting useful economic lives, the principal factors the Company takes into account are the expected rate of

INMARSAT GLOBAL LIMITED

NOTES TO THE FINANCIAL STATEMENTS (Continued)

1.	Principal accounting policies (Continued)

technological developments, expected market requirements for the equipment and the intensity at which the assets are expected to be used. The lives assigned to significant tangible fixed assets are:

Space segment	5–15 years
Fixtures and fittings, and other building-related equipment	10 years
Buildings	50 years
Other fixed assets	3–5 years

Asset impairment

Tangible fixed assets are subject to impairment review in accordance with FRS 11, ‘Impairment of Fixed Assets and Goodwill’, if there are events or changes in circumstances that indicate that the carrying amount of the fixed asset or goodwill may not be fully recoverable. The impairment review comprises a comparison of the carrying amount of the fixed asset or goodwill with its recoverable amount, which is the higher of net realizable value and value in use. Net realizable value is calculated by reference to the amount for which the asset could be disposed of. Value in use is calculated by discounting the expected future cash flows obtainable as a result of the asset’s continued use, including those resulting from its ultimate disposal, at a market based discount rate on a pre-tax basis. The carrying values of fixed assets are written down by the amount of any impairment and this loss is recognized in the Profit and Loss Account in the period in which it occurs. If an external event gives rise to a reversal of an impairment loss, the reversal is recognized in the Profit and Loss Account and by increasing the carrying amount of the fixed asset in the period in which it occurs. The carrying amount of the fixed asset will only be increased up to the amount that it would have been had the original impairment not occurred. For the purpose of conducting impairment reviews, income generating units are identified as groups of assets, liabilities and associated goodwill that generate income that is largely independent of other cash flow streams.

The assets and liabilities include those directly involved in generating the cash flows and an appropriate proportion of corporate assets. For the purposes of impairment review, all space segment assets are treated as one income generating unit.

Leasing commitments

Assets acquired under finance leases, which transfer substantially all the rights and obligations of ownership, have been recorded in the Balance Sheet as fixed assets at their equivalent capital value and are depreciated over the useful life of the asset. The corresponding liability is analyzed between its short-term and long-term components. The interest element of the finance lease is charged to the Profit and Loss Account over the lease period at a constant rate. Rentals payable under operating leases are typically charged in the Profit and Loss Account in equal annual amounts over the term of the lease.

Interest and finance costs

Interest is recognized in the Profit and Loss Account using the effective yield method on a time proportion basis.

Transaction and arrangement costs of borrowings are capitalized as part of the carrying amount of the borrowings and amortized over the life of the debt.

Stocks

Stocks are stated at the lower of cost and net realizable value. Cost is determined by the average cost method.

Liquid resources

The Company defines liquid resources as short-term deposits and current asset investments capable of being converted into cash without curtailing or disrupting the business.

Provisions

Provisions, other than in respect of pension and post-retirement healthcare benefits for which accounting policies are described above, are recognized when the Company has a legal or constructive obligation to transfer economic benefits arising from past events and the amount of that obligation can be estimated reliably. Provisions are not recognized unless the transfer of economic benefits is probable.

INMARSAT GLOBAL LIMITED

NOTES TO THE FINANCIAL STATEMENTS (Continued)

1.	Principal accounting policies (Continued)

Loans and other borrowings

Loans and other borrowings are initially recognized as proceeds received, net of transaction and arrangement costs incurred. Transaction and arrangement costs of borrowings and the difference between the proceeds and the redemption value are recognized in the Profit and Loss Account over the life of the borrowings using the effective interest method.

Loans and other borrowings are classified as current liabilities unless the Company has an unconditional right to defer settlement of the liability for at least twelve months after the Balance Sheet date.

Loans and other borrowing costs for the construction of assets are not capitalized.

2.	Segmental information

The Company operates in one business segment being the supply of mobile satellite communications services. Within the mobile satellite communications services segment, the Company conducts its activities primarily in four business sectors, being maritime, land, leasing and aeronautical.

‘Other’ principally comprises income from technical support to other operators, the provision of conference facilities and leasing surplus office space to external organizations.

An analysis of revenues is set out below, including revenues by business sector.

	Year ended 31 December
	2007	2006	2005
	(US$ in millions)
Maritime	310.3	284.7	267.1
Land	125.8	116.1	121.8
Leasing (including Navigation)	66.2	60.3	60.9
Aeronautical	44.3	30.7	22.7

Total mobile satellite communication services	546.6	491.8	472.5
Other income	8.2	7.5	6.1

Total revenues	554.8	499.3	478.6

For the years presented below, the following customers (distribution partners), contributed more than 10% of revenues.

	Year ended 31 December
	2007	2006	2005
	(US$ in millions)
Customer A	239.0	220.6	120.2
Customer B(a)	209.7	121.2	111.4
Customer C(a)	—	75.4	68.5

(a)	Due to the consolidation of distribution partners during 2007 Customer C is now combined with Customer B.

The Company mainly operates in the geographic areas as included in the table below. The home country of the Company is the United Kingdom with its head office and central operations located in London.

Revenues are allocated to countries based on the location of the distribution partner who receives the invoice for the services.

INMARSAT GLOBAL LIMITED

NOTES TO THE FINANCIAL STATEMENTS (Continued)

2.	Segmental information (Continued)

Assets and capital expenditure are allocated based on the physical location of the assets.

	2007			2006			2005
	Revenue	Segment assets	Capital expenditure(c)	Revenue	Segment assets	Capital expenditure(c)	Revenue
	(US$ in millions)
Europe(a)	197.1	1,485.1	115.8	250.2	910.6	85.7	233.7
North America	289.3	—	—	155.5	—	—	153.7
Asia Pacific	61.0	—	—	86.2	—	—	84.2
Rest of the world	7.4	—	—	7.4	—	—	7.0
Unallocated(b)	—	80.7	—	—	720.9	—	—

	554.8	1,565.8	115.8	499.3	1,631.5	85.7	478.6

(a)	Segment assets in 2006 include the Inmarsat-4 F3 satellite, which is held in storage. On 8 march 2007 the Company passed economic ownership of the satellite to Inmarsat Leasing (Two) Limited, a fellow group company. See note 11.
(b)	Unallocated items relate to satellites which are in orbit.
(c)	Capital expenditure stated using accruals basis.

Because of the integrated nature of the satellite infrastructure, it is not feasible to show profit for the years by geographic location.

3.	Net operating costs

	Year ended 31 December
	2007	2006	2005
	(US$ in millions)
Own work capitalized	18.4	12.0	25.2
Intercompany Management Income	(5.4)	—	—
Network and satellite operations	(32.5)	(29.9)	(38.8)
Other external charges	(144.7)	(72.1)	(58.3)

Total external charges	(177.2)	(102.0)	(97.1)
Staff costs (see below)	(58.0)	(55.7)	(59.9)

Total other net operating costs	(222.2)	(145.7)	(131.8)
Depreciation and amortization	(142.6)	(166.2)	(107.4)

Total operating costs	(364.8)	(311.9)	(239.2)

Wages and salaries	(46.9)	(41.5)	(42.8)
Social security costs	(4.9)	(4.0)	(5.0)
Pension costs (note 22)	(3.7)	(5.4)	(4.5)
Share options charge (including employers national insurance contribution) (note 19)	(2.5)	(3.5)	(4.4)
Equity-settled share-based payments—Share Incentive Plan	—	(1.3)	(3.2)

Total staff costs	(58.0)	(55.7)	(59.9)

Own work capitalized, comprising primarily of staff costs, are only capitalized when they are directly attributable to the construction of an asset.

Wages and salaries for the year ended 31 December 2007 includes post-retirement healthcare costs of US$0.6m (2006: US$0.6m, 2005: US$0.3m). See note 22.

INMARSAT GLOBAL LIMITED

NOTES TO THE FINANCIAL STATEMENTS (Continued)

4.	Profit on ordinary activities before taxation

Profit on ordinary activities before taxation is stated after charging:

	Note	Year ended 31 December
		2007	2006	2005
		(US$ in millions)
Depreciation of tangible assets:
— Leased	11	10.7	11.6	11.4
— Owned	11	122.3	146.9	94.4
Amortization of intangible assets	10	9.6	7.7	1.6
Operating lease rentals
— Land and buildings		8.8	8.6	8.6
— Services equipment, fixtures and fittings		—	—	0.1
— Space segment		14.2	15.1	24.0
Auditors remuneration and expenses—audit services		0.4	0.5	0.7
Auditors remuneration and expenses—non-audit services		0.4	0.2	—
Staff costs	3	58.0	55.7	59.9
Advertising costs		6.4	7.5	7.6
Research and development costs		0.2	0.2	0.2

Included within depreciation on owned assets for 2007 is a non-recurring charge of US$9.4m relating to accelerated depreciation of an amount that was previously capitalized as part of the launch of the third Inmarsat-4 satellite.

5.	Interest

	Year ended 31 December
	2007	2006	2005
	(US$ in millions)
Intercompany interest payable under finance lease contracts	(2.3)	(15.4)	(15.5)
Net premium on early settlement of Burses Ltd finance lease	—	(14.7)	—
Unwinding of discount on deferred satellite liabilities	(3.7)	(4.1)	(3.1)
Loan waiver	—	(3.4)	—
Intercompany interest payable	(11.1)	(0.6)	—
Other interest	(0.6)	(0.2)	—
Interest payable on bank loans and overdrafts	(0.1)	(0.1)	(0.6)

Total interest payable and similar charges	(17.8)	(38.5)	(19.2)

Bank interest and other interest receivable	4.7	2.9	4.0
Intercompany interest receivable	32.7	1.9	0.6

Total interest receivable and similar income	37.4	4.8	4.6

Net interest receivable/(payable)	19.6	(33.7)	(14.6)

6.	Employee numbers

The average number of people (including the Executive Directors) employed during the year by category of employment:

	Year ended 31 December
	2007	2006	2005
Operations	119	91	71
Sales and marketing	44	51	70
Development and engineering	48	52	61
Administration	59	70	85

	270	264	287

INMARSAT GLOBAL LIMITED

NOTES TO THE FINANCIAL STATEMENTS (Continued)

7.	Directors’ remuneration

All the Directors of the Company are Directors of Inmarsat plc, the ultimate parent undertaking, and disclosure of Directors’ emoluments are included in the financial statements of Inmarsat Group Limited. No Directors of Inmarsat Global Limited received remuneration for their qualifying services to the Company.

8.	Taxation

The tax charge is based on the taxable profits for the year and comprises:

	Year ended 31 December
	2007	2006	2005
	(US$ in millions)
Corporation tax at 30%—current year	(47.1)	(23.4)	(50.3)
Deferred tax—current year	(23.9)	(17.3)	(17.7)
Adjustment to the opening deferred tax position in respect of the future reduction in the Corporation Tax rate from 30% to 28%	8.6	—	—

	(62.4)	(40.7)	(68.0)
Adjustments in respect of previous years
Current corporation tax	—	16.0	(0.9)
Deferred tax	—	(2.3)	—

	(62.4)	(27.0)	(68.9)

During 2006, the Company reached agreement with HM Revenue & Customs in relation to the market value of certain assets transferred in 1999 giving rise to tax credits for 2006 and prior years.

The differences between the total current tax shown above and the amount calculated by applying the standard rate of UK corporation tax to the profit before tax is as follows:

	Year ended 31 December
	2007	2006	2005
	(US$ in millions)
UK statutory tax rate	30%	30%	30%
Profit on ordinary activities before taxation	208.8	149.0	224.1

Corporation tax provision at UK statutory rate	(62.6)	(44.7)	(67.3)
Capital allowances in excess of depreciation and other short-term timing differences	37.5	17.9	18.9
Other timing differences	(0.6)	(0.1)	(1.3)
Other non-deductible expenses	(21.9)	4.6	(0.8)
Pension contribution relief in excess of pension cost charge/ (pension cost charge in excess of pension contribution relief)	0.5	(1.1)	0.2

Current tax charge for the year	(47.1)	(23.4)	(50.3)

Deferred taxation

The provision for deferred tax comprises:

	Year ended 31 December
	2007	2006	2005
	(US$ in millions)
Accelerated capital allowances	151.4	136.5	116.5
Deferred tax on share options	(1.4)	(0.9)	(1.3)
Other short-term timing differences	0.3	0.3	—

Liability recognized excluding that relating to pension and post-retirement liability (note 17)	150.3	135.9	115.2

Pension and post-retirement liability (note 22)	(6.1)	(9.0)	(9.3)

Total provision for deferred tax	144.2	126.9	105.9

As at 1 January	126.9	105.9
Deferred tax charged in the Profit and Loss Account	15.3	19.6
Deferred tax charged to the Statement of Total Recognized Gains and Losses	2.0	1.4

As at 31 December	144.2	126.9

INMARSAT GLOBAL LIMITED

NOTES TO THE FINANCIAL STATEMENTS (Continued)

9.	Dividends

The dividends paid to Inmarsat Ventures Limited (parent company) in 2007 were a dividend in species of US$150.0m and an interim dividend of US$9.0m. No final dividend was declared for the year ended 31 December 2006.

A final dividend in respect of 2007 amounting to US$104.1m was declared on 28 March 2008 by the Directors to be paid on 21 May 2008 to Inmarsat Ventures Limited. In accordance with FRS 21, ‘Events after the balance sheet date’, these financial statements do not reflect this final dividend payable.

The dividends paid in 2006 and 2005 were US$101.4m and US$280.2m, respectively.

10.	Intangible assets

	Terminal Development	Distribution Rights	Total
	(US$ in millions)
Cost at 1 January 2006	93.6	—	93.6

Additions	3.4	13.5	16.9

Cost at 31 December 2006	97.0	13.5	110.5

Additions	8.3	—	8.3

Cost at 31 December 2007	105.3	13.5	118.8

Accumulated amortization at 1 January 2006	(32.6)	—	(32.6)

Charge for the year	(6.8)	(0.9)	(7.7)

Accumulated amortization at 31 December 2006	(39.4)	(0.9)	(40.3)

Charge for the year	(7.1)	(2.5)	(9.6)

Accumulated amortization at 31 December 2007	(46.5)	(3.4)	(49.9)

Net book amount at 31 December 2006	57.6	12.6	70.2

Net book amount at 31 December 2007	58.8	10.1	68.9

User terminal development costs directly relating to the development of the user terminals for the BGAN services are capitalized as intangible fixed assets. BGAN costs are being amortized, from 2005, over the estimated sales life of the services, which is 10 years. Previous R-BGAN user terminal costs capitalized are being amortized over the estimated sales life of the services which is five years.

Distribution rights represent the consideration paid and payable by the Company in relation to its appointment as the exclusive wholesaler of existing ACeS services, and are being amortized on a straight-line basis over a remaining useful life of 5 years.

The amortization charge for 2005 in respect of terminal development assets was US$1.6m.

INMARSAT GLOBAL LIMITED

NOTES TO THE FINANCIAL STATEMENTS (Continued)

11.	Tangible assets

	Freehold land and buildings	Services equipment, fixtures and fittings	Space segment	Assets in course of construction	Total
	(US$ in millions)
Cost at 1 January 2006	3.7	415.4	2,518.0	544.0	3,481.1

Additions	1.8	11.8	48.7	6.5	68.8
Transfers	—	—	365.2	(365.2)	—
Disposals	—	(192.8)	(490.9)	—	(683.7)

Cost at 31 December 2006	5.5	234.4	2,441.0	185.3	2,866.2

Additions	—	12.5	32.0	63.0	107.5
Transfers	—	3.1	10.8	(13.9)	—
Disposals	—	—	(662.3)	(170.1)	(832.4)

Cost at 31 December 2007	5.5	250.0	1,821.5	64.3	2,141.3

Accumulated depreciation at 1 January 2006	—	(366.7)	(1,751.6)	—	(2,118.3)

Charge for the year	—	(14.5)	(144.0)	—	(158.5)
Disposals	—	192.8	490.9	—	683.7

Accumulated depreciation at 31 December 2006	—	(188.4)	(1,404.7)	—	(1,593.1)

Charge for the year	—	(17.9)	(115.1)	—	(133.0)
Disposals	—	—	61.3	—	61.3

Accumulated depreciation at 31 December 2007	—	(206.3)	(1,458.5)	—	(1,664.8)

Net book amount at 31 December 2006	5.5	46.0	1,036.3	185.3	1,273.1

Net book amount at 31 December 2007	5.5	43.7	363.0	64.3	476.5

On 8 March 2007, the Company granted a finance lease (the “Head lease”) over the three Inmarsat-4 satellites to a fellow group company; Inmarsat Leasing (Two) Limited for a period equal to the remaining life of the assets. The Company will retain legal title to the assets although economic ownership passes to Inmarsat Leasing (Two) Limited. The assets were reflected as a disposal at net book value therefore giving rise to neither a profit nor loss on disposal.

The net book amount of software development costs included within services equipment, fixtures and fittings was US$14.1m as at 31 December 2007 (2006: US$13.0m) net of accumulated depreciation of US$18.4m (2006: US$13.3m). Depreciation charges were US$5.3m in the year ended 31 December 2007 (2006: US$3.9m, 2005: US$1.9m).

The freehold land and buildings has been revalued on a market basis to US$5.5m as at 31 December 2007 (2006: US$5.5m). The market valuation was determined by the Directors.

The depreciation charge for 2005 in respect of freehold land and buildings, services equipment, fixtures and fittings and space segment assets was US$nil, US$15.5m and US$90.3m respectively.

There were no asset retirement obligations for the years ended 31 December 2007 and 2006.

12.	Stock

	As at 31 December
	2007	2006
	(US$ in millions)
Finished goods	—	0.5

The carrying value of stock is not materially different from replacement cost.

INMARSAT GLOBAL LIMITED

NOTES TO THE FINANCIAL STATEMENTS (Continued)

13.	Debtors

	As at 31 December
	2007	2006
	(US$ in millions)
Amounts falling due within one year
Trade debtors	140.4	138.8
Amount due from group undertakings	225.1	90.6
Finance lease receivable	0.3	—
Other debtors	15.2	12.9
Other prepayments and accrued income	26.3	6.3

	407.3	248.6

Amounts falling due after one year
Loan to parent company	575.8	—
Finance lease receivable	6.5	—

	582.3	—

The finance lease receivable represents the future accrual rents payable by Inmarsat Leasing (Two) Limited pursuant to the finance lease agreement discussed in note 11.

Included within ‘Other prepayments and accrued income’ is US$14.7m which represents the prepayment of operating lease rentals to Inmarsat Leasing (Two) Limited.

14.	Creditors—amounts falling due within one year

	As at 31 December
	2007	2006
	(US$ in millions)
Bank loans and overdrafts	0.1	0.2
Trade creditors	41.4	77.8
ACeS deferred consideration	2.4	2.9
Amounts due to group undertakings	23.4	23.1
Corporation tax	53.0	30.0
Other taxation and social security	1.2	3.3
Other creditors	0.8	0.5
Deferred satellite payments	11.8	11.3
Accruals and deferred income	39.7	40.2

	173.8	189.3

Amounts due to group undertakings are unsecured, interest free and payable on demand.

The ACeS deferred consideration relates to the purchase of distribution rights (see note 10).

15.	Creditors—amounts falling due after more than one year

	As at 31 December
	2007	2006
	(US$ in millions)
Deferred satellite payments	39.7	47.9
ACeS deferred consideration	4.7	6.6
Obligations under finance leases payable to group undertakings	36.7	37.1

	81.1	91.6

INMARSAT GLOBAL LIMITED

NOTES TO THE FINANCIAL STATEMENTS (Continued)

15.	Creditors—amounts falling due after more than one year (Continued)

The following is a summary of deferred satellite payments due after more than one year as at 31 December 2007:

Deferred satellite Payments
(US$ in millions)
31 December 2009	10.2
31 December 2010	7.1
31 December 2011	5.8
31 December 2012	5.1
Due after five years	11.5

Total	39.7

The ACeS deferred consideration relates to the purchase of distribution rights (see note 10).

On 11 December 2006 the Group announced the disposal of its wholly-owned subsidiary Burses Limited (formerly Inmarsat Leasing (Three) Limited). At the date of disposal, the sole asset of Burses Limited was an intra-group lease receivable with the Company. On 19 November 2006 this lease amount was settled in full by the Company. Following the settlement, the Group has no further liability to, or interest in, Burses Limited.

16.	Loan from parent undertaking—amounts falling due after more than one year

	Year ended 31 December
	2007	2006
	(US$ in millions)
Loan from parent undertaking	166.2	207.9

Total amounts falling due after more than one year	166.2	207.9

17.	Provision for liabilities

	Restructuring provision	Deferred Tax excluding deferred tax on pension deficit	Other	Total
	(US$ in millions)
As at 1 January 2005	0.4	97.6	0.4	98.4
Charged in respect of current year	—	17.6	—	17.6
Utilized in the current year	(0.4)	—	—	(0.4)

As at 31 December 2005	—	115.2	0.4	115.6

Charged in respect of current year	4.6	18.4	—	23.0
Charged in respect of prior year	—	2.3	—	2.3
Utilized in the current year	(3.7)	—	—	(3.7)

As at 31 December 2006	0.9	135.9	0.4	137.2

Charged in respect of current year	—	14.4	—	14.4
Utilized in the current year	(0.8)	—	(0.1)	(0.9)

As at 31 December 2007	0.1	150.3	0.3	150.7

In January 2006 the Company announced its intention to restructure the organization to reflect the fact that the Inmarsat-4 programme was nearing completion. The principal action in the restructuring plan involved a redundancy programme. The amount charged for the year ended 31 December 2007 was US$nil (2006: US$4.6m, 2005: US$nil). The redundancy provision that remains unpaid in respect of this restructuring as at 31 December 2007 is US$0.1m.

Of the total deferred tax provision in note 8 of US$144.2m (2006: US$126.9m), a US$6.1m (2006: US$9.0m) has been deducted in arriving at the net pension deficit on the Balance Sheet.

Other provisions in 2007 and 2006 relate to an onerous lease provision on premises located in Washington which is expected to be utilized by 2008.

INMARSAT GLOBAL LIMITED

NOTES TO THE FINANCIAL STATEMENTS (Continued)

18.	Called up share capital

	As at 31 December
	2007	2006
	(US$ in millions)
Authorized:
100,000,002 ordinary shares of £1 each	162.0	162.0

Allotted, issued and fully paid:
100,000,002 ordinary shares of £1 each	162.0	162.0

Shares issued by the Company denominated in a currency other than US dollars are translated at the rates ruling at the date of the issue.

19.	Employee share options

In November 2004, Inmarsat plc (the ultimate parent company) adopted the Staff Value Participation Plan (the “2004 Plan”). 219,020 A ordinary shares were granted under the 2004 Plan to eligible Directors or employees of the Group. A second grant of options over 7,140 A ordinary shares was made under the 2004 Plan to employees in January 2005. As part of the IPO, the A ordinary shares were converted following a 1 for 20 share split into ordinary shares. A third grant of options over 1,175,240 ordinary shares of €0.0005 each was approved in May 2005 under the 2004 Plan and granted to employees in June 2005. Both subsequent grants were made on equivalent terms to the initial grant in November 2004.

All options granted under the 2004 Plan and held by optionholders have now vested and are exercisable. Whenever options are exercised under the 2004 Plan, the holder must pay a de minimis charge of €1 for each tranche of options exercised. The options expire 10 years from the date of grant. Following the exercise of options granted under the 2004 Plan, shares are transferred to the optionholders from the Inmarsat Employees’ Share Ownership Plan Trust (“the Trust”) (resident in Guernsey). No new shares have been issued to satisfy the exercise of these options.

A summary of share option activity for the 2004 plan as at 31 December 2007 is as follows:

	Shares available for grant	Options outstanding	Weighted average exercise price per Option
Balance at 1 January 2006	41,886	4,340,895	£3.28
Granted re Share Incentive Plan (7 April 2006)	(57,872)	—
Forfeited	75,052	(75,052)
Exercised	—	(3,517,548)	£3.71
Exercised re International Sharesave Scheme	(699)	—

Balance at 31 December 2006	58,367	748,295	£3.60

Granted re Share Incentive Plan (10 April 2007)	(15,926)	—
Forfeited	930	(930)
Exercised	—	(435,673)	£4.10
Exercised re International Sharesave Scheme	(2,467)	—
Market purchase of shares (26 November 2007)	1,000,000	—

Balance at 31 December 2007	1,040,904	311,692	£3.64

Exercisable at 31 December 2007	—	311,692

Exercise Price per tranche	—	€1.00

The weighted average of the remaining contractual life for the 2004 plan as at 31 December 2007 is 7.0 years.

In line with FRS 20, ‘Share-Based Payment’, the Company recognized US$2.5m in share compensation costs for the 2007 financial year (2006: US$3.5m, 2005: US$4.4m). Total share-based compensation costs are recognized over the vesting period of the options ranging from one to four years.

INMARSAT GLOBAL LIMITED

NOTES TO THE FINANCIAL STATEMENTS (Continued)

19.	Employee share options (Continued)

Prior to Inmarsat plc (the ultimate parent company) being publicly quoted, the exercise price of the options under the A ordinary shares issued in the 2004 Plan of Inmarsat plc was de minimis in nature, accordingly the fair value of each option is equivalent to the fair value of the underlying share at the date of the grant. This fair value of US$12.50 per share (before any adjustment for the share split in June 2005) was calculated using a range of potential values using analysis of comparable quoted shares, discounted cash flows and comparable transactions. The fair value within this range was then selected by the Directors using the independent analysis which had been prepared.

For the options granted under the 2004 Plan in June 2005 (before share split), the fair value was estimated by the Directors to be US$30.00 per share. The US$30.00 was calculated using a similar methodology as the Directors of Inmarsat plc continued to believe that the ‘discounted trading multiple’ approach was the most appropriate.

Inmarsat plc also operates a Bonus Share Plan (“BSP”) and the first share awards were granted on 31 May 2005 with the shares allocated after the announcement of the 2005 financial results in March 2006. There were additional share awards under the BSP in September 2005, March 2007, May 2007 and September 2007 with the same conditions as the original grant. These awards were made in the form of a conditional allocation of shares. The performance conditions attached to the annual bonus plan are non-market based performance conditions.

The 2005 awards vest in three equal tranches following the announcement of the final results for each of the financial years 2006, 2007 and 2008, subject to continued employment. The 2007 awards vest in three equal tranches following the announcement of the final results for each of the financial years 2008, 2009 and 2010, subject to continued employment. Dividends will accrue during this period and be added as additional shares upon vesting. The rules of the BSP provide that the Remuneration Committee has the discretion to satisfy the awards using cash instead of shares. It is the intention, however, of Inmarsat plc to satisfy the awards using newly-issued shares.

As the BSP provides free share awards with no market based performance condition attached, and which carry an entitlement to dividends paid in cash or shares during the vesting period, the fair value of the awards is the value of the grant. This is due to the fact that regardless of the market price at the time the award or shares is made, the total value of shares to be awarded will not change.

In addition to the BSP, Inmarsat plc also operates a Performance Share Plan (“PSP”) under which the first share award was made on 31 May 2005 in the form of a conditional allocation of shares. The number of shares subject to the award was determined by reference to the price at which the shares were offered for sale upon the listing of Inmarsat plc on the London Stock Exchange in June 2005 of £2.45 per share. Participants are entitled to receive the value of any dividends that are paid during the vesting period in the form of cash or additional shares. There were additional grants in September 2005 and March 2007 with the reference price in determining the number of shares of £3.24 and £3.95 respectively (market value of shares on the date of grant).

The PSP shares will not normally be transferred to participants until the third anniversary of the award date. The transfer of shares is dependent upon the performance condition being satisfied over the three consecutive financial years starting in the financial year the award date falls. The rules of the PSP provide that the Remuneration Committee has the discretion to satisfy the awards using cash instead of shares. It is the intention, however, of Inmarsat plc to satisfy the awards using newly-issued shares at the end of the relevant three year period unless a participant leaves and is entitled under the Rules to receive a proportionate award and the performance condition has been met.

INMARSAT GLOBAL LIMITED

NOTES TO THE FINANCIAL STATEMENTS (Continued)

19.	Employee share options (Continued)

The performance condition is based on the Group’s Total Shareholder Return (“TSR”) relative to constituents of the FTSE 350 index (excluding investment trusts) and a non-market based condition, based on EBITDA measured over a three-year period. The vesting schedule for PSP awards is structured so that the shape of the vesting schedule is determined by both TSR and EBITDA performance. The market based performance condition has been incorporated into the valuation. The fair value of the allocation and the assumptions used in the calculation are as follows:

	Performance Share Plan			CEO award
Grant date	31 May 2005	29 September 2005	29 March 2007	28 September 2007
Grant price	£2.45	£3.24	£3.95	£4.49
Exercise price	nil	nil	nil	nil
Bad leaver rate	0%	0%	0%	0%
Vesting period	3 years	3 years	3 years	3 years
Expected correlation between any pair of shares in PSP comparator group	12%	10%	n/a	n/a
Volatility	36%	34%	27%	28%
Fair value per share option	£1.34	£2.20	£2.15	£2.65

Both the BSP and PSP share awards expire 10 years after date of grant. The weighted average of the remaining contractual life for both the BSP and PSP share awards at 31 December 2007 is 9.0 and 7.7 years respectively.

Following the announcement on 28 September 2007 that Andrew Sukawaty has agreed to remain in the joint role of Chairman and Chief Executive Officer of Inmarsat plc for a further period, expected to be not less than two years, the Remuneration Committee made him an exceptional award of one million incentive shares conditional upon the delivery of significant share price growth. The mid-closing share price on 27 September 2007 was £4.49 per share. No shares will be earned unless, three years after grant, the share price reaches a minimum price of £5.50. For performance above this level, shares will be earned pro-rata up to a share price of £7.25 at which the full award will be earned. A further award over 700,000 shares could be earned if, at the time that performance is assessed, the share price has reached £9.25. If the share price is below £7.25, none of the additional shares would be earned and if between £7.25 and £9.25, shares would be earned pro-rata up to a share price of £9.25.

The share price performance condition will be assessed on the basis of the average closing price of Inmarsat shares over the last 20 trading days of the performance period. Additional shares will accrue representing the value of dividends paid during the performance period on the number of shares that ultimately vest.

The Remuneration Committee anticipates that if an award of shares is made to Mr Sukawaty, then the share price performance will have out-performed the FTSE 350 index (excluding investment trusts). However, in the event that this is not the case, the Remuneration Committee retains the discretion to scale back the award of shares by up to 50% of the proposed share award.

The Trust purchased one million shares on 26 November 2007 to hold against the satisfaction of the award. This has been funded through a loan from Inmarsat plc to the Trust.

Inmarsat plc also operates a UK Sharesave Scheme for which the first invitation was made in June 2005. The Sharesave Scheme is an HM Revenue & Customs approved scheme open to all UK PAYE-paying permanent employees. The maximum that can be saved each month by an employee is £250. Savings over the period plus interest may be used to acquire shares at the end of the savings contract. The options have been granted with an option price of £2.24 per ordinary share (a 20% discount to market value of the shares on the invitation date (23 June 2005)). The Scheme operates with a three year savings contract. Options are exercisable for a period of up to six months following the end of the three year savings contract and under certain circumstances if an employee leaves the Group. No dividends are accumulated on options during the vesting period. Newly issued shares will be used to satisfy the options.

Inmarsat plc also operates an International Sharesave Scheme which mirrors the operation of the UK Sharesave Scheme as closely as possible. However, instead of receiving a share option, participants receive the

INMARSAT GLOBAL LIMITED

NOTES TO THE FINANCIAL STATEMENTS (Continued)

19.	Employee share options (Continued)

spread between the share price at the end of the vesting period and the exercise price, delivered (at Inmarsat plc’s discretion) in cash or shares. It is Inmarsat plc’s intention to satisfy the awards using shares only—some of which are held by the Trust and some of which will be newly-issued.

Options under the UK and International Sharesave Schemes expire after a maximum of 3.5 years following the initial savings payment having been made. The weighted average of the remaining contractual life for the UK and International Sharesave Schemes at 31 December 2007 is 1.1 and 1.3 years respectively.

Options under both the UK and International Sharesave Schemes have been valued using the Black Scholes model with the following assumptions:

	Sharesave Scheme (UK)	Sharesave Scheme (International)
Grant date	21 July 2005	19 October 2005
Market price date of Grant	£3.14	£2.80
Exercise price	£2.24	£2.24
Bad leaver rate	5%pa	5%pa
Vesting period	3 years	3 years
Volatility	35%	34%
Dividend yield assumption	3.6%	2.8%
Risk free interest rate	4.25%	4.25%
Fair value per option	£1.10	£0.90

The historic volatility is based on the constituents of the FTSE 350 Telecoms Service Index, which was measured over three years to each of the grant dates. The volatility assumption used for each of the awards is based on median volatility for the constituents of the sector.

Awards under the UK Share Incentive Plan (“SIP”) were made on 7 April 2006 and 10 April 2007. The SIP is an HM Revenue & Customs approved plan open to all UK permanent employees and operates in conjunction with a UK tax-resident trust which holds shares on behalf of participating employees. Under the SIP, Inmarsat plc can award ‘Free Shares’ (up to a maximum value of £3,000) to employees. Employees can also acquire ‘Partnership Shares’ from their salary up to a maximum of £1,500 per annum and Inmarsat plc will match this with up to two free ‘Matching Shares’ per ‘Partnership Share’ (equivalent to a maximum value of £3,000 per annum). The market value per ordinary share at the date of the awards were £3.773 (2006) and £4.14 (2007).

Arrangements were put in place for eligible overseas employees to replicate both awards under the SIP as closely as possible. Additional arrangements have also been put in place for employees to acquire shares over the capped amounts in relation to the SIP award in 2006. On 7 April 2006, in aggregate 57,872 ordinary shares of €0.0005 each were awarded to eligible employees from the Inmarsat Employees’ Share Ownership Plan Trust in respect of the award to overseas employees and the additional award to certain employees. On 10 April 2007, 15,926 ordinary shares of €0.0005 each were awarded to eligible overseas employees to replicate the SIP award. The same market value per ordinary share was used as for the SIP for each award.

No Executive Director or member of the Executive Management Board applied to participate in the SIP or equivalent overseas arrangements.

INMARSAT GLOBAL LIMITED

NOTES TO THE FINANCIAL STATEMENTS (Continued)

19.	Employee share options (Continued)

A summary of share awards and option activity as at 31 December 2007 is as follows (excluding the 2004 Plan which is noted above):

Share Awards and options outstanding	Share Incentive Plan (UK)	Share Incentive Plan (International and Unapproved)	BSP	CEO Share Incentive Award*	Performance Share Plan	Sharesave Scheme (UK)	Sharesave Scheme (International)	Total
Balance at 1 January 2006	—	—	—	—	807,869	844,468	111,798	1,764,135

Granted/Allocated	460,312	57,872	215,542	—	—	—	—	733,726
Lapsed	—	—	—	—	—	(77,534)	(11,988)	(89,522)
Exercised	—	—	—	—	—	(19,392)	(699)	(20,091)
Transferred/Sold	(53,085)	(9,199)	—	—	—	—	—	(62,284)

Balance at 31 December 2006	407,227	48,673	215,542	—	807,869	747,542	99,111	2,325,964

Granted/Allocated	216,114	15,926	945,035	1,000,000	120,764	—	—	2,297,839
Lapsed	—	—	—	—	(22,043)	(47,772)	(11,002)	(80,817)
Exercised	—	—	—	—	—	(5,342)	(5,914)	(11,256)
Transferred/Sold	(50,623)	(986)	(80,879)	—	(14,692)	—	—	(147,180)

Balance at 31 December 2007	572,718	63,613	1,079,698	1,000,000	891,898	694,428	82,195	4,384,550

Exercisable at 31 December 2007	—	—	—	—	—	—	—	—

Exercise Price per share	n/a	n/a	nil	nil	nil	£2.24	£2.24	nil

*	As described above, a further award over 700,000 shares could be earned if, after three years from grant, the share price has reached £9.25 per share.

20.	Reserves

	Share premium	Other reserves	Retained earnings
	(US$ in millions)
Balance at 1 January 2006	581.6	6.2	206.8
Profit for the year	—	—	122.0
Dividends payable	—	—	(101.4)
Share option charge	—	2.1	—
Revaluation of investment property	—	1.8	—
Actuarial gains from pension and post-retirement benefits	—	—	4.8
Movement on deferred tax relating to pension and post-retirement benefits	—	—	(1.4)

Balance at 31 December 2006	581.6	10.1	230.8

Profit for the year	—	—	146.4
Dividends in specie	—	—	(150.0)
Dividends payable	—	—	(9.0)
Share option charge	—	1.9	—
Actuarial gains from pension and post-retirement benefits	—	—	6.6
Movement on deferred tax relating to pension and post-retirement benefits	—	—	(2.0)

Balance at 31 December 2007	581.6	12.0	222.8

In 2007 the Company paid a dividend in specie to Inmarsat Ventures Limited of US$150.0m.

Other reserves as at 31 December 2007 includes US$6.5m (2006: US$4.6m) recognized in line with FRS 20, ‘Share-based Payment’ for the Company’s share option plans. The Company recognizes charges relating to share options granted over the vesting period. See note 19.

INMARSAT GLOBAL LIMITED

NOTES TO THE FINANCIAL STATEMENTS (Continued)

20.	Reserves (Continued)

Property at 250 Old Street is classified as an investment property. An investment property comprises freehold office buildings, held for long-term rental yields and is not occupied by the Company. Investment property is carried at fair value under UK GAAP, representing open-market value determined annually. At 31 December 2007 the investment property had a value, which was determined by the directors, of US$5.5m (2006: US$5.5m).

21.	Notes to cash flow statements

Reconciliation of operating profit to net cash inflows from operating activities:

	Year ended 31 December
	2007	2006	2005
	(US$ in millions)
Operating profit	190.0	187.4	239.4
Depreciation	133.0	158.5	105.8
Amortization	9.6	7.7	1.6
Non-cash effect of issue of share capital to employees	2.5	3.5	4.4
(Increase)/decrease in debtors	(19.4)	11.6	8.8
Increase/(decrease) in creditors	39.4	(60.8)	(2.6)
Decrease/(increase) in stocks	0.5	(0.2)	0.4
(Decrease)/increase in provisions	(3.2)	0.2	(1.4)

Net cash inflow from operating activities	352.4	307.9	356.4

Reconciliation of net cash flows to movement in net debt:

	Year ended 31 December
	2007	2006	2005
	(US$ in millions)
Net debt at beginning of year	206.1	204.7	22.4
(Increase)/decrease in cash in the year	(0.1)	(1.2)	1.9
Movements in liquid resources	8.3	(4.3)	173.8
Loan from parent undertaking	(52.8)	207.9	—
Non-cash adjustment	18.7	23.2	22.9
Settlement of finance lease	—	(207.9)	—
Capital element of finance lease rental payments	(8.0)	(16.3)	(16.3)

Net debt	172.2	206.1	204.7

Analysis of net debt:

	Cash at bank and in hand	Overdraft	Cash at bank less overdrafts	Short-term investment	Finance lease obligations	Loan from parent undertaking	Total
At 1 January 2005	(1.6)	—	(1.6)	(207.5)	231.5	—	22.4
Net cash flow	1.0	0.9	1.9	173.8	(16.3)	—	159.4
Non-cash adjustment	—	—	—	—	22.9	—	22.9
At 31 December 2005	(0.6)	0.9	0.3	(33.7)	238.1	—	204.7

Net cash flow	(0.5)	(0.7)	(1.2)	(4.3)	(224.2)	207.9	(21.8)
Non-cash adjustment	—	—	—	—	23.2	—	23.2

At 31 December 2006	(1.1)	0.2	(0.9)	(38.0)	37.1	207.9	206.1

Net cash flow	—	(0.1)	(0.1)	8.3	(8.0)	(52.8)	(52.6)
Non-cash adjustment	—	—	—	—	7.6	11.1	18.7

At 31 December 2007	(1.1)	0.1	(1.0)	(29.7)	36.7	166.2	172.2

INMARSAT GLOBAL LIMITED

NOTES TO THE FINANCIAL STATEMENTS (Continued)

22.	Pension arrangements and post-retirement benefits

The Company’s hybrid pension plan, including defined benefit and defined contribution elements, commenced on 15 April 1999. Initial funding requirements were based on actuarial assumptions.

The Group operates pension schemes in each of its principal locations. The UK scheme has two plans, a defined benefit scheme, which is closed to new employees, and a defined contribution plan. The defined benefit scheme is funded and its assets are held in a separate fund administered by a corporate trustee. US$2.0m was charged in the Profit and Loss Account in the year ended 31 December 2007 in respect of the defined benefit section of the scheme, net of a foreign exchange gain of US$0.1m (2006: US$6.4m net of foreign exchange loss of US$2.0m, 2005: US$2.0m, net of foreign exchange gain of US$1.6m).

The defined benefit section of the hybrid scheme was valued using the projected unit method with the formal valuation undertaken by professionally qualified and independent actuaries, Watson Wyatt LLP, as at 31 December 2005. The actuarial valuation of the assets of the scheme at that date, net of liabilities, was US$8.9m. The results of the valuation have been updated for any material transactions and material changes in circumstances (including changes in market prices and interest rates) up to 31 December 2007. The results of this updated valuation as at 31 December 2007, for the purposes of the disclosures required by FRS17, ‘Accounting for Retirement benefits’, are set out below.

The assets held in respect of the defined benefit section of the UK Scheme and the expected rates of return were:

	As at 31 December
	2007		2006		2005
	Value	Long-term rate of return Expected	Value	Long-term rate of return expected	Value	Long-term rate of return expected
	(US$ in millions)		(US$ in millions)		(US$ in millions)
Equities	43.5	7.75%	37.0	7.60%	25.3	7.60%
Bonds	5.8	5.15%	4.1	4.80%	2.5	4.45%
Other	2.3	6.45%	—	—	—	—
Cash(a)	—	4.35%	—	4.10%	0.1	3.85%

Total market value of assets	51.6		41.1		27.9

(a)	As at 31 December 2007 and 2006 US$14,000 was held in cash.

The assumptions which have the most significant effect on the results of the actuarial valuations are those relating to the rate of return on investments, the rates of increases in salaries and the rate of pension increases. For the calculation of the initial funding rates, the actuaries assumed that the rate of investment return for valuing accrued benefits would, on average, exceed pay and pension increases by 2.7% and 4.7% per annum respectively and the rate of investment return for valuing future service benefits would, on average, exceed pay and pension increases by 2.0% and 4.0% per annum respectively.

The Company provides post-retirement medical benefits including healthcare to retired employees and their dependants that were employed with the Company before 1 January 1998. Employees who have 10 years of service at the age of 58 and retire are eligible to participate in the post-retirement benefit plans. The plan is self-funded and there are no plan assets from which the costs are paid. The cost of providing retiree healthcare is actuarially determined and accrued over the service period of the active employee group. Membership to this plan is multi-national, although most staff are currently employed in the UK.

The obligation under these plans was determined by the application of the terms of medical plans, together with relevant actuarial assumptions and healthcare cost trend rates. The long-term rate of medical expense inflation used in the actuarial calculations is 4.0% per annum in excess of the rate of general price inflation of 3.45% (2006: 4.0% in excess of 3.10%, 2005: 4.0% in excess of 2.85%). The discount rate used in determining the accumulated post-retirement benefit obligation was 5.80% at 31 December 2007 (2006: 5.10%, 2005: 4.75%).

INMARSAT GLOBAL LIMITED

NOTES TO THE FINANCIAL STATEMENTS (Continued)

22.	Pension arrangements and post-retirement benefits (Continued)

The major actuarial assumptions used to calculate the scheme liabilities under FRS 17 as at 31 December 2007 and 2006 were:

	As at 31 December
	2007	2006	2005
Future salary increases	5.45%	5.10%	4.85%
Future pension increases	3.45%	3.10%	2.85%
Discount rate	5.80%	5.10%	4.75%
Inflation assumption	3.45%	3.10%	2.85%
Medical cost trend rate	7.45%	7.10%	6.85%

The mortality assumption has been updated to reflect experience and expected changes in future improvements in life expectancy. The average life expectancy assumptions are as follows:

	2007	2006	2005
	Number of years
Male (on retirement at age 65)	85.0	85.0	84.8
Female (on retirement at age 65)	88.2	88.2	87.8

For 2007 mortality has been assumed to follow the standard tables PA92C2006 rated down by one year and with a 0.25% reduction to the discount rate in payment to allow for future mortality improvements (which is equivalent to a future improvement in life expectancy of approximately one year in every ten years).

The following amounts in respect of all post-retirement benefits, as at 31 December 2007 and 2006, were measured in accordance with the requirements of FRS 17:

	As at 31 December 2007			As at 31 December 2006
	Post- retirement healthcare	Pension benefits	Total	Post- retirement healthcare	Pension benefits	Total
	(US$ in millions)
Total market value of assets	—	51.6	51.6	—	41.1	41.1
Present value of plan liabilities	(16.6)	(56.7)	(73.3)	(16.4)	(54.7)	(71.1)

Deficit in the plan	(16.6)	(5.1)	(21.7)	(16.4)	(13.6)	(30.0)
Related deferred tax asset	4.7	1.4	6.1	4.9	4.1	9.0

Net liability	(11.9)	(3.7)	(15.6)	(11.5)	(9.5)	(21.0)

INMARSAT GLOBAL LIMITED

NOTES TO THE FINANCIAL STATEMENTS (Continued)

22.	Pension arrangements and post-retirement benefits (Continued)

The amounts recognized in the financial statements in the years ended 31 December 2007, 2006 and 2005 in respect of all post-retirement benefits are set out below. Post-retirement healthcare service costs are included within wages and salaries; defined benefit service costs are included within pension costs; and foreign exchange gains and losses are included within other finance costs in the year ended 31 December 2007 and other external charges in the years ended 31 December 2006 and 2005 (see note 3). The total pension cost for the year ended 31 December 2007 of US$3.7m (2006: US$5.4m, 2005: US$4.5m) as disclosed in note 3 includes US$1.3m in respect of defined contribution pension costs (2006: US$1.1m, 2005: US$1.1m).

	Year ended 31 December 2007			Year ended 31 December 2006
	Post- retirement healthcare	Pension benefits	Total	Post- retirement healthcare	Pension benefits	Total
	(US$ in millions)
Operating profit
Current service cost	0.6	2.4	3.0	0.6	4.3	4.9
Foreign exchange gains	—	—	—	—	—	—

Total operating charge	0.6	2.4	3.0	0.6	4.3	4.9

Other finance costs
Foreign exchange losses/(gains)	0.4	(0.1)	0.3	1.9	2.0	3.9
Expected return on pension scheme assets	—	(2.9)	(2.9)	—	(2.2)	(2.2)
Interest on pension scheme liabilities	0.8	2.6	3.4	0.7	2.3	3.0

Net return	1.2	(0.4)	0.8	2.6	2.1	4.7

Statement of Total Recognized Gains and Losses
Actual return less expected return on pension scheme assets	—	(0.3)	(0.3)	—	0.2	0.2
Experience gains arising on the scheme liabilities	(0.2)	—	(0.2)	(0.1)	(3.6)	(3.7)
Changes in assumptions underlying the present value of scheme liabilities	(1.2)	(4.9)	(6.1)	(0.1)	(1.2)	(1.3)

Actuarial gains recognized in Statement of Total Recognized Gains and Losses	(1.4)	(5.2)	(6.6)	(0.2)	(4.6)	(4.8)

Movements in deficit during the year
Deficit in scheme at beginning of the year	(16.4)	(13.6)	(30.0)	(13.5)	(17.3)	(30.8)
Movement in year:
Current service cost	(0.6)	(2.4)	(3.0)	(0.6)	(4.3)	(4.9)
Contributions	—	5.3	5.3	—	5.5	5.5
Benefits paid	0.2	—	0.2	0.1	—	0.1
Other finance costs (excluding foreign exchange)	(0.8)	0.3	(0.5)	(0.7)	(0.1)	(0.8)
Foreign exchange (losses)/gains	(0.4)	0.1	(0.3)	(1.9)	(2.0)	(3.9)
Actuarial gains	1.4	5.2	6.6	0.2	4.6	4.8

Deficit in scheme at end of year	(16.6)	(5.1)	(21.7)	(16.4)	(13.6)	(30.0)

INMARSAT GLOBAL LIMITED

NOTES TO THE FINANCIAL STATEMENTS (Continued)

22.	Pension arrangements and post-retirement benefits (Continued)

	Year ended 31 December 2005
	Post- retirement healthcare	Pension benefits	Total
	(US$ in millions)
Operating profit
Current service cost	0.3	3.4	3.7
Foreign exchange losses	(1.1)	(1.6)	(2.7)

Total operating charge	(0.8)	1.8	1.0

Other finance costs
Expected return on pension scheme assets	—	(1.6)	(1.6)
Interest on pension scheme liabilities	0.5	1.8	2.3

Net return	0.5	0.2	0.7

Statement of Total Recognized Gains and Losses
Actual return less expected return on pension scheme assets	—	(3.9)	(3.9)
Experience gains arising on the scheme liabilities	0.6	(0.2)	0.4
Changes in assumptions underlying the present value of scheme liabilities	3.6	6.8	10.4

Actuarial losses recognized in Statement of Total Recognized Gains and Losses	4.2	2.7	6.9

Movements in deficit during the year
Deficit in scheme at beginning of the year	(9.8)	(14.7)	(24.5)
Movement in year:
Current service cost	(0.3)	(3.4)	(3.7)
Contributions	—	2.1	2.1
Benefits paid	0.2	—	0.2
Other finance costs	(0.5)	(0.2)	(0.7)
Foreign exchange losses	1.1	1.6	2.7
Actuarial losses	(4.2)	(2.7)	(6.9)

Deficit in scheme at end of year	(13.5)	(17.3)	(30.8)

Pension benefits history of experience gains and losses

	Year ended 31 December
	2007	2006	2005	2004
Difference between the expected and actual return on scheme assets:
Amount (US$ in millions)	(0.3)	0.2	(3.9)	(0.1)
Percentage of scheme assets	0.58%	0.49%	(14.01)%	(0.65)%
Experience gains on scheme liabilities:
Amount (US$ in millions)	—	(3.6)	(0.2)	(0.1)
Percentage of present value of the scheme liabilities	0.00%	(6.58)%	(0.37)%	(0.20)%
Total amount recognized in Statement of Total Recognized Gains and Losses:
Amount (US$ in millions)	(5.2)	(4.6)	2.7	3.0
Percentage of present value of the scheme liabilities	9.17%	(8.41)%	5.97%	8.22%

Post-retirement healthcare history of experience gains and losses

	Year ended 31 December
	2007	2006	2005	2004
Experience (gains) and losses on scheme liabilities:
Amount (US$ in millions)	(0.2)	(0.1)	0.6	(0.1)
Percentage of present value of the scheme liabilities	(1.20)%	(0.61)%	3.90%	(1.0)%
Total amount recognized in Statement of Total Recognized Gains and Losses:
Amount (US$ in millions)	(1.4)	(0.2)	4.2	1.2
Percentage of present value of the scheme liabilities	(8.38)%	(1.22)%	30.70%	12.0%

INMARSAT GLOBAL LIMITED

NOTES TO THE FINANCIAL STATEMENTS (Continued)

23.	Capital commitments

The Company had authorized and contracted but not provided for capital commitments as at 31 December 2007 of US$482.2m (2006: US$139.0m). These amounts primarily represent commitments in respect of the Alphasat project, the launch of the Inmarsat-4 F3 satellite, Hawaii SAS site, satellite phone handset development and BGAN services.

24.	Contingencies

During the period, an assessment has been made against us for VAT payable in relation to the sale of our head office which took place in 2004. The total amount of the assessment, including penalties is estimated to be in the region of US$20.0m-US$24.0m. We have sought external advice and are appealing the assessment as well as considering other strategies to mitigate the position. We do not believe that a material loss is probable, and therefore no provision has been made in these financial statements. We cannot currently estimate the amount of time that will be required to settle this matter.

25.	Operating lease commitments

The Company had the following annual commitments under non-cancelable operating leases which expire:

	As at 31 December
	2007	2006	2005
	(US$ in millions)
Land and buildings:
Within two to five years	0.4	—	—
After five years	9.3	8.1	8.0
Other:
Within one year	10.7	0.2	1.9
Within two to five years	10.2	10.8	9.9
After five years	0.5	—	—

	31.1	19.1	19.8

Land and buildings relates to the 25-year leaseback of head office building at 99 City Road, London.

At 31 December 2007 the Company, in addition to the above operating lease commitments, is contracted to pay warranty costs relating to the BGAN programme of US$1.5m over the next year (2006: US$3.7m over the next two years, 2005: US$6.6m over three years).

26.	Derivative financial instruments

Forward foreign exchange

As at 31 December 2007 the face value of outstanding forward foreign exchange contracts was £65.0m (net fair value US$1.9m) and €8.9m (net fair value US$nil) assumed by the Company, all maturing in 2008. As at 31 December 2006 the notional amounts of outstanding forward foreign exchange contracts was £60.1m (net fair value US$8.5m) all maturing in 2007. During 2007 the Group transacted spot and forward foreign exchange contracts.

27.	Related party transactions

The Company being a 100% owned subsidiary of Inmarsat Group Limited is exempt under paragraph 17 of FRS 8, ‘Related Party Transactions’, from the requirements to disclose transactions with entities that are part of the group.

Following the transaction between Inmarsat plc and Communications Investment Partners Limited (“CIP Limited”) on 11 December 2007, the Directors consider that from this date, CIP UK Holdings Limited (“CIP UK”) and its subsidiaries (together “CIP”) were related parties of the Group by virtue of the common control provisions of FRS 8, ‘Related party disclosures’. Although Inmarsat plc does not hold an equity interest in, nor have any control over the financial and operating policies or any entitlement to receive dividends from CIP UK, under IFRS (more specifically Standing Interpretations Committee (“SIC”) 12, ‘Consolidation—Special Purpose Entities’ (“SPE”)) the Inmarsat plc group is required to consolidate the financial results of CIP UK, as it meets the IAS 27/SIC12 definition of a SPE given that the Inmarsat plc group is deemed to bear the risks and economic benefits of CIP UK. Revenue earned by the Group from CIP for the period 11 December to 31 December 2007

INMARSAT GLOBAL LIMITED

NOTES TO THE FINANCIAL STATEMENTS (Continued)

27.	Related party transactions (Continued)

was US$12.1m. Other trading between the Group and CIP was not material to either party for the period 11 December to 31 December 2007. The amount held in accounts receivable owing from CIP at 31 December 2007 was US$71.2m.

28.	Investments

The Company owns 98% of Inmarsat Brasil Limitada, a dormant company registered in Brazil. This investment is held at nil value.

29.	Parent Undertaking and Ultimate Controlling Party

The Company’s parent undertaking is Inmarsat Ventures Limited and ultimate controlling party is Inmarsat plc, both incorporated in Great Britain and registered in England and Wales. The largest and smallest groups into which the results of the Company are consolidated are headed by Inmarsat plc and Inmarsat Ventures Limited respectively. Copies of the Inmarsat plc and Inmarsat Ventures Limited consolidated financial statements can be obtained from the company Secretary at 99 City Road, London, EC1Y 1AX.

30.	Events after the balance sheet date

A final dividend in respect of 2007 amounting to US$104.1m was declared by the Directors on 28 March 2008, to be paid on 21 May 2008 to Inmarsat Ventures Limited. This dividend has not been recognized as a liability as at 31 December 2007.

Subsequent to 31 December 2007, other than the events discussed above, there have been no material events which would affect the information reflected in the financial statements of the Company.

31.	Summary of differences between United Kingdom and United States Generally Accepted Accounting Principles

The financial statements of Inmarsat Global Limited (the “Company”) have been prepared in accordance with accounting principles generally accepted in the United Kingdom (“UK GAAP”), which differ in certain material respects from accounting principles generally accepted in the United States of America (“US GAAP”). Such differences involve methods for measuring the amounts shown in the financial statements, as well as different disclosures required by US GAAP.

The following table contains a summary of the material adjustments to profit after taxation of Inmarsat Global Limited between UK GAAP and US GAAP:

	Note	Year ended 31 December
		2007	2006	2005
		(US$ in millions)
Profit for the financial year as reported under UK GAAP		146.4	122.0	155.2
US GAAP adjustments:
Pension plans	a	(0.1)	—	(4.2)
Post retirement healthcare	a	(0.4)	0.2	(0.7)
Financial instruments	b	(1.3)	1.9	(1.6)
Foreign exchange translation	b	—	(0.2)	—
Taxation	c	21.3	17.6	38.1
Development costs and amortization	d	0.9	3.4	(22.6)
Depreciation on tangibles	e	(1.2)	(1.2)	(1.2)
Amortization of intangibles	f	(5.6)	(5.6)	(4.9)
Interest on bank loans and subordinated parent company debt	g	(89.5)	(95.4)	(163.7)
Capitalized interest	i	25.3	27.5	75.0
Deferred income on disposal and leaseback	j	0.3	0.3	0.8
Facility fees and amortization	k	—	(2.5)	2.5
UK National Insurance on stock options	l	—	0.2	2.2
Network and satellite operation costs	m	0.6	0.6	(8.4)

Total adjustments		(49.7)	(53.2)	(88.7)

Net income under US GAAP		96.7	68.8	66.5

INMARSAT GLOBAL LIMITED

NOTES TO THE FINANCIAL STATEMENTS (Continued)

31.	Summary of differences between United Kingdom and United States Generally Accepted Accounting Principles (Continued)

The following table contains a summary of the material adjustments to shareholder’s funds between UK GAAP and US GAAP:

	Note	As at 31 December
		2007	2006
		(US$ in millions)
Total shareholder’s funds as reported under UK GAAP		978.4	984.5
US GAAP adjustments:
Pension plans	a	(1.6)	(1.6)
Post-retirement healthcare	a	—	—
Financial instruments	b	(2.0)	8.5
Foreign exchange translation	b	(0.7)	(0.8)
Deferred taxation	c	(41.2)	(41.8)
Development costs	d	(56.8)	(57.7)
Tangible assets	e	(2.3)	(3.5)
Intangibles other than goodwill	f	92.5	94.6
Bank loans and subordinated parent company debt	g	(1,210.4)	(1,186.8)
Goodwill	h	244.5	244.5
Capitalized interest	i	195.3	170.0
Deferred income on sale and leaseback	j	(56.7)	(57.0)
UK National Insurance on stock options	l	2.6	2.5
Network and satellite operation costs and amortization	m	(7.3)	(7.8)
Investment property	n	(5.5)	(5.5)

Total US GAAP adjustments		(849.6)	(842.4)

Shareholder’s equity under US GAAP		128.8	142.0

A summary of the principal differences and additional disclosures applicable to the Company are set out below:

(a) Pension plans

Under UK and US GAAP different methods and assumptions are used to determine the pension expense. The principal differences are set out below.

Under UK GAAP, pension and post retirement costs credited/charged against profits relating to the Company’s pension schemes are accounted for in accordance with FRS17, ‘Accounting for Retirement benefits’. Actuarial gains and losses arising from one valuation to the next are amortized through the statement of total recognized gains and losses. Under US GAAP, all actuarial gains and losses in excess of the corridor are recognized over the average remaining service life of the employees. As of 31 December 2006, the Company adopted SFAS 158, ‘Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans’ (“SFAS 158”), which requires an employer to recognize the overfunded or underfunded status of a defined benefit post-retirement plan as an asset or liability on the balance sheet and to recognize changes in that funded status in the year in which the changes occur through other comprehensive income. Prior to the adoption of SFAS 158, the Company recognized an additional minimum pension liability to the extent that the value of benefits accrued based on employee service up to the Balance Sheet date (the accumulated benefit obligation) exceeded the value of plan assets, and the excess was greater than any accrual already established for unfunded pension costs. The transitional adjustment required on adoption of SFAS 158 was recorded as an adjustment to the 2006 year-end balance of accumulated other comprehensive income.

(b) Financial instruments

During the normal course of business, the Company is exposed to foreign currency risk due to payment of certain operating expenses in currencies other than the Company’s functional currency, primarily sterling. This creates volatility in earnings and cash flows from year to year. The Company makes use of derivative instruments to limit this risk. The objective of the Company is to limit the volatility in earnings and cash flows as a result of this risk.

INMARSAT GLOBAL LIMITED

NOTES TO THE FINANCIAL STATEMENTS (Continued)

31.	Summary of differences between United Kingdom and United States Generally Accepted Accounting Principles (Continued)

The Company has adopted a policy for hedging its foreign exchange exposure, which requires all projected non-US dollar expenditures to be hedged on a twelve-month rolling basis. Under UK GAAP, the Company accounts for its foreign currency derivative instruments as hedges and related exchange gains and losses are deferred until the maturity of the contract.

SFAS 133, ‘Accounting for Derivatives and Hedging Activities’ and related standards, adopted effective 1 January 2001, establishes accounting and reporting standards for derivative instruments including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activity. Changes in the fair value of derivatives are recorded in each year in current earnings or other comprehensive income, depending on whether a derivative is designated and documented as part of a hedge transaction and, if it is, the type of hedge transaction. The Company uses various derivative instruments, to hedge anticipated foreign currency expenditures. These contracts provide economic hedging to the Company.

Under US GAAP, unsettled monetary assets and liabilities of the Group, which are in a currency other than the functional currency, are translated to the functional currency at the year-end spot rate. Under UK GAAP, these unsettled monetary assets and liabilities of the Group, which are in a currency other than the functional currency are recorded at the average hedged rate.

Foreign exchange translation represents the adjustment of current assets and liabilities from contract rate to year end spot rate.

(c) Deferred taxation

Under UK GAAP, full provision is made for deferred tax assets and liabilities arising from timing differences where the Company has an obligation/benefit to pay more tax in the future as a result of past events. Under US GAAP, deferred tax is provided for on a full liability basis. Under the full liability method, deferred tax assets or liabilities are recognized for differences between the financial and tax bases of assets and liabilities and for tax loss carry forwards at the statutory rate for each reporting date including temporary differences. Deferred tax amounts also arise as a result of the other UK GAAP to US GAAP adjustments. In particular, under US GAAP deferred tax is provided for on a full liability basis on the fair value adjustments which have been pushed down to Inmarsat Global Limited. Under UK GAAP, fair value adjustments have not been pushed down.

(d) Development costs

Under UK GAAP, the Company capitalizes development costs associated with the development of the User Terminals (“UT”) for the BGAN services. Under US GAAP these development costs are expensed as incurred. Due to the non capitalization of UT development costs the associated amortization recorded under UK GAAP is not recognized for US GAAP purposes.

(e) Tangible assets

Tangible assets were fair valued on acquisition of Inmarsat Ventures Ltd by Inmarsat Investments on 17 December 2003. Under US GAAP a portion of the fair value step up of tangible assets is “pushed down” to Inmarsat Global Ltd, which does not occur under UK GAAP.

(f) Intangibles other than goodwill

Amounts include patents, trademarks, leasing backlog and orbital slots. Amounts recorded in respect of patents, trademarks and leasing backlog will be amortized on a straight-line basis over their estimated useful lives of twenty, seven and three years, respectively. Indefinite-lived intangibles (including orbital slots) will not be amortized for US GAAP purposes. These assets will be subject to annual impairment tests in accordance with US GAAP.

As a result of the current procedures that exist with the International Telecommunication Union of awarding new slots and the ‘expectancy right’ to maintain the once awarded orbital slots, we have assigned an indefinite life to the orbital slots. This is further supported by the following factors considered in determining useful lives of the Orbital slots:

i.	The Group expects to use the orbital slots for each of our satellites.

INMARSAT GLOBAL LIMITED

NOTES TO THE FINANCIAL STATEMENTS (Continued)

31.	Summary of differences between United Kingdom and United States Generally Accepted Accounting Principles (Continued)

ii.	The expected useful life of the satellites, to which the useful life of the orbital slots relate, vary between 5-15 years. Satellites are replaced with newer more modern satellites once the operational life of the existing orbiting satellite is over. Such replacement is a requirement of the Group continuing to operate in its core business segment.

iii.	There are no legal, regulatory or contractual provisions that limit the useful life of the orbital slot except the operational life span of the orbiting satellite.

iv.	There are no legal, regulatory or contractual provisions that limit the renewal or extension of the orbital slot’s legal or contractual life except consent of the adjacent satellite operations, which is very likely to be obtained.

v.	There are no material effects of obsolescence, demand, competition or other economic factors that could limit the useful life of the orbital slots.

(g) Bank loans and subordinated parent company debt

Under US GAAP, the debt which Inmarsat Investments Limited acquired in order to effect the acquisition of Inmarsat Ventures Limited has been pushed down to the books of Inmarsat Global Limited. This accounting is not required under UK GAAP. Additionally, interest arising on the debt has also been pushed down into the Income Statement of Inmarsat Global Limited.

(h) Goodwill

Amount represents goodwill resulting from the purchase accounting recorded in Inmarsat Global Limited that is pushed down to Inmarsat Ventures according to US GAAP. Under UK GAAP no goodwill is recorded in Inmarsat Global and therefore the entire difference represents total goodwill under US GAAP. Goodwill is not amortized for US GAAP.

(i) Capitalized interest

Under UK GAAP, the Company does not capitalize interest. Under US GAAP, the Company capitalizes interest on all qualifying assets. The capitalization rate is applied to the total cumulative cash expenditures for qualifying assets according to SFAS 34, ‘Capitalization of Interest Cost’.

(j) Deferred income on disposal of tangible assets

Under UK GAAP, gains arising on sale and leaseback transactions are recognized as other income to the extent that the sale proceeds do not exceed the fair value of the assets concerned. Gains arising on the portion of the sale proceeds that exceed the fair value are deferred and amortized over the minimum lease term. Under US GAAP, the total gains, arising on qualifying sale leaseback transactions are deferred in full and amortized to income in proportion to the corresponding gross rental charges over the minimum lease term.

(k) Facility Fee

Previously under UK GAAP, direct costs associated with the origination of loans were taken to the Income Statement. From 1 January 2006, under UK GAAP such costs have been recognized as an asset and amortized over the life of the facility based on the effective interest method. US GAAP requires such costs to be recognized as an asset and amortized over the life of the facility based on the effective interest method.

During 2006, the Group revisited its accounting treatment of these costs, and aligned its accounting for these under UK GAAP with US GAAP

(l) Stock option costs

During 2004, the Company early adopted the provisions of Statement of Financial Standards (“SFAS”) No. 123 (R), ‘Share Based Payment’, which is a revision of SFAS No. 123, ‘Accounting for Stock-Based Compensation’. SFAS No. 123 (R) supersedes Accounting Principles Bulletin Opinion No. 25, ‘Accounting for Stock Issued to Employees’. Under SFAS No. 123 (R), stock options issued to employees are valued at fair value on the grant date and recognized in the Income Statement over the requisite service period of the option. The

INMARSAT GLOBAL LIMITED

NOTES TO THE FINANCIAL STATEMENTS (Continued)

31.	Summary of differences between United Kingdom and United States Generally Accepted Accounting Principles (Continued)

Company has adopted SFAS No. 123 (R), however there was no material impact of adopting this standard. Differences between UK GAAP and US GAAP with regard to the recognition of stock based compensation expense for the years ended 31 December 2007, 2006 and 2005 were not material.

Under UK GAAP, the liability for National Insurance on stock options is accrued based on the intrinsic value of the options on the date of grant and adjusted for subsequent changes in the market value of the underlying shares. Under US GAAP, this expense is recorded upon exercise of the stock options.

(m) Network and satellite operations

Under UK GAAP amounts received from a third party for the reimbursement of additional operating expenditures incurred as a result of non-delivery of the satellite are credited in network and satellite operations costs in the Income Statement. Under US GAAP, any payments received from a third party are presumed to be a reduction of the cost of the asset being constructed. Accordingly operating costs are increased and the carrying value of property, plan and equipment is decreased.

(n) Investment property

Under UK GAAP the property at 250 Old Street was revalued on a market basis to US$5.5m as at 31 December 2007 (2006: USD$5.5m). Under US GAAP the property is recorded at cost less accumulated depreciation.

(o) Other disclosures required by U.S. GAAP

Cash flow information

Under UK GAAP, the Group’s cash flow statements are presented in accordance with Financial Reporting Standard No. 1, ‘Cash Flow Statements’ (“FRS 1”), as revised. This statement presents substantially the same information as is required under SFAS 95, ‘Statement of Cash Flows’ under U.S. GAAP.

Under UK GAAP, the Group’s “cash flow” is comprised of increases or decreases in “cash”, which is comprised of cash at bank and in hand and overdrafts. Cash flow is defined differently under U.S. GAAP. For purposes of presenting cash flow information in accordance with U.S. GAAP, cash flow represents increases or decreases in “cash and cash equivalents”, which includes cash and short-term, highly liquid investment with original maturities of less than 90 days, and excludes overdrafts.

Under UK GAAP, cash flows are presented for operating activities; dividends from joint ventures and associates; returns on investments and servicing of finance; taxation; capital expenditure and financial investment; acquisitions and disposals; equity dividends paid; and management of liquid resources and financing. U.S. GAAP requires the classification of cash flows resulting from operating, investing and financing activities.

Cash flows under U.S. GAAP in respect of interest received, interest paid, investment income and taxation are included within operating activities. Under U.S. GAAP, capital expenditure and financial investment and cash flows from acquisitions and disposals are included within investing activities. Equity dividends paid and management of liquid resources are included within financing activities.

INMARSAT LEASING (TWO) LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Inmarsat Leasing (Two) Limited

We have audited the accompanying balance sheets of Inmarsat Leasing (Two) Limited (“the Company”) as at 31 December 2007 and 2006, the related profit and loss account, reconciliation of movements in shareholder’s funds, statement of cash flows and the related notes for each of the two years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Company for the year ended 31 December 2005 were audited by other auditors whose report, dated 28 April 2006, expressed an unqualified opinion on those statements.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Inmarsat Leasing (Two) Limited at 31 December 2007 and 2006, and the results of its operations and cash flows for each of the two years then ended, in conformity with accounting principles generally accepted in the United Kingdom.

Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in note 19 to the financial statements.

Deloitte & Touche LLP

London, England

29 April 2008

INMARSAT LEASING (TWO) LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Board of Directors and Shareholders of Inmarsat Leasing (Two) Limited

We have audited the accompanying financial statements of Inmarsat Leasing (Two) Limited, as of 31 December 2005 which comprise the profit and loss account, reconciliation of movements in shareholders funds, statement of cash flows and the related notes for the year ended 31 December 2005. The financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the results of the operations and the cash flows of Inmarsat Leasing (Two) Limited for the year ended 31 December 2005 in conformity with accounting principles generally accepted in the United Kingdom.

Accounting principles generally accepted in United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in note 19 to the financial statements.

PricewaterhouseCoopers LLP

London

28 April 2006 (except as to note 19 which is as of 27 April 2007)

INMARSAT LEASING (TWO) LIMITED

PROFIT AND LOSS ACCOUNT

		Year ended 31 December
	Note	2007	2006	2005
		(US$ in millions)
Revenues	2	75.7	3.6	3.2
Depreciation and amortization		(50.7)	—	—

Operating profit		25.0	3.6	3.2
Interest payable	3	(4.0)	(1.7)	(1.1)

Profit on ordinary activities before taxation	4	21.0	1.9	2.1

Taxation credit/(expense)	5	0.6	(0.6)	(0.6)

Profit for the year		21.6	1.3	1.5

All results relate to continuing operations.

Statement of Total Recognized Gains and Losses

A Statement of Total Recognized Gains and Losses is not presented as there are no recognized gains or losses other than the profit in the financial years.

The accompanying notes are an integral part of the financial statements.

INMARSAT LEASING (TWO) LIMITED

BALANCE SHEET

		Year ended 31 December
	Note	2007	2006
		(US$ in millions)
Fixed Assets
Tangible assets	7	796.3	—

Total fixed assets		796.3	—

Current assets
Debtors—amounts falling due within one year	8	1.2	5.8
Debtors—amounts falling due after one year	9	36.9	37.4

Total current assets		38.1	43.2
Creditors—amounts falling due within one year	10	(155.0)	(17.4)

Net current (liabilities)/assets		(116.9)	25.8

Total assets less current liabilities		679.4	25.8

Creditors—amounts falling due after more than one year	11	(6.5)	—
Provisions for liabilities	12	(3.2)	(3.4)

Net Assets		669.7	22.4

Capital and reserves
Called up share capital	14	—	—
Share premium account	15	642.8	17.1
Retained earnings	15	26.9	5.3

Total equity shareholder’s funds	15	669.7	22.4

The accompanying notes are an integral part of the financial statements.

INMARSAT LEASING (TWO) LIMITED

RECONCILIATION OF MOVEMENTS IN SHAREHOLDER’S FUNDS

	Retained earnings	Share premium account	Total
	(US$ in millions)
Balance at 1 January 2005	2.5	17.1	19.6
Profit for the year	1.5	—	1.5

Balance at 31 December 2005	4.0	17.1	21.1

Profit for the year	1.3	—	1.3

Balance at 31 December 2006	5.3	17.1	22.4

Profit for the year	21.6	—	21.6
Share Issue	—	625.7	625.7

Balance at 31 December 2007	26.9	642.8	669.7

The accompanying notes are an integral part of the financial statements.

INMARSAT LEASING (TWO) LIMITED

STATEMENT OF CASH FLOWS

		Year ended 31 December
	Note	2007	2006	2005
		(US$ in millions)
Net cash inflow/(outflow) from operating activities	13	90.0	11.4	(7.7)

Returns on investments and servicing of finance Interest paid		(1.6)	—	—

Net cash inflow/(outflow) after management of liquid resources		88.4	11.4	(7.7)
Financing
Repayments of obligations under finance leases		(0.8)	—	—
Premium paid on finance leases		(763.0)	—	—
Issue of ordinary share capital		625.7	—	—
Loan from group undertaking		88.1	—	—
Repayment of loan from group undertaking		(88.1)	—	—
Intercompany funding		(0.3)	(11.4)	7.7
Drawdown of Senior Revolving Facility		50.0	—	—

Net cash (outflow)/inflow from financing		(88.4)	(11.4)	7.7

Increase/(decrease) in cash in the year		—	—	—

The accompanying notes are an integral part of these financial statements.

INMARSAT LEASING (TWO) LIMITED

NOTES TO THE FINANCIAL STATEMENTS

1.	Principal accounting policies

Background

The principal activity of the Company is the leasing of plant and equipment.

Basis of accounting

The financial statements are prepared under the historical cost convention and in accordance with applicable UK accounting standards. A summary of the Company’s main accounting policies, which have been applied consistently, is given below.

The preparation of the financial statements requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the Balance Sheet dates and the reported amounts of revenue and expenses during the reported period. The more significant estimates include deferred tax and asset lives. Actual results could differ from those estimates.

The Company has reviewed its accounting policies and continues to adopt accounting policies most appropriate to its business so as to give a true and fair view as well as disclose sufficient information to enable users to understand the policies and how they have been applied in the financial statements.

The functional and reporting currency of the Company is the US dollar. Shares issued by the Company and denominated in a currency other than US dollars are translated at the date of the issue.

Revenues

Revenues represent income from finance leases using the actuarial after tax method to give a constant periodic rate of return on the net cash investment, and revenue from rentals in relation to operating leases which is spread over the period of the relevant operating lease.

Leasing commitments

Assets acquired under finance leases, which transfer substantially all the rights and obligations of ownership, have been recorded in the Balance Sheet as tangible assets at their equivalent capital value and are depreciated over the useful life of the asset. The corresponding liability is analysed between its short-term and long-term components. The interest element of the finance lease is charged to the Profit and Loss Account over the lease period as a constant rate. Rentals payable under operating leases are typically charged in the Profit and Loss Account in equal amounts over the term of the lease.

Net investment in finance leases

Net investment in finance leases is included in debtors and represents total minimum lease payments less gross earnings allocated to future periods and non-refundable rents received in advance.

Space segment assets

Space segment assets comprise satellite construction, launch and other associated costs. Expenditure charged to space segment projects includes invoiced progress payments, amounts accrued appropriate to the stage of completion of contract milestone payments, external consultancy costs and direct internal costs. Internal costs, comprising primarily staff costs, are only capitalized when they are directly attributable to the construction of an asset. Progress payments are determined on milestones achieved to date together with agreed cost escalation indices. Deferred satellite payments represent the net present value of future payments dependent on the future performance of each satellite and are recognized in space segment assets when the satellite becomes operational. The associated liability is stated at its net present value and included within liabilities. These space segment assets are depreciated over the life of the satellites from the date they become operational and are placed into service.

Depreciation of fixed assets

Depreciation is calculated to write off the historical cost less residual values, if any, of space segment assets, on a straight-line basis over the expected useful lives of the assets concerned. The Company selects its depreciation rates carefully and reviews them annually to take account of any changes in circumstances. When

INMARSAT LEASING (TWO) LIMITED

NOTES TO THE FINANCIAL STATEMENTS (Continued)

setting useful economic lives, the principal factors the Group takes into account are the expected rate of technological developments, expected market requirements for the equipment and the intensity at which the assets are expected to be used. The lives assigned to space segment assets are 5-15 years.

Interest and finance costs

Interest is recognized in the Profit and Loss Account using the effective yield method on a time proportion basis.

Deferred taxation

Deferred tax is recognized in respect of all timing differences that have originated but not reversed at the Balance Sheet date where transactions or events that result in an obligation to pay more tax in the future or a right to pay less tax in the future have occurred at the Balance Sheet date. Timing differences are differences between the Company’s taxable profit and loss and its results as stated in the financial statements. No deferred income tax is recognized on permanent differences.

Deferred tax is measured at the average tax rates that are expected to apply in the period in which the timing differences are expected to reverse, based on tax rates and law that have been enacted or substantively enacted by the Balance Sheet date. Deferred tax is measured on a non-discounted basis. Deferred tax assets are recognized only to the extent that it is considered more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted. See notes 5 and 12.

2.	Revenues

Revenues, stated net of VAT and other sales taxes, comprise the following:

	Year ended 31 December
	2007	2006	2005
	(US$ in millions)
Income from finance leases	2.2	3.6	3.2
Income from operating leases	73.5	—	—

	75.7	3.6	3.2

3.	Interest payable

	Year ended 31 December
	2007	2006	2005
	(US$ in millions)
In respect of amounts due to parent undertaking on loans—payable wholly or in part after one year	(1.1)	(1.7)	(1.1)
Interest on Revolving Credit Facility	(2.5)	—	—
Finance Leases	(0.4)	—	—

	(4.0)	(1.7)	(1.1)

4.	Profit on ordinary activities before depreciation

Profit on ordinary activities before taxation is stated after charging:

	Year ended 31 December
	2007	2006	2005
	(US$ in millions)
Depreciation of property, plant and equipment:
— leased	50.7	—	—

Auditors’ remuneration

Auditors’ remuneration was paid by the Company’s parent. No recharge was made.

INMARSAT LEASING (TWO) LIMITED

NOTES TO THE FINANCIAL STATEMENTS (Continued)

Employees and Directors

None of the Directors received any emoluments in respect of his/her services to the Company in the years ended 31 December 2007, 2006 and 2005.

The Company had no directly employed staff during the years ended 31 December 2007, 2006 and 2005.

5.	Taxation

The tax credit/(charge) is based on the taxable profits for the year and comprises:

	Year ended 31 December
	2007	2006	2005
	(US$ in millions)
UK corporation tax at 30%	0.4	0.1	1.5
Deferred tax (Note 12)	—	(0.7)	(2.1)
Adjustment to the opening deferred tax position in respect of the future reduction in the Corporation Tax rate from 30% to 28%	0.2	—	—

	0.6	(0.6)	(0.6)

Deferred income tax

The tax effect of timing differences is:

	Year ended 31 December
	2007	2006	2005
	(US$ in millions)
Deferred income tax liability recognized (Note 12)	(3.2)	(3.4)	(2.7)

Deferred income tax primarily arises from the difference between the periods in which income is recognized for accounting and taxation purposes. A deferred tax benefit is also derived from capital allowances where no equivalent accounting deduction is available.

The differences between the total current tax shown above and the amount calculated by applying the standard rate of UK corporation tax to the profit before tax is as follows:

	Year ended 31 December
	2007	2006	2005
	(US$ in millions)
UK statutory tax rate	30%	30%	30%
Profit on ordinary activities	21.0	1.9	2.1

Corporation tax provision at UK statutory tax rate	(6.3)	(0.6)	(0.6)
Timing differences	—	0.7	2.1
Permanent differences	6.7	—	—

Corporation tax credit	0.4	0.1	1.5

6.	Dividends

No dividends were paid in the years 2007, 2006 and 2005 and the directors do not recommend a dividend in respect of the year ended 31 December 2007.

INMARSAT LEASING (TWO) LIMITED

NOTES TO THE FINANCIAL STATEMENTS (Continued)

7.	Tangible Assets

Space Segment
(US$ in millions)
Cost at 1 January 2007	—
Additions	847.0

Cost at 31 December 2007	847.0

Accumulated depreciation as 1 January 2007	—
Charge in the year	(50.7)

Accumulated depreciation as 31 December 2007	(50.7)

Net book value 31 December 2006	—

Net book value 31 December 2007	796.3

On 8 March 2007, the Company entered into a finance lease agreement with a fellow group company, Inmarsat Global Limited. The agreement covers the three Inmarsat-4 satellites. The asset acquired under the finance lease will be depreciated over the estimated useful life of 14 years. The assets were immediately leased back to Inmarsat Global Limited under an operating lease.

8.	Debtors: amounts falling due within one year

	Year ended 31 December
	2007	2006
	(US$ in millions)
Amounts due from group undertakings	0.7	5.7
Corporation tax	0.5	0.1

	1.2	5.8

9.	Debtors: amounts falling due after one year

	Year ended 31 December
	2007	2006
	(US$ in millions)
Net investments in finance leases due from group undertakings	36.9	37.4

10.	Creditors: amounts falling due within one year

	Year ended 31 December
	2007	2006
	(US$ in millions)
Amounts owing to group undertakings	87.7	17.4
Trade Creditors	1.7	—
Corporation Tax	—	—
Revolving Credit Facility	50.0	—
Accruals and deferred income	15.3	—
Finance lease payable	0.3	—

	155.0	17.4

11.	Creditors: amounts falling due after one year

	Year ended 31 December
	2007	2006
	(US$ in millions)
Finance lease payable	6.5	—

	6.5	—

INMARSAT LEASING (TWO) LIMITED

NOTES TO THE FINANCIAL STATEMENTS (Continued)

12.	Deferred income tax liability

The movement in deferred taxation is as follows:

Deferred tax
(US$ in millions)
As at 1 January 2005	(0.6)
Charged in respect of current year	(2.1)

As at 31 December 2005	(2.7)

Charged in respect of current year	(0.7)

As at 31 December 2006	(3.4)

Credited in respect of current year	0.2

As at 31 December 2007	(3.2)

13.	Cash flow statement

Reconciliation of operating profit to net cash inflow/(outflow) from operating activities:

	Year ended 31 December
	2007	2006	2005
	(US$ in millions)
Operating profit	25.0	3.6	3.2
Depreciation	50.7	—	—
Decrease/(increase) in debtors	5.4	7.8	(10.9)
Increase in creditors	8.9	—	—

Net cash inflow/(outflow) from operating activities	90.0	11.4	(7.7)

Reconciliation of net cash flow to movement in net debt:

	Year ended 31 December
	2007	2006	2005
	(US$ in millions)
Net debt at beginning of year	17.4	27.1	18.2
Non cash adjustment	78.3	1.7	1.2
Loan from group undertaking	(88.1)	—	—
Revolving Credit facility	50.0	—	—
Repayment of loan from group undertaking	88.1	—	—
Funding to/from group undertakings	(0.3)	(11.4)	7.7
Capital element of finance lease rental payments	(0.8)	—	—

Net debt	144.6	17.4	27.1

Analysis of net debt:

	Finance lease obligation	Revolving credit facility	Amounts owing to group undertakings	Total
At 1 January 2005	—	—	18.2	18.2
Net cash flow	—	—	7.7	7.7
Non cash adjustment	—	—	1.2	1.2

At 31 December 2005	—	—	27.1	27.1

Net cash flow	—	—	(11.4)	(11.4)
Non cash adjustment	—	—	1.7	1.7

At 31 December 2006	—	—	17.4	17.4

Net cash flow	(0.8)	50.0	(0.3)	48.9
Non cash adjustment	7.7	—	70.6	78.3

At 31 December 2007	6.9	50.0	87.7	144.6

INMARSAT LEASING (TWO) LIMITED

NOTES TO THE FINANCIAL STATEMENTS (Continued)

The Company’s cash flows are funded via a loan from its parent undertaking, and accordingly this loan has been included in the analysis of net debt.

14.	Called up share capital

	Year ended 31 December
	2007	2006
	(US$)
Authorized
10,001,000 ordinary shares of £1 each	18,097,810	18,097,810

Allotted, called up and fully paid
1,061 ordinary shares of £1 each	1,925	1,810

The Company issued 60 ordinary shares of £1 each to Inmarsat Ventures Limited for a total consideration of US$625.7m on the 8 March 2007.

15.	Reserves

	Retained earnings	Share premium account	Total
	(US$ in millions)
Balance at 1 January 2005	2.5	17.1	19.6
Profit for the year	1.5	—	1.5

Balance at 31 December 2005	4.0	17.1	21.1

Profit for the year	1.3	—	1.3

Balance at 31 December 2006	5.3	17.1	22.4

Profit for the year	21.6	—	21.6
Share Issue	—	625.7	625.7

Balance at 31 December 2007	26.9	642.8	669.7

16.	Capital commitments

	Year ended 31 December
	2007	2006	2005
	(US$ in millions)
Commitments as lessors for future capital payments to satellite manufacturers	9.5	13.7	19.3

17.	Related party transactions

The Company being a wholly owned subsidiary of Inmarsat Ventures Limited is exempt under paragraph 17 of FRS 8, ‘Related party transactions’ from the requirements to disclose transactions with entities that are part of the group.

18.	Parent undertaking and ultimate controlling party

The Company’s parent undertaking is Inmarsat Ventures Limited and ultimate controlling party is Inmarsat plc, both incorporated in Great Britain and registered in England and Wales. The largest and smallest groups in which the results of the Company are consolidated are headed by Inmarsat plc and Inmarsat Ventures Limited respectively. Copies of the Inmarsat plc and Inmarsat Ventures Limited consolidated financial statements can be obtained from the Company Secretary at 99 City Road, London EC1Y 1AX.

INMARSAT LEASING (TWO) LIMITED

NOTES TO THE FINANCIAL STATEMENTS (Continued)

19.	Summary of differences between United Kingdom and United States Generally Accepted Accounting Principles

The financial statements of Inmarsat Leasing (Two) Limited (the “Company”) have been prepared in accordance with accounting principles generally accepted in the United Kingdom (“UK GAAP”), which differ in certain material respects from accounting principles generally accepted in the United States of America (“US GAAP”). Such differences involve methods for measuring the amounts shown in the financial statements, as well as different disclosures required by US GAAP.

The following table contains a summary of the material adjustments to profit after taxation of Inmarsat Leasing (Two) Limited between UK GAAP and US GAAP:

		Year ended 31 December
	Note	2007	2006	2005
		(US$ in millions)
Profit for the financial year as reported under UK GAAP		21.6	1.3	1.5
US GAAP adjustments:
Lease revenue	a	—	(0.3)	(0.8)
Taxation	b	—	0.1	0.2

Total adjustments		—	(0.2)	(0.6)

Net income under US GAAP		21.6	1.1	0.9

The following table contains a summary of the material adjustments to shareholder’s funds between UK GAAP and US GAAP:

		As at 31 December
	Note	2007	2006	2005
	(US$ in millions)
Total shareholder’s funds as reported under UK GAAP		669.7	22.4	21.1
US GAAP adjustments:
Finance lease receivable	a	(3.1)	(3.1)	(2.8)
Deferred taxation	b	0.9	0.9	0.8

Total adjustments		(2.2)	(2.2)	(2.0)

Shareholder’s equity under US GAAP		667.5	20.2	19.1

A summary of the principal differences and additional disclosures applicable to the Company are set out below:

(a) Finance lease revenue

Under UK and US GAAP different methods and assumptions are used to determine the revenue derived from finance leases. The principal difference is set out below.

Under UK GAAP, finance lease revenues are measured using the actuarial after tax method to give a constant periodic rate of return on the net cash investment, which is in accordance with SSAP 21, ‘Leases and hire purchase contracts’. US GAAP, SFAS 13, ‘Accounting for Leases’ prescribes the method and assumptions that may be used to calculate finance lease revenues. Under US GAAP, finance lease revenues are measured using the pre-tax method to give a constant periodic rate of return on the net investment in the finance lease. The difference in measurement gives rise to a difference in the finance lease revenue recognized under UK GAAP and US GAAP.

INMARSAT LEASING (TWO) LIMITED

NOTES TO THE FINANCIAL STATEMENTS (Continued)

(b) Taxation

Under UK GAAP, full provision is made for deferred tax assets and liabilities arising from timing differences where the company has an obligation/benefit to pay more tax in the future as a result of past events. Under US GAAP, deferred tax is provided for on a full liability basis. Under the full liability method, deferred tax assets or liabilities are recognized for differences between the financial basis and tax bases of assets and liabilities and for tax loss carry forwards at the statutory rate fore each reporting date including temporary differences. Deferred tax amounts also arise as a result of the other UK GAAP to US GAAP adjustments.

INMARSAT LAUNCH COMPANY LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Board of Directors and Shareholders of Inmarsat Launch Company Limited

We have audited the accompanying balance sheets of Inmarsat Launch Company Limited as at 31 December 2007 and 2006, the related profit and loss account, reconciliation of movements in shareholder’s funds, statement of cash flows and the related notes to the financial statements for the each of the two years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements based on our audits. The financial statements of the Company for the year ended 31 December 2005 were audited by other auditors whose report, dated 28 April 2006, expressed an unqualified opinion on those statements.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Inmarsat Launch Company Limited at 31 December 2007 and 2006, and the results of its operations and cash flows for each of the two years then ended, in conformity with accounting principles generally accepted in the United Kingdom.

Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in note 14 to the financial statements.

Deloitte & Touche LLP

London, England

29 April 2008

INMARSAT LAUNCH COMPANY LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Board of Directors and Shareholders of Inmarsat Launch Company Limited

We have audited the accompanying financial statements of Inmarsat Launch Company Limited as of 31 December 2005 which comprise the profit and loss account, reconciliation of movements in shareholders’ funds and the related notes to the financial statements for the year ended 31 December 2005. The financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the results of its operations for Inmarsat Launch Company Limited for the year ended 31 December 2005 in conformity with accounting principles generally accepted in the United Kingdom.

Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in note 14 to the consolidated financial statements.

PricewaterhouseCoopers LLP

London

28 April 2006 (except as to note 1, note 6 and note 14 which are as of 27 April 2007)

INMARSAT LAUNCH COMPANY LIMITED

PROFIT AND LOSS ACCOUNT

	Note	Year ended 31 December
		2007	2006	2005
	(US$ in millions)
Revenues	2	78.6	0.2	159.5
Total operating costs		(75.9)	(0.2)	(157.7)

Total operating profit	3	2.7	—	1.8

Profit on ordinary activities before taxation		2.7	—	1.8
Taxation	6	—	—	—

Profit for the year		2.7	—	1.8

All activities relate to continuing operations.

Statement of Total Recognized Gains and Losses

A Statement of Total Recognized Gains and Losses is not presented as there are no recognized gains or losses other than the profit in the financial years.

The accompanying notes are an integral part of the financial statements.

INMARSAT LAUNCH COMPANY LIMITED

BALANCE SHEET

	Note	As at 31 December
		2007	2006
		(US$ in millions)
Current assets
Debtors	8	16.4	4.4

Total current assets		16.4	4.4

Creditors—amounts falling due within one year	9	(11.6)	(0.6)

Net current assets		4.8	3.8

Total assets less current liabilities		4.8	3.8

Net assets		4.8	3.8

Called up share capital	10	—	—
Share premium account		2.0	2.0
Retained earnings		2.8	1.8

Total equity shareholder’s funds		4.8	3.8

The accompanying notes are an integral part of the financial statements.

INMARSAT LAUNCH COMPANY LIMITED

RECONCILIATION OF MOVEMENTS IN SHAREHOLDER’S FUNDS

	Note	Retained earnings	Share Premium account	Total
Balance at 1 January 2005		0.3	2.0	2.3

Profit for the year		1.8	—	1.8
Dividend payable	7	(0.3)	—	(0.3)

Balance at 31 December 2005		1.8	2.0	3.8

Profit for the year		—	—	—

Balance at 31 December 2006		1.8	2.0	3.8

Profit for the year		2.7	—	2.7
Dividend payable	7	(1.7)	—	(1.7)

Balance at 31 December 2007		2.8	2.0	4.8

The accompanying notes are an integral part of the financial statements.

INMARSAT LAUNCH COMPANY LIMITED

STATEMENT OF CASH FLOWS

	Note	Year ended 31 December
		2007	2006	2005
		(US$ in millions)
Net cash inflow from operating activities	11	1.7	—	—

Returns on Investments and servicing of Finance
Financing
Dividends paid	7	(1.7)	—	—

Net cash outflow from financing		(1.7)	—	—

Increase in cash in the year		—	—	—

The accompanying notes are an integral part of the financial statements.

INMARSAT LAUNCH COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

1.	Principal accounting policies

Background

The principal activity of the Company is the provision of satellite launch services.

Basis of accounting

The financial statements have been prepared under the historical cost convention and in accordance with applicable UK accounting standards. A summary of the Company’s main accounting policies is given below.

The Company has reviewed its accounting policies and continues to adopt accounting policies most appropriate to its business so as to give a true and fair view as well as disclose sufficient information to enable users to understand the policies and how they have been applied in the financial statements.

The functional and reporting currency of the Company is the US dollar. Shares issued by the Company and denominated in a currency other than US dollars are translated at the date of the issue.

Revenue

Revenues represents a recharge, in respect of launch costs associated with the launch of our I4 satellites, to Inmarsat Global Limited. Included in the recharge is a 5% mark-up of the launch insurance premium.

2.	Revenues

Revenues, stated net of VAT and other sales taxes, comprising the following:

	Year ended 31 December
	2007	2006	2005
	(US$ in millions)
Recharge of launch costs	78.6	0.2	159.5

3.	Profit on ordinary activities before taxation

Profit before ordinary activities before taxation is stated after charging:

	Year ended 31 December
	2007	2006	2005
	(US$ in millions)
Intercompany management charges	0.7	—	4.7
Other office services	74.8	0.2	153.0
Foreign Exchange	0.4	—	—

	75.9	0.2	157.7

4.	Directors’ emoluments

	Year ended 31 December
	2007	2006	2005
	(US$000)
Aggregate emoluments	20	19	16

INMARSAT LAUNCH COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS (Continued)

5.	Auditors’ remuneration

Auditors’ remuneration was paid by the Company’s parent. No recharge was made.

6.	Taxation

The tax charge is based on the taxable profits for the year and comprises:

Year ended 31 December
	2007	2006	2005
(US$ in millions)
Deferred tax—current year	—	—	—
Deferred tax— prior year	—	—	—

	—	—	—

The differences between the total current tax shown above and the amount calculated by applying the standard rate of UK corporation tax to the profit before tax is as follows:

	Year ended 31 December
	2007	2006	2005
	(US$ in millions)
UK statutory tax rate	30%	30%	30%
Profit on ordinary activities	2.7	—	1.8

Corporation tax provision at UK statutory rate	0.8	—	0.5
Non taxable items	(0.8)	—	(0.5)

Current tax charge for the year	—	—	—

7.	Dividends

An interim dividend of US$1.7m was declared and paid for the year ending 31 December 2007. The Directors do not recommend further dividend in respect of the current year. No dividends were declared or paid for the year ended 31 December 2006.

8.	Debtors: amounts falling due within one year

	As at 31 December
	2007	2006
	(US$ in millions)
Amounts due from group companies	16.4	4.4

	16.4	4.4

9.	Creditors: amounts falling due within one year

	As at 31 December
	2007	2006
	(US$ in millions)
Amounts due to group companies	0.1	0.4
Other creditors	5.0	—
Trade creditors	6.5	—
Accruals and deferred income	—	0.2

	11.6	0.6

INMARSAT LAUNCH COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS (Continued)

10.	Called up share capital

	As at 31 December
	2007	2006
	(US$000)
Authorized
4,000 ordinary shares of US$1 each	4	4

Allotted and called up
4,000 ordinary shares of US$1 each	4	4

The Company jointly guarantees a high yield bond issued by a fellow subsidiary Inmarsat Finance plc totaling US$310.4m.

11.	Notes to cash flow statement

Reconciliation of operating profit to net cash outflow from operating activities:

	Year ended 31 December
	2007	2006	2005
	(US$ in millions)
Operating profit	2.7	—	1.8
(Increase)/decrease in debtors	(12.0)	31.0	(26.6)
Increase/(decrease) in creditors	11.0	(31.0)	24.8

Net cash inflow from operating activities	1.7	—	—

As at 31 December 2007 the Company had cash at bank, representing net funds, of US$5,000 (2006:US$6,000).

12.	Related party transactions

The Company being a wholly owned subsidiary of Inmarsat Ventures Limited is exempt under paragraph 17 of FRS 8, ‘Related party transactions’, from the requirements to disclose transactions with entities that are part of the group.

13.	Parent undertaking and ultimate controlling party

The Company’s parent undertaking is Inmarsat Ventures Limited and ultimate controlling party is Inmarsat plc, both incorporated in Great Britain and registered in England and Wales. The largest and smallest groups in which the results of the Company are consolidated are headed by Inmarsat plc and Inmarsat Ventures Limited respectively. Copies of the Inmarsat plc and Inmarsat Ventures Limited consolidated financial statements can be obtained from the Company Secretary at 99 City Road, London EC1Y 1AX.

14.	Summary of differences between United Kingdom and United States Generally Accepted Accounting Principles

The financial statements of Inmarsat Launch Company Limited (the “Company”) have been prepared in accordance with accounting principles generally accepted in the United Kingdom (“UK GAAP”), which differ in certain material respects from accounting principles generally accepted in the United States of America (“US GAAP”). Such differences involve methods for measuring the amounts shown in the consolidated financial statements, as well as different disclosures required by US GAAP.

There are currently no material adjustments to profit/(loss) after taxation or to shareholders’ funds of the Company under UK GAAP compared to that which represents net income/(loss) or to total shareholders’ equity under US GAAP.

INMARSAT FINANCE PLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Inmarsat Finance plc

We have audited the accompanying balance sheets of Inmarsat Finance plc (“the Company”) as at 31 December 2007 and 2006, the related profit and loss account, reconciliation of movements in shareholders’ funds, statement of cash flows and the related notes for each of the two years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Company for the year ended 31 December 2005 were audited by other auditors whose report, dated 28 April 2006, expressed an unqualified opinion on those statements.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Inmarsat Finance plc at 31 December 2007 and 2006, and the results of their operations and their cash flows for each of the two years then ended, in conformity with accounting principles generally accepted in the United Kingdom.

Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in note 15 to the financial statements.

Deloitte & Touche LLP

London, England

29 April 2008

INMARSAT FINANCE PLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Board of Directors and Shareholders of Inmarsat Finance plc

We have audited the accompanying financial statements of Inmarsat Finance plc as of 31 December 2005, which comprise the profit and loss account, reconciliation of movements in shareholders funds, statement of cash flows and the notes to the financial statements for the year ended 31 December 2005. The financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the results of the operations and the cash flows of Inmarsat Finance plc for the year ended 31 December 2005 in conformity with accounting principles generally accepted in the United Kingdom.

Accounting principles generally accepted in United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in note 15 to the financial statements.

PricewaterhouseCoopers LLP

London

28 April 2006

INMARSAT FINANCE PLC

PROFIT AND LOSS ACCOUNT

		Year ended 31 December
	Note	2007	2006	2005
		(US$ in millions)
Operating profit		—	—	—
Interest receivable and similar income	2	23.9	23.9	44.6
Interest payable and similar charges	2	(23.7)	(23.7)	(43.5)

Profit on ordinary activities before taxation	3	0.2	0.2	1.1
Taxation expense	4	(0.1)	(0.1)	(0.3)

Profit for the year	12	0.1	0.1	0.8

All results relate to continuing operations.

Statement of Total Recognized Gains and Losses

A Statement of Total Recognized Gains and Losses is not presented, as there are no recognized gains and losses other than the profit in the financial years.

The accompanying notes are an integral part of the financial statements.

INMARSAT FINANCE PLC

BALANCE SHEET

		As at 31 December
	Note	2007	2006
		(US$ in millions)
Current assets
Debtors—amounts falling due within one year	6	10.6	10.6
Debtors—amounts falling due after one year	7	310.5	310.5

Total current assets		321.1	321.1
Creditors—amounts falling due within one year	8	(8.6)	(8.5)

Net current assets		312.5	312.6

Total assets less current liabilities		312.5	312.6

Creditors—amounts falling due after one year	9	(311.3)	(311.5)

Net assets		1.2	1.1

Capital and reserves
Called up share capital	11	0.1	0.1
Retained earnings	12	1.1	1.0

Total equity shareholders’ funds	12	1.2	1.1

The accompanying notes are an integral part of the financial statements.

INMARSAT FINANCE PLC

RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS’ FUNDS

	Retained earnings	Ordinary share capital	Total
	(US$ in millions)
Balance at 1 January 2005	0.1	0.1	0.2
Profit for the year	0.8	—	0.8

Balance at 31 December 2005	0.9	0.1	1.0

Profit for the year	0.1	—	0.1

Balance at 31 December 2006	1.0	0.1	1.1

Profit for the year	0.1	—	0.1

Balance at 31 December 2007	1.1	0.1	1.2

The accompanying notes are an integral part of the financial statements.

INMARSAT FINANCE PLC

STATEMENT OF CASH FLOWS

	Note	Year ended 31 December
		2007	2006	2005
		(US$ in millions)
Net cash flow from operating activities	10	—	—	—

Interest received		23.7	23.7	47.8
Interest paid		(23.7)	(23.7)	(47.8)

Net cash flow for returns on investments and servicing of finance		—	—	—

Capital expenditure and financial investment
Subordinated intercompany funding loan		—	—	167.1

Net cash inflow from capital expenditure and financial investment		—	—	167.1

Net cash inflow before management of liquid resources and financing		—	—	167.1

Financing
Senior Notes		—	—	(167.1)

Net cash outflow from financing		—	—	(167.1)

Increase in cash in the year	10	—	—	—

The accompanying notes are an integral part of these financial statements.

INMARSAT FINANCE PLC

NOTES TO THE FINANCIAL STATEMENTS

1.	Principal accounting policies

Background

Inmarsat Finance plc (the “Company”) was incorporated on 13 October 2003. The principal activity of the Company is the raising of capital through the issue of Senior Notes.

Basis of accounting

The financial statements have been prepared under the historical cost convention and in accordance with applicable UK accounting standards. A summary of the Company’s main accounting policies, which have been applied consistently, is given below.

The Company has reviewed its accounting policies and continues to adopt accounting policies most appropriate to its business so as to give a true and fair view as well as disclose sufficient information to enable users to understand the policies and how they have been applied in the financial statements.

The functional and reporting currency of the Company is the US dollar. Shares issued by the Company and denominated in a currency other than US dollars are translated at the date of the issue.

Interest and finance costs

Interest is recognized in the Profit and Loss Account using the effective yield method on a time proportion basis.

The transaction and arrangement costs of the Senior Notes were met by Inmarsat Investments Limited. Therefore borrowings are stated at the amount of gross proceeds received.

2.	Interest (payable)/receivable

	Year ended 31 December
	2007	2006	2005
	(US$ in millions)
Interest payable on Senior Notes	(23.7)	(23.7)	(43.5)

Total interest payable and similar charges	(23.7)	(23.7)	(43.5)

Interest receivable on intercompany loans	23.7	23.7	43.5
Amortization of premium on Senior Notes	0.2	0.2	1.1

Total interest receivable and similar income	23.9	23.9	44.6

3.	Profit on ordinary activities before taxation

Auditors’ remuneration

Auditors’ remuneration was paid by the Company’s parent. No recharge was made.

Employees and Directors

None of the Directors received any emoluments in respect of their services to the Company in the years ended 31 December 2007, 2006 and 2005.

The Company had no directly employed staff during the years ended 31 December 2007, 2006 and 2005.

INMARSAT FINANCE PLC

NOTES TO THE FINANCIAL STATEMENTS (Continued)

4.	Taxation

The tax charge is based on the taxable profits for the year and comprises:

	Year ended 31 December
	2007	2006	2005
	(US$ in millions)
UK corporation tax at 30%	(0.1)	(0.1)	(0.3)

The differences between the total current tax shown above and the amount calculated by applying the standard rate of UK corporation tax to the profit before tax is as follows:

	Year ended 31 December
	2007	2006	2005
	(US$ in millions)
UK statutory tax rate	30%	30%	30%
Profit on ordinary activities	0.2	0.2	1.1

Corporation tax provision at UK statutory tax rate	(0.1)	(0.1)	(0.3)

5.	Dividends

No dividends were paid in the years ended 31 December 2007, 2006 or 2005, and the Directors do not recommend a dividend in respect of the year ended 31 December 2007.

6.	Debtors: amounts falling due within one year

	As at 31 December
	2007	2006
	(US$ in millions)
Amounts due from group undertakings	10.6	10.6

	10.6	10.6

7.	Debtors: amounts falling due after one year

	As at 31 December
	2007	2006
	(US$ in millions)
Unpaid share capital	0.1	0.1
Amounts due from group undertakings	310.4	310.4

	310.5	310.5

8.	Creditors: amounts falling due within one year

	As at 31 December
	2007	2006
	(US$ in millions)
Accruals	7.9	7.9
Corporation tax	0.1	0.1
Amounts owing to group undertakings	0.6	0.5

	8.6	8.5

9.	Creditors: amounts falling due after one year

	As at 31 December
	2007	2006
	(US$ in millions)
Senior Notes	310.4	310.4
Premium on Senior Notes	0.9	1.1

	311.3	311.5

INMARSAT FINANCE PLC

NOTES TO THE FINANCIAL STATEMENTS (Continued)

The 7.625% Senior Notes mature on 30 June 2012. Interest is payable semi-annually in February and August. As at 31 December 2007 Inmarsat Investments Limited, a fellow group company, had purchased US$91.6m of the senior notes outstanding (2006: US$53.6m).

10.	Cash flow statement

Reconciliation of operating profit to net cash outflow from operating activities:

	Year ended 31 December
	2007	2006	2005
	(US$ in millions)
Operating profit	—	—	—
Decrease in debtors	0.2	0.6	1.1
Decrease in creditors	(0.2)	(0.6)	(1.1)

Net cash flow from operating activities	—	—	—

Reconciliation of net cash flow to movement in net debt:

	Year ended 31 December
	2007	2006	2005
	(US$ in millions)
Net debt at beginning of year	310.4	310.4	477.5
Senior Notes	—	—	(167.1)

Net debt	310.4	310.4	310.4

Analysis of net debt:

	Cash at bank and in hand	Senior Notes	Total
	(US$ in millions)
At 1 January 2005	—	477.5	477.5

Net cash flow	—	(167.1)	(167.1)
At 31 December 2005	—	310.4	310.4

Net cash flow	—	—	—

At 31 December 2006	—	310.4	310.4

Net cash flow	—	—	—

At 31 December 2007	—	310.4	310.4

11.	Called up share capital

	As at 31 December
	2007	2006
	(US$ in millions)
Authorized
50,000 ordinary shares of £1 each	0.1	0.1

Allotted, called up and 25% paid
50,000 ordinary shares of £1 each	0.1	0.1

INMARSAT FINANCE PLC

NOTES TO THE FINANCIAL STATEMENTS (Continued)

12.	Reserves

	Retained earnings	Ordinary share capital	Total
Balance at 1 January 2006	0.9	0.1	1.0
Profit for the year	0.1	—	0.1

Balance at 31 December 2006	1.0	0.1	1.1

Profit for the year	0.1	—	0.1

Balance at 31 December 2007	1.1	0.1	1.2

13.	Related party transactions

The Company, being a 99.99% owned subsidiary of Inmarsat Group Limited, is exempt under paragraph 17 of FRS 8, ‘Related Party Transactions’, from the requirements to disclose transactions with entities that are part of the group.

14.	Parent undertaking and ultimate controlling party

The Company’s parent undertaking is Inmarsat Group Limited and ultimate controlling party is Inmarsat plc, both incorporated in Great Britain and registered in England and Wales. The largest and smallest groups in which the results of the Company are consolidated for the year ended 31 December 2007 are headed by Inmarsat plc and Inmarsat Group Limited, respectively. Copies of the Inmarsat plc and Inmarsat Group Limited consolidated financial statements can be obtained from the Company Secretary at 99 City Road, London EC1Y 1AX.

15.	Summary of differences between United Kingdom and United States Generally Accepted Accounting Principles

The financial statements of Inmarsat Finance plc (the “Company”) have been prepared in accordance with accounting principles generally accepted in the United Kingdom (“UK GAAP”), which differ in certain material respects from accounting principles generally accepted in the United States of America (“US GAAP”). Such differences involve methods for measuring the amounts shown in the consolidated financial statements, as well as different disclosures required by US GAAP.

There are currently no material adjustments to profit after taxation or to shareholders’ funds of the Company under UK GAAP compared to that which represents net income or to total shareholders equity under US GAAP.